2022 PROXY STATEMENT

Monday | September 19, 2022

8:00 a.m. Central Time

Online at

www.virtualshareholdermeeting.com/FDX2022



FEDEX. DELIVER TODAY. INNOVATE FOR TOMORROW.

FedEx was founded to connect people to possibilities. For almost 50 years, our ecosystem of networks and team members across over 220 countries and territories has kept our customers, global trade, and society moving.



Anchorage
Stansted
Cologne
Liège
Paris
Mississauga
Newark
Indianapolis
Oakland
Memphis
Osaka
Dubai
Guangzhou
Miami
Fort Worth
Mexico City
Singapore
Air Routes
Major Hub Locations

* Map reflects both FedEx flights and interline flights. Routes into and out of Russia, Ukraine, and Belarus are currently suspended.

Corporate Culture

The FedEx culture enables a resilient workforce that can respond to the challenges of today, do the right thing, and create connections across the world. Our team members are united by our passion to deliver on the Purple Promise. This passion begins with our People-Service-Profit (PSP) philosophy and is driven by our Quality Driven Management (QDM) system. FedEx was founded on the full-circle philosophy that taking care of our team members results in outstanding service, which allows us to earn a fair profit and reinvest in our team members.

Workplace Priorities

Our longstanding “Safety Above All” philosophy is the top priority across our enterprise and in our day-to-day work. We are committed to making our workplaces and communities safer for our team members, customers, and the public. As a global company, we see exceptional business and community value in the diversity of perspectives and experiences that our team members bring to work every day. We are committed to embracing diversity, equity, and inclusion (DEI) to make FedEx an inclusive, equitable, and growth-focused workplace where all team members have the opportunity to flourish.

Climate Change

FedEx understands the impacts climate change poses to our business. In March 2021, we announced our ambitious goal to achieve carbon neutral operations by 2040 across our global operations’ Scope 1 and 2 emissions and our Scope 3 contracted transportation greenhouse gas (GHG) emissions. Our path to carbon neutral operations includes focus on vehicle electrification, sustainable fuels, fuel conservation and aircraft modernization, and facilities.



2022 ESG REPORT

The 2022 ESG Report discusses our environmental, social, and governance (“ESG”) strategies, programs, and progress toward our goals. Explore our goals and progress at **fedex.com/en-us/sustainability/reports.html**.

* The information on the 2022 ESG Report webpage, the ESG Report, and any other information on the website that we may refer to herein is not incorporated by reference into, and does not form any part of, this proxy statement. Any targets or goals discussed in our ESG Report and above may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this proxy statement and in the ESG Report are estimates and may be based on assumptions that turn out to be incorrect. We are under no obligation to update such information.

A MESSAGE FROM OUR EXECUTIVE CHAIRMAN AND LEAD INDEPENDENT DIRECTOR

To our stockholders,

In connection with the FedEx 2022 Annual Meeting of Stockholders to be held on 19 September 2022, we would like to update you on how FedEx continues to deliver the highest standards of ethics, integrity, and reliability through our robust governance framework. FedEx is committed to exemplary corporate governance standards and practices, as evidenced by developments in the following areas:

Welcoming new leadership
As a result of rigorous succession planning, Raj Subramaniam was named in March as the company's new President and CEO. As also announced in March, the newly established Executive Chairman position will focus on Board governance and important industry matters such as sustainability, public policy, and innovation. These transitions took effect 1 June 2022 — the start of the new fiscal year, one where we will celebrate the momentous 50th anniversary of FedEx.

Strengthening the FedEx Board of Directors and its committees
As part of this transition, the Board appointed R. Brad Martin as the non-executive Vice Chairman of the Board as well as designated successor for the Chairman position.

We have also named three highly qualified new members to the FedEx Board of Directors since last year's annual meeting, and recommend two additional highly qualified nominees for election at this year's annual meeting. These independent directors and nominees bring to FedEx a diversity of experience and expertise that will be valuable to the Board's oversight of our company's strategic objectives.

Earlier this year, FedEx also made changes to better reflect the committees' areas of oversight and strengthen their alignment with the company's priorities and values including a focus on safety strategies and programs as well as human resource management matters and public policy.

Dr. Shirley Ann Jackson will leave the Board following the expiration of her current term in September. Shirley's counsel has been indispensable over the past 23 years — and her contributions to our Board, diversity initiatives, and learning and development opportunities have positioned FedEx for consistent recognition as one of the world's most admired companies and best places to work. Simply put, FedEx is a better company because of Dr. Jackson.

Leading through ESG commitments
As detailed in the FedEx 2022 ESG Report released in April, we remain steadfast in our strategic approach to deliver a sustainable future. Our latest ESG Report covers progress and performance on ESG topics. This includes our performance metrics as we drive towards carbon neutral operations by 2040 and our efforts to support a diverse, thriving workforce with high-quality opportunities for growth.

Engaging our stockholders
Finally, following last year's stockholders' meeting, we continued thoughtful discussions on a number of topics including executive compensation and our political activities and expenditures. Based on the feedback we received, we made key changes to our executive compensation programs to enhance stockholder value and address stockholder concerns and increased our disclosures around FedEx public policy and advocacy.

We value your continued engagement and deeply appreciate your support as we continue our mission to connect people and possibilities around the world.

Sincerely,

Frederick W. Smith
Founder and Executive Chairman
FedEx Corporation

David P. Steiner
Lead Independent Director
FedEx Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Items of Business

Voting Proposal		Board Recommendation
1	Elect the fifteen nominees named in the proxy statement as FedEx directors for a one-year term	✔ **FOR each director nominee**
2	Advisory vote to approve named executive officer compensation	✔ **FOR**
3	Ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm for fiscal year 2023	✔ **FOR**
4	Approval of the amendment to the FedEx Corporation 2019 Omnibus Stock Incentive Plan to increase the number of authorized shares	✔ **FOR**
5-9	Act upon five stockholder proposals, if properly presented at the meeting	✘ AGAINST

Stockholders also will consider any other matters that may properly come before the meeting.

How to Attend the Virtual Annual Meeting

FedEx's 2022 annual meeting of stockholders will be a virtual meeting, conducted exclusively via live audio webcast at **www.virtualshareholdermeeting.com/FDX2022**. There will not be a physical location for the annual meeting, and you will not be able to attend the meeting in person.

To attend the annual meeting of stockholders at **www.virtualshareholdermeeting.com/FDX2022**, you must enter the control number on your proxy card, voting instruction form, or Notice of Internet Availability. Whether or not you plan to attend the virtual annual meeting, we encourage you to vote and submit your proxy in advance of the meeting by one of the methods described to the right. During the meeting, you may ask questions and vote. To vote at the meeting, visit **www.virtualshareholdermeeting.com/FDX2022**. For more information, please see page 127.

Please Vote Your Shares

Your vote is very important. Please vote your shares whether or not you plan to attend the meeting.

By order of the Board of Directors,

MARK R. ALLEN
Executive Vice President,
General Counsel and Secretary
August 8, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON SEPTEMBER 19, 2022:

The following materials are available at **www.proxyvote.com**:

› The Notice of Annual Meeting of Stockholders to be held September 19, 2022;

› The FedEx 2022 Proxy Statement; and

› The FedEx Annual Report to Stockholders for the fiscal year ended May 31, 2022.

A Notice Regarding the Internet Availability of Proxy Materials or the proxy statement, form of proxy, and accompanying materials are first being sent to stockholders on or about August 8, 2022.

LOGISTICS


Date and Time
Monday, September 19, 2022, at 8:00 a.m. Central Time


Location
Online via webcast at **www.virtualshareholdermeeting.com/FDX2022**


Who Can Vote
Stockholders of record at the close of business on July 25, 2022, may vote at the meeting or any postponements or adjournments of the meeting.

HOW TO CAST YOUR VOTE

If you are a registered stockholder, you can vote by any of the following methods:


Online
www.proxyvote.com up until 11:59 p.m. Eastern Time on 9/18/2022. For shares held in any FedEx or subsidiary employee stock purchase plan or benefit plan, vote by 11:59 p.m. Eastern Time on 9/14/2022.


By phone
1-800-690-6903; Dial toll-free 24/7 up until 11:59 p.m. Eastern Time on 9/18/2022. For shares held in any FedEx or subsidiary employee stock purchase plan or benefit plan, vote by 11:59 p.m. Eastern Time on 9/14/2022.


Proxy card
Completing, signing, and returning your proxy card


At the meeting
You also may vote online during the annual meeting by following the instructions provided on the meeting website during the annual meeting. To vote at the meeting, visit **www.virtualshareholdermeeting.com/FDX2022**.

If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank or broker to vote your shares.

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find additional information in this proxy statement.

> **Proposal 1**
> ## Election of Directors

NOMINEE AND POSITION	AGE	DIRECTOR SINCE	COMMITTEES AFC	CHRC	CyTOC	GSPPC	OTHER PUBLIC DIRECTORSHIPS
FREDERICK W. SMITH Executive Chairman and Chairman of the Board of FedEx Corporation	77	1971					
MARVIN R. ELLISON `IND` Chairman, President, and Chief Executive Officer of Lowe's Companies, Inc.	57	2014	●			●	Lowe's Companies, Inc.
STEPHEN E. GORMAN `IND` Former Chief Executive Officer of Air Methods Corporation	67	—					Peabody Energy Corporation and ArcBest Corporation*
SUSAN PATRICIA GRIFFITH `IND` President and Chief Executive Officer of The Progressive Corporation	57	2018		●		●	The Progressive Corporation
KIMBERLY A. JABAL `IND` Former Chief Financial Officer of Unity Technologies	53	2013	●		●		
AMY B. LANE `IND` Former Managing Director and Group Leader, Retail Banking Group, Merrill Lynch & Co., Inc.	69	2022	●	●			NextEra Energy, Inc. and TJX Companies Inc.
R. BRAD MARTIN `IND` **Vice Chairman** Chairman of RBM Venture Company	70	2011	⬤ (Chair)				Riverview Acquisition Corp.
NANCY A. NORTON `IND` Retired Vice Admiral, U.S. Navy	57	—					
FREDERICK P. PERPALL `IND` Chief Executive Officer of The Beck Group	47	2021	●			●	Starwood Property Trust, Inc.
JOSHUA COOPER RAMO `IND` Chairman and Chief Executive Officer, Sornay, LLC	53	2011	●		⬤ (Chair)		Starbucks Corporation
SUSAN C. SCHWAB `IND` Professor Emerita at the University of Maryland School of Public Policy	67	2009		●	●		Caterpillar Inc. and Marriott International, Inc.
DAVID P. STEINER `IND` **Lead Independent Director** Former Chief Executive Officer of Waste Management, Inc.	62	2009				⬤ (Chair)	Vulcan Materials Company
RAJESH SUBRAMANIAM President and Chief Executive Officer of FedEx Corporation	56	2020					First Horizon National Corporation
V. JAMES VENA `IND` Former Chief Operating Officer of Union Pacific Corporation	63	2022	●			●	
PAUL S. WALSH `IND` Executive Chairman of McLaren Group Limited	67	1996		⬤ (Chair)			McDonald's Corporation and Vintage Wine Estates, Inc.

* Mr. Gorman will resign as a director of ArcBest Corporation if elected to the FedEx Board

AFC – Audit and Finance Committee
CHRC – Compensation and Human Resources Committee
CyTOC – Cyber and Technology Oversight Committee
GSPPC – Governance, Safety, and Public Policy Committee

● Member `IND` Independent
⬤ Chair

See page 41 for committee memberships immediately following the annual meeting if all of the director nominees are elected.

Your Board of Directors recommends that you vote "FOR" the election of each of the fifteen nominees See page 12

FedEx®

Director Nominee Highlights*

Diversity of Tenure, Age, Gender, and Background

Independent Director Nominee Tenure**



7 years
Average Independent Director Nominee Tenure

5 Experienced Director Nominees (more than 10 years)

6 Newer Director Nominees (6 years or less)

2 Medium-Tenure Director Nominees (7 to 10 years)

Age**



61 years
Average Age

1 Nominee over 70 years

6 Nominees 51 to 60 years

7 Nominees 61 to 70 years

1 Nominee under 50 years

Board Refreshment



in the past **5** years

6 New independent directors will have joined our Board

4 Independent directors have retired from our Board

Diversity



33% Female

20% Racially/ Ethnically Diverse

5 Female

3 Racially/ Ethnically Diverse

Nominee Self-Identification of Race/Ethnicity:
2 Black
1 Asian/Pacific Islander
12 White

*Statistics assume all director nominees are elected at the annual meeting.

** As of August 8, 2022

Director Nominee Experience, Qualifications, Attributes, and Skills

The Board believes that it is desirable that the following experience, qualifications, attributes, and skills be possessed by one or more of FedEx's Board members because of their particular relevance to the company's business and structure, and these were all considered by the Board in connection with this year's director nomination process:

Transportation/ Logistics/Supply Chain

7 Nominees

International

8 Nominees

Financial

8 Nominees

Marketing

7 Nominees

Retail/ E-commerce

6 Nominees

Technological/Digital/ Cybersecurity

4 Nominees

Energy

5 Nominees

Human Resource Management

2 Nominees

Government

4 Nominees

Risk Management

8 Nominees

Leadership

15 Nominees

Corporate Governance Highlights

You can find detailed information about our corporate governance policies and practices in the Corporate Governance Matters section of this proxy statement. You can also access our corporate governance documents under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**. Information contained on our website is not deemed to be incorporated by reference as part of this proxy statement.

Corporate Governance Facts

- ✓ Proxy Access
- ✓ Majority Voting for Directors
- ✓ Annual Election of All Directors
- ✓ Gender and Racially/Ethnically Diverse Board
- ✓ Annual Board and Committee Self-Evaluations
- ✓ No Supermajority Voting Provisions
- ✓ Stockholder Right to Call a Special Meeting
- ✓ Separate Chairman of the Board & CEO
- ✓ Independent Vice Chairman
- ✓ Lead Independent Director
- ✓ Independent Directors Meet Regularly Without Management Present

- ✓ Annual Independent Director Evaluations of Executive Chairman of the Board and the CEO
- ✓ No Director Serves on More Than Three Other Public Company Boards
- ✓ No Directors Who are Public Company Executive Officers Serve on More Than One Other Public Company Board
- ✓ Code of Conduct Applicable to all Directors
- ✓ Lead Independent Director's Mandatory Service on Governance, Safety, and Public Policy Committee
- ✓ Stock Ownership Goal for Directors and Executive Officers
- ✓ Policy on Recoupment of Incentive Compensation
- ✓ Policy on Limitation of Severance Benefits
- ✓ No "poison pill"

Proposal 2
Advisory Vote to Approve Named Executive Officer Compensation

Executive Compensation Design

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. We believe there should be a strong relationship between pay and corporate performance, and our executive compensation program reflects this belief.

In response to the lower level of support we received in the 2021 advisory vote on named executive officer compensation and the 62% vote in support of the stockholder proposal presented at our 2021 annual meeting regarding certain severance and post-termination payments, beginning in September 2021 and continuing through the end of fiscal 2022, we requested meetings with our largest 15 institutional investors who own, in the aggregate, over 40% of our outstanding common stock and engaged with investors owning, in the aggregate, more than 35% of our common stock, to solicit feedback on our executive compensation program, better understand the reasons behind the 2021 advisory vote on executive compensation outcome and support of the stockholder proposal, and discuss potential changes to our executive compensation program for consideration by the Compensation and Human Resources Committee ("Compensation & HR Committee").

For additional information on how we responded, please see "Corporate Governance Matters — The Board's Role and Responsibilities — Stockholder Engagement — Board Responsiveness to 2021 Nonbinding Stockholder Proposals — Stockholder Proposal Regarding Shareholder Ratification of Termination Pay," "Executive Compensation — Compensation Discussion and Analysis — 2021 Say-on-Pay Advisory Vote Outcome," and "— Post-Employment Compensation — Limitation on Severance Benefits."

Elements of Compensation

The elements of target total direct compensation for fiscal 2022 are presented below.

ELEMENT AND FISCAL 2022 AVERAGE NEO TARGET PAY MIX[1]		DESCRIPTION AND METRICS
SHORT-TERM	Base Salary **13%**	Fixed cash income to retain and attract highly marketable executives in a competitive market for executive talent.
	Performance-Based AIC **17%**	Annual cash incentive program designed to motivate our executives to achieve annual financial goals and other business objectives and reward them accordingly. Total amount paid was based on: › Achievement of adjusted consolidated operating income objective and individual performance goals
LONG-TERM	Restricted Stock[2] **22%**	Annual equity incentive awards designed to further align the interests of our executives with those of our stockholders by facilitating significant ownership of FedEx stock by the officers. The number of options and shares of restricted stock awarded is primarily based on: › An officer's position and level of responsibility
	Stock Options **24%**	
	Performance-Based LTI **29%**	Long-term cash incentive program designed to motivate management to build long-term stockholder value and reward them accordingly. For the FY20-FY22 long-term incentive ("LTI") plan, total payout opportunity was based on: › Achievement of aggregate earnings-per-share ("EPS") goals for the preceding three-fiscal-year period

[1] See page 53 for individual fiscal 2022 target total direct compensation components.

[2] This average excludes our Chairman of the Board and CEO in fiscal 2022 because restricted stock was not a component of his fiscal 2022 compensation. As a result, the percentages included in this table do not sum to 100%.

Your Board of Directors recommends that you vote "FOR" this proposal. | **See page 46**

Fiscal 2022 Compensation Highlights

› Under the fiscal 2022 annual incentive compensation ("AIC") plan, annual bonus payments were tied to achieving aggressive goals for adjusted consolidated operating income. We experienced revenue and operating income growth in fiscal 2022 resulting from yield management actions, including the favorable net impact of fuel. In addition, our results were positively affected by a mix shift to our higher yielding services due to strategic actions to improve revenue quality. However, our business was negatively affected by the coronavirus ("COVID-19") pandemic, labor market challenges, and inflationary cost pressures. Labor market challenges contributed to global supply chain disruptions and affected the availability and cost of labor, resulting in network inefficiencies, higher purchased transportation costs, and higher wage rates. In addition, global recovery from the impacts of the COVID-19 pandemic slowed with the onset of new variants, which resulted in reduced shipping demand and caused network disruptions, particularly at FedEx Express during fiscal 2022. These challenges resulted in adjusted consolidated operating income that was below the target objective under our fiscal 2022 AIC plan. Accordingly, and consistent with our pay-for-performance philosophy, below-target payouts were earned by participants under the fiscal 2022 AIC plan, including the named executive officers.

› LTI plan payouts for fiscal 2022 were tied to meeting pre-established aggregate EPS goals over a three-fiscal-year period. While adjusted EPS growth was strong in fiscal 2021 and 2022, weaker-than-expected adjusted EPS growth in fiscal 2020 prevented us from achieving the three-year EPS goal required for any payout under the FY20–FY22 LTI plan.

› Officers realize value from the stock options included in the total direct compensation calculation only if the stock price appreciates after the grant date. The exercise price for the fiscal 2022 stock option grant to executive officers was $294.605. The closing price of FedEx common stock on July 25, 2022 was $228.17.

Proposal 3
Ratification of the Appointment of Ernst & Young LLP as FedEx's Independent Registered Public Accounting Firm

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm and has specific policies in place to ensure its independence. The Audit and Finance Committee has appointed Ernst & Young LLP ("Ernst & Young") to serve as FedEx's independent registered public accounting firm for fiscal 2023. Ernst & Young has been our independent registered public accounting firm since 2002.

Fees paid to Ernst & Young for fiscal 2022 and 2021 are detailed on page 93.

Representatives of Ernst & Young will attend the meeting, will be given the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

Your Board of Directors recommends that you vote "FOR" this proposal See page 90

 



Proposal 4

Approval of the Amendment to the FedEx Corporation 2019 Omnibus Stock Incentive Plan to Increase the Number of Authorized Shares

FedEx relies on equity awards to retain and attract key employees and non-employee Board members and believes that equity incentives are necessary for FedEx to remain competitive in retaining and attracting highly qualified individuals upon whom, in large measure, the future growth and success of FedEx depend. Our stockholders originally approved FedEx's 2019 Omnibus Stock Incentive Plan, as amended (the "2019 Plan"), at the 2019 annual meeting of stockholders. The 2019 Plan currently provides that the maximum number of shares of FedEx common stock that may be issued pursuant to awards granted under the 2019 Plan is 17,000,000 shares, of which no more than 1,500,000 shares may be issued as full-value awards (i.e., awards other than stock options or stock appreciation rights). In order to continue the practice of granting equity incentive awards, the Board of Directors is seeking stockholder approval of an amendment to the 2019 Plan to increase the number of shares authorized for issuance under the 2019 Plan. If approved by our stockholders, the amendment would authorize an additional 5,000,000 shares for issuance under the 2019 Plan. However, none of the additional shares will be issuable as full-value awards. The amendment would not make any other changes to the 2019 Plan.

Absent an increase in the number of authorized shares under the 2019 Plan, we do not expect to have sufficient shares to meet our anticipated equity compensation needs for fiscal 2025, which begins on June 1, 2024. We believe that increasing the number of shares issuable under the 2019 Plan is necessary in order to allow FedEx to continue to utilize equity awards to retain and attract the services of key individuals essential to FedEx's long-term growth and financial success and to further align their interests with those of FedEx's stockholders.

Your Board of Directors recommends that you vote "FOR" this proposal	**See page 96**



Proposals 5-9

Five Stockholder Proposals, if properly presented

Your Board of Directors recommends that you vote "AGAINST" each of these proposals	**See pages 107 – 121**

Forward-Looking Statements

Certain statements in this proxy statement may be considered "forward-looking" statements within the meaning of the applicable securities laws. Forward-looking statements include those preceded by, followed by, or that include the words "will," "may," "could," "would," "should," "believes," "expects," "forecasts," "anticipates," "plans," "estimates," "targets," "projects," "intends", or similar expressions. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the factors that can be found in FedEx's and its subsidiaries' press releases and FedEx's filings with the Securities and Exchange Commission ("SEC"), including its Annual Report on Form 10-K for fiscal 2022. Any forward-looking statement speaks only as of the date on which it is made. FedEx does not undertake or assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

CORPORATE GOVERNANCE MATTERS

> **Proposal 1**
> ## Election of Directors

All of FedEx's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. The Board of Directors currently consists of fourteen members. Shirley Ann Jackson is retiring as a director immediately before this year's annual meeting and will not stand for reelection (for additional information, please see "— Board Processes and Policies — Director Mandatory Retirement"). The Board proposes that each of the current directors, other than Dr. Jackson, be reelected to the Board. In addition, the Board of Directors has nominated Stephen E. Gorman and Nancy A. Norton for election as directors. Frederick P. Perpall was initially elected as a director by the Board in December 2021 upon the recommendation of a Board member and the Governance, Safety, and Public Policy Committee ("GSPP Committee"). Each of Amy B. Lane and V. James Vena was initially elected as a director by the Board in June 2022. Ms. Lane, Mr. Vena, and Mr. Gorman were nominated as directors pursuant to a cooperation agreement with affiliates of the D. E. Shaw group described below. Frederick W. Smith, FedEx's Executive Chairman and Chairman of the Board, and the GSPP Committee recommended Vice Admiral Norton as a nominee.

Effective upon the retirement of Dr. Jackson immediately before the 2022 annual meeting, the size of the Board will be increased to fifteen members. Each of the nominees elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2023 and until his or her successor is duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

Under FedEx's majority-voting standard, each of the fifteen director nominees must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. For more information, please see "— Process for Selecting Directors — Nomination Process — Majority-Voting Standard for Director Elections."

Your Board of Directors recommends that you vote "FOR" the election of each of the fifteen nominees.

Process for Selecting Directors

The Board is responsible for recommending director candidates for election by the stockholders and for electing directors to fill vacancies or newly created directorships. The Board has delegated the screening and evaluation process for director candidates to the GSPP Committee, which identifies, evaluates, and recruits highly qualified director candidates and recommends them to the Board.

Experience, Qualifications, Attributes, and Skills

The GSPP Committee seeks director nominees with the skills and experience needed to properly oversee the interests, risks, and businesses of the company. The Committee carefully evaluates each candidate to ensure that he or she possesses the experience, qualifications, attributes, and skills that the Committee has found are necessary for an effective Board member. These crucial qualities include, among others:

- The highest level of personal and professional ethics, integrity, and values;
- Practical wisdom and mature judgment;
- An inquiring and independent mind;
- Expertise that is useful to FedEx and complementary to the background and experience of other Board members; and
- Willingness to represent the best interests of all stockholders and objectively appraise management performance.

In addition to the qualifications that each director nominee must have, the Board believes that one or more of FedEx's Board members should possess the experience and expertise listed below because of their particular relevance to the company's business, strategy, and structure. These were all considered by the Board in connection with this year's director nomination process.

TRANSPORTATION/ LOGISTICS/SUPPLY CHAIN MANAGEMENT EXPERIENCE

ENERGY EXPERTISE

INTERNATIONAL EXPERIENCE

HUMAN RESOURCE MANAGEMENT EXPERTISE

FINANCIAL EXPERTISE

GOVERNMENT EXPERIENCE

MARKETING EXPERTISE

RISK MANAGEMENT EXPERTISE

RETAIL/E-COMMERCE EXPERTISE

LEADERSHIP EXPERIENCE

TECHNOLOGICAL/ DIGITAL/CYBERSECURITY EXPERTISE

Diversity:

The Board is committed to having a membership that reflects a diversity of gender, race, ethnicity, age, and background. This commitment is demonstrated by the fact that the Board currently* includes five female directors and four directors who are racially or ethnically diverse.

*As of August 8, 2022, and including Shirley Ann Jackson, who will retire from the Board immediately before the 2022 annual meeting.

Nomination Process

Nomination of Director Candidates

The GSPP Committee identifies, evaluates, and recruits director candidates, considers the advisability of adding new directors to the current composition of the Board, and evaluates and recommends existing director nominees to the Board as follows:



1

The GSPP Committee considers potential new candidates that may be proposed by current directors, management, professional search firms, stockholders, or other persons. The Committee may engage a third-party executive search firm to assist in identifying potential director candidates. The Committee considers and evaluates a director candidate recommended by a stockholder in the same manner as a nominee recommended by a Board member, management, search firm, or other sources.

2

The GSPP Committee evaluates a potential new director candidate thoroughly in considering whether the candidate meets the criteria that the Board seeks in all of its directors and how that candidate's skills and experience would positively contribute to the Board. The process may include reviewing the candidate's qualifications, interviewing the candidate, engaging an outside firm to gather additional information about the candidate, and making inquiries of persons with knowledge of the candidate.

3

In its evaluation of all director candidates, including the members of the Board eligible for reelection, the GSPP Committee considers the appropriate size, composition, skills, and contributions of current members and the needs of the Board of Directors and each of its committees.

4

AS A RESULT OF THIS PROCESS, IF ALL DIRECTOR NOMINEES ARE ELECTED AT THE ANNUAL MEETING, SIX NEW, INDEPENDENT, HIGHLY QUALIFIED DIRECTORS WILL HAVE JOINED THE FEDEX BOARD IN THE PAST FIVE YEARS.

On June 13, 2022, FedEx entered into a cooperation agreement (the "Cooperation Agreement") with D. E. Shaw Oculus Portfolios, LLC and D. E. Shaw Valence Portfolios, LLC (collectively, "D. E. Shaw"). Pursuant to the Cooperation Agreement, the Board initially elected Ms. Lane and Mr. Vena as members of the Board effective June 14, 2022. Also pursuant to the Cooperation Agreement, each of these new directors, together with Mr. Gorman, were nominated for election at the 2022 annual meeting of stockholders, with terms expiring at the 2023 annual meeting of stockholders.

Under the terms of the Cooperation Agreement, D. E. Shaw has agreed to abide by customary standstill restrictions (subject to certain exceptions relating to private communications to FedEx) from the date of the Cooperation Agreement until the date that is 30 calendar days prior to the notice deadline under FedEx's Bylaws for the nomination of non-proxy-access director candidates for election to the Board at the 2023 annual meeting of stockholders (the "Cooperation Period"). The Cooperation Agreement provides that the standstill restrictions will terminate automatically upon certain events, including, among other things, FedEx's material breach of the Cooperation Agreement.

Under the Cooperation Agreement, D. E. Shaw has agreed to appear in person or by proxy at any annual or special meeting of FedEx's stockholders held during the Cooperation Period and to vote its shares of FedEx's common stock (i) in favor of the slate of directors nominated by the Board for election, and in accordance with the recommendations of the Board on all other proposals, and (ii) against the removal of any incumbent directors or the election of any director nominees not recommended by the Board; provided that D. E. Shaw may vote in its sole discretion on any proposal with respect to an extraordinary transaction; provided, further, that if both Institutional Shareholder Services and Glass, Lewis & Co. recommend otherwise with respect to any of the company's proposals at any such meeting (other than proposals relating to the election or removal of directors, the size of the Board, or filling vacancies on the Board), D. E. Shaw is permitted to vote in accordance with the ISS and Glass Lewis recommendation.

Stockholder Recommendations

The GSPP Committee will consider director nominees recommended by stockholders. To recommend a prospective director candidate for the GSPP Committee's consideration, stockholders may submit the candidate's name, qualifications, including whether the candidate satisfies the requirements set forth in our Corporate Governance Guidelines and discussed in "— Process for Selecting Directors — Experience, Qualifications, Attributes, and Skills," and other relevant biographical information in writing to: FedEx Corporation Governance, Safety, and Public Policy Committee, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. FedEx's Bylaws require stockholders to give advance notice of stockholder proposals, including nominations of director candidates. For more information, please see "Stockholder Proposals and Director Nominations for 2023 Annual Meeting."

Majority-Voting Standard For Director Elections

FedEx's Bylaws require that we use a majority-voting standard in uncontested director elections and a resignation requirement for directors who fail to receive the required majority vote. The Bylaws also prohibit the Board from reverting to a plurality-voting standard without the affirmative vote of the holders of at least a majority of the voting power of all the shares of FedEx stock entitled to vote generally in the election of directors, voting together as a single class. Under the majority-voting standard, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board. In accordance with the majority-voting standard and resignation requirement, each director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if (i) the director does not receive more votes cast "for" than "against" his or her election at the annual meeting, and (ii) the Board accepts the resignation. FedEx's Bylaws require the Board of Directors, within 90 days after certification of the election results, to accept the director's resignation unless there is a compelling reason not to do so and to promptly disclose its decision (including, if applicable, the reasons for rejecting the resignation) in a filing with the SEC.

Process for Training and Evaluating Directors

New Director Orientation

FedEx has a New Director Orientation Program that enables new members of the Board to quickly become active and effective Board members. The program includes, among other things, an overview of fiduciary duties and responsibilities of directors, individual meetings with key members of the Board and executive management, facility tours, and attendance at committee meetings regardless of whether the new director is a member of those committees, in order to gain a better understanding of committee functions. The process is tailored to take into account the individual needs of each new director.

The GSPP Committee is responsible for overseeing the New Director Orientation Program and the Executive Vice President, General Counsel and Secretary is responsible for administering the program and reporting to the GSPP Committee the status of the orientation process with respect to each new director. The orientation process is designed to provide new directors with comprehensive information about the company's business, strategy, capital structure, financial performance, risk oversight, evaluation of management, and executive compensation practices, as well as the policies, procedures, and responsibilities of the Board and its committees.

Continuing Director Education

FedEx provides continuing director education through individual speakers at Board meetings, generally four times per year. The company receives feedback from the directors on potential topics that would be useful for these discussions. In addition to facilitating these customized in-house programs, FedEx monitors pertinent developments in director education and recommends valuable outside programs for Board committee chairpersons to attend. The GSPP Committee reviews the company's director education process on an annual basis to ensure the continuing education provided serves to further directors' knowledge in their oversight responsibilities.

Board and Committee Evaluations

The GSPP Committee oversees an annual performance evaluation of each committee of the Board and the Board as a whole. Each Board member also completes an individual self-assessment, and those responses are provided to the Chairman of the Board and the chairperson of the GSPP Committee, who is our Lead Independent Director. The responses to the performance evaluations and individual self-assessments are compiled annually by a third party who distributes the results to the applicable recipients.

The GSPP Committee reviews and discusses the evaluation results for each committee and the Board as a whole. Each committee discusses its annual evaluation results and identifies any opportunities for improvement. The chairperson of the GSPP Committee reports the results to the Board of Directors, including any action plans. The chairperson also reports to the Board the results of the full Board assessment. The Chairman of the Board and chairperson of the GSPP Committee discuss any notable results from the individual director self-assessments with the relevant directors.

As part of the evaluation, our directors consider the Board's processes to ensure, among other things, that its leadership structure remains effective, that Board and committee meetings are conducted in a manner that promotes candid and constructive dialogue, sufficient time has been allocated for such meetings, agenda items reflect key matters of importance to the company, and that the materials provided to the Board and the reports received from management are useful, comprehensive, and timely.

Nominees for Election to the Board

Below you will find each nominee's biography along with other pertinent information, including a selection of each Board nominee's skills and qualifications. Following the biographies, we have included a chart that exhibits the collective experience, qualifications, attributes, and skills of our Board nominees.

FREDERICK W. SMITH



Age: **77**

Director Since: **1971**

Committees: **None**

Other Public Company Directorships: **None**

Mr. Smith is the company's founder and has been Executive Chairman of FedEx since June 1, 2022, and Chairman of the Board since 1998. Mr. Smith was Chief Executive Officer of FedEx from 1998 through May 2022 and President of FedEx from 1998 through January 2017. He was Chairman, President, and Chief Executive Officer of FedEx Express from 1983 to 1998, Chief Executive Officer of FedEx Express from 1977 to 1998, and President of FedEx Express from 1971 to 1975.

SKILLS AND QUALIFICATIONS



Transportation/Logistics/Supply Chain Management; Leadership
Founder and former CEO of our company and the pioneer of the express transportation industry.



Energy
Chairman Emeritus of the Energy Security Leadership Council.



International
Founder and former CEO of our multinational company and has served on the board of the Council on Foreign Relations and as chairman of the U.S.-China Business Council and the French-American Business Council.

MARVIN R. ELLISON   INDEPENDENT



Age: **57**

Director Since: **2014**

Committees:
Audit and Finance

Governance, Safety, and Public Policy

Other Public Company Directorships:
Lowe's Companies, Inc.

Mr. Ellison serves as Chairman of the Board, President, and Chief Executive Officer of Lowe's Companies, Inc., a home improvement retailer, serving as Chairman since June 2021 and President and Chief Executive Officer since July 2018. Mr. Ellison served as Chairman of J. C. Penney Company, Inc., an apparel and home furnishings retailer, from August 2016 until May 2018, and Chief Executive Officer from August 2015 through May 2018 (J. C. Penney filed for reorganization in federal bankruptcy court on May 15, 2020). He served as President and CEO-Designee of J. C. Penney from November 2014 through July 2015. From August 2008 through October 2014, Mr. Ellison served as Executive Vice President – U.S. Stores of The Home Depot, Inc., a home improvement specialty retailer. From June 2002 to August 2008, he served in a variety of operational roles at The Home Depot, including as President – Northern Division and as Senior Vice President – Global Logistics. Prior to joining The Home Depot, Mr. Ellison spent 15 years at Target Corporation in a variety of operational roles. He is a former director of J. C. Penney Company, Inc. and H&R Block, Inc.

SKILLS AND QUALIFICATIONS



Marketing; Retail/E-Commerce
Marketing expert with significant retail and e-commerce expertise through his executive experience at Lowe's, The Home Depot, and J. C. Penney.



Leadership
Significant executive leadership experience gained from executive positions held at Lowe's, J. C. Penney, and The Home Depot.



Transportation/Logistics/Supply Chain Management
Served in a variety of logistics roles during his career, including as Senior Vice President – Global Logistics at The Home Depot.

STEPHEN E. GORMAN   INDEPENDENT



Age: **67**

Director Since: **—**

Committees:
None

Other Public Company Directorships:

Peabody Energy Corporation

ArcBest Corporation

(Mr. Gorman will resign as a director of ArcBest Corporation if elected to the FedEx Board)

Mr. Gorman is the former Chief Executive Officer of Air Methods Corporation, a leading domestic provider in the air medical market, a position he held from August 2018 until his retirement in January 2020. Prior to that, he served as the President and Chief Executive Officer of Borden Dairy Company, a fresh milk and value-added dairy processor and distributor, from 2014 until July 2017. Prior to joining Borden Dairy, he served as Executive Vice President and Chief Operating Officer of Delta Air Lines, Inc. from 2008 to 2014 and Executive Vice President – Operations of Delta Airlines from 2007 to 2008. Prior to that, Mr. Gorman served as the President and Chief Executive Officer of Greyhound Lines, Inc. from 2003 to 2007; the Executive Vice President, Operations Support and President, North America for Krispy Kreme Doughnuts, Inc. from 2001 to 2003; and Executive Vice President – Flight Operations & Technical Operations for Northwest Airlines Corp. in 2001. He previously served as a director of Greyhound Lines, Inc., Rohn Industries, Inc., Timco Aviation Services, Inc., and Pinnacle Airlines Corporation.

SKILLS AND QUALIFICATIONS


Transportation/Logistics/Supply Chain Management
Extensive experience in the transportation industry as CEO and COO of public companies in the aviation and transportation industries.


Financial
As a public company CEO, had oversight of financial statements and strategic financial decisions, and led mergers and acquisitions and strategic restructuring activities.


Risk Management
Extensive risk management expertise as CEO and COO of public companies in the aviation and transportation industries.


International
Has extensive experience as an executive officer of large companies with global operations.


Leadership
Extensive leadership in CEO and other executive officer leadership positions for several large public and private corporations and experience as a public company director, including service as Lead Independent Director (ArcBest Corporation).

SUSAN PATRICIA GRIFFITH   INDEPENDENT



Age: **57**

Director Since: **2018**

Committees:
Compensation and Human Resources

Governance, Safety, and Public Policy

Other Public Company Directorships:
The Progressive Corporation

Ms. Griffith currently serves as President and Chief Executive Officer of The Progressive Corporation, a leading property and casualty insurance company, positions she has held since July 2016. Prior to being named President and Chief Executive Officer, Ms. Griffith served as Progressive's Personal Lines Chief Operating Officer from April 2015 through June 2016 and Vice President from May 2015 through June 2016. She joined Progressive as a claims representative in 1988 and has served in many key leadership positions during her tenure. Ms. Griffith held several managerial positions in the Claims division before being named Chief Human Resources Officer in 2002. In 2008, she returned to the Claims division as the group president, and prior to being named Personal Lines Chief Operating Officer, she was President of Customer Operations from April 2014 to March 2015. Ms. Griffith was named one of *FORTUNE* magazine's "Most Powerful Women in Business" in 2016 and 2017. She is a former director of The Children's Place, Inc.

SKILLS AND QUALIFICATIONS


Marketing; Retail/E-Commerce
Extensive executive and managerial experience in an industry that emphasizes distinctive advertising and marketing campaigns.


Leadership
Has held a series of executive leadership positions at The Progressive Corporation, including her role as President and CEO.


Technological/Digital/Cybersecurity
Executive and managerial experience at a company that relies heavily on its ability to adapt to change, innovate, develop, and implement new applications and other technologies.


Risk Management; Human Resource Management
Extensive risk management expertise as President and CEO at The Progressive Corporation; has held several other managerial positions, including Chief Human Resources Officer, at The Progressive Corporation.

KIMBERLY A. JABAL   INDEPENDENT



Age: **53**

Director Since: **2013**

Committees:
Audit and Finance

Cyber and Technology Oversight

Other Public Company Directorships: **None**

Ms. Jabal is the former Chief Financial Officer of Unity Technologies, a creator of real-time 3D development platforms, a position she held from March 2019 through May 2021. Prior to joining Unity Technologies in March 2019, Ms. Jabal was the Chief Financial Officer of Weebly, a small business software company, from November 2015 through December 2018. Prior to joining Weebly in November 2015, she served as Chief Financial Officer of Path, Inc. and as Vice President of Finance at Lytro, Inc., both early-stage technology companies. She served in various capacities at Google from 2003 to 2011, including as director of engineering finance, director of investor relations, and director of online sales finance. Prior to Google, Ms. Jabal spent two years at Goldman Sachs in technology investment banking and eight years with Accenture working in information technology. She is a former director of SVB Financial Group.

SKILLS AND QUALIFICATIONS


Financial
Former CFO of one public and two private software companies, sixteen years of experience in finance at software and internet companies, and two years of experience in technology investment banking. Earned an MBA from Harvard Business School.


Technological/Digital/Cybersecurity
Has extensive information technology experience, having spent eight years serving in various capacities with Google and eight years with Accenture designing and building technical infrastructure for major information technology systems implementations at global companies. Ms. Jabal also holds a B.S. in engineering from the University of Illinois at Urbana-Champaign.

AMY B. LANE INDEPENDENT



Age: **69**

Director Since: **2022**

Committees:
Audit and Finance

Compensation and Human Resources

Other Public Company Directorships:
NextEra Energy, Inc. and TJX Companies Inc.

Ms. Lane is the former Managing Director and Group Leader of the Global Retailing Investment Banking Group at Merrill Lynch & Co., Inc., an investment banking firm, a position she held from 1997 until her retirement in 2002. Ms. Lane previously served as Managing Director at Salomon Brothers, Inc., an investment banking firm, where she founded and led the retail industry investment banking unit, having joined Salomon Brothers in 1989. Ms. Lane also previously served as a director of GNC Holdings, Inc. and as a member of the Board of Trustees of Urban Edge Properties.

SKILLS AND QUALIFICATIONS


Financial
Earned an MBA in Finance from The Wharton School, University of Pennsylvania. Has numerous years of experience in financial services, capital markets, finance, and accounting, and public company audit and finance committee experience, including as a chair.


Retail/E-Commerce
Founded and led the retail industry investment banking units at Salomon Brothers and Merrill Lynch and is a member of the Board of TJX Companies Inc., a leading global off-price retailer.


Energy
Member of the Board of NextEra Energy, Inc., a leading clean energy company.


Leadership
Significant executive leadership, management, and strategy expertise as the former leader of two investment banking practices covering the global retailing industry and service as a director on numerous public company boards.

R. BRAD MARTIN INDEPENDENT — VICE CHAIRMAN



Age: **70**

Director Since: **2011**

Committees:
Audit and Finance (Chairman)

Other Public Company Directorships:
Riverview Acquisition Corp.

Mr. Martin is Chairman of RBM Venture Company, a private investment company, a position he has held since 2007. He also currently serves as Chairman and Chief Executive Officer of Riverview Acquisition Corp., an investment company, a position he has held since April 2021. Mr. Martin was formerly the Chairman of the Board of Chesapeake Energy Corporation, a producer of oil, natural gas, and natural gas liquids, a position he held from October 2015 to February 2021. He was Chairman and Chief Executive Officer of Saks Incorporated from 1989 to 2006 and remained Chairman until his retirement in 2007. He is the former Interim President of the University of Memphis, a position he held from July 2013 until May 2014. He was previously a director of Chesapeake Energy Corporation, First Horizon National Corporation, Caesars Entertainment Corporation, Dillard's, Inc., Gaylord Entertainment Company, lululemon athletica inc., and Ruby Tuesday, Inc.

SKILLS AND QUALIFICATIONS


Financial; Risk Management
Earned an MBA from Vanderbilt University. As a former CEO of a public company, he actively supervised the CFO, and has significant public company audit committee experience, including as a chair. An audit committee financial expert, as determined by the Board. Former chair of the First Horizon National Corporation Executive and Risk Committee.


Marketing; Retail/E-Commerce
Gained valuable retail marketing experience and successfully applied his marketing expertise as the former CEO of Saks, a leading department store retailer.


Energy; Transportation/Logistics/Supply Chain Management
Member of the board of Pilot Travel Centers LLC and former Chairman of the Board of Chesapeake Energy Corporation.


Government
Former Tennessee state representative.

NANCY A. NORTON INDEPENDENT



Age: **57**

Director Since: **—**

Committees: **None**

Other Public Company Directorships: **None**

Vice Admiral Norton is the retired Director of the Defense Information Systems Agency (DISA), a U.S. Department of Defense combat support agency, and commander, Joint Force Headquarters Department of Defense Information Network, positions she held from February 2018 through February 2021 after serving as Vice Director of DISA from August 2017 through February 2018. Vice Admiral Norton served over 34 years of active duty service as an officer in the U.S. Navy. She served as the director, Command, Control, Communications and Cyber Directorate, U.S. Pacific Command; director of Warfare Integration for Information Warfare; and held commands and posts in multiple international locations. She is the recipient of numerous personal and campaign awards, including the National Security Agency's Frank B. Rowlett Award for individual achievement in information security.

SKILLS AND QUALIFICATIONS

 **Technological/Digital/Cybersecurity**
Served as Director of DISA, where her focus was providing information and cyber security tools and support for the U.S. Department of Defense; held numerous other communications and information security senior leadership positions while serving in the U.S. Navy.

 **Human Resource Management**
Led global teams as a Vice Admiral in the U.S. Navy and Director of DISA.

 **International**
Has extensive experience conducting technology and cyberspace operations as a U.S. Naval officer, including numerous international leadership positions.

 **Government**
Served for 34 years as an officer in the U.S. Navy; provided leadership and oversight of global team at DISA.



FREDERICK P. PERPALL INDEPENDENT



Age: **47**

Director Since: **2021**

Committees:
Audit and Finance

Governance, Safety, and Public Policy

Other Public Company Directorships:
Starwood Property Trust, Inc.

Mr. Perpall currently serves as Chief Executive Officer of The Beck Group, one of the world's largest integrated design-build firms, a position he has held since 2013. Mr. Perpall leads the firm's domestic and international design, planning, and construction business. He also serves on the Board of Councilors for The Carter Center and is President-Elect of the United States Golf Association Executive Committee. Mr. Perpall has a bachelor's and master's degree from the University of Texas at Arlington and is a member of the American Institute of Architects College of Fellows, an alumnus of Harvard Business School's Advanced Management Program, and a former Americas Fellow at The Baker Institute at Rice University. He previously served as a director of Triumph Bancorp, Inc.

SKILLS AND QUALIFICATIONS

 **Risk Management**
Has extensive experience in an industry where oversight and management of risks related to safety and compliance are mission-critical functions.

 **Financial**
Alumnus of Harvard Business School's Advanced Management Program; public company audit and investment committee member.

 **Leadership**
Nine years of service as Chief Executive Officer of The Beck Group.

FedEx

JOSHUA COOPER RAMO INDEPENDENT



Age: 53

Director Since: **2011**

Committees:
Audit and Finance

Cyber and Technology Oversight (Chairman)

Other Public Company Directorships:
Starbucks Corporation

Mr. Ramo is Chairman and Chief Executive Officer of Sornay, LLC, a strategic advisory firm, a position he has held since January 2021. He previously served as Vice Chairman, Co-Chief Executive Officer, of Kissinger Associates, Inc., a strategic advisory firm, from 2011 through 2020 (he was Vice Chairman since 2011 and Co-Chief Executive Officer since 2015). He served as Managing Director of Kissinger Associates from 2006 to 2011. Prior to joining Kissinger Associates, he was Managing Partner of JL Thornton & Co., LLC, a consulting firm. Before that, he worked as a journalist and served as Senior Editor, Foreign Editor, and then Assistant Managing Editor of *TIME* Magazine from 1995 to 2003.

SKILLS AND QUALIFICATIONS



Leadership
Chairman and Chief Executive Officer, Sornay, LLC; former Vice Chairman, Co-Chief Executive Officer, of Kissinger Associates.



International
Has been a term member of the Council on Foreign Relations, Asia 21 Leaders Program, World Economic Forum's Young Global Leaders, and Global Leaders of Tomorrow. He co-founded the U.S.-China Young Leaders Forum in conjunction with the National Committee on U.S.-China Relations.

SUSAN C. SCHWAB INDEPENDENT



Age: 67

Director Since: **2009**

Committees:
Compensation and Human Resources

Cyber and Technology Oversight

Other Public Company Directorships:
Caterpillar Inc. and Marriott International, Inc.

Ambassador Schwab is currently Professor Emerita at the University of Maryland School of Public Policy, a position she has held since June 2020. Prior to being named Professor Emerita, Ambassador Schwab was a Professor from January 2009 to May 2020. She has also served as a strategic advisor to Mayer Brown LLP, a law firm, since March 2010. She served as U.S. Trade Representative from 2006 to January 2009 and as Deputy U.S. Trade Representative from 2005 to 2006. She was Vice Chancellor of the University System of Maryland and President and Chief Executive Officer of the University System of Maryland Foundation from 2004 to 2005. She was Dean of the University of Maryland School of Public Policy from 1995 to 2003. She was Director of Corporate Business Development of Motorola, Inc., an electronics manufacturer, from 1993 to 1995. She was Assistant Secretary of Commerce for the U.S. and Foreign Commercial Service from 1989 to 1993. She is a former director of The Boeing Company.

SKILLS AND QUALIFICATIONS



International; Government
Former U.S. Trade Representative and former Director–General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), the export promotion arm of the U.S. government.



Leadership
Former U.S. Trade Representative, former Director–General of the U.S. and Foreign Commercial Service (Assistant Secretary of Commerce), former President and Chief Executive Officer of the University System of Maryland Foundation, and former Dean of the University of Maryland School of Public Policy.

DAVID P. STEINER INDEPENDENT — LEAD INDEPENDENT DIRECTOR



Age: 62

Director Since: **2009**

Committees:
Governance, Safety, and Public Policy (Chairman)

Other Public Company Directorships:
Vulcan Materials Company

Mr. Steiner is the former Chief Executive Officer of Waste Management, Inc., a provider of integrated waste management services, serving as Chief Executive Officer from 2004 through October 2016. He was President of Waste Management, Inc. from 2010 through July 2016, Executive Vice President and Chief Financial Officer from 2003 to 2004, Senior Vice President, General Counsel and Corporate Secretary from 2001 to 2003, and Vice President and Deputy General Counsel from 2000 to 2001. He was a partner at Phelps Dunbar L.L.P., a law firm, from 1990 to 2000. Mr. Steiner was previously a director of TE Connectivity Ltd. and Waste Management, Inc.

SKILLS AND QUALIFICATIONS

 **Transportation/Logistics/Supply Chain Management**
Former CEO of Waste Management, which transports waste materials.

 **Financial**
Has an accounting degree from Louisiana State University and was CFO of Waste Management before becoming its CEO.

 **Energy**
Former CEO of Waste Management, which has taken an industry leadership role in converting waste to renewable energy.

RAJESH SUBRAMANIAM



Age: 56

Director Since: **2020**

Committees: **None**

Other Public Company Directorships:
First Horizon National Corporation

Mr. Subramaniam serves as President and Chief Executive Officer of FedEx Corporation, a position he has held since June 2022. In this position, Mr. Subramaniam provides strategic direction for the FedEx portfolio of operating companies.

During his more than 30-year tenure with FedEx, Mr. Subramaniam has served in a multitude of leadership roles, including President and Chief Executive Officer-Elect of FedEx Corporation from March 2022 to May 2022, President and Chief Operating Officer of FedEx Corporation from March 2019 to March 2022, President and Chief Executive Officer of FedEx Express, the world's largest express transportation company, from January 2019 to March 2019, and Executive Vice President and Chief Marketing and Communications Officer of FedEx Corporation from January 2017 to December 2018. He served as Executive Vice President of Marketing and Communications at FedEx Services from 2013 to January 2017.

SKILLS AND QUALIFICATIONS

 **Transportation/Logistics/Supply Chain Management**
Over 30 years of experience at FedEx in several operating companies.

 **International; Leadership**
Has held leadership roles at FedEx in the Asia-Pacific region and Canada. Serves on the U.S.-India Strategic Partnership Forum and the U.S.-China Business Council.

 **Marketing; Retail/E-Commerce**
Oversaw all aspects of FedEx's global marketing and communications, including advertising, brand and reputation, product and business development, e-commerce, revenue and forecasting planning, retail marketing, and digital access.

 **Technological/Digital/Cybersecurity**
Responsible for several landmark developments at FedEx, including the continuing digital transformation of FedEx Services, and has had an instrumental role in recent technology upgrades to address the continued growth of e-commerce.

V. JAMES VENA INDEPENDENT



Age: **63**

Director Since: **2022**

Committees:
Audit and Finance

Governance, Safety, and Public Policy

Other Public Company Directorships: **None**

Mr. Vena is the former Chief Operating Officer of Union Pacific Corporation, the parent company of Union Pacific Railroad Company, a position he held from 2019 until his retirement in 2021. Mr. Vena previously spent 40 years at Canadian National Railway Company (CN) where he held a number of senior leadership roles, most recently as Executive Vice President and Chief Operating Officer of CN from 2013 until his retirement in 2016.

SKILLS AND QUALIFICATIONS


Transportation/Logistics/Supply Chain Management
Over 40 years of experience in the railroad industry, most recently as COO of Union Pacific.


International; Leadership
Has held leadership roles at Union Pacific and Canadian National Railway Company, including serving as COO of both companies.


Risk Management; Marketing
Has extensive experience in an industry where oversight and management of risks related to safety, operations, and compliance are key, as well as marketing experience through senior roles in marketing and sales.

PAUL S. WALSH INDEPENDENT



Age: **67**

Director Since: **1996**

Committees:
Compensation and Human Resources (Chairman)

Other Public Company Directorships:
McDonald's Corporation and Vintage Wine Estates, Inc.

Mr. Walsh is Executive Chairman of the Board of McLaren Group Limited, a luxury automotive, motorsport, and technology company, a position he has held since January 2020. He also currently serves as an advisor for L.E.K. Consulting, a global strategy consulting firm, and TPG Capital LLP, a private investment firm. Mr. Walsh formerly served as Operating Partner at Bespoke Capital Partners LLC, an investment company, and Executive Chairman of Bespoke Capital Acquisition Corp., in each case from August 2016 until June 2021, and he served as Chairman of the Board of Compass Group PLC, a food service and support services company, from February 2014 to December 2020. Mr. Walsh served as Chief Executive Officer of Diageo plc, a beverage company, from 2000 to June 2013 and then served as an advisor to the company from July 2013 through 2014. Mr. Walsh also is a director of Chime Communications Limited, where he serves as Chairman of the Board. He has been a member of the U.K. Prime Minister's Business Advisory Group since July 2015 and has been a Business Ambassador on the U.K. government's Business Ambassador Network since his appointment in August 2012. Mr. Walsh was Chairman, President, and Chief Executive Officer of The Pillsbury Company, a wholly owned subsidiary of Diageo plc, from 1996 to 2000, and Chief Executive Officer of The Pillsbury Company from 1992 to 1996. He was previously a director of Avanti Communications Group PLC, Centrica plc, Compass Group PLC, Diageo plc, HSBC Holdings plc, Ontex Group NV, Pace Holdings Corp., RM2 International S.A., TPG Pace Holdings Corp., Unilever PLC, and Bespoke Capital Acquisition Corp.

SKILLS AND QUALIFICATIONS


International
Former CEO of a U.K.–based, large multinational corporation.


Financial
Has held executive finance positions, including CFO of a major division, at a U.K.–based public company.


Marketing; Retail/E-Commerce
Led a company that owes much of its growth and success to highly effective marketing of its brands. His consumer-centric experience brings a vital and unique perspective to the Board.


Government
Has held executive positions at companies where government interface is crucial.

Summary of Director Nominee Experience, Qualifications, Attributes, and Skills

	SMITH	ELLISON	GORMAN	GRIFFITH	JABAL	LANE	MARTIN	NORTON	PERPALL	RAMO	SCHWAB	STEINER	SUBRAMANIAM	VENA	WALSH
Transportation/Logistics/Supply Chain Management Experience is a positive attribute as it greatly increases a director's understanding of our business operations and its management.	●	●	●				●					●	●	●	
International Experience is beneficial given our operations in over 220 countries and territories.	●		●					●		●			●	●	●
Financial Expertise is important given our use of financial targets as measures of success and the importance of accurate financial reporting and robust internal auditing.			●		●	●	●		●			●	●		●
Marketing Expertise is valuable because we emphasize promoting and protecting the FedEx brand, one of our most important assets.		●	●	●			●			●			●		●
Retail/E-Commerce Expertise is significant because we are strategically focused on the opportunity presented by this massive and fast-growing market.		●		●		●		●					●	●	●
Technological/Digital/Cybersecurity Expertise is beneficial because attracting and retaining customers and competing effectively depend in part upon the sophistication and reliability of our technology.				●	●			●					●		
Energy Expertise is important as we are committed to protecting the environment and have initiatives under way to reduce our energy use and minimize our environmental impact.	●		●			●	●					●			
Human Resource Management Expertise is important because our success depends on the talent, dedication, and well-being of our people — our greatest asset.				●			●								
Government Experience is useful in our highly regulated industry as we work constructively with governments around the world.							●	●	●		●				●
Risk Management Expertise is important as we work to identify and manage risks to our business and operations in a complex global economy.	●		●	●			●	●	●				●	●	
Leadership Experience is critical because we want directors with the experience and confidence to capably advise our executive management team on a wide range of issues.	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●

Audit Committee Financial Expert

The Board of Directors has determined that R. Brad Martin is an audit committee financial expert as that term is defined in SEC rules.

Director Independence

The Board of Directors has determined that each member of the Audit and Finance, Compensation & HR, and GSPP Committees is independent. With the exception of Frederick W. Smith and Rajesh Subramaniam, each of the Board's current members and director nominees (Marvin R. Ellison, Stephen E. Gorman, Susan Patricia Griffith, Kimberly A. Jabal, Shirley Ann Jackson, Amy B. Lane, R. Brad Martin, Nancy A. Norton, Frederick P. Perpall, Joshua Cooper Ramo, Susan C. Schwab, David P. Steiner, V. James Vena, and Paul S. Walsh) is independent and meets the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit and Finance Committee and Compensation & HR Committee members, as applicable, with respect to current committee members and members who will serve on either committee if all of the director nominees are elected at the annual meeting) and the Board's more stringent standards for determining director independence. Mr. Smith is FedEx's Executive Chairman, and Mr. Subramaniam is FedEx's President and Chief Executive Officer.

Under the Board's standards of director independence, which are included in FedEx's Corporate Governance Guidelines, available under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**, a director will be considered independent only if the Board affirmatively determines that the director has no direct or indirect material relationship with FedEx, other than as a director. The standards set forth certain categories or types of transactions, relationships, or arrangements with FedEx, as follows, each of which (i) is deemed not to be a material relationship with FedEx, and thus (ii) will not, by itself, prevent a director from being considered independent:

› **Prior Employment of Director.** The director was employed by FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner, or auditing relationship ended.

› **Prior Employment of Immediate Family Member.** An immediate family member was an officer of FedEx or was personally working on FedEx's audit as an employee or partner of FedEx's independent auditor, and over five years have passed since such employment, partner, or auditing relationship ended.

› **Current Employment of Immediate Family Member.** An immediate family member is employed by FedEx in a non-officer position, or by FedEx's independent auditor not as a partner and not personally working on FedEx's audit.

› **Interlocking Directorships.** An executive officer of FedEx served on the board of directors of a company that employed the director or employed an immediate family member as an executive officer, and over five years have passed since either such relationship ended.

› **Transactions and Business Relationships.** The director or an immediate family member is a partner, greater than 10% shareholder, director, or officer of a company that makes or has made payments to, or receives or has received payments (other than contributions, if the company is a tax-exempt organization) from, FedEx for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded one percent (or $1 million, whichever is greater) of such other company's consolidated gross revenues for such year.

› **Indebtedness.** The director or an immediate family member is a partner, greater than 10% shareholder, director, or officer of a company that is indebted to FedEx or to which FedEx is indebted, and the aggregate amount of such debt is less than one percent (or $1 million, whichever is greater) of the total consolidated assets of the indebted company.

› **Charitable Contributions.** The director is a trustee, fiduciary, director, or officer of a tax-exempt organization to which FedEx contributes, and the contributions to such organization by FedEx have not within any of such organization's three most recently completed fiscal years exceeded one percent (or $250,000, whichever is greater) of such organization's consolidated gross revenue for such year.

In determining each director nominee's independence, the Board broadly considered all relevant facts and circumstances, including the following immaterial transactions, relationships, and arrangements:

› Mr. Ellison serves, and Mr. Martin served (through June 30, 2022), on the Board of Trustees of the University of Memphis, a non-profit entity to which FedEx makes payments and charitable contributions. The payments and charitable contributions made by FedEx to the University of Memphis in each of its 2021, 2020, and 2019 fiscal years represented less than one percent of the University's consolidated gross revenue for the year. The Board determined that Messrs. Ellison and Martin are independent directors under the Board's independence standards as neither of them has a direct or indirect material relationship with either FedEx or the University of Memphis, other than as a director or trustee, and neither of them derive any financial or other personal benefit from these transactions.

› Mr. Steiner serves as an Advisory Director of Pritzker Private Capital, a private investment firm. FedEx has an ordinary course business relationship with Pritzker. The amount of payments received by FedEx from Pritzker in calendar 2021 was approximately 1.3% of Pritzker's gross revenue for calendar 2021, and the amount of FedEx's payments received from Pritzker (and vice versa) in each of calendar years 2020 and 2019 did not exceed one percent (or $1 million, whichever is greater) of its consolidated gross revenue. The Board determined that Mr. Steiner is an independent director under the Board's independence standards as he does not have a direct or indirect material relationship with either FedEx or Pritzker, other than as a director or advisory director, and he does not derive any financial or other personal benefit from these transactions.

› FedEx has an ordinary course business relationship with Lowe's Companies, Inc., an entity for which Mr. Ellison has served as Chairman of the Board since June 2021 and President and Chief Executive Officer and as a director since July 2018. The amount of the payments made by FedEx to Lowe's (and vice versa) within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenue for such year.

› FedEx has an ordinary course business relationship with The Progressive Corporation, an entity for which Ms. Griffith serves as President and Chief Executive Officer and as a director since July 2016. The amount of the payments made by FedEx to Progressive (and vice versa) within any of its three most recently completed fiscal years has not exceeded one percent (or $1 million, whichever is greater) of its consolidated gross revenue for such year.

› Mr. Martin and Robert B. Carter, FedEx's Executive Vice President, FedEx Information Services and Chief Information Officer, serve as members of the board of managers of Pilot Travel Centers LLC. The amount of the payments made by FedEx to Pilot Travel Centers in calendar 2021 was approximately 1.1% of Pilot Travel Center's consolidated gross revenue in 2021, and payments made by FedEx to Pilot (and vice versa) in each of calendar years 2020 and 2019 did not exceed one percent (or $1 million, whichever is greater) of its consolidated gross revenue for such year.

Related Person Transactions

In accordance with the company's Policy on Review and Preapproval of Related Person Transactions, which is described in more detail below in "— Board Processes and Policies — Policy on Review and Preapproval of Related Person Transactions," the GSPP Committee has reviewed the following existing related person transactions and determined that they remain in the best interests of FedEx and our stockholders:

› FedEx's policy on personal use of corporate aircraft requires officers to pay FedEx two times the cost of fuel, plus applicable passenger ticket taxes and fees, for personal trips. Pursuant to this requirement, Mr. Smith paid FedEx $858,009 during fiscal 2022 in connection with certain personal use of corporate aircraft.

› Mr. Smith's oldest son is employed by FedEx Express as its President and Chief Executive Officer–Elect and was formerly its Regional President – The Americas & Executive Vice President – Global Support. The compensation of Mr. Smith's oldest son for fiscal 2022 (including any incentive compensation amounts and the Black-Scholes value of any stock option award) was $2,213,626.

› Mr. Smith's daughter is employed by FedEx Corporation as a staff director of global public policy; Mr. Smith's brother-in-law is employed by FedEx Express as a lead global vehicle technician; the brother of Mr. Subramaniam is employed by FedEx Services as a manager of information technology; and the son-in-law of Mark R. Allen, FedEx's Executive Vice President, General Counsel and Secretary, is employed by FedEx as a managing director in the legal department. The total annual compensation of each of Mr. Smith's daughter, Mr. Smith's brother-in-law, Mr. Subramaniam's brother, and Mr. Allen's son-in-law for fiscal 2022 (including any incentive compensation and the Black-Scholes value of any stock option award) did not, individually, exceed $369,000.

› In fiscal 2017, following the Board's approval, FedEx entered into a two-year software services agreement with LiveSafe, Inc., a leading mobile risk intelligence solution for safety and security incident prevention, response, and communication. Mr. Smith is a former member of the board of directors of LiveSafe, and an affiliated entity of Mr. Smith invested $7.25 million in LiveSafe's Series B financings. Mr. Smith's youngest son was an employee and partial owner of LiveSafe. Under the terms of the agreement, FedEx paid LiveSafe $300,000 per year, in addition to an initial set-up fee of approximately $20,000. In July 2018, following the Board's approval, FedEx and LiveSafe agreed to amend and extend the agreement through July 2021. Pursuant to the amendment, the number of licensed FedEx users of the LiveSafe application increased, and FedEx paid total license fees of approximately $4.4 million over the three-year term of the agreement. In October 2020, Vector Solutions, an unrelated third party and provider of software solutions for learning, operational readiness, workforce management, and risk reduction, acquired LiveSafe. Following the sale of LiveSafe to Vector Solutions, Mr. Smith and Mr. Smith's youngest son no longer hold any ownership interests in LiveSafe or Vector Solutions, and Mr. Smith's youngest son is no longer employed by LiveSafe or Vector Solutions. In connection with the sale of LiveSafe, Vector Solutions and Mr. Smith's youngest son entered into a referral agreement pursuant to which Mr. Smith's youngest son receives commissions upon the renewal of certain LiveSafe agreements in place prior to the sale, including the FedEx agreement. LiveSafe is an integral part of our workplace safety program. Based on the recommendations of our Security and Information Technology leadership, in the first quarter of fiscal 2022 FedEx extended the term of the software services agreement with Vector Solutions (as successor to LiveSafe) for a three-year term beginning July 31, 2021 through July 30, 2024. The GSPP Committee and the independent members of the Board approved the extension of the agreement. FedEx will pay an annual license fee of $1,545,000 for each year of the three-year term based on the current number of licensed FedEx users. Pursuant to the referral agreement, Vector Solutions will pay Mr. Smith's youngest son a commission of $154,500 per year over the three-year renewal term based on the current number of licensed FedEx users.

The Board's Role and Responsibilities

FedEx Corporate Governance

Our Board of Directors and management team are committed to achieving and maintaining high standards of corporate governance, as well as a culture of and reputation for the highest levels of ethics, integrity, and reliability. We periodically review our governance policies and practices against evolving standards and make changes when the Board believes they would be in the best interest of stockholders. We value the perspectives of our stockholders and other stakeholders, including our employees and the communities in which we operate, and take steps to address their concerns where warranted.

In considering possible modifications of our corporate governance policies and practices, our Board and management focus on those changes that are best for our company and our industry. Our focus is on the best long-term interests of our company, our stockholders, and our other stakeholders.

The following sections summarize our corporate governance policies and practices, including our Board leadership structure and the responsibilities and activities of our Board and its committees. Our corporate governance documents, including our Corporate Governance Guidelines, our Board committee charters, and our Code of Conduct, are available under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**.

Board Risk Oversight

The Board of Directors' role in risk oversight at FedEx is consistent with the company's leadership structure, with management having day-to-day responsibility for assessing and managing the company's risk exposure and the Board and its committees providing oversight in connection with those efforts, with particular focus on ensuring that FedEx's risk management practices are adequate and regularly reviewing the most significant risks facing the company. The Board performs its risk oversight role by using several different levels of review. Each Board meeting includes a strategic overview by the Chief Executive Officer that describes the most significant issues, including risks, affecting the company, and also includes business updates from each reporting segment CEO. In addition, at least annually, the Board reviews in detail the business and operations of each of the company's reporting segments, including the primary risks associated with that segment. The Board also reviews the risks associated with the company's financial forecasts and annual business plan.

Additionally, risks are identified and managed in connection with the company's robust enterprise risk management ("ERM") process. Our ERM process provides the enterprise with a common framework and terminology to ensure consistency in identification, reporting, and management of key risks. The ERM process is embedded in our strategic financial planning process, which ensures explicit consideration of risks that affect the underlying assumptions of strategic plans and provides a platform to facilitate integration of risk information in business decision-making.

The Board has four standing committees. The Board has delegated to each of its committees responsibility for the oversight of specific risks that fall within the committee's areas of responsibility.



Audit and Finance Committee

The Audit and Finance Committee reviews and discusses with management the company's financial affairs, capital allocation and returns, strategic financial outlook, annual business plan, major financial and other risk exposures and the steps management has taken to monitor and control such exposures, and the implementation and effectiveness of the company's compliance and ethics programs, including the Code of Conduct and the FedEx Alert Line. In addition, the Audit and Finance Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process. The ERM process culminates in an annual presentation to the Audit and Finance Committee on the key enterprise risks facing FedEx.



Cyber and Technology Oversight Committee

The Cyber and Technology Oversight Committee reviews and discusses with management the company's cyber and technology-related risks, including network security, information security, and data privacy and protection, and the technologies, policies, processes, and practices for managing and mitigating such risks, and it reviews and discusses with management the cybersecurity, cyber-resiliency, and technology aspects of the company's business continuity and disaster recovery capabilities and contingency plans.



Compensation and Human Resources Committee

The Compensation and Human Resources Committee, or "Compensation & HR Committee," reviews and discusses with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create or decrease risks for the company. In addition, the Compensation & HR Committee reviews and discusses with management the company's key human resource management strategies and programs, including company culture; diversity, equity, and inclusion ("DEI"); workforce demographics; and enterprise health care programs.



Governance, Safety, and Public Policy Committee

The Governance, Safety, and Public Policy Committee, or "GSPP Committee," reviews and discusses with management, in light of the company's risk exposure, the composition, structure, processes, and practices of the Board and the Board committees. In addition, the GSPP Committee reviews and discusses with management the company's safety strategies, policies, programs, and practices and safety-related risk management strategies, programs, and initiatives; steps taken by management to identify, assess, and manage risks relating to the company's political activities and expenditures; and corporate social responsibility ("CSR") goals, strategies, and programs, including the management of sustainability- and climate-related risks.

Board Oversight of Sustainability and Corporate Social Responsibility Matters

FedEx is well recognized as a leader not only in the transportation industry and for technological innovation, but also in global CSR. We understand that a sustainable global business is tied to our ESG commitments, strategies, and goals, and we are committed to connecting the world responsibly and resourcefully. Our CSR strategies and programs emphasize long-term performance that creates lasting, positive value for our business, society, and our stakeholders, including customers, team members, suppliers, communities, and stockholders. Our culture, principles, and emphasis on long-term performance have guided our company since our founding five decades ago. Key elements of our CSR strategy include environmental efficiency innovations; a sustainable supply chain; our "Safety Above All" commitment for all our operations; a diverse, equitable, and inclusive workplace; and the robust giving and volunteering platform known as FedEx Cares. We have aligned our CSR platform with our company's mission and values and embedded it into our strategies, governance, operations, systems, and culture. We conduct regular ESG materiality assessments to make sure we remain focused on the right CSR priorities for the benefit of our business, our customers, our team members, our stockholders, and other key stakeholders.

The FedEx Enterprise Sustainability Council is responsible for setting, implementing, and reviewing our company-wide sustainability strategy and is chaired by our Chief Sustainability Officer. The Chief Sustainability Officer also oversees the company-wide implementation of our environmental management system and reviews performance on an annual basis. The Chief Sustainability Officer regularly reviews our sustainability programs with the GSPP Committee.

Our governance, operations, culture, and CSR priorities are closely aligned. The Board of Directors and its committees oversee our global CSR initiatives. The Board is responsible for reviewing and overseeing our culture and evaluating management's efforts to align corporate culture with our stated values and long-term strategy. Additionally, the Board has delegated to each of its committees responsibility for the oversight of specific aspects of our corporate culture and other CSR activities that fall within the committee's areas of responsibility.

› The Audit and Finance Committee reviews and discusses with management legislative, regulatory, and other developments regarding ESG reporting and disclosures, including the alignment of our financial reporting and ESG disclosures; reviews the implementation and effectiveness of the company's corporate integrity and compliance programs and internal controls and procedures relating to ESG disclosures; and, in consultation with the GSPP Committee, reviews our annual ESG Report.

› The GSPP Committee reviews and discusses with management: (1) our CSR goals, strategies, and programs and management of sustainability- and climate-related risks, and, in consultation with the Audit and Finance Committee, our annual ESG Report; (2) our safety strategies, policies, programs, and practices; and (3) our participation in the political process, including our lobbying activities and expenditures.

› The Compensation & HR Committee reviews and discusses with management the company's key human resource management strategies and programs, including company culture; diversity, equity, and inclusion; workforce demographics; and enterprise healthcare programs.

› The Cyber and Technology Oversight Committee reviews and discusses with management the company's technologies, policies, processes, and practices for managing and mitigating cyber- and technology-related risks and monitors the company's business continuity and disaster recovery capabilities and contingency plans.

FedEx is committed to actively supporting the communities we serve worldwide through the strategic investment of our people, resources, and network. We provide financial contributions, in-kind charitable shipping services, and volunteer efforts by our team members to help a variety of non-profit organizations achieve their goals and make a measurable impact on the world.

FedEx publishes an annual ESG Report describing how we think about our responsibilities in the area of global CSR that includes important goals and metrics demonstrating our commitment to fulfilling these responsibilities. Our 2022 ESG Report is available at **fedex.com/en-us/sustainability/reports.html**. The 2022 ESG Report is not incorporated by reference in, and does not form a part of, this proxy statement.

Corporate Culture

We believe that maintaining a sound corporate culture furthers our corporate mission to produce superior financial returns for our stockholders by providing high value-added logistics, transportation, and related business services through our focused operating companies. In furtherance of its oversight responsibilities, the Board periodically discusses with the Chief Executive Officer and other members of management (1) the implementation and effectiveness of the company's policies, practices, programs, and initiatives that promote a culture consistent with the company's stated values and (2) how the company's culture supports the achievement of its long-term strategic objectives.

The Board also engages with management regarding the development of the company's corporate strategy by reviewing and approving the annual business plan, strategic acquisitions, and significant capital allocations. The Board is provided with regular updates on the company's performance against its business plan and the progress of strategic initiatives. These actions allow the Board to have an ongoing and open dialogue with management regarding corporate strategy and long-term value creation.

Culture has been a priority for FedEx since operations began nearly 50 years ago, and each operating company has demonstrated its commitment in its own unique way. As we pursue a strategy to support the operating principles of compete collectively, operate collaboratively, and innovate digitally, our culture will now reflect this same alignment over time. Based on extensive research, a global enterprise-wide culture quality action team has identified enterprise values and behaviors to evolve our culture from now to next. Our five culture values are grounded in everything that makes FedEx special—culture fundamentals, strategic operating principles, brand, and reputation—reflect who we are, align us to what's important, help make us resilient, and empower us to deliver great results. These values apply consistently to all team members, regardless of role, region, or operating company.

				
Take care of each other	**Commit to do good**	**Drive business results**	**Own outstanding**	**Create what's next**
We put safety above all. We make "safety" a place, a habit, and a mindset. We bring our whole selves to work. We value our differences and believe every voice counts.	We seek connections. We seeks ways to protect our planet. We do the right things the right way. We help communities thrive.	We know how our roles support the business. We deliver results aligned to our strategy. We invest wisely to drive profit. We create value for our stockholders.	We make every experience matter. We simplify and work smarter for our customers. We find ways to stand out from the crowd. We are fast, flexible, and focused.	We anticipate the future. We stay curious. We act now to stay ahead. We provide a path to growth for everyone.

Workplace Priorities

At FedEx, our people form the foundation of our strong reputation and stand at the heart of our success. We are dedicated to recruiting, retaining, and developing our team members across the enterprise. Team member feedback is extremely valuable, and we provide several engagement methods, such as annual surveys, employee networks, and direct feedback, which help us understand and act upon employee concerns and expectations. We conduct annual surveys to measure employee perspectives on culture, engagement, and diversity. Senior leaders review these results to inform leadership development plans.

Safety

Our longstanding "Safety Above All" philosophy is the first and foremost value in every respect of our business. It is backed by strict policies, robust team member education, safety recognition awards, and continued investment in technology. Across the enterprise, we are committed to making our workplaces and communities safer for our employees, customers, and the public. The GSPP Committee oversees our safety strategies, policies, programs, and practices. In fiscal 2022, we amended the GSPP Committee's charter to add "Safety" to the name of the Committee and expressly state that the Committee will review and discuss with management the company's safety strategies, policies, programs, and practices and safety-related risk management strategies, programs, and initiatives.

We utilize safety management systems to reduce work-related injuries and illnesses. Each operating company implements policies and procedures to adhere to international standards and manage health and safety risks. Driving is a key responsibility for many team members throughout our organization. We ensure the safety of our drivers, as well as the people and communities with whom we share the road, by equipping current and new vehicles with innovative road safety technologies, such as video event data recorder technology, advanced driver-assistance systems, audible turn-by-turn directions to prevent drivers from looking at a screen for navigation assistance, auto-docking technology, GPS tracking to improve route safety, and other collision-avoidance features. In addition, FedEx Ground recently introduced new vehicle safety technologies and incentives for adoption by its service providers, as well as new eligibility standards for drivers employed by service providers.

During the COVID-19 pandemic, we implemented numerous measures to keep our team members, customers, and communities safe while operating on the front lines in impacted areas and delivering critical medical supplies around the world. Our team members demonstrated incredible resiliency in the face of adversity and did not lose sight of our long-term strategy. We remained agile and collaborated across our operating companies to build systems from the ground up to track positive cases, oversee employees return to work, and manage country–specific quarantine and testing regulations for team members around the world.

More information regarding our safety initiatives is available in the 2022 ESG Report at **fedex.com/en-us/sustainability/reports.html**.

Diversity, Equity, and Inclusion

We believe that DEI delivers a better future for all team members, customers, suppliers, and communities. As a global company, we see exceptional business and community value in the diversity of perspectives and experiences that our team members bring to work every day. We are committed to embracing DEI so everyone feels appreciated and valued. While we are proud of what we have achieved during our almost 50-year history, we know that DEI must always be at the forefront of our business strategy.

The FedEx workforce is as diverse as the world we serve, and we believe that everyone deserves respect. We are committed to being a diverse, equitable, and inclusive employer. We set, measure, and assess our DEI goals and progress through four strategic pillars: Our People; Our Education and Engagement; Our Communities, Customers, and Suppliers; and Our Story.



Our people

Recruit, retain, develop, and provide advancement opportunities for team members

Our education and engagement

Enrich, expand, and enhance our culture through DEI education

DEI

Our communities, customers, and suppliers

Serve and support our communities, customers, and suppliers

Our story

Amplify the stories of our people, celebrate differences, and promote DEI efforts across the enterprise

While we provide a consistent framework for DEI, each operating company structures and operationalizes its approach separately to account for regional differences in regulations and cultures. During fiscal 2022, we continued to align our strategy with these pillars by investing in programs, initiatives, and people across our workforce, culture, marketplace, and communities. The most important outcomes of our DEI efforts have been the opportunities created for our team members to grow and advance their careers. We actively invest in recruiting, developing, and retaining a diverse workforce that reflects the communities we serve.

In furtherance of our efforts towards continued transparency regarding our workforce composition, we report the prior year gender, racial, and ethnic composition of our U.S. workforce by EEO-1 job category as set forth in the consolidated EEO-1 Reports filed by FedEx and its operating subsidiaries with the Equal Employment Opportunity Commission. These reports can be found on our DEI webpage at **fedex.com/en-us/about/diversity-inclusion.html**.

More information regarding our DEI initiatives is available in the 2022 ESG Report at **fedex.com/en-us/sustainability/reports. html** and on our DEI webpage at **fedex.com/en-us/about/diversity-inclusion.html**. The information on our DEI webpage is not incorporated by reference in, and does not form a part of, this proxy statement.

Climate Change and Progress Towards Our 2040 Goal

At FedEx, we understand our business has an impact on the environment, and we remain steadfast in our commitment to minimize these impacts. FedEx recognizes that climate change implications, such as severe weather events, greenhouse gas ("GHG") emissions regulations, and increased public awareness of the impacts of climate change, pose strategic risks for our company and our stakeholders. FedEx has demonstrated its commitment to minimize our environmental impact through a history of sustainable practices.

In March 2021, we announced our ambitious goal to achieve carbon neutral operations by 2040 across our global operations' Scope 1 and 2 emissions and our Scope 3 contracted transportation GHG emissions. To meet this goal, we are investing more than $2 billion over the next several years to support bold action in three key areas: vehicle electrification, sustainable energy, and carbon sequestration. In addition, we continue to leverage other approaches to reduce vehicle emissions, such as increased intermodal rail usage at FedEx Ground and FedEx Freight, which avoided nearly 600,000 metric tons of carbon dioxide equivalent (CO_2e) in fiscal 2021 alone.

Our path to carbon neutral operations includes focus on the following areas:

› **Vehicle electrification** – we are leveraging various innovative technologies to transition our pickup–and–delivery and last-mile fleets to electric vehicles.

› **Sustainable fuels** – we support policy measures and incentives to enhance the availability and affordability of low-carbon fuels.

› **Fuel conservation and aircraft modernization** – we continue to modernize our aircraft fleet and implement fuel-saving initiatives while facing challenges due to the COVID-19 pandemic.

› **Facilities** – we are improving the efficiency of our facilities and reducing our Scope 2 emissions despite increased energy demand from electric vehicle charging.

Additional information regarding our climate change efforts is available in the 2022 ESG Report at **fedex.com/en-us/sustainability/reports.html**.

Stockholder Engagement

We believe that thoughtful stockholder engagement is important, and we have a long history of such engagement. We have an active stockholder engagement program in which we meet regularly with our largest stockholders to discuss our business strategy, operations, sustainability and CSR programs, and corporate governance, as well as other topics of interest to them. Our stockholder engagement efforts allow us to better understand our stockholders' priorities, perspectives, and concerns, and enable the company to effectively address issues that matter most to our stockholders.

We also give our stockholders the means by which they can communicate with our Board. As set forth in our Corporate Governance Guidelines, one of the responsibilities of each of our Lead Independent Director and Vice Chairman of the Board is to communicate with stockholders, as appropriate, and if so requested. Moreover, as discussed in more detail in "— Board Processes and Policies — Communications with Directors," our stockholders have the ability to communicate directly with any director (including our Lead Independent Director or Vice Chairman of the Board), any Board committee, or the full Board.

Stockholder Engagement



Q1

Before Annual Meeting of Stockholders

› Discuss stockholder proposals with proponents

› Publish Annual Report and Proxy Statement, highlighting recent Board and company activities

› Engage stockholders and seek feedback on matters presented for their consideration

Q2

Annual Meeting of Stockholders

› Engage directly with stockholders and other stakeholders

› Receive voting results for management and stockholder proposals

Q4

Off-Season Engagement and Evaluation of Practices

› Engage with stockholders and other stakeholders regarding topics of interest, including our Board, corporate governance, executive compensation, and sustainability and CSR practices to better understand their viewpoints and inform Board discussions

› Attend and participate in investor and corporate governance-related events to learn about emerging trends and issues and further engage stockholders

› Evaluate potential changes to corporate governance or executive compensation practices in light of stockholder feedback and review of practices

Q3

After Annual Meeting of Stockholders

› Discuss voting results from annual meeting in light of existing corporate governance and executive compensation practices, as well as feedback received from stockholders, and determine if any follow-up actions are appropriate

› Review corporate governance trends, recent regulatory developments, and the company's corporate governance documents, policies, and procedures to determine if any changes should be considered

› Determine topics for discussion during off-season stockholder engagement



Engagement Highlights

Since our last annual meeting, we have engaged with a global and diverse group of over 200 stockholders, including actively managed funds, index funds, union and public pension funds, and socially responsible investment funds. This group represented approximately 50% of our outstanding shares. Participants included our President and Chief Executive Officer, Lead Independent Director and Chair of the GSPP Committee, Vice Chairman of the Board and Chair of the Audit and Finance Committee, Chair of the Compensation & HR Committee, Chief Sustainability Officer, Corporate Vice President – Human Resources, and legal and investor relations teams.

Focus Areas

› Business Strategy and Performance

› Executive Compensation

› Corporate Culture and DEI

› Human Resource Management

› Board Governance, Composition, and Refreshment

› Climate Change and Other Sustainability Matters

Board Responsiveness to 2021 Nonbinding Stockholder Proposals

At our 2021 annual meeting, two stockholder proposals received majority support:

› a proposal regarding a lobbying activity and expenditure report (Proposal 6 at the 2021 annual meeting); and

› a proposal regarding shareholder ratification of termination pay (Proposal 8 at the 2021 annual meeting).

Following the 2021 annual meeting, with respect to these proposals, we requested meetings with our largest 15 institutional investors who own, in the aggregate, over 40% of our outstanding common stock and engaged with investors owning, in the aggregate, more than 35% of our common stock, to discuss their views regarding these proposals and solicit feedback used to develop our responses. The feedback received was shared with the Compensation & HR Committee and the GSPP Committee as well as the Board. Set forth below is a summary of our engagement efforts, the feedback we received, and our responsiveness.

Stockholder Proposal Regarding a Lobbying Activity and Expenditure Report

At our 2021 annual meeting of stockholders, a stockholder proposed that FedEx prepare a report, updated annually, disclosing FedEx's lobbying activities and expenditures (Proposal 6), including: (1) FedEx's policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; (2) payments by FedEx used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; (3) FedEx's membership in and payments to any tax-exempt organization that writes and endorses model legislation; and (4) a description of management's and the Board's decision-making process and oversight for making payments described in (2) and (3) above.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process, including direct and indirect political spending and engaging in lobbying activities and expenditures. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives across a broad spectrum of policy areas that can have an immediate and dramatic effect on our business and operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary, or burdensome legislative or regulatory actions at all levels of government.

As more fully described in our Policy on Political Contributions (which is available under the ESG heading below "Governance" on the Investor Relations page of our website at **investors.fedex.com**), we actively participate in the political process, including direct and indirect political spending and engaging in lobbying activities and expenditures, and maintain memberships with a variety of trade associations with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. An important part of participating effectively in the political process is making prudent political contributions and focused lobbying expenditures. FedEx's political contributions and expenditures are made to further the best interests of the company and our stockholders and employees, and are made without regard to the personal political preferences of individual FedEx Board members, officers, and employees.

The GSPP Committee assists the Board in its oversight of our lobbying and political activities and expenditures.

What We Discussed

› Stockholders approved of our Policy on Political Contributions and Board-level oversight of our lobbying activities and expenditures and other political activities and expenditures through the GSPP Committee.

› Stockholders sought more transparency around our political activities, particularly with respect to our participation in trade associations and rationale for participating in the political process, including lobbying activities.

› Stockholders requested information on our direct and indirect political spending and lobbying expenditures.

› Stockholders recommended making publicly available information on our lobbying and political activities and expenditures easier to find.

How We Responded

› We enhanced our disclosures about FedEx's public policy and advocacy and created a new website page to centralize these disclosures, which is publicly available under the ESG heading below "Governance" on the Investor Relations page of our website at **investors.fedex.com**. This information includes:

  › our policies and procedures governing our participation in the political process and lobbying activities, as described in our Policy on Political Contributions;

  › a discussion of management's decision-making processes relating to lobbying activities and expenditures and other political activities and related Board oversight;

  › information on our U.S. federal and state lobbying activities, including links to the quarterly reports we file with the U.S. House of Representatives and the U.S. Senate disclosing a list of our lobbying activities and information on how to access lobbying disclosure reports filed with the Secretary of State of each of the U.S. 50 states and the District of Columbia;

  › information on the FedEx non-partisan political action committee ("FedExPAC"), including links to the monthly and year-end reports filed by FedExPAC with the Federal Election Commission;

  › a discussion of our participation and membership in trade associations (some of which utilize a portion of membership dues for non-deductible state and federal lobbying and political expenditures), including the reasons we believe it is important to maintain memberships with a variety of trade associations and industry organizations; our process for evaluating our trade association memberships; Board oversight of our membership in trade associations; and a list of the trade associations receiving $50,000 or more in annual payments from FedEx; and

  › a list of our corporate contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code.

› We renamed our Nominating and Governance Committee the "Governance, Safety, and Public Policy Committee" to better reflect our commitment to Board oversight around our public policy efforts and acknowledge the Committee's important role in oversight of our lobbying and political activities and expenditures.

› We amended the GSPP Committee's charter to expressly state that the Committee will review and discuss with senior leadership:

  › public policy, political, and legislative trends and matters that affect or may affect the company's business, performance, strategies, or reputation;

  › the company's political activities and participation in the political process, including direct and indirect political spending and lobbying activities and expenditures;

  › the company's contributions to trade associations and other tax-exempt organizations that engage in political activities;

  › the steps management has taken to identify, assess, and manage risks relating to the company's political activities and expenditures; and

  › the company's reporting of its political activities and expenditures.

Stockholder Proposal Regarding Shareholder Ratification of Termination Pay

At our 2021 annual meeting of stockholders, a stockholder proposed that FedEx seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus (Proposal 8).

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation & HR Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. See "Executive Compensation — Compensation Discussion and Analysis" beginning on page 48. Each of FedEx's executive officers is an at-will employee and, as such, does not have an employment contract. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance) other than retirement, death, or permanent disability or in connection with a change of control of FedEx. See "Executive Compensation — Potential Payments Upon Termination or Change of Control — Benefits Triggered by Change of Control or Termination after Change of Control — Stock Option and Restricted Stock Plans" and "— Management Retention Agreements."

What We Discussed

› Stockholders did not express concerns with any actual historical severance or separation payments made by FedEx to former executives.

› Stockholders expressed interest in providing some protection against extreme payouts in the future but generally indicated that such limitations should not apply in the event of death or permanent disability.

› Stockholders were concerned that the excise tax provision of the 2019 Plan, which included a "best net" provision, created the potential for excise tax to be triggered upon acceleration of equity awards under the 2019 Plan upon a change of control of FedEx.

› Stockholders indicated that our prior disclosures regarding potential payments due to the named executive officers could be enhanced and expressed a preference for a single table showing potential payments in all termination scenarios.

How We Responded

› We adopted a policy that we will not pay or enter into any new agreement with an executive officer that provides for severance benefits in connection with the executive officer's voluntary or involuntary termination (unless due to death or permanent disability or in connection with a change of control) in an amount that exceeds 2.99 times the sum of the executive officer's base salary and target AIC payout for the year of termination (with the value of any unvested equity awards that accelerate on the applicable termination of employment event calculated according to Section 280G of the Internal Revenue Code ("Section 280G")) unless approved or ratified by stockholders. This policy, in conjunction with the terms of our Management Retention Agreements and the amendment to our 2019 Plan described in the paragraph below, limits the amount of payments to any executive officer upon a termination (other than death or permanent disability), including in connection with a change of control, to less than three times the individual's Section 280G "base amount" and was viewed favorably by substantially all the investors with whom it was discussed.

› We also amended the excise tax provision of our 2019 Plan to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx triggers an excise tax under Section 4999 of the Internal Revenue Code, then the amount of the individual's awards eligible to accelerate will be reduced, to the extent possible, to one dollar ($1) less than three times the individual's Section 280G "base amount" — in other words, the 2019 Plan now provides for a "280G cutback" instead of a "best net" excise tax provision.

› We enhanced the disclosure regarding potential payments to the named executive officers upon termination of employment to show all potential termination events and related potential payments together in one comprehensive table. See "Executive Compensation — Potential Payments Upon Termination or Change of Control — Benefits Triggered by Change of Control or Termination after Change of Control — Quantification of Potential Payments Upon Termination or Change of Control" on page 86.

Executive Management Succession Planning

The Board of Directors has in place an effective planning process to select successors to the Chief Executive Officer and other members of executive management. The GSPP Committee, in consultation with the Chief Executive Officer, annually reports to the Board on executive management succession planning. The entire Board works with the GSPP Committee and the Chief Executive Officer to evaluate potential successors to the CEO and other members of executive management. Through this process, the Board receives information that includes qualitative evaluations of potential successors to the Chief Executive Officer and other executives. Each Board member has complete and open access to any member of management. We believe this enhances the Board's oversight of succession planning. The Chief Executive Officer will at all times make available, and periodically provides to the Board, his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals. Additionally, the Board periodically reviews and revises as necessary the company's emergency executive management succession plan, which details the actions to be taken by specific individuals in the event a member of executive management suddenly dies, departs unexpectedly, or becomes incapacitated.

Board Structure

Board Leadership Structure

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs in support of our mission of producing superior financial returns for our stockholders by providing high value-added logistics, transportation, and related business services through focused operating companies.

The leadership structure of our Board of Directors includes:

A separate Executive Chairman and Chairman of the Board and Chief Executive Officer, as well as an independent Vice Chairman, who is the designated successor to the Chairman of the Board.	**Independent, active, and effective directors** of equal importance and rights, who all have the same opportunities and responsibilities in providing vigorous oversight of the effectiveness of management policies.	**A Lead Independent Director.** The chairperson of the GSPP Committee, who is elected annually by a majority of the independent Board members, serves as the Lead Independent Director.

Currently, the roles of FedEx Chairman of the Board and Chief Executive Officer are held by two separate individuals. From 1977 until May 31, 2022, Frederick W. Smith, FedEx's founder, served as both Chairman of the Board of Directors and Chief Executive Officer. On March 25, 2022, in connection with the announcement that Mr. Smith was stepping down as Chief Executive Officer and that Rajesh Subramaniam had been promoted to the role of President and Chief Executive Officer, effective June 1, 2022, the Board determined to name Mr. Smith as Executive Chairman. As Executive Chairman, Mr. Smith will focus on Board governance as well as issues of global importance, including sustainability, innovation, and public policy. This separation of the roles of Chairman and Chief Executive Officer allows FedEx to leverage Mr. Smith's extensive knowledge of FedEx while transitioning full oversight of FedEx's strategic initiatives and business plans to Mr. Subramaniam. In addition, effective March 25, 2022, the Board named R. Brad Martin, the independent chair of the Audit and Finance Committee, as Vice Chairman of the Board and designated him as the successor to the Chairman of the Board, meaning that he will become the independent Chairman of the Board at such time as Mr. Smith leaves the Board. The Board also determined to maintain the policy requiring that if the Chairman of the Board is the Chief Executive Officer, an Executive Chairman, or otherwise not independent, the chairperson of the GSPP Committee shall serve as Lead Independent Director.

The current Board leadership model, when combined with the composition of the Board, the strong leadership of our independent directors, Board committees, Vice Chairman, and Lead Independent Director, and the highly effective corporate governance structures and processes in place, strikes an appropriate balance between consistent leadership and independent oversight of FedEx's business and affairs. As set forth in our Corporate Governance Guidelines, the Lead Independent Director has the following responsibilities and authority:

› presides at executive sessions of the non-management and independent Board members and, if a Vice Chairman of the Board is not serving, presides at all other meetings of the Board of Directors at which the Chairman of the Board is not present;

› serves as a liaison between the Chairman of the Board and independent Board members, it being understood that all Board members have complete and open access to any member of management;

› reviews and approves Board meeting agendas and Board meeting schedules;

› consults with the Chairman of the Board with regard to other information sent to the Board of Directors in connection with Board meetings or other Board action;

› may call meetings of the independent Board members as he deems necessary or appropriate; and

› is available to communicate with stockholders of the Company, as appropriate, if requested by such stockholders.

In addition, under our Corporate Governance Guidelines, the Board may elect an independent director to serve as Vice Chairman, and such Vice Chairman will serve as the designated successor to the Chairman of the Board. FedEx's Bylaws provide that a Vice Chairman of the Board shall exercise the powers and perform the duties of the Chairman of the Board when the Chairman of the Board is not present. In addition, the Vice Chairman of the Board:

› works closely with the Chairman of the Board to assist the Chairman of the Board in carrying out his duties;

› provides such other assistance as the Chairman of the Board may request;

› communicates with stockholders of the company, as appropriate, if requested by such stockholders; and

› has additional responsibilities as may be prescribed by the Board from time to time.

The Board believes that FedEx's Bylaws and Corporate Governance Guidelines help ensure that strong and independent directors will continue to play the central oversight role necessary to maintain FedEx's commitment to the highest quality corporate governance. Under our Bylaws and Corporate Governance Guidelines, the Board maintains the following practices, in addition to those described above:

Directors stand for election annually by majority vote.	Under our Bylaws, all members of our Board of Directors are elected annually. In addition, our Bylaws require that we use a majority-voting standard in uncontested director elections in which a director nominee must receive more votes cast "for" than "against" in order to be elected.
Our independent directors hold regular executive sessions.	Our independent Board members meet at regularly scheduled executive sessions without management present. The Chairman of the Board, if independent, or the Lead Independent Director conducts and presides at these meetings. In addition, the Lead Independent Director may call such meetings of the independent Board members as he or she deems necessary or appropriate, may be designated to preside at any Board or stockholder meeting if no Vice Chairman is serving, and presides at all Board meetings at which the Chairman of the Board or Vice Chairman (if serving) is not present.
Board members may submit agenda items and request information.	Each Board member may place items on the agenda for Board meetings, raise subjects that are not on the agenda for that meeting, or request information that has not otherwise been provided to the Board. Additionally, the Lead Independent Director (if serving) reviews and approves all Board meeting schedules and agendas and consults with the Chairman of the Board regarding other information sent to the Board in connection with Board meetings or other Board action.
Our Board members interact with management.	Consistent with our philosophy of empowering each member of our Board of Directors, each Board member has complete and open access to any member of management and to the chairperson of each Board committee for the purpose of discussing any matter related to the work of such committee. The Chairman of the Board (if independent) and Lead Independent Director also serve as liaisons, but not a buffer, between the Chief Executive Officer and independent Board members.
Our directors are encouraged to interact with stockholders.	If any of our major stockholders asks to speak with any Board member on a matter related to FedEx, we encourage that director to make himself or herself available and will facilitate such interaction. Additionally, the Lead Independent Director and Vice Chairman of the Board are available to communicate with stockholders, as appropriate, if requested by such stockholders.
Our directors can request special Board meetings.	Special meetings of the Board can be called by the Chairman of the Board, the Chief Executive Officer, or the Vice Chairman or at the request of two or more directors.
The Board or any Board committee can retain independent advisors.	The Board and each Board committee have the authority to retain independent legal, financial, and other advisors as they deem appropriate.
Our Bylaws provide stockholders a meaningful proxy access right.	Our Bylaws provide stockholders a meaningful proxy access right. The Bylaws include the following terms: a 3% ownership threshold and 3-year holding period requirement; a cap on the number of director nominees at two directors or 20% of the Board, whichever is greater; and a stockholder group aggregation limit of 20.
Our Bylaws provide stockholders a right to call a special meeting.	Our Bylaws provide holders of 20% or more of our common stock the right to call a special meeting, subject to the terms of our Bylaws.

Board Committees

The Board of Directors has four standing committees. In 2022, the Board renamed each of the committees to better reflect their respective oversight responsibilities. The four committees are the Audit and Finance Committee, Compensation & HR Committee, Cyber and Technology Oversight Committee, and GSPP Committee. Each committee's written charter, as adopted by the Board of Directors, is available on the Investor Relations page of our website at **investors.fedex.com** under the ESG heading below "Board of Directors." Committee memberships are as follows:

AUDIT AND FINANCE COMMITTEE

COMMITTEE MEMBERS:

R. BRAD MARTIN*
(CHAIRMAN)

Marvin R. Ellison
Kimberly A. Jabal
Amy B. Lane**
Frederick P. Perpall
Joshua Cooper Ramo
V. James Vena**

FY22 MEETINGS HELD
10

COMMITTEE REPORT
page 91

*   Audit Committee
    Financial Expert

** Joined effective
    June 14, 2022

COMMITTEE FUNCTIONS:

› Oversees the independent registered public accounting firm's qualifications, independence, and performance;

› Assists the Board of Directors in its oversight of (i) the integrity of FedEx's financial statements, (ii) the effectiveness of FedEx's disclosure controls and procedures and internal control over financial reporting, (iii) the performance of the internal auditors, (iv) the Company's controls and procedures related to its ESG disclosures, and (v) the Company's financial affairs, including capital structure, allocation, and returns;

› Preapproves all audit and allowable non-audit services to be provided by FedEx's independent registered public accounting firm;

› Reviews and discusses with management and the Board of Directors (i) the guidelines and policies that govern the processes by which the company assesses and manages its exposure to risk and (ii) the company's major financial and other risk exposures and the steps management has taken to monitor and control such exposures;

› Oversees FedEx's integrity and compliance programs, including compliance with legal and regulatory requirements, and reviews and discusses with management legislative, regulatory, and other developments regarding ESG reporting and disclosures; and

› Reviews and discusses with management and the Board of Directors (i) the Company's annual business plan and strategic financial outlook, (ii) capital expenditure and lease requests (subject to Board-established approval thresholds) and the company's return on invested capital and other financial performance metrics, and (iii) the Company's capital structure and allocation, cash dividend policy, stock repurchase authorizations, debt and equity financings, and material credit agreements.



COMPENSATION AND HUMAN RESOURCES COMMITTEE

COMMITTEE MEMBERS:

PAUL S. WALSH
(CHAIRMAN)

Susan Patricia Griffith
Shirley Ann Jackson*
Amy B. Lane**
Susan C. Schwab

FY22 MEETINGS HELD
6

COMMITTEE REPORT
page 48

*   Dr. Jackson will retire
    immediately before the
    2022 annual meeting

** Joined effective
    June 14, 2022

COMMITTEE FUNCTIONS:

› Evaluates, together with the independent members of the Board, the performance of each of FedEx's Executive Chairman and Chief Executive Officer and recommends their compensation for approval by the independent directors;

› Reviews and discusses with management the Compensation Discussion and Analysis and produces a report recommending whether the Compensation Discussion and Analysis should be included in the proxy statement;

› Oversees the administration of FedEx's equity compensation plans and reviews the strategies relating to, and costs and structure of, key employee benefit and fringe-benefit plans and programs;

› Helps discharge the Board's responsibilities relating to the compensation of executive management; and

› Reviews and discusses with management the company's key human resource management strategies and programs, including company culture; diversity, equity, and inclusion; workforce demographics; and enterprise health care programs.

 ## CYBER AND TECHNOLOGY OVERSIGHT COMMITTEE

COMMITTEE MEMBERS:

JOSHUA COOPER RAMO (CHAIRMAN)

Kimberly A. Jabal
Susan C. Schwab

FY22 MEETINGS HELD
6

COMMITTEE FUNCTIONS:

› Reviews major cyber and technology–related projects and technology architecture decisions;

› Assesses whether FedEx's cyber and technology programs effectively support the company's business objectives and strategies;

› Assists FedEx's Board of Directors in oversight of cyber and technology-related risks and management's efforts to monitor and mitigate those risks; and

› Advises FedEx's senior Information Technology management team and the Board of Directors on cyber and technology-related matters.

 ## GOVERNANCE, SAFETY, AND PUBLIC POLICY COMMITTEE

COMMITTEE MEMBERS:

DAVID P. STEINER (CHAIRMAN)

Marvin R. Ellison
Susan Patricia Griffith
Shirley Ann Jackson*
Frederick P. Perpall
V. James Vena**

FY22 MEETINGS HELD
6

* Dr. Jackson will retire immediately before the 2022 annual meeting
** Joined effective June 14, 2022

COMMITTEE FUNCTIONS:

› Identifies individuals qualified to become Board members;

› Recommends to the Board director nominees to be proposed for election at the annual meeting of stockholders;

› Recommends to the Board directors for appointment to Board committees;

› Assists the Board in determining director independence, overseeing Board and committee evaluations, and developing and implementing effective corporate governance programs;

› Reviews and discusses with management the company's safety strategies, policies, programs, and practices and safety-related risk management strategies, programs, and initiatives;

› Reviews and discusses with management (i) public policy, political, and legislative trends and matters that affect or may affect the company's business, performance, strategies, or reputation; (ii) the company's political activities and participation in the political process; (iii) the company's contributions to trade associations and other tax-exempt organizations that engage in political activities; (iv) the steps management has taken to identify, assess, and manage risks relating to the company's political activities and expenditures; (v) the company's reporting of its political activities and expenditures, and (vi) the company's Policy on Political Contributions; and

› Reviews and discusses with management the company's CSR goals, strategies, and programs, including the management of sustainability- and climate-related risks, and, in consultation with the Audit and Finance Committee, reviews and discusses with management the company's annual ESG Report.

In addition, as discussed above under "— The Board's Role and Responsibilities — Board Risk Oversight," each Board committee has responsibility for the oversight of specific risks that fall within the committee's areas of responsibility. Also, the Audit and Finance Committee is responsible for reviewing and discussing with management the guidelines and policies that govern the processes by which the company assesses and manages its exposure to all risk, including our ERM process.

FedEx

As discussed above, Dr. Jackson is retiring as a director immediately before this year's annual meeting and is not standing for reelection. The Board of Directors has approved reconstituting the committees so that, immediately following the annual meeting, if all of the director nominees are elected, committee memberships will be as follows:

AUDIT AND FINANCE COMMITTEE	COMPENSATION AND HUMAN RESOURCES COMMITTEE	CYBER AND TECHNOLOGY OVERSIGHT COMMITTEE	GOVERNANCE, SAFETY, AND PUBLIC POLICY COMMITTEE
R. Brad Martin (Chairman) Marvin R. Ellison Kimberly A. Jabal Amy B. Lane Frederick P. Perpall V. James Vena	**Paul S. Walsh** (Chairman) Susan Patricia Griffith Amy B. Lane Nancy A. Norton Susan C. Schwab	**Joshua Cooper Ramo** (Chairman) Stephen E. Gorman Kimberly A. Jabal Nancy A. Norton Susan C. Schwab	**David P. Steiner** (Chairman) Marvin R. Ellison Stephen E. Gorman Susan Patricia Griffith Frederick P. Perpall V. James Vena

Board Meetings and Meeting Attendance

During fiscal 2022, the Board of Directors held six regular meetings and one special meeting. The average attendance of all directors at Board and committee meetings was 98%. Each director attended at least 90% of the aggregate meetings of the Board and any committees on which he or she served that were held during the periods that he or she served as a director. Our policy on director attendance at meetings can be found in our Corporate Governance Guidelines, which are available under the ESG heading on the Investor Relations page of our website at **investors.fedex.com**.

Attendance at Annual Meeting of Stockholders

FedEx expects all Board members to attend annual meetings of stockholders. Each then-current member of the Board of Directors attended the 2021 annual meeting of stockholders.

Board Processes and Policies

Director Mandatory Retirement

FedEx's Corporate Governance Guidelines provide that a non-management director must retire immediately before the annual meeting of FedEx's stockholders during the calendar year in which he or she attains age 75. Under this policy, a non-management director may not be nominated to a new term if he or she would be age 75 or older at the end of the calendar year in which the election is held. In order to provide the GSPP Committee and the Board of Directors greater flexibility in director succession planning, the policy provides that the Board of Directors, upon the recommendation of the GSPP Committee, may grant an exception to the mandatory retirement provision for a specific director, with each such exception required to be renewed annually.

Pursuant to this policy, Dr. Jackson is retiring as a director immediately before this year's annual meeting and the Board did not nominate her for reelection.

Policy on Poison Pills

The Board of Directors has adopted a policy requiring stockholder approval for any future "poison pill" prior to or within twelve months after adoption of the poison pill. (A poison pill is a device used to deter a hostile takeover. Note that FedEx does not currently have, nor have we ever had, a poison pill.) The policy on poison pills is included in FedEx's Bylaws and Corporate Governance Guidelines.

Policy on Review and Preapproval of Related Person Transactions

The Board of Directors has adopted a Policy on Review and Preapproval of Related Person Transactions, which is included in FedEx's Corporate Governance Guidelines. The policy requires that all proposed related person transactions (as defined in the policy) and all proposed material changes to existing related person transactions be reviewed and preapproved by the GSPP Committee. To the extent the related person (as defined in the policy) is a director or immediate family member of a director, the transaction or change must also be reviewed and preapproved by the full Board. The policy provides that a related person transaction or a material change to an existing related person transaction may not be preapproved if it would:

› Interfere with the objectivity and independence of any related person's judgment or conduct in carrying out his or her duties and responsibilities to FedEx;

› Not be fair as to FedEx; or

› Otherwise be opposed to the best interests of FedEx and its stockholders.

The policy requires the GSPP Committee to annually (i) review each existing related person transaction that has a remaining term of at least one year or remaining payments of at least $120,000, and (ii) determine, based upon all material facts and circumstances and taking into consideration our contractual obligations, whether it is in the best interests of FedEx and our stockholders to continue, modify, or terminate the transaction or relationship.

Communications with Directors

Stockholders and other interested parties may communicate directly with the entire Board or any member (including the Lead Independent Director or Vice Chairman), committee, or group of independent directors of the Board of Directors by writing to: FedEx Corporation Board of Directors, c/o Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120. Please specify to whom your letter should be directed. The Corporate Secretary of FedEx will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in his opinion, deals with the functions of the Board or its committees or that he otherwise determines requires the attention of any member, group, or committee of the Board of Directors. Board members may at any time review a log of all correspondence received by FedEx that is addressed to Board members and request copies of any such correspondence.

Policy Regulating Trading by Insiders

We have comprehensive and detailed policies (memorialized in the FedEx Securities Manual) that regulate trading by our insiders, including Board members. The Securities Manual includes information regarding quiet periods, explains when transactions in FedEx stock are permitted, and contains a mandatory pre-clearance policy for transactions in FedEx securities by certain insiders, including Board members. The Securities Manual prohibits insiders, including Board members, from trading (or tipping others to trade) in FedEx securities on the basis of "material, non-public information" until the information has been disclosed to the public. The policy explains the principles governing "material, non-public information" and provides examples of the types of events or information that may be considered material. The Securities Manual, including the examples and contextual information contained therein, are reviewed regularly and updated, as applicable.

The Securities Manual and our Corporate Governance Guidelines also set forth certain types of transactions in FedEx securities that are always prohibited, even when permitted by law, in order to further align the interests of our executives and directors with our stockholders' interests. Specifically, (1) publicly traded (or exchange-traded) options, such as puts, calls, and other derivative securities; (2) short sales, including "sales against the box"; and (3) hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions, are prohibited.

The Securities Manual and our Corporate Governance Guidelines also prohibit margin accounts and pledges; however, our Lead Independent Director (if serving) and the Executive Vice President, General Counsel and Secretary, acting together, may grant an exception to the prohibition against holding company securities in a margin account or pledging company securities on a case-by-case basis to any Board member, the Executive Chairman (if serving), any non-independent Chairman of the Board, or the Chief Executive Officer if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. If the Chairman of the Board is independent, such exceptions may be granted by the Chairman of the Board and the Executive Vice President, General Counsel and Secretary to the Chief Executive Officer or any Board member other than the Chairman of the Board, and by the other independent members of the Board and the Executive Vice President, General Counsel and Secretary to the Chairman of the Board. The Executive Vice President, General Counsel and Secretary may grant case-by-case exceptions for other company officers and employees and will inform the Chairman of the Board and the Lead Independent Director (if serving) of any such exception granted.

Stock Ownership Goal for Directors and Senior Officers

In order to encourage significant stock ownership by our directors and senior officers, and to further align their interests with the interests of FedEx's stockholders, the Board of Directors has established a goal that (a) each non-management director own FedEx shares valued at five times his or her annual retainer fee within five years after joining the Board and (b) within five years after being appointed to his or her position, each member of senior management own FedEx shares valued at the following multiple of his or her annual base salary:

SENIOR MANAGEMENT POSITION	OWNERSHIP GOAL	
Executive Chairman (if serving)		**6x** annual base salary
President and Chief Executive Officer		**6x** annual base salary
Other FedEx Executive Officers, including the Chief Executive Officers of FedEx Express, FedEx Ground, and FedEx Freight		**3x** annual base salary
Executive Vice Presidents of FedEx Express, FedEx Ground, FedEx Freight, and FedEx Services		**2x** annual base salary
Certain Other Senior Officers		**1x** annual base salary

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. The Board also recommends that each director and senior officer retain shares acquired upon stock option exercises until his or her goal is met. The stock ownership goal is included in FedEx's Corporate Governance Guidelines. As of July 25, 2022, each director currently serving owned sufficient shares to comply with this goal or was within the five-year period to obtain compliance. In addition, each executive officer owned sufficient shares to comply with this goal or was within the five-year period to attain compliance.

Directors' Compensation

Outside Directors' Compensation

During fiscal 2022 non-management (outside) directors were paid an annual retainer of $140,000. Chairpersons of the Compensation & HR, Cyber and Technology Oversight, and GSPP Committees were paid an additional annual fee of $15,000. The Audit and Finance Committee chairperson was paid an additional annual fee of $25,000. Non-employee directors may elect to receive their annual retainer in all cash, all shares, or 50% in cash and 50% in shares. The number of retainer shares issued was based on the fair market value of FedEx's common stock on the 2021 annual meeting date (the average of the high and low prices of the stock on the New York Stock Exchange ("NYSE")), with any fractional amounts paid in cash. In addition, each outside director who was elected at FedEx's 2021 annual meeting received a stock option for 2,850 shares of FedEx common stock.

Frederick W. Smith and Rajesh Subramaniam, the only directors who are also FedEx employees, do not receive any additional compensation for serving as a director.

The Compensation & HR Committee annually reviews director compensation, including, among other things, comparing FedEx's director compensation practices with those of other companies with annual revenues between $25 billion and $100 billion (this year's comparison group included 86 companies, which are listed in *Appendix A*, and was based on proxy statement data provided by a third-party compensation data provider). Before making a recommendation regarding director compensation to the Board, the Compensation & HR Committee considers that the directors' independence may be compromised if compensation exceeds appropriate levels or if FedEx enters into other arrangements beneficial to the directors.

Retirement Plan for Outside Directors

In July 1997, the Board of Directors of FedEx Express (FedEx's predecessor) voted to freeze the Retirement Plan for Outside Directors (that is, no further benefits would be earned under this plan). Concurrent with the freeze, the Board amended the plan to accelerate the vesting of the benefits for each outside director who was not yet vested under the plan. This plan is unfunded and any benefits under the plan are general, unsecured obligations of FedEx. Once all benefits are paid from the plan, it will be terminated.

Paul S. Walsh is the only director who served on the Board during fiscal 2022 who is entitled to benefits under this plan. Mr. Walsh has not yet received any plan benefits, which will be paid as a single lump-sum distribution on or before the fifteenth business day of the month immediately following the date of Mr. Walsh's retirement. In the event of Mr. Walsh's death, his surviving spouse shall be entitled to receive the lump-sum payment. The following table sets forth the amount payable to Mr. Walsh assuming a hypothetical retirement date of June 1, 2022.

NAME	LUMP SUM PAYMENT AMOUNT ($)
P.S. Walsh	71,146[1]

[1] Discounted from the age 60 normal retirement date provided for in the plan.

Fiscal 2022 Director Compensation

The following table sets forth information regarding the compensation of FedEx's non-employee (outside) directors for the fiscal year ended May 31, 2022:

NAME	FEES EARNED OR PAID IN CASH ($)[1]	STOCK AWARDS IN LIEU OF CASH RETAINER ($)[2]	OPTION AWARDS ($)[3][4]	ALL OTHER COMPENSATION ($)	TOTAL ($)
M.R. Ellison	70,168	69,832	179,994	—	319,994
S.P. Griffith	109	139,891	179,994	—	319,994
J.C. Inglis[5]	—	—	—	—	—
K.A. Jabal	140,000	—	179,994	—	319,994
S.A. Jackson	140,000	—	179,994	—	319,994
A.B. Lane[6]	—	—	—	—	—
R.B. Martin	25,109	139,891	179,994	—	344,994
F.P. Perpall[7]	54,770	54,430	141,433	—	250,633
J.C. Ramo	19,159	139,891	179,994	—	339,044
S.C. Schwab	70,168	69,832	179,994	—	319,994
D.P. Steiner	155,000	—	179,994	—	334,994
V.J. Vena[6]	—	—	—	—	—
P.S. Walsh	155,000	—	179,994	—	334,994

[1] Includes (a) retainer payments and committee chairperson fees (as applicable) and (b) cash paid in lieu of fractional shares issued to Messrs. Ellison, Perpall, and Ramo, Ms. Griffith, and Ambassador Schwab in connection with their election to receive shares of FedEx's common stock in lieu of all or a portion of their retainer fees. Mr. Ramo received a payment of $4,050 for his service as chairperson of the Cyber and Technology Oversight Committee from June 21, 2021, through the date of the 2021 annual meeting of stockholders. See "— Outside Directors' Compensation" above.

[2] Messrs. Martin and Ramo and Ms. Griffith elected to receive 100% of their annual retainer ($140,000) in shares of FedEx's common stock (615 shares each), and Mr. Ellison and Ambassador Schwab elected to receive 50% of their annual retainer ($70,000) in shares of FedEx's common stock (307 shares each). The number of shares received was determined by dividing the dollar amount of the retainer to be paid in shares by the fair market value of our common stock on the date of the 2021 annual meeting of stockholders ($227.465), rounded down to the nearest whole share. Mr. Perpall elected to receive 50% of his prorated annual retainer ($54,600) in shares of FedEx's common stock (224 shares). The number of shares received was determined by dividing the dollar amount of the retainer to be paid in shares by the fair market value of our common stock on December 13, 2021 ($242.99), rounded down to the nearest whole share.

[3] On September 27, 2021, each outside director elected at the 2021 annual meeting received a stock option for 2,850 shares of common stock. On December 13, 2021, following his appointment to the Board, Mr. Perpall received a stock option for 1,992 shares of common stock. The grant date fair value of each such option was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 and is set forth in this column. Assumptions used in the calculation of these amounts are included in note 11 to our audited consolidated financial statements for the fiscal year ended May 31, 2022, included in our Annual Report on Form 10-K for fiscal 2022. Stock options granted to the outside directors generally vest fully one year after the grant date.

[4] The following table sets forth the aggregate number of outstanding stock options held by each current outside director listed in the above table as of May 31, 2022:

NAME	OPTIONS OUTSTANDING
M.R. Ellison	26,685
S.P. Griffith	14,888
J.C. Inglis[5]	—
K.A. Jabal	12,810
S.A. Jackson	8,220
A.B. Lane[6]	—
R.B. Martin	35,105
F.P. Perpall[7]	1,992
J.C. Ramo	24,150
S.C. Schwab	30,385
D.P. Steiner	30,385
V. J. Vena[6]	—
P.S. Walsh	30,385

[5] John C. ("Chris") Inglis resigned from the Board of Directors on June 21, 2021, to become the U.S. National Cyber Director.

[6] Ms. Lane and Mr. Vena were first appointed to the Board on June 14, 2022.

[7] Mr. Perpall was first appointed to the Board on December 13, 2021.

EXECUTIVE COMPENSATION

> **Proposal 2**
> Advisory Vote to Approve Named Executive Officer Compensation

We are asking stockholders to approve, on a non-binding basis, the following advisory resolution at the annual meeting:

"RESOLVED, that the compensation paid to FedEx's named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote is not intended to address any specific element of executive compensation, but instead is intended to address the overall compensation of the named executive officers as disclosed in this proxy statement. Consistent with the results of the 2017 stockholder vote on the frequency of its "say-on-pay" advisory vote, FedEx holds the "say-on-pay" advisory vote annually.

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so. Accordingly, our Board of Directors and Compensation & HR Committee believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. As more fully discussed in the Compensation Discussion and Analysis beginning on page 48:

> Annual and long-term incentive payments and stock options continue to represent a significant portion of our executive compensation program. This variable compensation is "at risk" and directly dependent upon the achievement of corporate financial-performance goals or stock price appreciation. In fiscal 2022, 91% of the Chairman and Chief Executive Officer's target total direct compensation ("TDC") consisted of variable, at-risk components. With respect to the other named executive officers, 62% to 67% of their fiscal 2022 target TDC consisted of variable, at-risk components.

> In June 2021, the Board of Directors approved the fiscal 2022 AIC plan for our team members, including executive officers. Under the fiscal 2022 AIC plan, annual bonus payments were tied to achieving specified levels of fiscal 2022 adjusted consolidated operating income. Achievement below the target objective for adjusted consolidated operating income for fiscal 2022 resulted in below-target payouts under the fiscal 2022 AIC plan.

> LTI payouts for fiscal 2022 were tied to meeting pre-established aggregate EPS goals over a three-fiscal-year period. While adjusted EPS growth was strong in fiscal 2021 and fiscal 2022, weaker-than-expected adjusted EPS growth in fiscal 2020 prevented us from achieving the three-fiscal-year EPS goal required for any payout under the FY20–FY22 LTI plan.

> The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates. The exercise price for the fiscal 2022 stock option grant to executive officers was $294.61. The closing price of FedEx common stock on July 25, 2022 was $228.17.

> Our stock ownership goal effectively promotes meaningful and significant stock ownership by our executive officers and further aligns their interests with those of our stockholders. As of July 25, 2022, each of our named executive officers exceeded the stock ownership goal.

> In response to feedback on the metrics used in our LTI plans, the Compensation & HR Committee and the Board of Directors incorporated an additional metric — relative Total Stockholder Return ("TSR") — into the LTI plan for FY23–FY25 that directly aligns executive compensation with stockholder returns and adjusted the target objectives of the EPS and capital expenditures as a percentage of total revenue metrics used in the FY23–FY25 LTI plan to align with our three-fiscal-year financial targets announced in June 2022, including reducing capital expenditures over the next three years. For additional information on the FY23–FY25 LTI plan, see "Compensation Elements and Fiscal 2022 Amounts — Cash Payments Under LTI Program — Future LTI Payout Opportunities — FY21–FY23, FY22–FY24, and FY23–FY25 LTI Plans."

› We responded to a stockholder proposal approved at the 2021 annual meeting of stockholders regarding severance and post-termination payments by requesting meetings with our largest 15 institutional investors and engaging with investors owning, in the aggregate, more than 35% of our common stock and then adopting a policy that we will not pay or enter into any new agreement with an executive officer that provides for severance benefits in connection with the executive officer's voluntary or involuntary termination (unless due to death or permanent disability or in connection with a change of control) in an amount that exceeds 2.99 times the sum of the executive officer's base salary and target AIC payout for the year of termination (with the value of any unvested equity awards that accelerate on the applicable termination of employment event calculated according to Section 280G) unless approved or ratified by stockholders. We also amended our 2019 Plan to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx triggers an excise tax under Section 4999 of the Internal Revenue Code, then the amount of the individual's awards eligible to accelerate will be reduced, to the extent possible, to one dollar ($1) less than three times the individual's Section 280G "base amount."

› We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative appearing on pages 48 through 87, which provides detailed information on our compensation philosophy, policies, and practices, and the compensation of our named executive officers.

Your Board of Directors recommends that you vote "FOR" this proposal.

Effect of the Proposal

This advisory resolution, commonly referred to as a "say-on-pay" resolution, is not binding on FedEx, the Board of Directors, or the Compensation & HR Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any named executive officer and will not overrule any decisions made by the Board of Directors or the Compensation & HR Committee. Even so, the Board of Directors and the Compensation & HR Committee highly value our stockholders' opinions and will consider the results of this advisory vote when making future executive compensation decisions.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve this proposal.

Report of the Compensation and Human Resources Committee of the Board of Directors

The Compensation & HR Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on its review and discussions with management, the Compensation & HR Committee recommended to the Board of Directors, and the Board approved, that the Compensation Discussion and Analysis be included in this proxy statement and in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2022.

Compensation and Human Resources Committee Members

    

| **PAUL S. WALSH** *Chairman* | **SUSAN PATRICIA GRIFFITH** | **SHIRLEY ANN JACKSON** | **AMY B. LANE*** | **SUSAN C. SCHWAB** |

*   Ms. Lane was appointed to the Compensation & HR Committee effective June 14, 2022.

Compensation Discussion and Analysis

Our executive compensation program is designed not only to retain and attract highly qualified and effective executives, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and reward them for doing so.

In this section we discuss and analyze the compensation of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers (the "named executive officers") for the fiscal year ended May 31, 2022. For additional information regarding compensation of the named executive officers, see "— Summary Compensation Table" and the other compensation-related tables and disclosure below.

During fiscal 2022, our founder, Frederick W. Smith, served as Chairman of the Board and Chief Executive Officer. On March 28, 2022, we announced that Mr. Smith would step down as Chief Executive Officer, effective May 31, 2022, and become Executive Chairman, and that Rajesh Subramaniam, who served as our President and Chief Operating Officer in fiscal 2022, would become President and Chief Executive Officer, effective June 1, 2022. Except as expressly otherwise noted, all references to "Chief Executive Officer" for fiscal 2022 in this Compensation Discussion and Analysis refer to Mr. Smith, and references to "President and Chief Operating Officer" for fiscal 2022 refer to Mr. Subramaniam.

2021 Say-on-Pay Advisory Vote Outcome

Each year, the Compensation & HR Committee carefully considers the most recent advisory vote by stockholders to approve named executive officer compensation. In the 2021 advisory vote, 76.4% of the voted shares supported the compensation of FedEx's named executive officers. While a significant percentage of the shares voted were in support of our executive compensation program, the level of support was much lower than the 91.6% of shares voted in support of our executive compensation program in 2020.

What We Heard

In response to the lower level of support we received in the 2021 advisory vote on named executive officer compensation and the 62% vote in support of the stockholder proposal presented at our 2021 annual meeting regarding shareholder ratification of termination pay, beginning in September 2021 and continuing through the end of fiscal 2022, we requested meetings with our largest 15 institutional investors who own, in the aggregate, over 40% of our outstanding common stock and engaged with investors owning, in the aggregate, more than 35% of our common stock, to solicit feedback on our named executive officer compensation program, better understand the reasons behind the 2021 advisory vote on executive compensation outcome and support of the stockholder proposal, and discuss potential changes to our executive compensation program for consideration by the Compensation & HR Committee. Our stockholder engagement effort included members of our Board, including the Lead Independent Director and Chair of our GSPP Committee, the Chair of our Compensation & HR Committee, and members of management from our Human Resources, Investor Relations, Strategic Finance, and Legal teams.

The primary areas of concern underlying the low 2021 advisory vote on executive compensation related to the special equity awards granted to our executive officers in fiscal 2021 prior to the time that the fiscal 2021 AIC plan was approved and the subsequent inclusion of our executive officers in the fiscal 2021 AIC plan. Investors also expressed a strong preference to include one or more metrics related to stockholder returns in our LTI plans and disapproval of certain adjustments to performance metrics made for purposes of determining payouts under our LTI plans.

How We Responded

The special equity awards granted to our executive officers in fiscal 2021 were driven by unique and extraordinary circumstances due to the economic and business uncertainties caused by the COVID-19 pandemic. The Compensation & HR Committee appreciates the views expressed by stockholders and will consider these views in connection with any future special equity awards for our executive officers.

In response to feedback on the metrics used in our LTI plans, the Compensation & HR Committee and the Board of Directors incorporated an additional metric — relative TSR — into the LTI plan for FY23–FY25 to directly align executive compensation with stockholder returns and adjusted the target objectives of the EPS and capital expenditures as a percentage of total revenue metrics used in the FY23–FY25 LTI plan that aligns with our three-fiscal-year financial targets announced in June 2022, including reducing capital expenditures over the next three years. For additional information on the FY23–FY25 LTI plan, see "Compensation Elements and Fiscal 2022 Amounts — Cash Payments Under LTI Program — Future LTI Payout Opportunities — FY21–FY23, FY22–FY24, and FY23–FY25 LTI Plans."

The Compensation & HR Committee and the Board of Directors will continue to engage with stockholders as part of the ongoing process of evaluating and optimizing the design, purposes, and direction of FedEx's executive compensation programs. In its ongoing evaluation of FedEx's executive compensation programs and practices, the Compensation & HR Committee will continue to consider the results from future stockholder advisory votes to approve named executive officer compensation.

Executive Summary

Fiscal 2022 Incentive Compensation Highlights

We experienced revenue and operating income growth in fiscal 2022 resulting from yield management actions, including the favorable net impact of fuel. In addition, our results were positively affected by a mix shift to our higher yielding services due to strategic actions to improve revenue quality. However, our business was negatively affected by the COVID-19 pandemic, labor market challenges, and inflationary cost pressures. Labor market challenges contributed to global supply chain disruptions and affected the availability and cost of labor, resulting in network inefficiencies, higher purchased transportation costs, and higher wage rates. In addition, global recovery from the impacts of the COVID-19 pandemic slowed with the onset of new variants, which resulted in reduced shipping demand and caused network disruptions, particularly at FedEx Express during fiscal 2022. These challenges resulted in adjusted consolidated operating income that was below the target objective under our fiscal 2022 AIC plan. Accordingly, and consistent with our pay-for-performance philosophy, below-target payouts were earned by participants under the fiscal 2022 AIC plan, including the named executive officers.

Under our LTI plan for FY20–FY22, which was tied to financial performance over a three-fiscal-year period (fiscal 2020 through fiscal 2022), no payouts were earned in fiscal 2022 by any participants, including our named executive officers. While adjusted EPS growth was strong in fiscal 2021 and fiscal 2022, weaker-than-expected adjusted EPS growth in fiscal 2020 prevented us from achieving the three-year EPS goal required for any payout under the FY20–FY22 LTI plan.

The following table, which details key incentive compensation highlights of the last five fiscal years, demonstrates the pay-for-performance nature of our executive compensation program.

Incentive Compensation Highlights

FY18	FY19	FY20	FY21	FY22
AIC plan paid below target	No AIC plan payout	No AIC plan payout	AIC plan paid at maximum	AIC plan paid below target
FY16–FY18 LTI plan paid at maximum	FY17–FY19 LTI plan paid above target	No FY18–FY20 LTI plan payout	No FY19–FY21 LTI plan payout	No FY20–FY22 LTI plan payout

Philosophy

FedEx is consistently ranked among the world's most admired and trusted employers and respected brands. Maintaining this reputation and continuing to position FedEx for future success requires high-caliber talent to protect and grow the company in support of our mission of producing superior financial returns for our stockholders. We design our executive compensation program to provide a competitive and internally equitable compensation and benefits package that reflects individual and company performance, job complexity, and strategic value of the position while ensuring long-term retention and motivation.

Each of the named executive officers is a longstanding member of our management, and Frederick W. Smith, our Chairman of the Board and Chief Executive Officer in fiscal 2022, founded the company and pioneered the express transportation industry almost 50 years ago. As a result, our named executive officers are especially knowledgeable about our business and our industry and thus particularly valuable to the company and our stockholders.

As with tenure, position and level of responsibility are important factors in the compensation of any FedEx employee, including our named executive officers. There are internal salary ranges for each level, and annual target bonus percentages, long-term bonus amounts, and the number of stock options and restricted shares awarded are all closely tied to management level and responsibilities. For instance, our General Counsel and Chief Information Officer have the same salary range and annual target bonus percentages and receive the same long-term bonus and the same number of options and restricted shares in the annual grant.

Our philosophy is to (i) closely align the compensation paid to our executives with the performance of the company on both a short-term and long-term basis and (ii) set performance goals that do not promote excessive risk while supporting the company's core long-term financial goals. In June 2022, we announced financial targets for fiscal 2025, which include:

Stable, sustained revenue growth	Expanding operating margins and profitability	Lowering our capital intensity	Increasing focus on return on invested capital	Annualized TSR of **18% to 22%** over the next three fiscal years*

* Assumes no change in P/E multiple in order to isolate the impact of net income growth and dividend yield.

Our executive compensation is, in large measure, highly variable and linked to the above goals and the performance of the FedEx stock price over time.

Compensation Objectives and Design-Related Features

We design our executive compensation program to further FedEx's mission of producing superior financial returns for our stockholders by pursuing the following objectives:

	HOW PURSUED	
OBJECTIVE	**GENERALLY**	**SPECIFICALLY**
Retain and attract highly qualified and effective executive officers.	Pay competitively.	Use comparison survey data as a point of reference in evaluating target levels for total direct compensation, which includes both fixed and variable, at-risk components tied to stock price appreciation and short- and long-term financial performance.
Motivate executive officers to contribute to our future success and to build long-term stockholder value and reward them accordingly.	Link a significant part of compensation to FedEx's financial and stock price performance, especially long-term performance.	Weight executive compensation program in favor of incentive and equity-based compensation elements (rather than base salary), especially long-term incentive cash compensation and equity incentives in the form of stock options and restricted stock.
Further align executive officer and stockholder interests.	Encourage and facilitate long-term stockholder returns and significant ownership of FedEx stock by executives.	Make annual equity-based grants; tie long-term cash compensation to growth in our EPS, which strongly correlates with long-term stock price appreciation and, beginning with the FY23–FY25 LTI plan, relative TSR; maintain a stock ownership goal for senior officers and encourage each officer to retain shares acquired upon stock option exercises until his or her goal is met.

Commitment to Retain and Attract

FedEx is widely acknowledged as one of the world's most admired and respected companies, and it is our people — our greatest asset — who have earned FedEx its strong reputation. Because FedEx operates a global enterprise in a highly challenging business environment, we compete for talented management with some of the largest companies in the world — in our industry and in others. Our global recognition and reputation for excellence in management and leadership make our people attractive targets for other companies, and our key employees are aggressively recruited. To prevent loss of our managerial talent, we seek to provide an overall compensation program that is competitive with all types of companies and continues to retain and attract outstanding people to conduct our business. Each element of compensation is intended to fulfill this important obligation.

Market Referencing

Because retention is imperative and tenure and management level are determinative factors, we use external survey data solely as a market reference point to assess the competitiveness of our compensation programs. The target compensation levels of our named executive officers are not designed to correspond to a specific percentile of compensation in those surveys. Instead, our analysis considers multiple market reference points for the analyzed positions, rather than referring to a specific percentile.

For the fiscal 2022 executive compensation review, we considered survey data published by two major consulting firms engaged by the company: Willis Towers Watson and Aon Consulting. Each consulting firm provided target compensation data for general industry companies (excluding financial services companies), including U.S. and multinational companies, in its respective database with annual revenues between $25 billion and $100 billion. These companies are listed in *Appendix B*.

General industry companies, including U.S. and multinational companies, is the appropriate comparison category because our executives are recruited by and from businesses outside of FedEx's industry peer group. Moreover, our industry peer group does not provide a sufficient number of companies that are of a comparable size to FedEx. Using a robust data sample (138 companies for fiscal 2022) mitigates the impact of outliers, year-over-year volatility of compensation levels, and the risk of selection bias, and increases the likelihood of comparing with companies with executive officer positions similar to ours. Because the annual revenues of these companies vary significantly, each consulting firm used regression analysis to allow for the inclusion of data from a large number of both larger and smaller companies. The data results provided by each firm were then averaged to arrive at blended market compensation data for general industry executives.

When we evaluate the elements of compensation of our executive officers in light of the referenced survey data, we consider TDC as illustrated below:

Elements of TDC

SHORT-TERM COMPENSATION		LONG-TERM COMPENSATION		
Base Salary	AIC	Restricted Stock*	Stock Options	LTI

* includes related tax payments

TDC includes AIC at target (i.e., assuming achievement of all objectives) and all long-term components at target. Tax payments on restricted stock awards are included in TDC.

Other elements of compensation of the named executive officers (such as perquisites and retirement benefits) are not included in TDC, consistent with our referenced survey information. Accordingly, these other elements are not referenced against survey data, and decisions as to these other elements do not influence decisions as to the elements of compensation that are included in TDC. These other elements of compensation, however, are reviewed and approved by the Compensation & HR Committee.

While we may reference our target executive compensation levels against the survey group of companies, we do not compare our AIC and LTI financial-performance goals against these companies or any other group of companies. Rather, as discussed below, our AIC and LTI financial-performance goals are based upon our internal business objectives which, when set each year, represent aggressive goals. Accordingly, the relationship between our financial performance and the financial performance of the survey companies does not affect the relationship between our executive compensation and the executive compensation of that group in a given year.

Pay for Performance

Our executive compensation program is intended not only to retain and attract highly qualified and effective managers, but also to motivate them to substantially contribute to FedEx's future success for the long-term benefit of stockholders and appropriately reward them for doing so. Accordingly, we believe that there should be a strong relationship between pay and corporate performance (both financial results and stock price), and our executive compensation program reflects this belief. In particular, AIC payments, LTI payments, and stock options represent a significant portion of our executive compensation program, and this variable compensation is "at risk" and directly dependent upon the achievement of corporate financial-performance goals and stock price appreciation:

› Fiscal 2022 AIC payouts for all plan participants, including the named executive officers, were tied to achieving specified levels of adjusted consolidated operating income, as well as individual performance objectives as described further below. Actual adjusted consolidated operating income (which excluded certain items that did not reflect core business performance, as described in detail below) was below the target objective level for fiscal 2022, resulting in a below-target payout under the fiscal 2022 AIC plan.

› LTI payouts for fiscal 2022 were tied to meeting pre-established aggregate EPS goals over a three-fiscal-year period. While adjusted EPS growth was strong in fiscal 2021 and fiscal 2022, weaker-than-expected adjusted EPS growth in fiscal 2020 prevented us from achieving the three-year EPS goal required for any payout under the FY20–FY22 LTI plan.

› The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of our common stock on the date of grant, so the options will yield value to the executive only if the stock price appreciates.

The following chart illustrates for each named executive officer the allocation of fiscal 2022 target TDC between base salary and incentive and equity-oriented compensation elements (the restricted stock value includes the related tax payment):



Fiscal 2022 Target TDC Components

We believe that long-term performance is the most important measure of our success, as we manage FedEx's operations and business for the long-term benefit of our stockholders. Accordingly, not only is our executive compensation program weighted towards variable, at-risk pay components, but we also emphasize incentives that are dependent upon long-term corporate performance and stock price appreciation. These long-term incentives include LTI plan cash compensation and equity awards (stock options and restricted stock), which comprise a significant portion of an executive officer's total compensation. These incentives are designed to motivate and reward our executive officers for achieving long-term corporate financial-performance goals and maximizing long-term stockholder value.

The actual compensation paid out in a given year may vary widely from target levels because compensation earned under the AIC and LTI programs is variable and commensurate with the level of achievement of financial-performance goals. When we fall short of our business objectives, payments under these variable programs decrease correspondingly. Conversely, when we achieve superior results, we reward our executives accordingly under the terms of these programs. In addition, with regard to the stock-option component of TDC, officers realize value from the stock options recognized in the TDC calculation only if the stock price appreciates after the grant date.

The following chart illustrates for each named executive officer the allocation of fiscal 2022 target TDC between short-term components — base salary and AIC — and long-term incentives — LTI, stock options, and restricted stock, including the related tax payment:



Fiscal 2022 Target Long-Term vs Target Short-Term Compensation

Align Management and Stockholder Interests

We award stock options and restricted stock to create and maintain a long-term economic stake in the company for our officers, thereby aligning their interests with the interests of our stockholders.

In addition, for LTI plans approved prior to fiscal 2021 (including the FY20–FY22 LTI plan), the payout under our LTI program was dependent solely upon achievement of a pre-established aggregate EPS goal for a three-fiscal-year period. EPS was selected as the financial measure for the LTI plan because growth in our EPS strongly correlates to long-term stock price appreciation.

FedEx

The following graph illustrates the relationship between FedEx's EPS growth and stock price appreciation (based on the fiscal year-end stock price and adjusted for stock splits) from 1978 to 2022:



* Fiscal 2019, 2020, 2021, and 2022 EPS of $2.03, $4.90, $19.45, and $14.33, respectively, are included in the EPS GAAP line. Fiscal 2019, 2020, 2021, and 2022 adjusted EPS of $15.14, $7.92, $16.12, and $18.67, respectively, are included in the adjusted EPS line. As discussed in detail below, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved certain adjustments to fiscal 2019, 2020, 2021, and 2022 EPS for LTI plan purposes in order to ensure that payouts, if any, under the applicable LTI plans more accurately reflect core financial performance. See *Appendix C* for a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures.

Stock Ownership Goal for Senior Officers

In order to encourage significant stock ownership by FedEx's senior management, including the named executive officers, and to further align their interests with the interests of our stockholders, the Board of Directors has adopted a stock ownership goal for senior officers, which is included in FedEx's Corporate Governance Guidelines. With respect to our executive officers, the goal is that within five years after being appointed to his or her position, each officer own FedEx shares valued at the following multiple of his or her annual base salary:

› 6x for the Executive Chairman;

› 6x for the President and Chief Executive Officer; and

› 3x for the other executive officers.

For purposes of meeting this goal, unvested restricted stock is counted, but unexercised stock options are not. Until the ownership goal is met, the officer is encouraged to retain "net profit shares" resulting from the exercise of stock options. Net profit shares are the shares remaining after payment of the option exercise price and taxes owed upon the exercise of options. As of July 25, 2022, each named executive officer exceeded the stock ownership goal.

Policy Against Hedging and Pledging Transactions

In addition, we have adopted comprehensive and detailed policies (set forth in the FedEx Securities Manual) that regulate trading by our insiders, including the named executive officers and Board members. The Securities Manual includes information regarding quiet periods and explains when transactions in FedEx stock are permitted.

The Securities Manual and our Corporate Governance Guidelines also set forth certain types of transactions that are prohibited, even when permitted by law, in order to further align the interests of our executives and directors with stockholders' interests. Specifically, company officers, employees, and Board members are prohibited from, directly or indirectly, purchasing financial instruments or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity or other securities of the company or any of its subsidiaries that were granted as compensation to or that are held, directly or indirectly, by the officer, employee, or Board member, including the following financial instruments and transactions: (1) publicly traded (or exchange-traded) options, such as puts, calls, and other derivative securities; (2) short sales, including "sales against the box"; and (3) hedging or monetization transactions designed to limit the financial risk of ownership, including prepaid variable forward contracts, equity swaps, collars, exchange funds, and other similar transactions. The Securities Manual and our Corporate Governance Guidelines also prohibit margin accounts and pledges; however, our (i) Lead Independent

Director (if serving) and General Counsel, acting together, with respect to the Executive Chairman (if serving), any non-independent member of the Board, or Chief Executive Officer, (ii) the independent Chairman of the Board and General Counsel, with respect to the Chief Executive Officer or any member of the Board other than the Chairman, or (iii) the other independent members of the Board and General Counsel, with respect to the Chairman of the Board, may, as applicable, grant an exception to the prohibition against holding FedEx securities in a margin account or pledging FedEx securities on a case-by-case basis if he or she clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities.

Based upon this criterion, such an exception has been granted with respect to the shares that are disclosed in this proxy statement as having been pledged as security by Frederick W. Smith, FedEx's Executive Chairman, and Frederick Smith Enterprise Company, Inc. ("Enterprise"). See "Stock Ownership — Directors, Director Nominees, and Executive Officers." With respect to the shares pledged by Mr. Smith and Enterprise as of July 25, 2022:

› None of the shares pledged were acquired through a FedEx equity compensation plan.

› The pledged shares are not used to shift or hedge any economic risk in owning FedEx shares. These shares collateralize loans used to fund outside personal business ventures and prior purchases of FedEx shares. If Mr. Smith had been unable to pledge these shares, he may have been forced to sell the shares in order to obtain the necessary funds.

› The pledged shares represent less than 1% of FedEx's outstanding shares as of July 25, 2022, and therefore, do not present any appreciable risk for investors or the company.

› Mr. Smith is FedEx's founder and one of the company's largest stockholders, and a substantial portion of his personal net worth is in the form of company stock. Mr. Smith has pledged only 10.6% of his total share ownership. The number of shares pledged by Mr. Smith is unchanged since last year. Based on the fiscal year-end stock price ($224.58), the value of his pledged shares was approximately $462 million. Additionally, excluding the pledged shares, as of July 25, 2022, Mr. Smith's stock ownership is 517 times what he is required to hold under the company's stock ownership goal.

› In accordance with our policy, Mr. Smith has established his financial capacity to repay the loan without resorting to the pledged shares. In the unlikely event such a sale was necessary, based on the 30-day average trading volume for FedEx shares as of July 25, 2022, it would take two days for the pledged shares to be sold in the open market. Furthermore, Mr. Smith's unpledged share ownership is very substantial and would likely be able to prevent any margin call.

As discussed, we have an active stockholder engagement program in which we meet regularly with our largest stockholders. During these discussions, none of our largest stockholders have raised any concerns regarding Mr. Smith's pledged shares.

No other FedEx executive officer or Board member currently holds FedEx securities that are pledged pursuant to a margin account, loan, or otherwise.

Clawback Policy

The Board of Directors, upon the recommendation of the Compensation & HR Committee, has adopted the FedEx Corporation Policy on Recoupment of Incentive Compensation, or clawback policy, which is available under the ESG heading below "Governance" on the Investor Relations page of our website at **investors.fedex.com**. Under the policy, the company's current or former Section 16 officers may have their cash or equity-based incentive compensation awards that are based on a company financial reporting measure recouped if a triggering event occurs. A triggering event arises under the policy when: (i) there is a restatement of the company's financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws, (ii) the officer engaged in fraud or intentional misconduct that resulted in the need for the restatement, and (iii) a lower payment or award would have been made or granted based upon the restated financial results. The Board of Directors, taking into account the Compensation & HR Committee's recommendation, has enforcement discretion under the policy. The policy is applicable to incentive compensation awards granted on or after March 11, 2019, the date of the policy's adoption.

Role of the Compensation & HR Committee, its Compensation Consultant, the Executive Chairman, and the Chief Executive Officer

Our Board of Directors is responsible for the compensation of our executive management. The purpose of the Board's Compensation & HR Committee, which is composed solely of independent directors, is to help discharge this responsibility by, among other things:

› Reviewing and discussing with management the factors underlying our compensation policies and decisions, including overall compensation objectives;

› Reviewing and discussing with management the relationship between the company's compensation policies and practices and the company's risk management, including the extent to which those policies and practices create risks for the company;

› Reviewing and approving all company goals and objectives (both financial and non-financial) relevant to the compensation of the Chief Executive Officer;

› Reviewing and approving all company goals and objectives relevant to the compensation of the Executive Chairman;

› Evaluating, together with the other independent directors, the performance of the Executive Chairman and the Chief Executive Officer in light of these goals and objectives and the quality and effectiveness of his leadership;

› Recommending to the Board for approval by the independent directors each element of the compensation of the Executive Chairman and the Chief Executive Officer;

› Reviewing the performance evaluations of all other members of executive management (the Chief Executive Officer is responsible for the performance evaluations of the non-CEO executive officers who report to him);

› Reviewing and approving (and, if applicable, recommending to the Board for approval) each element of compensation, as well as the terms and conditions of employment, of these other members of executive management;

› Granting awards under our equity compensation plans and overseeing the administration of all such plans; and

› Reviewing the strategies relating to, and costs and structure of, our key employee benefit and fringe-benefit plans and programs.

The Compensation & HR Committee may form and delegate authority to any subcommittee as it deems appropriate or advisable in accordance with the terms of its written charter. To date, however, the Committee has not formed or delegated authority to any subcommittee.

In furtherance of the Compensation & HR Committee's responsibility, the Committee has engaged Steven Hall & Partners (the "consultant") to assist the Committee in evaluating FedEx's executive compensation, including during fiscal 2022. In connection with this engagement, the consultant reports directly and exclusively to the Committee. The consultant participates in Committee meetings, reviews Committee materials, and provides advice to the Committee upon its request. For example, the consultant: updates the Committee on trends and issues in executive compensation and comments on the competitiveness and reasonableness of FedEx's executive compensation program; assists the Committee in the development and review of FedEx's AIC and LTI programs, including commenting on performance measures and the goal-setting process; and reviews and provides advice to the Committee for its consideration in reviewing compensation-related proxy statement disclosure, including this Compensation Discussion and Analysis, and on any new equity compensation plans or plan amendments proposed for adoption.

Other than services provided to the Compensation & HR Committee, the consultant does not perform any services for FedEx. Additionally, the consultant has robust policies and procedures in place to prevent conflicts of interest; the fees received by the consultant from FedEx in the consultant's most recently completed fiscal year represented less than 5% of the consultant's revenues; neither the consultant nor any adviser of the consultant had a business or personal relationship with any member of the Compensation & HR Committee or any executive officer of FedEx during fiscal 2022; and no adviser of the consultant directly owns, or directly owned during fiscal 2022, any FedEx stock. Accordingly, the Compensation & HR Committee has determined the consultant to be independent from the company and that no conflicts of interest exist related to the consultant's services provided to the Committee. Compensation & HR Committee preapproval is required for any services to be provided to the company by the Committee's independent compensation consultant. This ensures that the consultant maintains the highest level of independence from the company, in both appearance and fact.

The Chief Executive Officer, who attends most meetings of the Compensation & HR Committee by invitation of the Committee's chairman, assists the Committee in determining the compensation of all other executive officers by, among other things:

› Approving any annual merit increases to the base salaries of the executive officers who report to him within limits established by the Committee;

› Approving, as needed, any special base salary adjustments designed to maintain market competitiveness, within limits established by the Committee;

› Establishing annual individual performance objectives for the executive officers who report to him and evaluating their performance against such objectives (the Committee reviews these performance evaluations); and

› Making recommendations, from time to time, for special stock option and restricted stock grants (e.g., for motivational or retention purposes) to other executive officers.

During fiscal 2022, the other executive officers did not have a role in determining their own compensation, other than discussing their annual individual performance objectives and results achieved with the Chief Executive Officer and President and Chief Operating Officer, as applicable.

Compensation Elements and Fiscal 2022 Amounts

Base Salary

Our primary objective with respect to the base salary levels of our executive officers is to provide sufficient fixed cash income to retain and attract these highly marketable executives in a competitive market for executive talent. The base salaries of our executive officers are reviewed and adjusted (if appropriate) at least annually to reflect, among other things, economic conditions, base salaries of the officers relative to one another, and the internal salary ranges for the officer's level.

Effective October 1, 2021, the annual base salary for each named executive officer was increased by 3%. As a result, the base salaries of FedEx's named executive officers effective as of October 1, 2021, were as follows:

NAME	ANNUAL BASE SALARY ($)
F.W. Smith	1,426,365
M.C. Lenz	755,119
R. Subramaniam	1,126,389
D.F. Colleran	922,748
R.B. Carter	920,215

Effective June 1, 2022, (1) the base salary for Mr. Subramaniam increased to $1,300,000 to reflect his new position as President and Chief Executive Officer and (2) the base salary for Mr. Smith decreased to $910,000 to reflect his new position as Executive Chairman. Additionally, the base salary for Mr. Lenz increased to $850,000 in connection with our annual compensation review.

Cash Payments Under AIC Program

The primary objective of our AIC program is to motivate our people to achieve our annual financial goals and other business objectives and reward them accordingly. The program generally provides an annual cash bonus opportunity to many of our salaried employees on an enterprise-wide basis, including the named executive officers, at the conclusion of each fiscal year. The payout opportunity is based upon the achievement of financial-performance objectives that apply equally to all plan participants, as well as individual performance objectives as described below.

Target AIC payouts are established as a percentage of the executive officer's base salary actually paid during the fiscal year. Payouts above target levels are based exclusively upon the company's financial performance (except with respect to the Chief Executive Officer as discussed below). Accordingly, the executive officer receives above-target payouts only if the company exceeds the AIC target objective for annual financial performance.

AIC objectives for company annual financial performance have historically been based upon our business plan for the fiscal year, which is reviewed and approved by the Board of Directors and which reflects, among other things, the risks and opportunities identified in connection with our ERM process. Consistent with our long-term focus and in order to discourage unnecessary and excessive risk-taking, the AIC program has historically measured performance against our business plan, rather than a fixed growth rate or an average of growth rates from prior years, to account for short-term economic and competitive conditions and anticipated strategic investments that may have adverse short-term profit implications. We have historically addressed year-over-year improvement targets through our LTI plans, as discussed below.

Fiscal 2022 AIC Plan Design

In order to continue motivating management to achieve strong financial performance, the performance measure for all participants in the fiscal 2022 AIC plan was adjusted consolidated operating income. In order to ensure that payouts under the fiscal 2022 AIC plan accurately reflected the company's core financial performance, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved excluding fiscal 2022 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe that was announced in January 2021 from fiscal 2022 consolidated operating income for purposes of the plan. The Board of Directors determined it was appropriate to minimize the impact of business realignment activities for all plan participants. However, fiscal 2022 TNT Express integration expenses were not excluded for purposes of the fiscal 2022 AIC plan. In June 2022, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved excluding charges incurred in the fourth quarter of fiscal 2022 for accrued pre- and post-judgment interest from fiscal 2022 consolidated operating income in connection with an adverse decision in a 2012 lawsuit relating to a vehicle accident involving a driver employed by a service provider engaged by FedEx Ground.

The adjusted consolidated operating income target objective under the fiscal 2022 AIC plan was equal to the fiscal 2022 business plan objective for adjusted consolidated operating income due to the inherent risk and uncertainty in the business plan given the economic environment. The target objective under the fiscal 2022 AIC plan required significant year-over-year growth in adjusted consolidated operating income to achieve a target or above-target payout. Actual adjusted consolidated operating income performance that exceeded the fiscal 2022 target objective for adjusted consolidated operating income under the AIC plan would result in an above-target payout opportunity, up to the maximum payout amount. The maximum payout opportunity under the plan was 200% of the target amount.

The actual payout for plan participants, including the non-CEO named executive officers, depended on the achievement level of their respective individual performance objectives. The fiscal 2022 AIC payout amount for the Chief Executive Officer was not based on individual performance objectives, but could be adjusted by the independent Board members based on their annual evaluation of his performance, as described below.

The fiscal 2022 AIC payout opportunity for each of the named executive officers was based on the achievement of corporate objectives for adjusted consolidated operating income, as described above, and the fiscal 2022 AIC plan did not have a funding floor for the named executive officers. The minimum payout opportunity under the plan for Messrs. Smith and Subramaniam was zero, as a result of the threshold financial-performance objective and the independent directors' ability to adjust Mr. Smith's and Mr. Subramaniam's (based on Mr. Smith's recommendation) bonus amount downward based on their respective annual performance evaluation. The minimum payout opportunity for each other named executive officer was also zero, as a result of the threshold financial-performance objective and Mr. Smith's ability (with respect to Messrs. Lenz, Subramaniam, and Carter) and Mr. Subramaniam's ability (with respect to Mr. Colleran) to adjust each applicable officer's payout amount downward based on his achievement of individual performance objectives established at the beginning of the fiscal year.

The fiscal 2022 AIC target payouts for the named executive officers, as a percentage of their respective base salary paid during fiscal 2022, were as follows:

NAME	TARGET PAYOUT (AS A PERCENTAGE OF BASE SALARY)[1]
F.W. Smith	165%
M.C. Lenz	120%
R. Subramaniam	140%
D.F. Colleran	120%
R.B. Carter	120%

[1] The maximum fiscal 2022 AIC payout opportunity for each named executive officer was 200% of his target bonus.

Chief Executive Officer

The Chief Executive Officer's fiscal 2022 AIC payout opportunity was based on the achievement of specified levels of adjusted consolidated operating income, as described above. The Chief Executive Officer's minimum AIC payout opportunity was zero, as a result of the threshold financial-performance objective and the independent directors' ability to adjust his bonus amount downward based on his annual performance evaluation, as described above.

The Chief Executive Officer's target AIC payout is set as a percentage of his base salary, and his maximum AIC payout is set as a multiple of the target payout. The independent members of the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved these percentages. The actual AIC payout ranges on a sliding scale based upon the performance of the company against our financial performance goal.

In addition, the independent members of the Board of Directors, upon the recommendation of the Compensation & HR Committee, may adjust this amount upward or downward, or may determine that no AIC payout is justified, based on their annual evaluation of the Chief Executive Officer's performance. When performing this evaluation, the Compensation & HR Committee and the independent Board members consider many factors, including the quality and effectiveness of the Chief Executive Officer's leadership, the execution of key strategic initiatives, and the following corporate performance measures:

› FedEx's stock price performance relative to the Standard & Poor's 500 Composite Index, the Dow Jones Transportation Average, the Dow Jones Industrial Average, and competitors;

› FedEx's stock price to earnings (P/E) ratio relative to the Standard & Poor's 500 Composite Index, the Dow Jones Industrial Average, and competitors;

› FedEx's market capitalization;

› FedEx's revenue growth and operating income growth (excluding certain items) relative to competitors;

› FedEx's free cash flow (excluding business acquisitions), return on invested capital (excluding certain items), and weighted average cost of capital;

› Analyst coverage and ratings for FedEx's stock;

› FedEx's U.S. and international revenue market share;

› FedEx's reputation rankings by various publications and surveys; and

› FedEx's achievement of corporate objectives for financial performance under the AIC program.

None of these factors is given any particular weight in determining whether to adjust the Chief Executive Officer's bonus amount.

Non-CEO Named Executive Officers

The fiscal 2022 AIC payout opportunity for each of the non-CEO named executive officers was based on the achievement of specified levels of adjusted consolidated operating income, as described above. The minimum AIC payout opportunity for each of the non-CEO named executive officers was zero, as a result of the threshold financial-performance objective and the ability of Mr. Smith (or the independent directors based on Mr. Smith's recommendation with respect to Mr. Subramaniam) or Mr. Subramaniam, as applicable, to adjust the officer's bonus amount downward based on his achievement of individual performance objectives, as described below.

The target AIC payout for each non-CEO named executive officer is set as a percentage of the executive's base salary, and the maximum AIC payout is set as a multiple of the target payout. The actual AIC payout ranges on a sliding scale based upon the performance of the individual and the company against the objectives.

For fiscal 2022, Mr. Smith, the independent directors, or Mr. Subramaniam (as applicable) were able to adjust the applicable officer's bonus amount based on the achievement of individual performance objectives established at the beginning of the fiscal year. Individual performance objectives for the non-CEO named executive officers vary by management level and by operating segment and include (but are not limited to):

› Provide leadership to support the achievement of financial goals;

› Guide and support key strategic initiatives;

› Enhance the FedEx customer experience and meet goals related to internal metrics that measure customer satisfaction and service quality;

› Recruit and develop executive talent and ensure successors exist for all management positions;

› Guide continued improvement in safety and security across all FedEx operations;

› Promote the People-Service-Profit culture and Purple Promise commitment throughout the company;

› Implement and document good faith efforts designed to ensure inclusion of females and minorities in the pool of qualified applicants for open positions and promotional opportunities, and otherwise promote FedEx's commitment to diversity, equity, tolerance, and inclusion in the workplace; and

› Maintain the highest standards of corporate governance including continued focus on compliance activities, appropriate CSR activities, and enhancement of the FedEx worldwide brand and reputation.

Individual performance objectives are designed to further the company's business objectives. Achievement of individual performance objectives is generally within each officer's control or scope of responsibility, and the objectives are intended to be achieved with an appropriate level of effort and effective leadership by the officer. The achievement level of each non-CEO named executive officer's individual performance objectives is based on Mr. Smith's, the independent directors', or Mr. Subramaniam's evaluation (as applicable, for fiscal 2022) at the conclusion of the fiscal year, which is also reviewed by the Compensation & HR Committee.

Fiscal 2022 AIC Performance and Payouts

Fiscal 2022 adjusted consolidated operating income was below the target objective under the company's fiscal 2022 AIC plan. The following table presents the threshold, target, and maximum objectives for adjusted consolidated operating income under our fiscal 2022 AIC plan and our actual adjusted consolidated operating income under the plan for fiscal 2022 (in millions):

COMPANY PERFORMANCE MEASURE	THRESHOLD	TARGET	MAXIMUM	ACTUAL
Adjusted Consolidated Operating Income[1]	$6,273	$7,323	$7,989	$6,733

[1] As discussed above, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from actual adjusted consolidated operating income for purposes of the fiscal 2022 AIC plan. See *Appendix C* for a reconciliation of fiscal 2022 adjusted consolidated operating income to the most directly comparable GAAP measure.

The following table sets forth the actual AIC payout for each named executive officer as compared to his target AIC payout:

NAME	TARGET AIC PAYOUT ($)	ACTUAL AIC PAYOUT ($)
F.W. Smith	2,330,652	819,224
M.C. Lenz	897,345	322,057
R. Subramaniam	1,561,634	548,915
D.F. Colleran	1,096,547	369,207
R.B. Carter	1,093,537	364,148

Fiscal 2023 AIC Plan Design

In order to continue motivating management to achieve strong financial performance, the performance measure for all participants in the fiscal 2023 AIC program is adjusted consolidated operating income. In order to ensure that payouts under the fiscal 2023 AIC plan accurately reflect the company's core financial performance, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved excluding the impact of fiscal 2023 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe that was announced in January 2021 from fiscal 2023 consolidated operating income for purposes of the plan. The Board of Directors determined it was appropriate to minimize the impact of business realignment activities for all plan participants.

The adjusted consolidated operating income target objective under the fiscal 2023 AIC plan is equal to the fiscal 2023 business plan objective for adjusted consolidated operating income due to the inherent risk and uncertainty in the business plan in the current economic environment. The target objective under the fiscal 2023 AIC plan requires significant year-over-year growth in adjusted consolidated operating income to achieve a target or above-target payout. The maximum payout opportunity under the plan is 200% of the target amount. However, the actual payout for plan participants, including the non-CEO named executive officers, depends on the achievement level of their respective individual performance objectives. The AIC payout amount for the President and Chief Executive Officer, Mr. Subramaniam, is not based on individual performance objectives, but may be adjusted by the independent Board members based on their annual evaluation of his performance, as described above.

The fiscal 2023 AIC payout opportunity for each of the named executive officers will be based on the achievement of corporate objectives for adjusted consolidated operating income, as described above, and the fiscal 2023 AIC plan does not have a funding floor for the named executive officers. The minimum payout opportunity under the plan for Mr. Subramaniam will be zero, as a result of the threshold financial-performance objective and the independent directors' ability to adjust Mr. Subramaniam's bonus amount downward based on his annual performance evaluation, as described above. The minimum payout opportunity for each non-CEO named executive officer also will be zero, as a result of the threshold financial-performance objective and Mr. Subramaniam's ability to adjust each applicable officer's payout amount downward based on his achievement of individual performance objectives established at the beginning of the fiscal year. Mr. Subramaniam will determine the achievement level of the officer's individual objectives at the conclusion of fiscal 2023.

The fiscal 2023 AIC target payouts for the named executive officers, as a percentage of their respective base salary actually paid during fiscal 2023, are as follows:

NAME	TARGET PAYOUT (AS A PERCENTAGE OF BASE SALARY)
F.W. Smith[1]	—%
M.C. Lenz	120%
R. Subramaniam	165%
D.F. Colleran	120%
R.B. Carter	120%

[1] In his new role as Executive Chairman, Mr. Smith will not participate in the fiscal 2023 AIC plan.

The maximum fiscal 2023 AIC payout opportunity for each named executive officer will be 200% of his target bonus.

Cash Payments Under LTI Program

The primary objective of our LTI program is to motivate management to contribute to our future success and to build long-term stockholder value and reward them accordingly. The program provides a long-term cash payment opportunity to members of management, including the named executive officers, based upon achievement of long-term objectives for financial performance. For the FY20–FY22 LTI plan, the sole metric was achievement of EPS goals for the three-fiscal-year period. The LTI plan design provides for payouts that correspond to specific EPS goals established by the Board of Directors. The EPS goals represent total growth in EPS (over a base year) for the three-year term of the LTI plan. The following chart illustrates the relationship between EPS growth and payout for the FY20–FY22 LTI plan.



FY20–FY22 LTI PLAN PAYOUT OPPORTUNITY
(as a percentage of target)

Three-Year Average Annual EPS Growth

As illustrated by the above chart, the FY20–FY22 LTI plan provides for:

› No LTI payment unless the three-year average annual EPS growth rate ("EPS growth rate") is at least 5%;

› Target payout if the EPS growth rate is 12.5%;

› Above-target payout if the EPS growth rate is above 12.5%, up to a maximum amount (equal to 150% of the target payout) if the EPS growth rate is 15% or higher; and

› Below-target payout if the EPS growth rate is below 12.5%, down to a threshold amount (equal to 25% of the target payout) if the EPS growth rate is 5%.

Mark-to-Market Retirement Plans Accounting and Other Adjustments to EPS for LTI Plan Purposes

The Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of certain items from fiscal 2020, 2021, and 2022 EPS for purposes of FedEx's FY20–FY22, FY21–FY23, and FY22–FY24 LTI plans, and for establishing the baseline EPS for the FY21–FY23, FY22–FY24, and FY23–FY25 LTI plans, as applicable. The Board determined that, by excluding each of these items, payouts, if any, under the LTI plans will more accurately reflect FedEx's core financial performance in fiscal 2020, 2021, and 2022, as applicable.

Mark-to-Market Retirement Plans Accounting Adjustments

The mark-to-market retirement plans accounting adjustments ("MTM Adjustments"), which reflect year-end and other adjustments to the valuation of the company's defined benefit pension and other postretirement plans, can vary dramatically from year-to-year, as they are significantly impacted by changes in interest rates and the financial markets. As a result, the Board previously determined that MTM Adjustments will be excluded from EPS calculations under all LTI plans.

Other Adjustments

Additionally, the company incurred significant expenses through fiscal 2022 in connection with the integration of TNT Express. The Board approved the exclusion of TNT Express integration expenses from fiscal 2020 EPS for purposes of determining payouts under the FY20–FY22 LTI plan and for establishing the baseline EPS for the FY21–FY23 LTI plan because the company generally would not incur such expenses as part of its continuing operations. The Board approved the exclusion of each of the other adjustments described below from fiscal EPS for the applicable LTI plans because they are unrelated to the company's core financial performance.

The EPS impact of each adjustment for the applicable fiscal year is set forth in the narrative below. The table following the narrative sets forth the adjusted EPS measures for the 2020, 2021, and 2022 fiscal years that are used for each applicable LTI plan, as compared against the corresponding GAAP EPS measures. A full reconciliation showing the individual adjustments to the GAAP EPS measure for the applicable fiscal year, as compared against the non-GAAP EPS measure used for each applicable LTI plan, is set forth in *Appendix C*.

Fiscal 2020 GAAP EPS was adjusted for purposes of the applicable plans to exclude: (i) MTM Adjustments ($2.22 per diluted share); and (ii) fiscal 2020 TNT Express integration expenses ($0.80 per diluted share).

Fiscal 2021 GAAP EPS was adjusted for purposes of the applicable plans to exclude MTM Adjustments ($(3.33) per diluted share).

Fiscal 2022 GAAP EPS was adjusted for purposes of the FY20–FY22, FY21–FY23, and FY22–FY24 LTI plans to exclude MTM Adjustments ($4.49 per diluted share). Fiscal 2022 GAAP EPS was further adjusted for purposes of the FY22–FY24 LTI plan to exclude fiscal 2022 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe that was announced in January 2021 ($0.80 per diluted share).

For purposes of the FY23–FY25 LTI plan, the Board of Directors, upon the recommendation of the Compensation & HR Committee, determined that fiscal 2022 GAAP EPS (the baseline EPS for the FY23–FY25 LTI plan) would be further adjusted to exclude: (i) fiscal 2022 TNT Express integration expenses ($0.39 per diluted share) and (ii) the accrued pre- and post-judgment interest incurred in connection with the FedEx Ground legal matter discussed above ($0.60 per diluted share). As a result, adjusted fiscal 2022 EPS of $20.61 is the baseline EPS for purposes of the FY23–FY25 LTI plan.

For purposes of the FY22–FY24 and FY23–FY25 LTI plans, the Board of Directors, upon the recommendation of the Compensation & HR Committee, determined to exclude fiscal 2023 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe from the EPS calculations under both plans.

Stock Repurchase Program-Related Adjustments to EPS for LTI Plan Purposes

The company repurchased 20,000 shares as part of our stock repurchase program in fiscal 2020, which had no impact on adjusted fiscal 2020 EPS. No shares were repurchased in fiscal 2021. During fiscal 2022, the Company repurchased 8,857,202 shares under stock repurchase programs. Because the positive impact on EPS resulting from the fiscal 2022 stock repurchases did not reflect core business performance, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved the exclusion of the impact of the fiscal 2022 stock repurchases in excess of that which offset dilution from equity awards ($(0.15) per diluted share) from fiscal 2022 EPS for purposes of calculating attainment under the FY20–FY22, FY21–FY23, and FY22–FY24 LTI plans. As a result, adjusted fiscal 2022 EPS of $18.67, rather than adjusted fiscal 2022 EPS of $18.82, is being used for purposes of calculating attainment under the FY20–FY22 and FY21–FY23 LTI plans, and adjusted fiscal 2022 EPS of $19.47, rather than adjusted fiscal 2022 EPS of $19.62, is being used for purposes of calculating attainment under the FY22–FY24 LTI plan. See *Appendix C* for a full reconciliation of the non-GAAP financial measures used for each LTI plan.

EPS for LTI Plans

The table below sets forth the adjusted EPS for fiscal years 2020, 2021, and 2022 that are used for each applicable LTI plan, as compared against the reported GAAP EPS. See *Appendix C* for a reconciliation of the applicable non-GAAP EPS measure to the corresponding GAAP EPS measure.

	2020 EPS		2021 EPS		2022 EPS	
LTI PLAN	**GAAP EPS**	**ADJUSTED EPS**	**GAAP EPS**	**ADJUSTED EPS**	**GAAP EPS**	**ADJUSTED EPS**
FY20–FY22	$4.90	$ 7.92	$19.45	$16.12	$14.33	$18.67[2]
FY21–FY23	$4.90	$7.92[1]	$19.45	$16.12	$14.33	$18.67[2]
FY22–FY24	n/a	n/a	$19.45	$16.12[1]	$14.33	$19.47[2]
FY23–FY25	n/a	n/a	n/a	n/a	$14.33	$20.61[1]

[1] This is the baseline EPS for the applicable LTI plan.

[2] As described in more detail above, adjusted fiscal 2022 EPS of $18.67 is being used for purposes of calculating attainment under the FY20–FY22 and FY21–FY23 LTI plans and adjusted fiscal 2022 EPS of $19.47 is being used for purposes of calculating attainment under the FY22–FY24 LTI plan to account for the effect of stock repurchases in excess of that which offset dilution from equity awards.

Fiscal 2022 LTI Performance and Payouts

For the FY20–FY22 LTI plan, the baseline EPS over which the three-fiscal-year average annual EPS growth rate goals are measured is $15.52.

For purposes of establishing the baseline EPS for the FY20–FY22 LTI plan, fiscal 2019 GAAP EPS of $2.03 was adjusted to exclude: (i) MTM Adjustments ($11.22 per diluted share); (ii) fiscal 2019 TNT Express integration expenses ($1.18 per diluted share); (iii) costs related to business realignment activities, including the company's U.S.-based voluntary employee buyout program ($0.91 per diluted share); (iv) costs related to FedEx Ground's settlement of pending lawsuits with the City and State of New York arising from FedEx Ground's alleged shipments of cigarettes to New York residents ($0.16 per diluted share); and (v) the revision of the provisional benefit associated with the remeasurement of the company's net U.S. deferred tax liability following the passage of the TCJA ($0.02 per diluted share).

The following table presents the aggregate EPS threshold (minimum), target, and maximum under our FY20–FY22 LTI plan, which was established by the Board of Directors in June 2019, and our actual adjusted aggregate EPS under the plan for the three-fiscal-year period ended May 31, 2022:

PERFORMANCE MEASURE	THRESHOLD	TARGET	MAXIMUM	ACTUAL
FY20–FY22 Aggregate Adjusted EPS	$51.40	$59.20	$61.99	$42.71*

*   The actual aggregate adjusted EPS consists of $7.92 for fiscal 2020, $16.12 for fiscal 2021, and $18.67 for fiscal 2022. See *Appendix C* for a reconciliation of the applicable non-GAAP EPS measure to the corresponding GAAP EPS measure.

The following table shows the threshold, target, and maximum payout opportunities under the FY20–FY22 LTI plan and the actual payout:

NAME	THRESHOLD LTI PAYOUT ($)	TARGET LTI PAYOUT ($)	MAXIMUM LTI PAYOUT ($)	ACTUAL LTI PAYOUT ($)
F.W. Smith	1,150,000	4,600,000	6,900,000	0
M.C. Lenz	256,667	1,026,667	1,540,001	0
R. Subramaniam	518,750	2,075,000	3,112,500	0
D.F. Colleran	437,500	1,750,000	2,625,000	0
R.B. Carter	343,750	1,375,000	2,062,500	0

Future LTI Payout Opportunities

FY21–FY23, FY22–FY24, and FY23–FY25 LTI Plans

In June 2020, based on feedback obtained through the stockholder engagement process, the Board of Directors, upon the recommendation of the Compensation & HR Committee, adopted a new LTI plan design beginning with the three-fiscal-year period 2021 through 2023. The FY21–FY23 and FY22–FY24 LTI plans include two financial performance metrics: (1) an aggregate EPS goal for the three-fiscal-year period, weighted at 75% of the total payout opportunity; and (2) a component based on total capital expenditures as a percentage of total revenue over the three-fiscal-year period ("CapEx/Revenue"), weighted at 25% of the total payout opportunity.

In June 2022, based upon further feedback obtained through the stockholder engagement process, the Board of Directors, upon the recommendation of the Compensation & HR Committee, further revised the LTI plan design, beginning with the FY23–FY25 LTI plan, to include three financial performance metrics: (1) an aggregate EPS goal for the three-fiscal-year period, weighted at 50% of the total payout opportunity; (2) a component based on CapEx/Revenue over the three-fiscal-year period, weighted at 25% of the total payout opportunity; and (3) a relative TSR goal for the three-fiscal-year period, weighted at 25% of the total payout opportunity.

EPS

As discussed above, prior to the FY21–FY23 LTI plan, EPS was the sole metric for our LTI plans. The Compensation & HR Committee and Board of Directors determined that EPS was still an appropriate financial metric for the FY21–FY23, FY22–FY24, and FY23–FY25 LTI plans given that growth in EPS strongly correlates to long-term stock price appreciation. The EPS performance goals under the FY21–FY23 and FY22–FY24 LTI plans are consistent with the EPS goals in the FY20-FY22 LTI plan:

> No payment under the EPS component unless the EPS growth rate is at least 5%;

> Target payout under the EPS component if the EPS growth rate is 12.5%;

> Above-target payout if the EPS growth rate is above 12.5%, up to a maximum amount (equal to 150% of the target payout) if the EPS growth rate is 15% or higher; and

> Below-target payout if the growth rate is below 12.5%, down to a threshold amount (equal to 25% of the target payout) if the growth rate is 5%.

For the FY23–FY25 LTI plan, the EPS performance goals are as follows:

> No payment under the EPS component unless the EPS growth rate is at least 5%;

> Target payout under the EPS component if the EPS growth rate is 15.0%;

> Above-target payout if the EPS growth rate is above 15.0%, up to an amount equal to 150% of the target payout if the EPS growth rate is 17.5%;

> Above-target payout if the EPS growth rate is above 17.5%, up to a maximum amount (equal to 200% of the target payout) if the EPS growth rate is 20.0% or higher; and

> Below-target payout if the EPS growth rate is below 15.0%, down to a threshold amount (equal to 25% of the target payout) if the EPS growth rate is 5%.

As described above under "Mark-to-Market Retirement Plans Accounting and Other Adjustments to EPS for LTI Plan Purposes," adjusted fiscal 2021 EPS of $16.12 is being used for purposes of calculating attainment under the FY21–FY23 LTI plan, adjusted fiscal 2022 EPS of $18.67 is being used for purposes of calculating attainment under the FY21–FY23 LTI plan, adjusted fiscal 2022 EPS of $19.47 is being used for purposes of calculating attainment under the FY22–FY24 LTI plan, and adjusted fiscal 2022 EPS of $20.61 is the baseline EPS for the FY23–FY25 LTI plan.

The following table presents the aggregate EPS thresholds, targets, and maximums under the EPS component of the FY21–FY23, FY22–FY24, and FY23–FY25 LTI plans and our progress toward the FY21–FY23, FY22–FY24, and FY23–FY25 LTI plan goals:

PERFORMANCE MEASURE	THRESHOLD	TARGET	MAXIMUM	ACTUAL AGGREGATE ADJUSTED EPS AS OF MAY 31, 2022*
FY21–FY23 Aggregate Adjusted EPS	$26.24	$30.20	$31.64	$34.79
FY22–FY24 Aggregate Adjusted EPS	$53.38	$61.51	$64.38	$19.47
FY23–FY25 Aggregate Adjusted EPS	$68.22	$82.31	$90.03	N/A

* See *Appendix C* for a reconciliation of the applicable non-GAAP measure to the corresponding GAAP measure.

CapEx/Revenue

The second metric, CapEx/Revenue, was chosen to incent management to further optimize capital deployment and efficiency over each three-fiscal-year period. The Compensation & HR Committee and the Board of Directors chose to use CapEx/Revenue in combination with the historical EPS metric because it can easily be calculated from publicly available information, is easily understood by all plan participants, and works in conjunction with EPS to improve cash flow. The threshold, target, and maximum payout objectives are established each fiscal year based on the forecasted level of capital expenditures in the company's business plan for the applicable fiscal year.

Payouts under the CapEx/Revenue component are determined as follows:

> No payout unless CapEx/Revenue is at or below the threshold objective;

> Target payout if CapEx/Revenue is at the target objective;

> Above-target payout if CapEx/Revenue is below the target objective up to a maximum payout (equal to 150% of the target payout) if CapEx/Revenue is at or below the maximum objective; and

> Below-target payout if CapEx/Revenue is above the target objective, down to a threshold amount (equal to 25% of the target payout) if CapEx/Revenue is at the threshold objective.

The following table presents the CapEx/Revenue threshold, target, and maximum under the FY21–FY23, FY22–FY24, and FY23–FY25 LTI plans and our progress toward this goal as of May 31, 2022:

PERFORMANCE PERIOD	CAPEX/ REVENUE THRESHOLD	CAPEX/ REVENUE TARGET	CAPEX/ REVENUE MAXIMUM	ACTUAL CAPEX/ REVENUE YEAR AS OF MAY 31, 2022
FY21–FY23	8.5%	7.0%	6.0%	7.1%
FY22–FY24	9.5%	8.0%	7.0%	7.2%
FY23–FY25	7.2%	6.9%	6.6%	N/A

RELATIVE TSR

The third metric, relative TSR, was chosen to directly align executive compensation with stockholder returns and our three-fiscal-year financial targets announced in June 2022. The relative TSR metric measures the total return on an investment in FedEx stock to an investor (stock price appreciation plus dividends) compared to the total return of the stock of the companies in the S&P 500 Index over a three-fiscal-year period. If our TSR over the three-fiscal-year period is negative, there will be no payout, regardless of performance against the companies in the S&P 500 Index. The maximum payout for the relative TSR portion of the FY23–FY25 LTI plan is 200%.

Potential payouts under the relative TSR metric are shown in the table below:

THREE-FISCAL-YEAR TSR COMPARED TO S&P 500 INDEX	PERCENTAGE OF TARGET EARNED
Greater than 75th Percentile	200%
Greater than 50th Percentile	100%
Greater than 25th Percentile	50%
Less than 25th Percentile	0%

Potential Future Payouts

The following table sets forth the potential threshold, target, and maximum payouts for the named executive officers under the FY21–FY23, FY22–FY24, and FY23–FY25 LTI plans.

NAME	PERFORMANCE PERIOD	POTENTIAL FUTURE PAYOUTS		
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)
F.W. Smith	FY21–FY23[1]	271,875	4,350,000	6,525,000
	FY22–FY24[1]	264,583	4,233,333	6,350,000
	FY23–FY25	240,625	3,850,000	7,218,750
M.C. Lenz	FY21–FY23	85,937	1,375,000	2,062,500
	FY22–FY24	109,375	1,750,000	2,625,000
	FY23–FY25	125,000	2,000,000	3,750,000
R. Subramaniam	FY21–FY23[2]	182,292	2,916,667	4,375,000
	FY22–FY24[2]	265,625	4,250,000	6,375,000
	FY23–FY25	343,750	5,500,000	10,312,500
D.F. Colleran	FY21–FY23	109,375	1,750,000	2,625,000
	FY22–FY24	109,375	1,750,000	2,625,000
	FY23–FY25	125,000	2,000,000	3,750,000
R.B. Carter	FY21–FY23	85,937	1,375,000	2,062,500
	FY22–FY24	85,937	1,375,000	2,062,500
	FY23–FY25	109,375	1,750,000	3,281,250

[1] Amounts shown are prorated to reflect Mr. Smith's position as Chairman of the Board and Chief Executive Officer in fiscal 2021 and 2022 and his new position, effective June 1, 2022, as Executive Chairman and Chairman of the Board.

[2] Amounts shown are prorated to reflect Mr. Subramaniam's position as President and Chief Operating Officer in fiscal 2021 and 2022 and his new position, effective June 1, 2022, as President and Chief Executive Officer.

Long-Term Equity Incentives — Stock Options and Restricted Stock

Our primary objective in providing long-term equity incentives to executive officers is to further align their interests with those of our stockholders by facilitating significant ownership of FedEx stock by the officers. This creates a direct link between their compensation and long-term stockholder return. Equity awards also serve as an effective retention and motivational vehicle, focusing executive officers on the long-term success of FedEx and rewarding them when the stock price appreciates. During fiscal 2022 the Compensation & HR Committee again reviewed our long-term equity incentive programs and determined that they continue to be appropriate for FedEx.

Amount

Stock options and restricted stock are generally granted to executive officers on an annual basis. As discussed above, an officer's position and level of responsibility are the primary factors that determine the number of options and shares of restricted stock awarded to the officer in the annual grant. For instance, FedEx's General Counsel and Chief Information Officer receive the same number of options and restricted shares in the annual grant.

The number of stock options and restricted shares awarded at each management level can vary from year to year. In determining how many options and shares of restricted stock should be awarded at each level, the Compensation & HR Committee may consider:

› Target TDC levels and referenced survey data — as discussed above, we include the total target value of all equity-based awards (including tax payments for restricted stock awards) in our calculation of target TDC, and in evaluating the fiscal 2022 target TDC levels for our named executive officers, we referred to multiple market reference points for comparable positions in the referenced surveys;

› The total number of shares then available to be granted; and

› Potential stockholder dilution.

As of July 25, 2022, the total number of shares underlying options and shares of restricted stock outstanding or available for future grant under our equity compensation plans represented 9.0% of the sum of shares outstanding plus the shares underlying options outstanding or available for future grant plus shares of restricted stock available for future grant.

Other factors that the Compensation & HR Committee may consider, especially with respect to special grants outside of the annual-grant framework, include the promotion of an officer or the desire to retain a valued executive or recognize a particular officer's contributions. None of these factors is given any particular weight and the specific factors used may vary among individual executives.

Timing

Stock option and restricted stock awards are generally made to executive officers on an annual basis according to a pre-established schedule. Annual equity-based compensation awards to our executive officers are approved annually at the June meeting of the Compensation & HR Committee. The date of this meeting is generally scheduled at least one year in advance. If the meeting date is not on a business day, the grant date is the next business day. If the meeting date falls within a quiet period when trading in FedEx securities is prohibited under our Securities Manual, the Compensation & HR Committee may approve the awards but make them effective as of a future grant date that falls outside of such quiet period.

Throughout the year, equity awards are made to new hires, promoted employees, and, in rare circumstances, as a reward for exceptional performance. When the Compensation & HR Committee approves a special grant outside of the annual-grant framework, such grants are typically made at a regularly scheduled meeting and the grant date of the awards is the approval date or the next business day, if the meeting does not fall on a business day. If the grant is made in connection with the promotion of an individual or the election of an officer, the grant date may be the effective date of the individual's promotion or the officer's election, if such effective date is after the approval date. If the meeting date falls within a quiet period when trading in FedEx securities is prohibited under our Securities Manual, the Compensation & HR Committee may approve the awards but make them effective as of a future grant date that falls outside of such quiet period.

Pricing

The exercise price of stock options granted under our equity incentive plans is equal to the fair market value of FedEx's common stock on the date of grant. Under the terms of our equity incentive plans, the fair market value on the grant date is defined as the average of the high and low trading prices of FedEx's common stock on the NYSE on that day. We believe this is the most equitable method for determining the exercise price of our stock option awards given the intra-day price volatility often shown by our stock.

Vesting

Stock options and restricted stock granted to executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. This four-year vesting period is intended to further encourage the retention of our executive officers, since unvested stock options are forfeited upon termination of the officer's employment for any reason other than death or permanent disability and unvested restricted stock is forfeited upon termination of the officer's employment for any reason other than death, permanent disability, or retirement.

Tax Payments for Restricted Stock Awards

When granting restricted stock, FedEx first determines the total target value of the award and then approves the delivery of that value in two components: restricted shares and cash payment of taxes due. Therefore, the total target value of the award is the same as it would be if there were no tax payments. In particular, because the amount of the tax payment is included in the calculation of the target value of the restricted stock award, the officers receive fewer shares in each award than they would in the absence of the tax payment: fewer by an amount equal in value to the tax payment.

This methodology prevents the need for an officer to make a disposition of FedEx stock to cover the tax consequences of a restricted stock award and dilute his or her interest in FedEx. Conversely, absent the tax payment, the number of shares received in each award would be larger by an amount equal in value to the forgone tax payment, thereby having a dilutive effect on our stockholders' equity interest in FedEx. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the conventional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. The following chart illustrates this principle, using the target value for the fiscal year 2022 annual restricted stock awards granted to our General Counsel and Chief Information Officer (as in previous years, Mr. Smith did not receive a restricted stock award in fiscal 2022):



Target Value of Restricted Stock Award

Not only is the value to the officer, as well as the cost to the company, generally the same as it would be otherwise, but this practice uses fewer shares of stock to arrive at the same benefit and has proved extremely successful in retaining executives and enabling them to retain their shares. Our restricted stock program also includes certain lower-level officers and high-performing managers and individual contributors who are nominated for special awards, and we make tax payments as part of restricted stock awards to these individuals.

In sum, we strongly believe that our restricted stock program is effectively designed and is aligned with the best interests of our stockholders.

Voting and Dividend Rights on Restricted Stock

Holders of restricted shares are entitled to vote and receive any dividends on such shares. The dividend rights are included in the computation of the value of the restricted stock award for purposes of determining the recipient's target TDC.

Fiscal 2022 Awards

On June 15, 2021, the named executive officers were granted stock option and restricted stock awards as follows:

NAME	NUMBER OF STOCK OPTIONS	NUMBER OF SHARES OF RESTRICTED STOCK
F.W. Smith	85,855	0
M.C. Lenz	13,850	3,030
R. Subramaniam	18,210	3,575
D.F. Colleran	13,850	3,030
R.B. Carter	10,650	2,345

As in previous years, at the request of Mr. Smith and in light of his significant stock ownership, the Compensation & HR Committee did not award him any restricted stock. Instead, his equity awards were in the form of stock options, which will yield value to him only if the stock price increases from the date of grant.

The amount reported for restricted stock awards in the Summary Compensation Table reflects the average of the high and low prices of FedEx common stock on the NYSE on the grant date, which may vary from the stock price assumption used when determining the target grant levels.

Perquisites, Tax Payments, and Other Annual Compensation

FedEx's named executive officers receive certain other annual compensation, including:

› Certain perquisites, such as personal use of corporate aircraft (though officers are required to reimburse FedEx for certain costs related to such usage), security services and equipment, tax return preparation and financial counseling services, umbrella insurance, physical examinations, travel privileges on certain airline partners, salary continuation benefits for short-term disability, and supplemental long-term disability benefits;

› Group term life insurance and 401(k) company-matching contributions; and

› Tax payments relating to restricted stock awards (as discussed above) and certain business-related use of corporate and commercial aircraft.

We provide this other compensation to enhance the competitiveness of our executive compensation program and to increase the productivity (corporate aircraft travel, professional assistance with tax return preparation, and financial planning), safety (security services and equipment), and health (annual physical examinations) of our executives so they can focus on producing superior financial returns for our stockholders. Our tax payments relating to restricted stock awards are a component of the total target value of the restricted stock grant. As a result, the total target value of the award is the same as it would be if there were no tax payments and there is no dilutive effect on our stockholders' equity interest in FedEx. The Compensation & HR Committee reviews and approves each of these elements of compensation, and all of the independent directors approve each element as it relates to our Executive Chairman and our President and Chief Executive Officer. The Committee also reviews and approves FedEx's policies and procedures regarding perquisites and other personal benefits and tax payments, including:

› FedEx's written policy setting forth guidelines and procedures regarding personal use of FedEx corporate aircraft; and

› FedEx's executive security procedures.

FedEx's executive security procedures, which prescribe the level of personal security to be provided to the Executive Chairman and President and Chief Executive Officer and other executive officers, are based on bona fide business-related security concerns and are an integral part of FedEx's overall risk management and security program. These procedures have been assessed by an independent security consulting firm, and deemed necessary and appropriate for the protection of the officers and their families given the history of direct security threats against FedEx executives and the likelihood of additional threats against the officers. The security services and equipment provided to FedEx executive officers may be viewed as conveying personal benefits to the executives and, as a result, their values must be reported in the Summary Compensation Table.

With respect to our President and Chief Executive Officer (and, during fiscal 2022, our Chairman of the Board and Chief Executive Officer), consistent with FedEx's executive security procedures, the Board of Directors requires him to use FedEx corporate aircraft for all travel, including personal travel. Our Executive Chairman is not required to use FedEx corporate aircraft for all travel. In addition, FedEx provides certain physical and personal security services for our Executive Chairman and President and Chief Executive Officer, including on-site residential security at the Executive Chairman's primary residence. The Board of Directors believes that the personal safety and security of Messrs. Smith and Subramaniam are of the utmost importance to FedEx and its stockholders and, therefore, the costs associated with such security are appropriate and necessary business expenses.

Post-Employment Compensation

While none of FedEx's named executive officers has an employment agreement, they are entitled to receive certain payments and benefits upon termination of employment or a change of control of FedEx, including:

› Retirement benefits under FedEx's 401(k) and pension plans, including a tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan; a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan; and a supplemental non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan — which is designed to provide to the executives the benefits that otherwise would be paid under the tax-qualified pension plan but for certain limits under United States tax laws;

› Accelerated vesting of restricted stock upon the executive's retirement (at or after age 60), death, or permanent disability or a change of control of FedEx;

› Accelerated vesting of stock options upon the executive's death or permanent disability or a change of control of FedEx;

› Lump sum cash payments and post-employment insurance coverage under their Management Retention Agreements with FedEx (the "MRAs") upon a qualifying termination of the executive after a change of control of FedEx. The MRAs, as well as the accelerated vesting of equity awards upon a change of control of FedEx, are intended to secure the executives' continued services in the event of any threat or occurrence of a change of control, which further aligns their interests with those of our stockholders when evaluating any such potential transaction;

› Partial payouts under applicable LTI plans based on the portion of the three-fiscal-year periods during which the executive was employed and the executive's employment terminated as a result of his or her retirement, death, or permanent disability; and

› A prorated payout under the applicable AIC plan based on the portion of the fiscal year during which the executive was employed and the executive's employment terminated as a result of his or her retirement, death, or permanent disability.

The Compensation & HR Committee approves and recommends Board approval of all plans, agreements, and arrangements that provide for these payments and benefits.

Limitation on Severance Benefits

In response to a stockholder proposal approved at the 2021 annual meeting of stockholders regarding shareholder ratification of termination pay, the Board of Directors, upon the recommendation of the Compensation & HR Committee, adopted a policy that we will not pay or enter into any new agreement with an executive officer that provides for severance benefits in connection with the executive officer's voluntary or involuntary termination (unless due to death or permanent disability or in connection with a change of control) in an amount that exceeds 2.99 times the sum of the executive officer's base salary and target AIC payout for the year of termination (with the value of any unvested equity awards that accelerate on the applicable termination of employment event calculated according to Section 280G) unless approved or ratified by stockholders. We also amended our 2019 Plan to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx triggers an excise tax under Section 4999 of the Internal Revenue Code, then the amount of the individual's awards eligible to accelerate will be reduced, to the extent possible, to one dollar ($1) less than three times the individual's Section 280G "base amount," so as to avoid triggering the excise tax.

In the event of a change of control and qualifying termination, the MRAs limit the amounts payable to each executive officer under the MRA to the largest amount that would result in none of the MRA payments being subject to any excise tax. See "Potential Payments Upon Termination or Change of Control — Benefits Triggered by Change of Control or Termination after Change of Control — Management Retention Agreements" on page 84 for additional information.

Risks Arising from Compensation Policies and Practices

Management has conducted an in-depth risk assessment of FedEx's compensation policies and practices and concluded they do not create risks that are reasonably likely to have a material adverse effect on the company. The Compensation & HR Committee has reviewed and concurred with management's conclusion. The risk assessment process included, among other things, a review of (i) all key incentive compensation plans to ensure that they are aligned with our pay-for-performance philosophy and include performance metrics that meet and support corporate goals and (ii) the overall compensation mix to ensure an appropriate balance between fixed and variable pay components and between short-term and long-term incentives. The objective of the process was to identify any compensation plans and practices that may encourage employees to take unnecessary risks that could threaten the company. No such plans or practices were identified.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits the income tax deduction by FedEx for compensation paid to the Chief Executive Officer, Chief Financial Officer, and the three other highest-paid executive officers to $1,000,000 per year. Following the passage of the Tax Cuts and Jobs Act, beginning in fiscal 2019, FedEx is generally no longer able to take a deduction for any compensation paid to its current or former named executive officers in excess of $1 million, with the exception of specified performance-based awards outstanding on November 2, 2017. Effective for fiscal 2028, the American Rescue Plan Act of 2021 expanded the list of employees subject to the deduction limit to include the next five highest-compensated employees.

Summary Compensation Table

In this section, we provide certain tabular and narrative information regarding the compensation of our principal executive and financial officers and our three other most highly compensated executive officers for the fiscal year ended May 31, 2022, and for each of the previous two fiscal years (except as noted).

NAME AND PRINCIPAL POSITION[1]	YEAR	SALARY ($)	BONUS ($)[2]	STOCK AWARDS ($)[3]	OPTION AWARDS ($)[3]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[4]	CHANGE IN PENSION VALUE AND NONQUALIFIED DEFERRED COMPENSATION EARNINGS ($)[5]	ALL OTHER COMPENSATION ($)[6]	TOTAL ($)
Frederick W. Smith Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	2022	1,412,516	0	0	7,160,341	819,224	—	1,204,069	10,596,150
	2021	966,125	0	0	8,784,094	3,427,430	—	1,147,888	14,325,537
	2020	1,175,473	0	0	7,404,485	0	1,843,623	702,218	11,125,799
Michael C. Lenz[7] Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2022	747,788	0	892,653	1,155,096	322,057	184,314	634,765	3,936,673
	2021	633,334	100,000	987,438	947,897	1,083,000	63,514	693,204	4,508,387
Rajesh Subramaniam President and Chief Operating Officer	2022	1,115,453	0	1,053,213	1,518,721	548,915	195,153	738,671	5,170,126
	2021	987,667	0	1,504,730	2,469,792	1,991,136	271,001	1,013,604	8,237,930
	2020	968,301	137,500	1,141,852	1,570,283	0	549,340	787,593	5,154,869
Donald F. Colleran President and Chief Executive Officer, FedEx Express	2022	913,789	0	892,653	1,155,096	369,207	—	634,256	3,965,001
	2021	890,016	0	1,276,205	1,232,609	1,553,969	—	917,912	5,870,711
	2020	872,565	62,500	967,863	1,194,511	0	649,482	679,864	4,426,785
Robert B. Carter Executive Vice President, FedEx Information Services and Chief Information Officer	2022	911,281	0	690,849	888,214	364,148	—	597,740	3,452,232
	2021	887,573	0	987,438	947,897	1,565,678	—	766,206	5,154,792
	2020	870,170	0	749,366	918,497	0	1,551,328	616,568	4,705,929

[1] The titles included in this column are as of May 31, 2022, and reflect the titles held by the named executive officer during fiscal 2022. Effective June 1, 2022, Mr. Smith transitioned to the role of Executive Chairman and Mr. Subramaniam transitioned to the role of President and Chief Executive Officer.

[2] The amounts reported in this column reflect (a) promotional bonuses received by Messrs. Subramaniam and Colleran that were paid in fiscal 2020 and (b) a promotional bonus received by Mr. Lenz that was paid in fiscal 2021.

[3] The amounts reported in these columns reflect the aggregate grant date fair value of restricted stock and option awards granted to the named executive officer during each fiscal year, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. These amounts reflect our calculation of the value of these awards on the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the officer.

The fair value of restricted stock awards is equal to the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the date of grant multiplied by the number of shares awarded.

For accounting purposes, we use the Black-Scholes option pricing model to calculate the grant date fair value of stock options. Assumptions used in the calculation of the amounts in the "Option Awards" column are included in note 11 to our audited consolidated financial statements for the fiscal year ended May 31, 2022, included in our Annual Report on Form 10-K for fiscal 2022. See the "Grants of Plan-Based Awards During Fiscal 2022" table for information regarding restricted stock and option awards granted to the named executive officers during fiscal 2022.

[4] Reflects cash payouts, if any, under FedEx's fiscal 2022, 2021, and 2020 AIC plans and FY20–FY22, FY19–FY21, and FY18–FY20 LTI plans, as follows (for further discussion of the fiscal 2022 AIC plan and the FY20–FY22 LTI plan, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Cash Payments Under AIC Program" and "— Cash Payments Under LTI Program" above):

NAME	YEAR	AIC PAYOUT ($)	LTI PAYOUT ($)	TOTAL NON-EQUITY INCENTIVE PLAN COMPENSATION ($)
F.W. Smith	2022	819,224	0	819,224
	2021	3,427,430	0	3,427,430
	2020	0	0	0
M.C. Lenz	2022	322,057	0	322,057
	2021	1,083,000	0	1,083,000
R. Subramaniam	2022	548,915	0	548,915
	2021	1,991,136	0	1,991,136
	2020	0	0	0
D.F. Colleran	2022	369,207	0	369,207
	2021	1,553,969	0	1,553,969
	2020	0	0	0
R.B. Carter	2022	364,148	0	364,148
	2021	1,565,678	0	1,565,678
	2020	0	0	0

[5] Reflects the actuarial increase in the present value of the named executive officer's benefits under the Pension Plan and the Parity Plan (as each such term is defined under "— Fiscal 2022 Pension Benefits — Overview of Pension Plans"). The present value of the benefits under the Pension Plan and Parity Plan for Mr. Smith decreased as follows: (a) between fiscal 2022 and 2021 — $842,796 and (b) between fiscal 2021 and fiscal 2020 — $2,125,383. The present value of the benefits under the Pension Plan and Parity Plan for Messrs. Colleran and Carter decreased as follows: (a) between fiscal 2022 and fiscal 2021 — $3,191 and $278,544, respectively; and (b) between fiscal 2021 and 2020 — $295,558 and $1,083,742, respectively. The amounts in the table and this footnote were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2022. See "— Fiscal 2022 Pension Benefits" below.

[6] Includes:

› The aggregate incremental cost to FedEx of providing perquisites and other personal benefits;

› Group term life insurance premiums paid by FedEx;

› Company-matching contributions under FedEx's tax-qualified, defined contribution 401(k) retirement savings plan called the FedEx Corporation Retirement Savings Plan; and

› Tax payments relating to restricted stock awards and certain business-related use of corporate and commercial aircraft. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient to prevent the need for the officer to sell a portion of a stock award to pay the corresponding tax obligation. While SEC disclosure rules require that these payments be included with tax reimbursement payments and reported as "other compensation" in the Summary Compensation Table, we do not believe these payments are "tax gross-ups" in the conventional sense, since their value is fully reflected in the number of shares ultimately delivered to recipients. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock — Tax Payments for Restricted Stock Awards" above.

The following table shows the amounts included for each such item:

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS ($)[a]	LIFE INSURANCE PREMIUMS ($)	COMPANY CONTRIBUTIONS UNDER 401(K) PLAN ($)	TAX REIMBURSEMENT PAYMENTS ($)[a]	OTHER ($)	TOTAL ($)
F.W. Smith	2022	1,191,979	1,509	10,581	0	0	1,204,069
	2021	1,136,700	1,213	9,975	0	0	1,147,888
	2020	690,760	1,408	10,050	0	0	702,218
M.C. Lenz	2022	38,528	2,289	10,675	583,273	0	634,765
	2021	36,106	2,227	14,216	640,655	0	693,204
R. Subramaniam	2022	39,497	2,035	10,921	686,218	0	738,671
	2021	23,960	2,289	10,082	977,273	0	1,013,604
	2020	21,267	2,286	7,197	756,843	0	787,593
D.F. Colleran	2022	36,832	2,050	10,572	584,802	0	634,256
	2021	75,222	2,228	9,611	830,851	0	917,912
	2020	26,323	2,286	9,379	641,876	0	679,864
R.B. Carter	2022	135,066	2,289	10,572	449,813	0	597,740
	2021	110,996	2,289	9,924	642,997	0	766,206
	2020	113,285	2,286	10,000	490,997	0	616,568

[a] See the following two tables for additional details regarding the amounts included in each item.

During fiscal 2022, 2021, and 2020, unless otherwise noted below, FedEx provided the following perquisites and other personal benefits to the named executive officers:

> **Personal use of corporate aircraft:** FedEx maintains a fleet of corporate aircraft that is used primarily for business travel by FedEx employees. FedEx has a written policy that sets forth guidelines and procedures regarding personal use of FedEx corporate aircraft. The policy requires officers to pay FedEx two times the cost of fuel for personal trips, plus applicable passenger ticket taxes and fees. These payments are intended to approximate the incremental cost to FedEx of personal corporate aircraft usage.

> > Each of Mr. Smith and, beginning June 1, 2022, Mr. Subramaniam is not required to pay FedEx for any travel on corporate aircraft by his family members or guests when they are accompanying him on business travel. Each of them is, however, required to pay FedEx for any personal travel by him and any personal travel by his family members or guests when they are accompanying him and he is on personal travel or when they are traveling without him.

> > Compensation is included in the table above for personal corporate aircraft travel (which for this purpose includes travel to attend a board or stockholder meeting of an outside company or organization for which the officer serves as a director or trustee) by a named executive officer and his family members and guests to the extent, if any, that the aggregate incremental cost to FedEx of all such travel exceeds the amount the officer paid FedEx for such travel. The incremental cost to FedEx of personal use of corporate aircraft is calculated based on the variable operating cost to FedEx, which includes the cost of fuel, aircraft maintenance, crew travel, landing fees, ramp fees, and other smaller variable costs. Because FedEx corporate aircraft are used primarily for business travel, fixed costs that do not change based on usage, such as pilots' salaries and purchase and lease costs, are excluded from this calculation.

> > In addition, when an aircraft is already flying to a destination for business purposes and the officers or their family members or guests ride along on the aircraft for personal travel, there is no additional variable operating cost to FedEx associated with the additional passengers, and thus no compensation is included in the table above for such personal travel. With the exception of Mr. Smith (and, beginning June 1, 2022, Mr. Subramaniam) the officer is still required to pay FedEx for such personal travel if persons on business travel occupy less than 50% of the total available seats on the aircraft. The amount of such payment is a pro rata portion (based on the total number of passengers) of the fuel cost for the flight, multiplied by two, plus applicable passenger ticket taxes and fees.

> > For tax purposes, income is imputed to each named executive officer for personal travel and "business-related" travel (travel by the officer's spouse or adult guest who accompanies the officer on a business trip for the primary purpose of assisting the officer with the business purpose of the trip) for the excess, if any, of the Standard Industrial Fare Level (SIFL) value of all such flights during a calendar year over the aggregate fuel payments made by the officer during that calendar year. During fiscal 2022, 2021, and 2020, the Board of Directors and the FedEx executive security procedures required Mr. Smith, as our Chief Executive Officer, to use FedEx corporate aircraft for all travel, including personal travel. Accordingly, FedEx reimbursed Mr. Smith for taxes relating to any imputed income for his personal travel and the personal travel of his family members and guests when they were accompanying him (no such reimbursement payments have been made during the last three fiscal years). FedEx reimburses the other named executive officers for taxes relating to imputed income for business-related travel. As Executive Chairman, Mr. Smith will no longer be required to use FedEx corporate aircraft for all travel. Mr. Subramaniam, as Chief Executive Officer, will be required to use FedEx aircraft for all air travel, including personal travel. For additional information regarding FedEx policies on the use of FedEx corporate aircraft, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Perquisites, Tax Payments, and Other Annual Compensation" above.

> **Security services and equipment:** Pursuant to FedEx's executive security procedures, the named executive officers are provided security services and equipment. To the extent the services and equipment are provided by third parties (e.g., out-of-town transportation and other security-related expenses and home security system installation, maintenance, and monitoring), we have included in the table above the amounts paid by FedEx for such services and equipment. For Mr. Smith, these amounts totaled $101,634, $67,550, and $105,214 for fiscal 2022, 2021, and 2020, respectively. To the extent the security services are provided by FedEx employees, we have included amounts representing: (a) the number of hours of service provided to the officer by each such employee multiplied by (b) the total hourly compensation cost of the employee (including, among other things, pension and other benefit costs). For Mr. Smith, these amounts totaled $329,107, $290,820, and $274,755 for fiscal 2022, 2021, and 2020, respectively. For additional information regarding executive security services provided to Mr. Smith, see "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Perquisites, Tax Payments, and Other Annual Compensation" above.

> **Tax return preparation services:** FedEx requires officers to have their income tax returns prepared by a qualified third party (other than our independent registered public accounting firm) and pays all reasonable and customary costs for such services.

> **Financial counseling services:** FedEx reimburses officers for certain financial counseling services, subject to various caps.

> **Umbrella insurance premiums:** FedEx pays umbrella insurance premiums on behalf of officers.

> **Physical examinations:** FedEx pays for officers to have comprehensive annual physical examinations.

> **Travel privileges:** FedEx provides certain executive officers and their spouses with travel privileges on certain airline partners. There is a small per-trip ticketing fee incurred by FedEx in connection with these privileges. FedEx reimburses an executive officer for taxes relating to imputed income for business-related travel.

> **Supplemental disability benefits:** FedEx provides executive officers with salary continuation benefits for short-term disability (100% of base salary for 28 weeks) and supplemental long-term disability benefits. Both benefit programs are self-funded (i.e., no premiums are paid to a third-party insurer) and thus there is no incremental cost to FedEx to provide these benefit programs.

The following table shows the amounts (the aggregate incremental cost to FedEx) included in the perquisites and other personal benefits column in the table above for each such item:

NAME	YEAR	PERSONAL USE OF CORPORATE AIRCRAFT ($)[a]	SECURITY SERVICES AND EQUIPMENT ($)	TAX RETURN PREPARATION SERVICES ($)	FINANCIAL COUNSELING SERVICES ($)	UMBRELLA INSURANCE PREMIUMS ($)	OTHER ($)[b]	TOTAL ($)
F.W. Smith	2022	630,202	463,740	44,547	50,000	3,490	0	1,191,979
	2021	684,865	358,370	40,292	50,000	3,173	0	1,136,700
	2020	264,863	330,727	41,629	50,000	2,884	657	690,760
M.C. Lenz	2022	0	21,635	7,000	5,250	3,490	1,153	38,528
	2021	0	29,361	3,500	0	3,173	72	36,106
R. Subramaniam	2022	0	19,307	10,600	3,734	3,490	2,366	39,497
	2021	0	6,249	4,050	10,488	3,173	0	23,960
	2020	0	13,210	0	3,500	2,884	1,673	21,267
D.F. Colleran	2022	0	17,711	6,500	9,083	3,490	48	36,832
	2021	10,757	15,125	3,250	42,917	3,173	0	75,222
	2020	0	20,655	0	0	2,884	2,784	26,323
R.B. Carter	2022	56,973	66,543	0	5,451	3,490	2,609	135,066
	2021	0	69,173	0	38,650	3,173	0	110,996
	2020	73,475	28,239	0	8,399	2,884	288	113,285

[a] The amounts shown include the following amounts for use of corporate aircraft to attend board or stockholder meetings of outside companies or organizations for which the following named executive officer served as director for fiscal 2020: Mr. Carter — $66,489.

[b] The amounts shown include physical examinations and/or ticketing fees for airline travel privileges.

The following table shows the tax payments relating to the items listed, which are included in the table:

NAME	YEAR	RESTRICTED STOCK ($)	BUSINESS-RELATED USE OF CORPORATE AND COMMERCIAL AIRCRAFT ($)	TOTAL ($)
F.W. Smith	2022	0	0	0
	2021	0	0	0
	2020	0	0	0
M.C. Lenz	2022	579,157	4,116	583,273
	2021	640,655	0	640,655
R. Subramaniam	2022	683,329	2,889	686,218
	2021	976,276	997	977,273
	2020	740,839	16,004	756,843
D.F. Colleran	2022	579,157	5,645	584,802
	2021	828,008	2,843	830,851
	2020	627,954	13,922	641,876
R.B. Carter	2022	448,226	1,587	449,813
	2021	640,655	2,342	642,997
	2020	486,192	4,805	490,997

[7] Mr. Lenz was not a named executive officer in fiscal 2020. Accordingly, the table includes Mr. Lenz's compensation only for fiscal 2021 and 2022.

Grants of Plan-Based Awards During Fiscal 2022

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended May 31, 2022:

NAME	TYPE OF PLAN/AWARD	GRANT DATE	APPROVAL DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)	ALL OTHER OPTION AWARDS: NUMBER OF SECURITIES UNDERLYING OPTIONS (#)	EXERCISE OR BASE PRICE OF OPTION AWARDS ($/SH)[1]	CLOSING PRICE ON GRANT DATE ($/SH)	GRANT DATE FAIR VALUE OF STOCK AND OPTION AWARDS ($)[2]
				THRESHOLD ($)	TARGET ($)	MAXIMUM ($)					
F.W. Smith	Stock Option[3]	06/14/2021	06/13/2021					85,855	294.605	292.99	7,160,341
	FY22 AIC[4]			0	2,330,652	4,661,304					
	FY22–FY24 LTI[5]			312,500	5,000,000	7,500,000					
M.C. Lenz	Restricted Stock[6]	06/14/2021	06/13/2021				3,030				892,653
	Stock Option[3]	06/14/2021	06/13/2021					13,850	294.605	292.99	1,155,096
	FY22 AIC[4]			0	897,345	1,794,690					
	FY22–FY24 LTI[5]			109,375	1,750,000	2,625,000					
R. Subramaniam	Restricted Stock[6]	06/14/2021	06/13/2021				3,575				1,053,213
	Stock Option[3]	06/14/2021	06/13/2021					18,210	294.605	292.99	1,518,721
	FY22 AIC[4]			0	1,561,634	3,123,268					
	FY22–FY24 LTI[5]			171,875	2,750,000	4,125,000					
D.F. Colleran	Restricted Stock[6]	06/14/2021	06/13/2021				3,030				892,653
	Stock Option[3]	06/14/2021	06/13/2021					13,850	294.605	292.99	1,155,096
	FY22 AIC[4]			0	1,096,547	2,193,094					
	FY22–FY24 LTI[5]			109,375	1,750,000	2,625,000					
R.B. Carter	Restricted Stock[6]	06/14/2021	06/13/2021				2,345				690,849
	Stock Option[3]	06/14/2021	06/13/2021					10,650	294.605	292.99	888,214
	FY22 AIC[4]			0	1,093,537	2,187,074					
	FY22–FY24 LTI[5]			85,937	1,375,000	2,062,500					

[1] The exercise price of the options is the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the grant date.

[2] Represents the grant date fair value of each equity-based award, computed in accordance with FASB ASC Topic 718. See note 3 to the Summary Compensation Table for information regarding the assumptions used in the calculation of these amounts.

[3] Stock options granted to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. The options may not be transferred in any manner other than by will or the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" above for further discussion of stock option awards.

[4] In June 2021, the Board of Directors, upon the recommendation of the Compensation & HR Committee, established this annual performance cash compensation plan, which provided a cash payment opportunity at the conclusion of fiscal 2022. Payment amounts were based upon the achievement of company financial-performance goals for fiscal 2022 and, for the named executive officers other than Mr. Smith, the achievement of individual performance objectives. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Cash Payments Under AIC Program" above for further discussion of this plan.

[5] The Board of Directors, upon the recommendation of the Compensation & HR Committee, established this long-term performance cash compensation plan in June 2021. The plan provides a long-term cash payment opportunity to the named executive officers at the conclusion of fiscal 2024 if FedEx achieves an aggregate EPS goal established by the Board with respect to the three-fiscal-year period 2022 through 2024 (75% of the total payout opportunity) and an aggregate CapEx/Revenue goal with respect to the three-fiscal-year period 2022 through 2024 (25% of the total payout opportunity). No amounts can be earned under the plan until 2024 because achievement of the EPS and CapEx/ Revenue goals can only be determined following the conclusion of the three-fiscal-year period. The estimated individual future payouts under the plan are set dollar amounts ranging from threshold (minimum) amounts, if the EPS and CapEx/Revenue goals achieved are less than target, up to maximum amounts, if the plan goals are substantially exceeded. In June 2022, the Board, upon the recommendation of the Compensation & HR Committee, approved prorated payouts for Messrs. Smith and Subramaniam under the FY22–FY24 LTI plan to reflect their new roles as Executive Chairman and President and Chief Executive Officer, respectively. There is no assurance that these estimated future payouts will be achieved. See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Cash Payments Under LTI Program" above for further discussion of this plan.

[6] Shares of restricted stock awarded to the named executive officers generally vest ratably over four years beginning on the first anniversary of the grant date. Holders of restricted stock are entitled to vote such shares and receive any dividends paid on FedEx common stock. FedEx pays the taxes resulting from a restricted stock award on behalf of the recipient (these tax payments are included in the "All Other Compensation" column in the Summary Compensation Table). See "— Compensation Discussion and Analysis — Compensation Elements and Fiscal 2022 Amounts — Long-Term Equity Incentives — Stock Options and Restricted Stock" for further discussion of restricted stock awards.

Outstanding Equity Awards at End of Fiscal 2022

The following table sets forth for each named executive officer certain information about unexercised stock options and unvested shares of restricted stock held at the end of the fiscal year ended May 31, 2022:

| | OPTION AWARDS | | | | STOCK AWARDS | |
| | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) | NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) | OPTION EXERCISE PRICE ($) | OPTION EXPIRATION DATE | NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[a] | MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[b] |
NAME	EXERCISABLE	UNEXERCISABLE[a]				
F.W. Smith	203,780	—	96.8650	06/03/2023		
	159,485	—	143.5450	06/09/2024		
	132,520	—	180.8200	06/08/2025		
	156,210	—	162.8200	06/06/2026		
	139,080	—	207.3050	06/12/2027		
	86,917	28,973[1]	261.7800	06/11/2028		
	107,440	107,440[2]	161.8500	06/10/2029		
	67,220	201,660[3]	130.9600	06/15/2030		
	—	85,855[4]	294.6050	06/14/2031		
M.C. Lenz	7,335	—	96.8650	06/03/2023		
	5,745	—	143.5450	06/09/2024		
	4,770	—	180.8200	06/08/2025		
	5,655	—	162.8200	06/06/2026		
	5,035	—	207.3050	06/12/2027		
	2,865	955[5]	261.7800	06/11/2028		
	3,542	3,543[6]	161.8500	06/10/2029		
	7,253	21,762[7]	130.9600	06/15/2030		
	—	13,850[8]	294.6050	06/14/2031		
					9,466[9]	2,125,874
R. Subramaniam	1,373	—	107.4850	03/08/2023		
	17,150	—	96.8650	06/03/2023		
	13,425	—	143.5450	06/09/2024		
	11,155	—	180.8200	06/08/2025		
	13,225	—	162.8200	06/06/2026		
	12,120	—	207.3050	06/12/2027		
	6,888	2,297[10]	261.7800	06/11/2028		
	122	41[11]	173.0200	01/28/2029		
	22,785	22,785[12]	161.8500	06/10/2029		
	18,900	56,700[13]	130.9600	06/15/2030		
	—	18,210[14]	294.6050	06/14/2031		
					16,304[15]	3,661,552

| | OPTION AWARDS | | | | STOCK AWARDS | |
| | | | | | | |
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE[a]	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)[a]	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[b]
D.F. Colleran	11,155	—	180.8200	06/08/2025		
	13,225	—	162.8200	06/06/2026		
	12,120	—	207.3050	06/12/2027		
	6,888	2,297[16]	261.7800	06/11/2028		
	17,332	17,333[17]	161.8500	06/10/2029		
	9,432	28,298[18]	130.9600	06/15/2030		
	—	13,850[19]	294.6050	06/14/2031		
					14,037[20]	3,152,429
R.B. Carter	24,620	—	96.8650	06/03/2023		
	19,270	—	143.5450	06/09/2024		
	16,010	—	180.8200	06/08/2025		
	19,385	—	162.8200	06/06/2026		
	17,260	—	207.3050	06/12/2027		
	10,785	3,595[21]	261.7800	06/11/2028		
	13,327	13,328[22]	161.8500	06/10/2029		
	7,253	21,762[23]	130.9600	06/15/2030		
	—	10,650[24]	294.6050	06/14/2031		
					11,019[25]	2,474,647

[a] The following table sets forth the vesting dates of the options and restricted stock included in these columns:

		DATE	NUMBER
F.W. Smith	[1]	06/11/2022	28,973
	[2]	06/10/2022	53,720
		06/10/2023	53,720
	[3]	06/15/2022	67,220
		06/15/2023	67,220
		06/15/2024	67,220
	[4]	06/14/2022	21,463
		06/14/2023	21,464
		06/14/2024	21,464
		06/14/2025	21,464

		DATE	NUMBER
M.C. Lenz	[5]	06/11/2022	955
	[6]	06/10/2022	1,771
		06/10/2023	1,772
	[7]	06/15/2022	7,254
		06/15/2023	7,254
		06/15/2024	7,254
	[8]	06/14/2022	3,462
		06/14/2023	3,463
		06/14/2024	3,462
		06/14/2025	3,463
	[9]	06/10/2022	299
		06/11/2022	183
		06/14/2022	757
		06/15/2022	1,885
		06/10/2023	299
		06/14/2023	758
		06/15/2023	1,885
		06/14/2024	757
		06/15/2024	1,885
		06/14/2025	758

		DATE	NUMBER
R. Subramaniam	(10)	06/11/2022	2,297
	(11)	01/28/2023	41
	(12)	06/10/2022	11,392
		06/10/2023	11,393
	(13)	06/15/2022	18,900
		06/15/2023	18,900
		06/15/2024	18,900
	(14)	06/14/2022	4,552
		06/14/2023	4,553
		06/14/2024	4,552
		06/14/2025	4,553
	(15)	06/10/2022	1,764
		06/11/2022	583
		06/14/2022	893
		06/15/2022	2,873
		06/10/2023	1,764
		06/14/2023	894
		06/15/2023	2,872
		06/14/2024	894
		06/15/2024	2,873
		06/14/2025	894

		DATE	NUMBER
D.F. Colleran	(16)	06/11/2022	2,297
	(17)	06/10/2022	8,666
		06/10/2023	8,667
	(18)	06/15/2022	9,433
		06/15/2023	9,432
		06/15/2024	9,433
	(19)	06/14/2022	3,462
		06/14/2023	3,463
		06/14/2024	3,462
		06/14/2025	3,463
	(20)	06/10/2022	1,495
		06/11/2022	583
		06/14/2022	757
		06/15/2022	2,436
		12/07/2022	125
		06/10/2023	1,495
		06/14/2023	758
		06/15/2023	2,436
		06/14/2024	757
		06/15/2024	2,437
		06/14/2025	758

R.B. Carter	(21)	06/11/2022	3,595
	(22)	06/10/2022	6,664
		06/10/2023	6,664
	(23)	06/15/2022	7,254
		06/15/2023	7,254
		06/15/2024	7,254
	(24)	06/14/2022	2,662
		06/14/2023	2,663
		06/14/2024	2,662
		06/14/2025	2,663
	(25)	06/10/2022	1,157
		06/11/2022	704
		06/14/2022	586
		06/15/2022	1,885
		06/10/2023	1,158
		06/14/2023	586
		06/15/2023	1,885
		06/14/2024	586
		06/15/2024	1,885
		06/14/2025	587

(b) Computed by multiplying the closing market price of FedEx's common stock on May 31, 2022, the last trading day of fiscal 2022 (which was $224.58), by the number of shares.

Option Exercises and Stock Vested During Fiscal 2022

The following table sets forth for each named executive officer certain information about stock options that were exercised and restricted stock that vested during the fiscal year ended May 31, 2022:

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[1]	NUMBER OF SHARES ACQUIRED ON VESTING (#)	VALUE REALIZED ON VESTING ($)[2]
F.W. Smith	198,675	22,131,402	—	—
M.C. Lenz	—	—	2,565	759,651
R. Subramaniam	—	—	5,855	1,729,483
D.F. Colleran	—	—	5,275	1,552,064
R.B. Carter	16,235	3,480,827	4,516	1,333,510

[1] If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the fair market value of FedEx's common stock (the average of the high and low prices of the stock on the NYSE) on the date of exercise and the exercise price of the option.

[2] Represents the fair market value of the shares on the vesting date.

Fiscal 2022 Pension Benefits

The following table sets forth for each named executive officer the present value of accumulated benefits on May 31, 2022, under FedEx's defined benefit pension plans. For information regarding benefits triggered by retirement under our stock option and restricted stock plans, see "— Potential Payments Upon Termination or Change of Control" below.

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)	PRESENT VALUE OF ACCUMULATED BENEFIT ($)[1]	PAYMENTS DURING FISCAL 2022 ($)
F.W. Smith	FedEx Corporation Employees' Pension Plan	50	1,049,191	110,191[2]
	FedEx Corporation Retirement Parity Pension Plan	50	23,637,671	—
M.C. Lenz	FedEx Corporation Employees' Pension Plan	13	249,677	—
	FedEx Corporation Retirement Parity Pension Plan	13	352,121	—
R. Subramaniam	FedEx Corporation Employees' Pension Plan	31	1,374,731	—
	FedEx Corporation Retirement Parity Pension Plan	31	2,974,008	—
D.F. Colleran	FedEx Corporation Employees' Pension Plan	33	1,606,171	—
	FedEx Corporation Retirement Parity Pension Plan	33	3,970,757	—
R.B. Carter	FedEx Corporation Employees' Pension Plan	29	1,353,422	—
	FedEx Corporation Retirement Parity Pension Plan	29	8,638,967	—

[1] These amounts were determined using assumptions (e.g., for interest rates and mortality rates) consistent with those used in the audited consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended May 31, 2022. The benefits are expressed as lump sum amounts, even though the benefits using the traditional pension benefit formula under the Pension Plan (as defined below) are generally not payable as a lump sum distribution (only $5,000 or less may be distributed as a lump sum under the traditional pension benefit formula under the Pension Plan). The benefits using the Portable Pension Account formula (discussed below) under the Pension Plan may be paid as a lump sum.

The present value of the Pension Plan traditional pension benefit is equal to the single life annuity payable at the normal retirement date (age 60), or June 1, 2022 if the officer is past normal retirement age, converted based on an interest rate of 4.247% and the Club Vita 2021 US VitaCurves mortality tables with MP-2021 mortality improvement scale, discounted to May 31, 2022 using an interest rate of 4.247%. The present value of the Parity Plan (as defined below) traditional pension benefit is equal to the single life annuity payable at the normal retirement age (age 60), or June 1, 2022 if the officer is past normal retirement age, converted based on an interest rate of 2.80% for lump sums paid through May 31, 2023, 3.30% for lump sums paid on and after June 1, 2023, and the 1994 Group Annuity Reserving Table, discounted to May 31, 2022 using an interest rate of 4.247%. The present value of the Portable Pension Account as of May 31, 2022 is equal to the officer's account balance on May 31, 2022, projected to the normal retirement date, if applicable, based on an interest rate of 1% quarterly and discounted to May 31, 2022, using an interest rate of 4.247%.

[2] In accordance with the terms of the Pension Plan, Mr. Smith was required to commence receiving his Pension Plan benefits during fiscal 2016.

Overview of Pension Plans

FedEx maintains a tax-qualified, defined benefit pension plan called the FedEx Corporation Employees' Pension Plan (the "Pension Plan"). For fiscal 2022, the maximum compensation limit under a tax-qualified pension plan was $290,000. The Internal Revenue Code also limits the maximum annual benefits that may be accrued under a tax-qualified, defined benefit pension plan. In order to provide 100% of the benefits that would otherwise be denied to certain management-level participants in the Pension Plan due to these limitations, FedEx also maintains a supplemental, non-tax-qualified plan called the FedEx Corporation Retirement Parity Pension Plan (the "Parity Plan"). Benefits under the Parity Plan are general, unsecured obligations of FedEx.

Effective May 31, 2003, FedEx amended the Pension Plan and the Parity Plan to add a cash balance feature, which is called the Portable Pension Account. Eligible employees as of May 31, 2003 had the option to make a one-time election to accrue future pension benefits under either the cash balance formula or the traditional pension benefit formula. In either case, employees retained all benefits previously accrued under the traditional pension benefit formula and continued to receive the benefit of future compensation increases on benefits accrued as of May 31, 2003. Eligible employees hired after May 31, 2003 accrue benefits exclusively under the Portable Pension Account.

Beginning June 1, 2008, eligible employees who participate in the Pension Plan and the Parity Plan, including the named executive officers, accrue all future pension benefits under the Portable Pension Account. In addition, benefits previously accrued under the Pension Plan and the Parity Plan using the traditional pension benefit formula were capped as of May 31, 2008, and those benefits will be payable beginning at retirement. Effective June 1, 2008, each participant in the Pension Plan and the Parity Plan who was age 40 or older on that date and who has an accrued traditional pension benefit will receive a transition compensation credit, as described in more detail below. Employees who elected in 2003 to accrue future benefits under the Portable Pension Account will continue to accrue benefits under that formula.

Effective January 1, 2020, FedEx amended and restated the Pension Plan to close the Pension Plan to employees hired on or after January 1, 2020. In the summer of 2021, eligible employees hired prior to January 1, 2020 were given a one-time option to (a) continue receiving pension compensation credits under the existing Portable Pension Account formula and remain in the FedEx Corporation Retirement Savings Plan (the "401(k) Plan") with its existing matching company contribution of up to 3.5% of eligible earnings or (b) effective January 1, 2022, cease receiving compensation credits under the Pension Plan and move to a new 401(k) plan (the "New 401(k) Plan") with a higher match (as described below). Employees hired on or after January 1, 2020 were automatically moved to the New 401(k) Plan effective January 1, 2022. The Parity Plan will continue to be open to all new officers and managing/staff directors, but the benefits provided under the plan will mirror the benefits provided by the Pension Plan and the 401(k) Plan.

The named executive officers also participate in the 401(k) Plan. The annual matching company contribution under the 401(k) Plan is a maximum of 3.5% of eligible earnings. Effective January 1, 2022, the annual matching contribution under the 401(k) Plan for employees hired on or after January 1, 2020 or eligible employees who choose the New 401(k) Plan option increased to a maximum of 8.0% of eligible earnings.

In order to provide 100% of the benefits that would otherwise be limited due to certain limitations imposed by United States tax laws, Parity Plan participants, including the named executive officers, receive additional Portable Pension Account compensation credits equal to 3.5% of any eligible earnings above the maximum compensation limit for tax-qualified plans (or 8% after January 1, 2022 for eligible employees who elect to participate in the New 401(k) Plan or who were hired on or after January 1, 2020).

Normal retirement age for the majority of participants, including the named executive officers, under the Pension Plan and the Parity Plan is age 60. However, for benefits accrued after January 31, 2016, the normal retirement age is age 62. The traditional pension benefit under the Pension Plan for a participant who retires between the ages of 55 and 60 will be reduced by 3% for each year the participant receives his or her benefit prior to age 60.

Traditional Pension Benefit

Under the traditional pension benefit formula, the Pension Plan and the Parity Plan provide 2% of the average of the five calendar years (three calendar years for the Parity Plan) of highest earnings during employment multiplied by years of credited service for benefit accrual up to 25 years. Eligible compensation for the traditional pension benefit under the Pension Plan and the Parity Plan generally included salary and annual incentive compensation.

Each named executive officer's capped accrued traditional pension benefit was calculated using his years of credited service as of either May 31, 2003 or May 31, 2008, depending on whether he chose to accrue future benefits under the cash balance formula or the traditional pension benefit formula in 2003, and his eligible earnings history as of May 31, 2008.

Portable Pension Account

The benefit under the Portable Pension Account is expressed as a notional cash balance account. For each plan year in which a participant is credited with a year of service, compensation credits are added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

AGE + SERVICE ON MAY 31	COMPENSATION CREDIT
Less than 55	5%
55 – 64	6%
65 – 74	7%
75 or over	8%

On May 31, 2022, the sum of age plus years of service for the named executive officers was as follows: Mr. Smith — 125; Mr. Lenz — 69; Mr. Subramaniam — 85; Mr. Colleran — 97; and Mr. Carter — 89. Eligible compensation under the Portable Pension Account feature includes salary, annual incentive compensation, and promotional and certain other bonuses (but does not include long-term incentive compensation).

Transition compensation credits are an additional compensation credit percentage to be granted to participants in the Pension Plan and the Parity Plan who were age 40 or older on June 1, 2008, and who have an accrued benefit under the traditional pension benefit formula. For each plan year in which an eligible participant is credited with a year of service, transition compensation credits will be added based on the participant's age and years of service as of the end of the prior plan year and the participant's eligible compensation for the prior calendar year based on the following table:

AGE + SERVICE ON MAY 31	TRANSITION COMPENSATION CREDIT*
Less than 55	2%
55 – 64	3%
65 – 74	4%
75 or over	5%

* For years of credited service over 25, transition compensation credits are 2% per year.

An eligible participant will receive transition compensation credits for five years (through May 31, 2013) or until he or she has 25 years of credited service, whichever is longer. For participants with 25 or more years of service, transition compensation credits are 2% per year and ceased as of May 31, 2013. An eligible participant's first transition compensation credit was added to his or her Portable Pension Account as of May 31, 2009.

Interest credits are added to a participant's Portable Pension Account benefit as of the end of each fiscal quarter (August 31, November 30, February 28, and May 31) after a participant accrues his or her first compensation credit. The May 31 interest credit is added prior to the May 31 compensation credit or transition compensation credit (or additional compensation credit under the Parity Plan). Interest credits are based on the Portable Pension Account notional balance and a quarterly interest-crediting factor, which is equal to the greater of (a) 1/4 of the one-year Treasury constant maturities rate for April of the preceding plan year plus 0.25% and (b) 1% (1/4 of 4%). Interest credits will continue to be added until the last day of the month before plan benefits are distributed. The quarterly interest-crediting factor for each of the plan years ended May 31, 2022, 2021, and 2020 was 1%.

Distribution

Upon a participant's retirement, the vested traditional pension benefit under the Pension Plan is payable as a monthly annuity. Upon a participant's retirement or other termination of employment, an amount equal to the vested Portable Pension Account notional balance under the Pension Plan is payable to the participant in the form of a lump-sum payment or an annuity.

All Parity Plan benefits are paid as a single lump-sum distribution as follows:

› For the portion of the benefit accrued under the Portable Pension Account formula, the lump-sum benefit will be paid six months following the date of the participant's termination of employment; and

› For the portion of the benefit accrued under the traditional pension benefit formula, the lump-sum benefit will be paid the later of the date the participant turns age 55 or six months following the date of the participant's termination of employment.

Nonqualified Deferred Compensation

Mr. Lenz was Vice President – Finance of FedEx Office and Print Services, Inc. ("FedEx Office") from 2005 to 2010 and participated in the FedEx Office Supplemental Executive Retirement Plan ("FedEx Office SERP"). Mr. Lenz has not made any contributions to the FedEx Office SERP since 2010 but accrues interest credits on balances in the plan.

NAME	EXECUTIVE CONTRIBUTIONS IN LAST FY ($)	REGISTRANT CONTRIBUTIONS IN LAST FY ($)	AGGREGATE EARNINGS IN LAST FY[1] ($)	PAYMENTS DURING FISCAL 2022 ($)	AGGREGATE BALANCE AT LAST FYE ($)
M.C. Lenz	—	—	67	—	42,090

[1] None of these earnings are included in the Summary Compensation Table.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including resignation or voluntary termination; severance or involuntary termination; and retirement) or a change of control of FedEx.

Benefits Triggered by Voluntary or Involuntary Separation

Each of the named executive officers is an at-will employee and, as such, does not have an employment contract. In addition, if the officer's employment terminates for any reason other than death or permanent disability, any unvested stock options are automatically terminated. If the officer's employment terminates for any reason other than retirement, death, or permanent disability, any unvested shares of restricted stock are automatically forfeited. Accordingly, there are no payments or benefits that are triggered by any termination event (including resignation and severance) other than retirement, death, or permanent disability, or in connection with a change of control of FedEx.

Under our policy on limitation of severance benefits, we will not pay or enter into any new agreement with an executive officer that provides for severance benefits in connection with the executive officer's voluntary or involuntary termination (unless due to death or permanent disability or in connection with a change of control) in an amount that exceeds 2.99 times the sum of the executive officer's base salary and target AIC payout for the year of termination (with the value of any unvested equity awards that accelerate on the applicable termination of employment event calculated according to Section 280G) unless approved or ratified by stockholders. We also amended our 2019 Plan to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx triggers an excise tax under Section 4999 of the Internal Revenue Code, then the amount of the individual's awards eligible to accelerate will be reduced, to the extent possible, to one dollar ($1) less than three times the individual's Section 280G "base amount." See "Compensation Discussion and Analysis — Post-Employment Compensation — Limitation on Severance Benefits."

Benefits Triggered by Retirement, Death, or Permanent Disability

Retirement

When an employee retires:

› If retirement occurs at or after age 60, all restrictions applicable to the restricted stock held by the employee lapse on the date of retirement;

› If retirement occurs at or after age 55, but before age 60, the restrictions applicable to restricted stock held by the employee continue until the earlier of the specified expiration of the restriction period, the employee's permanent disability, or the employee's death; and

› All of the employee's unvested stock options terminate.

For information regarding retirement benefits under our pension plans, see "— Fiscal 2022 Pension Benefits" above.

Death or Permanent Disability

When an employee dies or becomes permanently disabled:

› all restrictions applicable to the restricted stock held by the employee immediately lapse; and

› all of the employee's unvested stock options immediately vest.

In addition, FedEx provides each named executive officer with:

› $1,500,000 of group term life insurance coverage;

› $500,000 of business travel accident insurance coverage for death or certain injuries suffered as a result of an accident while traveling on company business; and

› A supplemental long-term disability program, with a monthly benefit equal to 60% of the officer's basic monthly earnings (provided the officer continues to meet the definition of disability, these benefits generally continue until age 65).

Benefits Triggered by Change of Control or Termination after Change of Control

Stock Option and Restricted Stock Plans

Each of our 2010 Omnibus Stock Incentive Plan, as amended, and our 2019 Plan (together, the "Stock Incentive Plans") provides that, in the event of a "change of control" (as defined in the Stock Incentive Plans), each holder of an unexpired option has the right to exercise such option without regard to the date such option would first be exercisable. The Stock Incentive Plans also provide that, in the event of a "change of control," depending on the change of control event, either (i) the restricted stock will be canceled and FedEx will make a cash payment to each holder in an amount equal to the product of the highest price per share received by the holders of FedEx's common stock in connection with the change of control multiplied by the number of shares of restricted stock held or (ii) the restrictions applicable to any such shares will immediately lapse.

Under the Stock Incentive Plans, our Compensation & HR Committee may exercise its discretion to provide for a treatment different than described above with respect to any particular stock option or restricted stock award, as set forth in the related award agreement. To date, such discretion has not been exercised.

Our 2019 Plan provides that, if the value of any award holder's unvested awards that accelerate in connection with a change of control would give rise to adverse tax consequences under Section 4999 of the Internal Revenue Code, then the amount of the holder's awards eligible to accelerate will automatically be reduced, to the extent possible, to one dollar ($1) less than the three times the participant's "base amount" (as defined in Section 280G).

Management Retention Agreements

FedEx has entered into MRAs with each of its executive officers, including the named executive officers. The purpose of the MRAs is to secure the executives' continued services in the event of any threat or occurrence of a change of control (as defined in the MRAs; such term has the same meaning as used in FedEx's equity compensation plans). The terms and conditions of the MRAs with the named executive officers are summarized below.

Term

Each MRA renews annually for consecutive one-year terms, unless FedEx gives at least thirty days', but not more than ninety days', prior notice that the agreement will not be extended. The non-extension notice may not be given at any time when the Board of Directors has knowledge that any person has taken steps reasonably calculated to effect a change of control of FedEx.

Employment Period

Upon a change of control, each MRA immediately establishes a two-year employment agreement with the executive officer. During the employment period, the officer's position (including status, offices, titles, and reporting relationships), authority, duties, and responsibilities may not be materially diminished.

Compensation

During the two-year employment period, the executive officer receives base salary (no less than his or her highest base salary over the twelve-month period prior to the change of control) and is guaranteed the same annual incentive compensation opportunities as in effect during the 90-day period immediately prior to the change of control. The executive officer also receives incentive compensation (including long-term performance bonus) and retirement plan benefits, expense reimbursement, fringe benefits, office and staff support, welfare plan benefits, and vacation benefits. These benefits must be no less than the benefits the officer had during the 90-day period immediately prior to the change of control.

Termination

Each MRA terminates immediately upon the executive officer's death, voluntary termination, or retirement. FedEx may terminate the MRA for disability, as determined in accordance with the procedures under FedEx's long-term disability benefits plan. Once disability is established, he or she receives 180 days' prior notice of termination.

During the employment period, FedEx also may terminate the officer's employment for "cause" (which includes any act of dishonesty by the officer intended to result in substantial personal enrichment, the conviction of the officer of a felony, and certain material violations by the officer of his or her obligations under the MRA).

Benefits for Qualifying Termination

A "qualifying termination" is a termination of the executive's employment by FedEx other than for cause, disability, or death or by the officer for "good reason" (principally relating to a material diminution in the officer's authority, duties, or responsibilities or a material failure by FedEx to compensate the officer as provided in the MRA).

In the event of a qualifying termination, the executive officer will receive a lump-sum cash payment equal to two times his or her base salary (the highest annual rate in effect during the twelve-month period prior to the date of termination) plus two times target annual incentive compensation. The payments will be made to the officer on the date that is six months after his or her date of termination (or, if earlier than the end of such six-month period, within 30 days following the date of the executive's death). In addition, the executive officer will receive 18 months of continued coverage of medical, dental, and vision benefits.

An executive officer's benefits under the MRA will be reduced to the largest amount that would result in none of the MRA payments being subject to any excise tax. If the Internal Revenue Service otherwise determines that any MRA benefits are subject to excise taxes, the executive officer is required to repay FedEx the minimum amount necessary so that no excise taxes are payable.

In exchange for these benefits, the executive officer has agreed that, for the one-year period following his or her termination, he or she will not own, manage, operate, control, or be employed by any enterprise that competes with FedEx or any of its affiliates.

Quantification of Potential Payments Upon Termination or Change of Control

The following table and footnotes describe the potential payments to the named executive officers upon termination of employment or a change of control of FedEx as of May 31, 2022.

This table does not include:

› compensation or benefits previously earned by the named executive officers or equity awards that are fully vested;

› the value of pension benefits that are disclosed in the Fiscal 2022 Pension Benefits table beginning on page 80 or balances that are disclosed in the Nonqualified Deferred Compensation table on page 83; and

› the value of any benefits provided on the same basis to substantially all other employees.

NAME	VOLUNTARY SEPARATION (NON-CIC) ($)	INVOLUNTARY SEPARATION (NON-CIC) ($)	RETIREMENT ($)[1]	DEATH ($)	PERMANENT DISABILITY ($)	CHANGE OF CONTROL (NO TERMINATION) ($)	CHANGE OF CONTROL AND QUALIFYING TERMINATION ($)
F.W. Smith							
Base Salary[2]	—	—	—	—	—	—	2,852,730
AIC[2]	—	—	—	—	—	—	4,661,304
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[3]	—	—	—	—	—	—	—
Stock Options[3]	—	—	—	25,619,120	25,619,120	25,619,120	25,619,120
Health Benefits[2]	—	—	—	—	—	—	92,337
280G Cutback Amount[4]	—	—	—	—	—	—	—
TOTAL	—	—	25,619,120	25,619,120	25,169,120	33,225,491
M.C. Lenz							
Base Salary[2]	—	—	—	—	—	—	1,510,238
AIC[2]	—	—	—	—	—	—	1,794,690
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[3]	—	—	2,125,874	2,125,874	2,125,874	2,125,874	2,125,874
Stock Options[3]	—	—	—	2,259,611	2,259,611	2,259,611	2,259,611
Health Benefits[2]	—	—	—	—	—	—	44,112
280G Cutback Amount[4]	—	—	—	—	—	—	—
TOTAL	—	—	2,125,874	4,385,485	4,385,485	4,385,485	7,734,525
R. Subramaniam							
Base Salary[2]	—	—	—	—	—	—	2,252,778
AIC[2]	—	—	—	—	—	—	3,123,268
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[3]	—	—	3,661,552	3,661,552	3,661,552	3,661,552	3,661,552
Stock Options[3]	—	—	—	6,739,671	6,739,671	6,739,671	6,739,671
Health Benefits[2]	—	—	—	—	—	—	39,045
280G Cutback Amount[4]	—	—	—	—	—	—	—
TOTAL	—	—	3,661,552	10,401,223	10,401,223	10,401,223	15,816,314

NAME	VOLUNTARY SEPARATION (NON-CIC) ($)	INVOLUNTARY SEPARATION (NON-CIC) ($)	RETIREMENT ($)[1]	DEATH ($)	PERMANENT DISABILITY ($)	CHANGE OF CONTROL (NO TERMINATION) ($)	CHANGE OF CONTROL AND QUALIFYING TERMINATION ($)
D.F. Colleran							
Base Salary[2]	—	—	—	—	—	—	1,845,496
AIC[2]	—	—	—	—	—	—	2,193,094
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[3]	—	—	3,152,429	3,152,429	3,152,429	3,152,429	3,152,429
Stock Options[3]	—	—	—	3,736,558	3,736,558	3,736,558	3,736,558
Health Benefits[2]	—	—	—	—	—	—	56,738
280G Cutback Amount[4]	—	—	—	—	—	—	—
TOTAL	—	—	3,152,429	6,888,987	6,888,987	6,888,987	10,984,315
R.B. Carter							
Base Salary[2]	—	—	—	—	—	—	1,840,430
AIC[2]	—	—	—	—	—	—	2,187,074
Active LTI Plans	—	—	—	—	—	—	—
Restricted Stock[3]	—	—	2,474,647	2,474,647	2,474,647	2,474,647	2,474,647
Stock Options[3]	—	—	—	2,873,424	2,873,424	2,873,424	2,873,424
Health Benefits[2]	—	—	—	—	—	—	50,826
280G Cutback Amount[4]	—	—	—	—	—	—	—
TOTAL	—	—	2,474,647	5,348,071	5,348,071	5,348,071	9,426,401

[1] Separation after reaching age 55.

[2] The MRAs with each named executive officer provide for (a) a lump–sum cash payment equal to two times his base salary plus two times his target AIC opportunity and (b) 18 months of continued coverage of medical, dental, and vision benefits.

[3] Represents the intrinsic value of the acceleration of vesting of any restricted stock or stock options that vest upon the event. For restricted stock, intrinsic value is computed by multiplying the closing market price per share of FedEx's common stock on May 31, 2022 ($224.58) by the number of unvested shares of restricted stock held by the officer as of May 31, 2022. For stock options, intrinsic value represents the difference between the closing market price of FedEx's common stock on May 31, 2022 ($224.58) and the exercise price of each unvested option (if the exercise price was less than such market price) held by the officer as of May 31, 2022. The value of the acceleration of any equity awards under the Policy on Limitation of Severance Benefits in connection with an executive officer's retirement, or in connection with an actual change of control of FedEx, would be determined using the applicable methodology set forth in Section 280G, which amounts would be less than the intrinsic values shown in the table above.

[4] Represents the amount of payments that would be forfeited by the named executive officer to avoid being subject to any excise tax or excess payment under the Policy on Limitation of Severance Benefits, the 2019 Plan, or the MRAs, as applicable. Based upon a hypothetical analysis as of May 31, 2022, no executive officer would be required to forfeit any cash payments or reduce the number of shares of stock or amount received upon acceleration of vesting of restricted stock or stock options held as of May 31, 2022.

CEO Pay Ratio

In accordance with Item 402(u) of Regulation S-K (the "pay ratio rule"), we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. This ratio is a reasonable estimate calculated in a manner consistent with the pay ratio rule and is based on our employee and payroll records and the methodology described below. The pay ratio rule allows companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions reflecting their unique employee populations when calculating the ratio. Our reported ratio may not be comparable to those reported by other companies due to differences in industry, business models, scope of international operations, and scale, as well as the different estimates, assumptions, and methodologies applied by other companies in calculating their ratios.

As permitted by the pay ratio rule, we used the same median employee to calculate our fiscal 2022 pay ratio as we used to calculate our fiscal 2021 pay ratio because we believe there has been no change in our employee population or employee compensation arrangements that would result in a significant change to our pay ratio disclosures. Based upon the estimates, assumptions, and methodology described herein, the fiscal 2022 annual total compensation of our CEO was $10,610,447 (including $14,297 in employer-provided health benefits not included in the Summary Compensation Table), the fiscal 2022 annual total compensation of our median employee was $39,177 (including $9,267 in employer-provided health benefits), and the ratio of these amounts was 271:1.

Considered Population

We determined our median employee as of March 1, 2021, which was within the last three months of our fiscal 2021 year as required by the pay ratio rule. As of that date, we employed 565,238 employees worldwide (other than our CEO), including full-time, part-time, seasonal, and temporary employees. As permitted by the pay ratio rule, in determining our median employee, we excluded approximately 4.3% of our total employee population as of March 1, 2021, or 24,115 employees outside of the U.S., from the following countries and territories: Antilles Francaises (9); Argentina (261); Aruba (12); Austria (251); Bahamas (28); Bahrain (182); Barbados (36); Bermuda (27); Botswana (22); British Virgin Islands (7); Bulgaria (441); Cayman Islands (22); Colombia (294); Costa Rica (71); Curacao (14); Cyprus (166); Czech Republic (1,133); Denmark (809); Dominican Republic (99); Egypt (199); Estonia (131); Fiji (80); Finland (357); Greece (549); Grenada (6); Guadeloupe (9); Guam (13); Guatemala (43); Hungary (602); Ireland (367); Israel (131); Jamaica (65); Jordan (23); Kenya (81); Kuwait (136); Latvia (184); Lithuania (250); Luxembourg (46); Macau (10); Malawi (25); Namibia (62); New Zealand (277); Norway (284); Oman (17); Panama (81); Peru (22); Philippines (861); Portugal (995); Puerto Rico (647); Romania (958); Russia (762); Saint Kitts (9); Saint Lucia (9); Saint Martin (9); Saint Vincent (5); Singapore (1,314); Slovakia (412); Slovenia (208); South Africa (1,546); South Korea (1,153); Swaziland (12); Sweden (1,179); Switzerland (1,541); Taiwan (1,324); Trinidad and Tobago (47); Turks and Caicos Islands (7); Turkey (879); Ukraine (182); United Arab Emirates (1,210); United States Virgin Islands (19); Uruguay (38); Venezuela (33); Vietnam (708); and Zambia (114). As a result, an aggregate employee population of 541,123 was considered (the "considered population") in determining our median employee in fiscal 2021.

Identifying our Median Employee

We selected annual taxable wages as the consistently applied compensation measure used to identify our median employee, which is a permissible approach even though this definition is defined differently across jurisdictions. For employees outside the U.S., we applied a reasonable estimate to determine taxable wages by consistently adjusting each non-U.S. employee's annual pay rate upward to include additional elements of taxable compensation. From the considered population, we used statistical sampling to collect additional data for a group of employees (the "median population") who were paid within a range of 10% above or below what we estimated to be our median taxable wage amount. We reviewed recent historical taxable wage data of the median population and selected employees within the median population with consistent taxable wages over the past three years. We calculated fiscal 2021 total compensation for each of the selected employees using the methodology for calculating our CEO's fiscal 2021 total compensation as set forth in the Summary Compensation Table of our 2021 proxy statement. We then identified an employee from this group, who was reasonably representative of our workforce and whose wage was a reasonable estimate of the median wage at our organization as the median employee.

EQUITY COMPENSATION PLANS

Equity Compensation Plans Approved by Stockholders

Stockholders approved FedEx's Incentive Stock Plan, as amended, FedEx's 2010 Omnibus Stock Incentive Plan, as amended, and the 2019 Plan (the "stock plans"). Although options were still outstanding under the Incentive Stock Plan and the 2010 Omnibus Stock Incentive Plan as of May 31, 2022, no shares are available under these plans for future grants.

Equity Compensation Plans Not Approved by Stockholders

In connection with its acquisition of Caliber System, Inc. ("Caliber") in January 1998, FedEx assumed Caliber's officers' deferred compensation plan. This plan was approved by Caliber's board of directors, but not by Caliber's or FedEx's stockholders. Following FedEx's acquisition of Caliber, Caliber stock units under the plan were converted to FedEx common stock equivalent units. In addition, the employer's 50% matching contribution on compensation deferred under the plan was made in FedEx common stock equivalent units. Subject to the provisions of the plan, distributions to participants with respect to their stock units may be paid in shares of FedEx common stock on a one-for-one basis. Effective January 1, 2003, no further deferrals or employer matching contributions will be made under the plan. Participants may continue to acquire FedEx common stock equivalent units under the plan, however, pursuant to dividend equivalent rights.

Summary Table

The following table sets forth certain information as of May 31, 2022, with respect to compensation plans under which shares of FedEx common stock may be issued.

Equity Compensation Plan Information

PLAN CATEGORY	NUMBER OF SHARES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS, AND RIGHTS	NUMBER OF SHARES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SHARES REFLECTED IN THE FIRST COLUMN)
Equity compensation plans approved by stockholders	15,328,425[1]	$190.00	10,824,217[2]
Equity compensation plans not approved by stockholders	581[3]	N/A	—
Total	15,329,006	$190.00	10,824,217[2]

[1] Represents shares of common stock issuable upon exercise of outstanding options granted under FedEx's stock plans. This number does not include 720 shares of common stock issuable under a retirement plan assumed by FedEx for former non-employee directors of Caliber.

[2] Shares available for equity grants under the 2019 Plan (no more than 1,060,628 of the shares available under the 2019 Plan may be used for full-value awards).

[3] Represents shares of FedEx common stock issuable pursuant to the officers' deferred compensation plan assumed by FedEx in the Caliber acquisition as described under "— Equity Compensation Plans Not Approved by Stockholders" above.

AUDIT MATTERS

> **Proposal 3**
> Ratification of the Appointment of the
> Independent Registered Public Accounting Firm

Vote Required for Ratification

The Audit and Finance Committee is responsible for selecting FedEx's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint Ernst & Young as FedEx's independent registered public accounting firm for fiscal year 2023. The Board of Directors believes, however, that submitting the appointment of Ernst & Young to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit and Finance Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of Ernst & Young as FedEx's independent registered public accounting firm requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

Your Board of Directors recommends that you vote "FOR" this proposal

Appointment of Independent Registered Public Accounting Firm

Ernst & Young audited FedEx's annual financial statements for the fiscal year ended May 31, 2022, and FedEx's internal control over financial reporting as of May 31, 2022. The Audit and Finance Committee has appointed Ernst & Young to be FedEx's independent registered public accounting firm for the fiscal year ending May 31, 2023.

Ernst & Young has been FedEx's external auditor continuously since 2002. The members of the Audit and Finance Committee and the Board of Directors believe that the continued retention of Ernst & Young to serve as FedEx's independent registered public accounting firm is in the best interests of the company and our stockholders.

The stockholders are asked to ratify this appointment at the annual meeting. Representatives of Ernst & Young will attend the meeting to respond to appropriate questions and to make a statement if they so desire.

Policies Regarding Independent Auditor

The Audit and Finance Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, including the audit fee negotiations associated with the retention of the firm. Additionally, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Audit and Finance Committee and its chairperson are directly involved in the selection of any new lead engagement partner. To help ensure the independence of the independent registered public accounting firm, the Audit and Finance Committee has adopted two policies: the Policy on Engagement of Independent Auditor and the Policy on Hiring Certain Employees and Partners of the Independent Auditor.

Pursuant to the Policy on Engagement of Independent Auditor, the Audit and Finance Committee preapproves all audit services and non-audit services to be provided to FedEx by its independent registered public accounting firm. The Audit and Finance Committee may delegate to one or more of its members the authority to grant the required approvals, provided that any exercise of such authority is reported at the next Audit and Finance Committee meeting.

The Audit and Finance Committee may preapprove for up to one year in advance the provision of particular types of permissible routine and recurring audit-related, tax, and other non-audit services, in each case described in reasonable detail and subject to a specific annual monetary limit also approved by the Audit and Finance Committee. The Audit and Finance Committee must be informed about each such service that is actually provided. In cases where a service is not covered by one of those approvals, the service must be specifically preapproved by the Audit and Finance Committee no earlier than one year prior to the commencement of the service.

Each audit or non-audit service that is approved by the Audit and Finance Committee (excluding tax services performed in the ordinary course of FedEx's business and excluding other services for which the aggregate fees are expected to be less than $50,000) will be reflected in a written engagement letter or writing specifying the services to be performed and the cost of such services, which will be signed by either a member of the Audit and Finance Committee or by an officer of FedEx authorized by the Audit and Finance Committee to sign on behalf of FedEx.

The Audit and Finance Committee will not approve any prohibited non-audit service or any non-audit service that individually or in the aggregate may impair, in the Audit and Finance Committee's opinion, the independence of the independent registered public accounting firm.

In addition, the policy provides that FedEx's independent registered public accounting firm may not provide any services, including financial counseling and tax services, to any FedEx officer, Audit and Finance Committee member, or FedEx managing director (or its equivalent) in the Finance department or to any immediate family member of any such person. The Policy on Engagement of Independent Auditor is available under the ESG heading below "Governance" on the Investor Relations page of our website at **investors.fedex.com**.

Pursuant to the Policy on Hiring Certain Employees and Partners of the Independent Auditor, FedEx will not hire a person who is concurrently a partner or other professional employee of the independent registered public accounting firm or, in certain cases, an immediate family member of such a person. Additionally, FedEx will not hire a former partner or professional employee of the independent registered public accounting firm in an accounting role or a financial reporting oversight role if he or she remains in a position to influence the independent registered public accounting firm's operations or policies, has capital balances in the independent registered public accounting firm, or maintains certain other financial arrangements with the independent registered public accounting firm. FedEx will not hire a former member of the independent registered public accounting firm's audit engagement team (with certain exceptions) in a financial reporting oversight role without waiting for a required "cooling-off" period to elapse.

FedEx's Executive Vice President and Chief Financial Officer must preapprove any hire who was employed during the preceding three years by the independent registered public accounting firm, and report at least annually all such hires to the Audit and Finance Committee.

Report of the Audit and Finance Committee of the Board of Directors

The Audit and Finance Committee assists the Board of Directors in its oversight of FedEx's financial reporting process. The Audit and Finance Committee's responsibilities are more fully described in its charter, which is available on the Investor Relations page of the FedEx website at **investors.fedex.com/esg/board-of-directors/committee-charters/audit-committee-charter**.

Management has the primary responsibility for the financial statements and the financial reporting process, including internal control over financial reporting. FedEx's independent registered public accounting firm is responsible for performing an audit of FedEx's consolidated financial statements and expressing an opinion on the fair presentation of those financial statements in conformity with United States generally accepted accounting principles. The independent registered public accounting firm also is responsible for performing an audit of and expressing an opinion on the effectiveness of FedEx's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit and Finance Committee reviewed and discussed with management the audited consolidated financial statements for the fiscal year ended May 31, 2022, including a discussion of, among other things:

› The acceptability and quality of the accounting principles;

› The reasonableness of significant accounting judgments and critical accounting policies and estimates;

› The clarity of disclosures in the financial statements; and

› The adequacy and effectiveness of FedEx's financial reporting procedures, disclosure controls and procedures, and internal control over financial reporting, including management's assessment and report on internal control over financial reporting.

The Audit and Finance Committee also reviewed with the Chief Executive Officer and Chief Financial Officer of FedEx their respective certifications with respect to FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2022.

The Audit and Finance Committee reviewed and discussed with the independent registered public accounting firm the audited consolidated financial statements for the fiscal year ended May 31, 2022, the firm's judgments as to the acceptability and quality of FedEx's accounting principles, and such other matters as are required to be discussed with the Audit and Finance Committee by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. The Audit and Finance Committee also reviewed and discussed with the independent registered public accounting firm its audit of the effectiveness of FedEx's internal control over financial reporting.

In addition, the Audit and Finance Committee received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the firm's communications with the Audit and Finance Committee concerning independence, and discussed with the independent registered public accounting firm the firm's independence.

The Audit and Finance Committee discussed with FedEx's senior internal audit executive and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit and Finance Committee meets with the senior internal audit executive and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of FedEx's internal controls, and the overall quality of FedEx's financial reporting.

In reliance on the reviews and discussions referred to above, and the receipt of unqualified opinions from Ernst & Young LLP dated July 18, 2022, with respect to the consolidated financial statements of FedEx as of and for the fiscal year ended May 31, 2022, and with respect to the effectiveness of FedEx's internal control over financial reporting, the Audit and Finance Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in FedEx's Annual Report on Form 10-K for the fiscal year ended May 31, 2022, for filing with the SEC.

Audit and Finance Committee Members



R. BRAD MARTIN
Chairman



MARVIN R. ELLISON



KIMBERLY A. JABAL



AMY B. LANE*



FREDERICK P. PERPALL



JOSHUA COOPER RAMO



V. JAMES VENA*

*Ms. Lane and Mr. Vena were appointed to the Audit and Finance Committee effective June 14, 2022.

Audit and Non-Audit Fees

The following table sets forth fees for services Ernst & Young provided to FedEx during fiscal 2022 and 2021, which were preapproved by FedEx's Audit and Finance Committee in accordance with the Policy on Engagement of Independent Auditor (discussed above):

	2022	2021
Audit	$31,050,000	$32,359,000
Audit-related fees	1,732,000	1,748,000
Tax fees	4,120,000	4,667,000
All other fees	6,000	127,000
Total	$36,908,000	$38,901,000

› **Audit Fees.** Represents fees for professional services provided for the audit of FedEx's annual financial statements, the audit of FedEx's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, the review of FedEx's quarterly financial statements, audit services provided in connection with other statutory or regulatory filings, and consents and comfort letters in connection with registered securities offerings and registration statements.

› **Audit-Related Fees.** Represents fees for assurance and other services related to the audit of FedEx's financial statements. The fees for fiscal 2022 and fiscal 2021 were for benefit plan audits, international accounting and reporting compliance, and system and organization controls (SOC) assessments and reports. The fees for fiscal 2021 also include fees for technology-related assessments.

› **Tax Fees.** Represents fees for professional services provided primarily for international tax compliance and domestic and international tax advisory services. Tax compliance and preparation fees totaled $2,900,000 and $3,400,000 in fiscal 2022 and 2021, respectively.

› **All Other Fees.** Represents fees for products and services provided to FedEx not otherwise included in the categories above. The fees for fiscal 2022 were for online technical resources. The fees for fiscal 2021 were for third-party anti-corruption compliance resources and online technical resources.

FedEx's Audit and Finance Committee has determined that the provision of non-audit services by Ernst & Young is compatible with maintaining Ernst & Young's independence.

STOCK OWNERSHIP

Directors, Director Nominees, and Executive Officers

The following table sets forth the amount of FedEx's common stock beneficially owned by each director or nominee, each named executive officer included in the Summary Compensation Table, and all directors, director nominees, and executive officers as a group, as of July 25, 2022. Unless otherwise indicated, beneficial ownership is direct and the person shown has sole voting and investment power.

| | COMMON STOCK BENEFICIALLY OWNED | | |
NAME OF BENEFICIAL OWNER	NUMBER OF SHARES	NUMBER OF OPTION SHARES[1]	PERCENT OF CLASS[2]
Frederick W. Smith	19,434,345[3]	1,476,580	8.00%
Marvin R. Ellison	4,989	26,685	*
Susan Patricia Griffith	3,073[4]	14,888	*
Kimberly A. Jabal	3,213[5]	12,810	*
Shirley Ann Jackson	8,809	8,220	*
Amy B. Lane	772	840	*
R. Brad Martin	67,035[6]	30,385	*
Frederick P. Perpall	224	1,992	*
Joshua Cooper Ramo	3,537	24,150	*
Susan C. Schwab	5,899	30,385	*
David P. Steiner	29,940	30,385	*
Rajesh Subramaniam	75,117[7]	273,096	*
V. James Vena	1,497	840	*
Paul S. Walsh	14,000	30,385	*
Stephen E. Gorman	178	—	*
Nancy A. Norton	—	—	*
Michael C. Lenz	18,251	104,900	*
Robert B. Carter	57,862[8]	182,975	*
Donald F. Colleran	46,089	149,970	*
All directors, director nominees, and executive officers as a group (24 persons)	19,868,241[9]	2,780,614	8.62%

* Less than 1% of FedEx's outstanding common stock.

[1] Reflects the number of shares that can be acquired at July 25, 2022, or within 60 days thereafter through the exercise of stock options. These shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

[2] Based on 259,907,654 shares outstanding on July 25, 2022.

[3] Includes 14,387,734 shares owned by Mr. Smith (as of July 25, 2022, 1,950,000 of such shares have been pledged as security by Mr. Smith), 4,141,280 shares owned by Frederick Smith Enterprise Company, Inc. ("Enterprise"), a family holding company (as of July 25, 2022, 105,000 of such shares have been pledged as security by Enterprise), 902,018 shares held through grantor retained annuity trusts, and 736 shares owned by Mr. Smith's spouse. Regions Bank, Memphis, Tennessee, as trustee of a trust of which Mr. Smith is the lifetime beneficiary, holds 55% of Enterprise's outstanding stock, and Mr. Smith owns 45% directly. Includes 2,577 shares held in FedEx's retirement savings plan. Mr. Smith's business address is 942 South Shady Grove Road, Memphis, Tennessee 38120.

[4] Includes 1,000 shares owned by Susan P. Griffith Living Trust.

[5] All 3,213 shares owned by KJ Family Trust.

[6] Includes 7,250 shares owned by R. Brad Martin Family Foundation, 750 shares in children's trusts, and 2,100 shares owned by Mr. Martin's spouse.

[7] Includes 43,032 shares owned by a family trust.

[8] Includes 2,946 shares owned by Mr. Carter's spouse.

[9] Includes the shares reflected in footnotes 3-8 above, 388 shares held in FedEx's retirement savings plan, 12,554 shares held in trusts, and 100 shares held by children.

FedEx®

Significant Stockholders

The following table lists certain persons known by FedEx to own beneficially more than five percent of FedEx's outstanding shares of common stock as of March 31, 2022.

	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania	18,784,798[1]	7.25%
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	17,328,625[2]	6.69%
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	16,452,030[3]	6.35%
PRIMECAP Management Company 177 East Colorado Boulevard, 11th Floor Pasadena, California 91105	13,237,477[4]	5.11%

[1] The Vanguard Group, Inc., a registered investment advisor, did not have sole voting power over any shares, had sole investment power over 17,791,629 shares, and shared investment power over 993,169 shares.

[2] Dodge & Cox, a registered investment advisor, had sole voting power over 16,372,994 shares and sole investment power over all 17,328,625 shares.

[3] BlackRock, Inc. is the parent holding company of certain institutional investment managers, which collectively had sole voting power over 14,586,248 shares, had sole investment power over 16,451,475 shares, and shared investment power over 555 shares.

[4] PRIMECAP Management Company, a registered investment advisor, had sole voting power over 12,741,504 shares and sole investment power over all 13,237,477 shares.

AMENDMENT TO 2019 OMNIBUS STOCK INCENTIVE PLAN

> **Proposal 4**
> ## Approval of the Amendment to the 2019 Omnibus Stock Incentive Plan to Increase the Number of Authorized Shares

Our stockholders originally approved the 2019 Plan at the 2019 annual meeting of stockholders. The 2019 Plan currently provides that the maximum number of shares of FedEx common stock that may be issued pursuant to awards granted under the 2019 Plan is 17,000,000 shares, of which no more than 1,500,000 shares may be issued as full-value awards (i.e., awards other than stock options or stock appreciation rights).

On June 12, 2022, our Compensation & HR Committee approved an amendment to the excise tax provision of the 2019 Plan to provide that if, in connection with a change of control of FedEx, any compensation payable to a participant under the 2019 Plan equals or exceeds the amount that is three times the participant's "base amount" (as defined under Section 280G), any compensation in excess of that threshold will be automatically reduced, to the extent possible, to $1 below that threshold.

In addition, on July 18, 2022, the Board of Directors, upon the recommendation of the Compensation & HR Committee, approved an amendment to the 2019 Plan, subject to approval by the stockholders at the annual meeting, to increase the number of shares authorized for issuance under the 2019 Plan. If approved by our stockholders, the amendment would authorize an additional 5,000,000 shares for issuance under the 2019 Plan. However, none of the additional shares will be issuable as full-value awards (i.e., restricted stock or any other equity awards other than stock options or stock appreciation rights). The amendment would not make any other changes to the 2019 Plan.

The Board of Directors recommends that our stockholders approve the amendment to increase the number of shares authorized for issuance under the 2019 Plan. FedEx relies on equity awards to retain and attract key employees and non-employee Board members and believes that equity incentives are necessary for FedEx to remain competitive with regard to retaining and attracting highly qualified individuals upon whom, in large measure, the future growth and success of FedEx depend. Absent an increase in the number of authorized shares under the 2019 Plan, we do not expect to have sufficient shares to meet our anticipated equity compensation needs for fiscal 2025 (which begins on June 1, 2024). We believe that increasing the number of shares issuable under the 2019 Plan is necessary in order to allow FedEx to continue to utilize equity awards (namely, stock options and restricted shares) to retain and attract the services of key individuals essential to FedEx's long-term growth and financial success and to further align their interests with those of FedEx's stockholders. The 2019 Plan amendment would further these objectives by allowing FedEx to grant awards under the 2019 Plan through fiscal 2026, as estimated using current grant practices and assumptions regarding share utilization.

The following factors were taken into account by the Compensation & HR Committee and the Board of Directors in approving the proposed amendment to increase the number of authorized shares under the 2019 Plan: FedEx's historical burn rate; the number of shares remaining available under the 2019 Plan for future awards; the number of outstanding stock options and unvested restricted shares; dilution resulting from the proposed increase in authorized shares; the stockholder value transfer resulting from the proposed increase; and the remaining term of the 2019 Plan in which awards may be granted.

A summary of the 2019 Plan is set forth below. This summary is, however, qualified by and subject to the full text of the 2019 Plan, as proposed to be amended, which is attached as *Appendix D*. For ease of reference, the marked copy of the 2019 Plan in *Appendix D* shows the deleted text in strikethrough format and added text underlined. Capitalized terms used in this summary that are not otherwise defined have the respective meanings given such terms in the 2019 Plan.

If our stockholders approve the amendment to the 2019 Plan, we will file with the SEC a registration statement on Form S-8, as soon as reasonably practicable after the approval, to register the additional shares available for issuance under the 2019 Plan.

Vote Required for Approval

The affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote is required to approve the amendment to the 2019 Plan.

Your Board of Directors recommends that you vote "FOR" this proposal.

Number of Shares That May be Awarded under the 2019 Plan

The 2019 Plan is the sole FedEx equity compensation plan under which awards can be made. The 2019 Plan currently provides that the maximum number of shares of FedEx common stock that may be issued pursuant to awards granted under the 2019 Plan is 17,000,000 shares, of which no more than 1,500,000 shares may be issued as full-value awards. The following table sets forth as of July 25, 2022, the total number of shares available for awards (stock option, stock appreciation right, or full-value awards) under the 2019 Plan (both before and after the requested increase in authorized shares), together with the equity dilution represented by such shares as a percentage of the shares of FedEx common stock outstanding as of July 25, 2022, and the number of shares available only for full-value awards under the 2019 Plan (both before and after the requested increase in authorized shares):

	TOTAL NUMBER OF SHARES AVAILABLE FOR FUTURE AWARDS	PERCENTAGE OF OUTSTANDING SHARES	SHARES AVAILABLE ONLY FOR FULL-VALUE AWARDS[1]
Shares available for future awards under the 2019 Plan	8,983,951	3.46%	937,201
Requested increase in authorized shares under the 2019 Plan	5,000,000	1.92%	—
Shares available for future awards under the 2019 Plan after approval of proposed amendment	13,983,951	5.38%	937,201

[1] These share amounts are included in "Total Number of Shares Available for Future Awards."

The number of shares that may be issued under the 2019 Plan is subject to adjustment in the event of certain equity restructuring events and corporate reorganizations, as discussed below. To the extent that an award is canceled, terminates, expires, is forfeited, or lapses for any reason, any unissued or forfeited shares subject to the awards will be available again for issuance pursuant to awards granted under the 2019 Plan.

As of July 25, 2022, there were 16,722,524 shares of FedEx common stock issuable pursuant to the exercise of outstanding stock options with a weighted-average exercise price of $194.72 and a weighted-average remaining contractual term of 6.6 years, and 432,427 unvested shares of restricted stock. In addition, as of July 25, 2022, there were 501 shares of FedEx common stock issuable under the Caliber officers' deferred compensation plan and 680 shares of FedEx common stock issuable under the Caliber retirement plan for non-employee directors. See "Equity Compensation Plans — Equity Compensation Plans Not Approved by Stockholders" for information on the Caliber plans. On July 25, 2022, the closing price of FedEx common stock on the New York Stock Exchange was $228.17 per share.

Stock options held by employees generally vest ratably over three or four years beginning on the first anniversary of the grant date. Stock options granted to non-employee directors generally fully vest on the one-year anniversary of the grant date. Restricted shares generally vest ratably over four years beginning on the first anniversary of the grant date. Stock options and unvested restricted shares held by the named executive officers as of May 31, 2022, are set forth in the "Outstanding Equity Awards at End of Fiscal 2022" table earlier in this proxy statement.

The following table sets forth information regarding stock option and restricted stock awards and the run rate of our equity compensation program for each of, as well as the averages over, the last three fiscal years. The run rate represents all awards granted in a fiscal year divided by the number of common shares outstanding at the end of that fiscal year.

	FISCAL 2020	FISCAL 2021	FISCAL 2022	3-YEAR AVERAGE
Stock options granted	3,839,144	4,717,412	1,812,623	3,456,393
Restricted shares granted	207,012	335,004	115,172	219,063
Common shares outstanding at fiscal year-end	261,571,882	266,952,909	259,513,635	262,679,475
Run rate	1.55%	1.89%	0.74%	1.40%

PLAN HIGHLIGHTS; PROMOTION OF SOUND CORPORATE GOVERNANCE PRACTICES

While the 2019 Plan affords flexibility in designing long-term equity incentives that are responsive to evolving regulatory changes and compensation best practices and incorporate tailored, performance-based measures, the 2019 Plan also contains a number of restrictive features that are designed to protect stockholder interests and ensure that awards are granted through a disciplined and thoughtful process — including the following:

› *No Discounted Stock Options.* The 2019 Plan prohibits the grant of stock options with an exercise price less than the fair market value of FedEx common stock on the date of grant.

› *No Repricing of Awards Without Prior Stockholder Approval.* The 2019 Plan prohibits the repricing of stock options and stock appreciation rights either by amendment of an award agreement or by substitution of a new award at a lower price.

› *No Grants of "Reload" Awards.* The 2019 Plan does not provide for "reload" awards (i.e., the automatic substitution of a new award of like kind and amount upon the exercise of a previously granted award).

› *No Annual "Evergreen" Provision.* The 2019 Plan provides a specific maximum share limitation (22,000,000, if the requested increase in authorized shares is approved), and does not provide for an annual or automatic increase in the number of shares available for awards under the 2019 Plan.

› *Cap on Full-Value Awards.* The 2019 Plan includes a limit on the number of shares (1,500,000) that may be issued as full-value awards (i.e., awards other than stock options or stock appreciation rights). If the amendment is approved, none of the additional shares authorized for issuance under the 2019 Plan would be issuable as full-value awards.

› *Prohibition of Certain Share Recycling, or "Liberal Share Counting," Practices.* The 2019 Plan does not allow shares to be added back to the maximum share limitation under the 2019 Plan if they were withheld, deducted, or delivered for tax payments relating to stock options or stock appreciation rights; used to pay the exercise price of a stock option; repurchased on the open market with proceeds of a stock option exercise; or not issued upon exercise for any reason (including as a result of the net settlement or net exercise) of an outstanding stock option or share-settled stock appreciation right.

› *No "Liberal Change in Control" Definition.* The 2019 Plan's definition of "change of control" for purposes of accelerating vesting of awards is not considered "liberal." As an example, mergers, consolidations, reorganizations, asset sales, and asset dispositions are required to be consummated (with existing stockholders owning less than 60% of voting power after the transaction), rather than merely approved by stockholders. Likewise, the definition does not include the mere commencement or announcement of a tender or exchange offer for FedEx stock, the acquisition of any less than 30% of voting power by third parties, or a change in less than half of the Board of Directors.

› *No Dividends Paid Out on Unearned Performance Awards.* The 2019 Plan provides that dividend equivalents payable on performance awards may be paid only when the underlying award is paid or settled.

› *Minimum Vesting Requirement.* With limited exceptions, all awards made under the 2019 Plan have a minimum vesting period of at least one year.

› *Ten-Year Plan Term.* The 2019 Plan prohibits the making of awards after June 30, 2029, and limits the exercise term of stock options and stock appreciation rights to ten years from the grant date.

› *Independent Committee Administration.* The 2019 Plan is administered by our Compensation & HR Committee, which is comprised solely of independent, non-employee directors.

› *Certain Awards are Subject to Clawback Policy.* The Board of Directors, upon recommendation of the Compensation & HR Committee, has the authority, in the event of certain types of misconduct and upon the occurrence of specified events, to cancel certain awards, including vested awards, and to recoup gains realized from previous awards by any current or former "executive officer" (defined as "officers" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended).

› *Limit on Non-Employee Director Compensation.* The maximum amount that may be paid to any one non-employee director in a single fiscal year, in cash, awards (valued on the grant date), or otherwise, is $1,000,000.

› *280G Cutback.* Amounts payable under the 2019 Plan in connection with a change of control in FedEx that equal or exceed a participant's "safe harbor" limit under Section 280G of the Code are automatically reduced, to the extent possible, to $1 below that threshold.

In addition, under FedEx's current equity grant practices, equity awards to employees generally vest ratably over a period of three or four years, and the 2019 Plan provides that awards tied to performance criteria cannot be earned within less than one year from the date of grant. Finally, the company's gross run rate, or burn rate, has averaged only 1.40% over the past three years, and we estimate that, upon approval of the amendment, the maximum level of equity dilution caused by FedEx's equity compensation program will be only 10.6% on a fully diluted basis.

PURPOSE OF THE 2019 PLAN

The purpose of the 2019 Plan is to aid FedEx and its subsidiaries and affiliates in retaining, attracting, and rewarding non-employee directors and designated key employees of outstanding ability and to motivate them to exert their best efforts to achieve the company's long-term goals. The Board of Directors believes that increased ownership of FedEx common stock by employees and directors, and compensation that is otherwise linked to the value of FedEx common stock, will further align their interests with those of FedEx's other stockholders and will promote the company's long-term success and the creation of long-term stockholder value.

ADMINISTRATION OF THE 2019 PLAN

The 2019 Plan is administered by those members, not less than two, of the Compensation & HR Committee of the Board of Directors or such successor committee or subcommittee of the Board of Directors that is designated by the Board to administer the 2019 Plan (the "Committee") who qualify as "independent directors" under Section 303A of the New York Stock Exchange Listed Company Manual and are "non-employee directors" as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Each member of the Compensation & HR Committee currently meets these qualifications.

Subject to the express provisions of the 2019 Plan, the Committee has full and exclusive power, authority, and discretion to take any and all actions necessary, appropriate, or advisable for the administration of the 2019 Plan, including the following:

› Designate participants in the 2019 Plan;

› Determine the type or types of awards to be granted to each participant and the number, terms, and conditions of, and restrictions on, each award; provided, that any award granted under the 2019 Plan is subject to a minimum vesting period of one year with limited exceptions;

› Establish, adopt, or revise rules, guidelines, and policies for the administration of the 2019 Plan; and

› Construe and interpret the 2019 Plan, any award agreement, and other documents and instruments relating to the 2019 Plan or any award.

Awards made under the 2019 Plan to non-employee directors are approved by the Board of Directors upon the recommendation of the Committee. The Committee retains full independent authority under the 2019 Plan with respect to all other aspects of such awards. The Committee may delegate to one or more officers the authority to grant awards under the 2019 Plan within specified parameters (as to the number, types, and terms of such awards), other than awards to certain senior officers.

SHARES AWARDED UNDER THE 2019 PLAN

The number of shares that may be issued under the 2019 Plan and the limitations on individual awards are subject to adjustment in the event of certain equity restructuring events and corporate reorganizations, as discussed below.

The 2019 Plan provides for the use of authorized but unissued shares or treasury shares. To the extent that an award is canceled, terminates, expires, is forfeited, or lapses for any reason, any unissued or forfeited shares subject to the award will be available again for issuance pursuant to awards granted under the 2019 Plan.

To the extent that the full number of shares subject to a performance award (other than a stock option or stock appreciation right for which the relevant performance condition is appreciation in market price) is not issued because of a failure to achieve maximum performance goals, the number of shares not issued will be available again for issuance pursuant to awards granted under the 2019 Plan. Any shares related to awards that are settled in cash or other consideration in lieu of shares and any shares that are withheld or deducted from an award or delivered by a participant to satisfy tax withholding requirements relating to full-value awards (i.e., awards other than stock options or stock appreciation rights) will be available again for issuance pursuant to awards granted under the 2019 Plan. However, shares will not be added back to the maximum share limitation under the 2019 Plan if (i) the shares are withheld or deducted from an award or delivered by a participant to satisfy tax withholding requirements relating to stock options or stock appreciation rights; (ii) the shares are used for payment of the exercise price of a stock option; or (iii) the shares are repurchased on the open market with proceeds of a stock option exercise. In addition, to the extent that the full number of shares subject to a stock option or share-settled stock appreciation right is not issued upon exercise for any reason, including by reason of a net settlement or net exercise, then all shares that were covered by the exercised stock option or stock appreciation right will not be available for issuance pursuant to awards granted under the 2019 Plan.

ELIGIBILITY TO RECEIVE AWARDS

The 2019 Plan permits awards to be made to any of the following individuals, as designated by the Committee:

› non-employee directors of FedEx (currently, FedEx has 12 non-employee directors, 11 of whom are standing for reelection at the annual meeting; if all nominees are elected at the 2022 annual meeting, FedEx will have 13 non-employee directors);

› employees of FedEx and its subsidiaries and affiliates (currently, FedEx and its subsidiaries and affiliates have approximately 550,000 employees); and

› anyone to whom an offer of employment with FedEx or any of its subsidiaries or affiliates has been made, though prospective employees to whom an award has been made may not receive any payment in respect of or exercise any right with respect to such award until employment has commenced.

As of July 25, 2022, the stock options and restricted stock awards outstanding under the 2019 Plan were held by a total of 8,422 current and former employees and non-employee directors.

The basis for participation in the 2019 Plan is the Compensation & HR Committee's decision that an award to an eligible participant will further the 2019 Plan's purposes of retaining, attracting, and rewarding non-employee directors and designated key employees of outstanding ability and motivating eligible participants to exert their best efforts to achieve the company's long-term goals. In designating participants under the 2019 Plan, the Compensation & HR Committee will consider the recommendations of management and the purposes of the 2019 Plan.

TYPES OF AWARDS

The 2019 Plan authorizes the granting of awards in any of the following forms:

› options to purchase shares of FedEx common stock at a price not less than the fair market value of the shares as of the grant date — stock options may be designated under the Code as non-qualified stock options (which may be granted to all participants) or incentive stock options (which may be granted to employees, but not to non-employee directors or prospective employees);

› restricted shares, which are shares of FedEx common stock that are subject to restrictions on transferability and subject to forfeiture on terms set by the Committee;

› restricted stock units, which represent the right to receive shares of FedEx common stock (or an equivalent value in cash or any combination of cash and FedEx common stock, as specified in the award agreement) at a designated time in the future and which right is subject to restrictions on transferability and subject to forfeiture on terms set by the Committee;

› stock appreciation rights, which give the holder the right to receive the difference (payable in any combination of cash, FedEx common stock, or other form of consideration, as specified in the award agreement) between the fair market value per share of FedEx common stock, on the date of exercise over the exercise price of the award (which cannot be less than the fair market value of the underlying stock as of the grant date);

› performance awards, which are awards payable in cash or FedEx common stock (or any combination thereof) upon the attainment of specified performance goals (any award that may be granted under the 2019 Plan also may be granted in the form of a performance award);

› dividend equivalents with respect to full-value awards (and not, for the avoidance of doubt, with respect to stock options or stock appreciation rights), which entitle the participant to payments equal to any dividends paid on all or a portion of the number of shares of FedEx common stock underlying such full-value award, as determined by the Committee (with respect to dividend equivalents payable on performance awards, such dividend equivalents may be paid only to the extent and at the time the underlying award is paid or settled); and

› other stock-based awards in the discretion of the Committee, including unrestricted shares of FedEx common stock — for example, stock awarded purely as a bonus or issued in lieu of other rights to cash compensation.

Unless otherwise determined by the Committee and set forth in the applicable award agreement, awards under the 2019 Plan shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

TERM OF THE 2019 PLAN

Unless the 2019 Plan is earlier terminated in accordance with its provisions, no awards will be made under the 2019 Plan after June 30, 2029, but awards granted on or prior to such date will continue to be governed by the terms and conditions of the 2019 Plan and the applicable award agreement.

EXERCISE TERM OF STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

The Committee determines the period during which a stock option or stock appreciation right granted under the 2019 Plan may be exercised, but no such option or right will be exercisable for more than ten years from the grant date of such award.

LIMITATIONS ON INDIVIDUAL AWARDS

The maximum number of shares of FedEx common stock subject to stock options granted under the 2019 Plan to any one participant during any FedEx fiscal year is 1,000,000. The maximum number of shares of FedEx common stock subject to stock appreciation rights granted under the 2019 Plan to any one participant during any FedEx fiscal year is 1,000,000. The maximum number of restricted shares granted under the 2019 Plan to any one participant during any FedEx fiscal year is 500,000. The maximum number of shares of FedEx common stock underlying awards of restricted stock units granted under the 2019 Plan to any one participant during any FedEx fiscal year is 500,000. The maximum number of shares of FedEx common stock underlying other stock-based awards granted under the 2019 Plan to any one participant during any FedEx fiscal year is 500,000. These same individual award limitations apply to the extent the awards are granted in the form of performance awards.

PERFORMANCE GOALS

Any performance award granted under the 2019 Plan shall be earned, vested, and payable (as applicable) only upon the achievement of the performance goals established by the Committee based upon one or more performance criteria, together with the satisfaction of any other conditions, such as continued service, as the Committee may determine to be appropriate, subject to the change of control provision in the 2019 Plan.

Performance goals for performance awards may be based on one or more of, but are not limited to, the following performance criteria for FedEx, either on a consolidated basis or for a specified FedEx subsidiary, affiliate, or other business unit, or a division, region, department, or function within FedEx or a subsidiary or affiliate of FedEx:

› Revenues (net or gross);

› Profit (including net profit, pre-tax profit, gross profit, operating profit, economic profit, profit margins, or other corporate profit measures);

› Earnings (including earnings before interest and taxes; earnings before interest, taxes, depreciation, and amortization; earnings per share (basic or diluted); or other corporate earnings measures);

› Income (including net income (before or after taxes), operating income, or other corporate income measures);

› Cash (including cash flow, free cash flow, operating cash flow, net cash provided by operations, cash flow in excess of cost of capital, or other cash measures);

› Return measures (including return on assets (gross or net), return on equity, return on income, return on invested capital, return on operating capital, return on sales, and cash flow return on assets, capital, investments, equity, or sales);

› Operating margin or profit margin;

› Contribution margin by business segment;

› Share price or performance;

› Total stockholder return;

› Economic value increased;

› Volume growth;

› Package yields;

› Expenses (including expense management, expense ratio, expense efficiency ratios, expense reduction measures, or other expense measures);

› Operating efficiency or productivity measures or ratios;

› Dividend payout levels;

› Internal rate of return or increase in net present value; and

› Strategic business criteria consisting of one or more goals regarding, among other things, acquisitions and divestitures, successfully integrating acquisitions, customer satisfaction, employee satisfaction, safety standards, strategic plan development and implementation, agency ratings of financial strength, completion of financing transactions, and new product development.

The Committee may reserve the right to exercise its discretion to reduce or increase the amounts payable under any performance award.

RETAINERS FOR NON-EMPLOYEE DIRECTORS

Upon such terms and conditions as may be established by the Board of Directors, each non-employee director may elect to have all or part of his or her retainer paid in shares under the 2019 Plan.

LIMIT ON NON-EMPLOYEE DIRECTOR COMPENSATION

The maximum aggregate amount that may be paid to any one non-employee director in a single fiscal year, in cash, awards (valued on the grant date), or otherwise, is $1,000,000.

LIMITATIONS ON TRANSFER; BENEFICIARIES

A participant may not assign or transfer an award under the 2019 Plan, other than by will or by the laws of descent and distribution, or unless otherwise determined by the Committee, except that the Committee will not permit any participant to transfer an award to a third party for value. A participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the participant and to receive any distribution with respect to any award under the 2019 Plan upon the participant's death.

TERMINATION OF PARTICIPANT SERVICE; ACCELERATION UPON CERTAIN EVENTS

Unless otherwise determined by the Committee, if a participant's service terminates for any reason other than death, permanent disability, or eligible retirement (attainment of the age of 55 and cessation of service, or as otherwise determined by the Committee in its sole discretion), the participant's (a) vested service-based (i.e., not performance awards) stock options, and stock appreciation rights will be exercisable for ninety days from the date of the participant's termination of service or until the expiration of the stated period of the stock option or stock appreciation right, whichever period is the shorter, and (b) other awards will terminate and be forfeited.

Unless otherwise determined by the Committee:

› If a participant's service terminates by reason of death, (a) all of the participant's outstanding service-based stock options and stock appreciation rights will become fully vested and may be exercised by the participant's legal representative for a period of twelve months from the date of death or until the expiration of the stated period of the award, whichever period is shorter; (b) all vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will immediately lapse and such shares will be fully vested; and (c) the applicable award agreement will set forth the treatment of any other outstanding awards of the participant.

› If a participant's service terminates by reason of permanent disability, (a) all of the participant's outstanding service-based stock options and stock appreciation rights will become fully vested and may be exercised for a period of twenty-four months after such termination date or until the expiration of the stated period of the award, whichever period is shorter, provided, however, that if such participant dies within the twenty-four month period following such termination date, the stock options and stock appreciation rights may be exercised by the participant's legal representative, to the extent to which they were exercisable at the time of death, for a period of twelve months from the date of death or until the expiration of the stated period of the award, whichever period is shorter; (b) all vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will immediately lapse and such shares will be fully vested; and (c) the applicable award agreement will set forth the treatment of any other outstanding awards of the participant.

› If a participant's service terminates by reason of eligible retirement, (a) all of the participant's outstanding service-based stock options and stock appreciation rights will cease vesting and may be exercised, solely to the extent exercisable at the time of the participant's retirement, until the expiration of the stated period of the award; provided, however, that if the participant dies after such termination date, the stock options and stock appreciation rights may be exercised by the participant's legal representative, to the extent to which they were exercisable at the time of death, for a period of twelve months from the date of death or until the expiration of the stated period of the award, whichever period is shorter; (b) if the participant has attained the age of 60 at such termination date, all vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will immediately lapse and such shares will be fully vested; (c) if the participant has not yet attained the age of 60 at such termination date, all time-based vesting restrictions and conditions applicable to the participant's outstanding service-based restricted shares will continue in accordance with their terms, or until the participant's death or permanent disability; and (d) the applicable award agreement will set forth the treatment of any other outstanding awards of the participant.

› Upon a "change of control" (as defined by the 2019 Plan), (a) all outstanding service-based stock options and stock appreciation rights will become fully vested and immediately exercisable; (b) with respect to outstanding service-based restricted shares, restricted stock units, and other stock-based awards, as determined by the Committee, either (i) such shares or awards will be canceled and a cash payment will be made to each such participant in an amount equal to the highest price per share received by FedEx stockholders in connection with such change of control multiplied by the number of such unvested restricted shares, restricted stock units, or other stock-based awards then held by such participant, or (ii) all vesting restrictions and conditions applicable to such shares or awards will immediately lapse and such shares or awards will be fully vested; and (c) with respect to outstanding performance-based awards, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met.

In addition, the Committee may, in its discretion, accelerate the vesting or payment of awards at any time. The Committee may differentiate among participants or among awards in exercising such discretion. The Committee may not accelerate payment of any award if such acceleration would subject such payment to tax under Code Section 409A.

ADJUSTMENTS

In the event of an equity restructuring transaction that causes the per-share value of FedEx common stock to change (including any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend), the share authorization limits under the 2019 Plan will be adjusted proportionately, and the Committee will make such adjustments to the 2019 Plan and outstanding awards as it deems necessary or appropriate, in its sole discretion, to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the 2019 Plan. In the event of a stock split, a stock dividend, or a combination or consolidation of the outstanding common stock into a lesser number of shares, the authorization limits under the 2019 Plan will automatically be adjusted proportionately, and the shares then subject to each outstanding award will automatically be adjusted proportionately without any change in the aggregate exercise price for such award. The 2019 Plan permits the Committee to make certain discretionary adjustments to outstanding awards upon the occurrence or in anticipation of any transaction described above or any share combination, exchange or reclassification, recapitalization, merger, consolidation, or other corporate reorganization affecting FedEx common stock.

AMENDMENT AND TERMINATION OF THE 2019 PLAN AND OF OUTSTANDING AWARDS

The Board of Directors or the Committee may amend, modify, suspend, discontinue, or terminate the 2019 Plan at any time. However, any such amendment or modification will be subject to stockholder approval if it would (a) increase the total number of shares available for issuance pursuant to awards granted under the 2019 Plan (with the exception of certain adjustments for changes in capitalization, as discussed above), (b) delete or limit the repricing prohibition discussed below, or (c) require stockholder approval under applicable law, regulation, or securities exchange rule or listing requirement. Under these rules, stockholder approval will not necessarily be required for all amendments that might increase the cost of the 2019 Plan or broaden its eligibility requirements. In addition, the Board of Directors or the Committee may condition any amendment or modification on the approval of stockholders for any other reason. No amendment, modification, suspension, discontinuance, or termination of the 2019 Plan will impair the rights of any participant under any award previously granted under the 2019 Plan without such participant's written consent, unless the Committee determines in its sole discretion that such action is not reasonably likely to significantly reduce or diminish the benefits provided to the participant under such award.

The Committee may waive any conditions or restrictions under, amend, or modify the terms and conditions of, or cancel or terminate any outstanding award at any time. However, with the exception of actions taken to comply with law and subject to the provisions of the applicable award agreement, no such amendment, modification, cancellation, or termination may be undertaken if it would impair the rights of a participant under an award without such participant's written consent, unless the Committee determines in its sole discretion that such action is not reasonably likely to significantly reduce or diminish the benefits provided to the participant under such award.

REPRICING PROHIBITED

As indicated above, outstanding stock options and stock appreciation rights cannot be repriced, directly or indirectly, without the prior consent of FedEx's stockholders. The exchange of an "underwater" option (i.e., an option having an exercise price in excess of the current market value of the underlying stock) for another award or cash would be considered an indirect repricing and would, therefore, require the prior consent of FedEx's stockholders.

LOANS PROHIBITED

FedEx will not loan funds to any participant for the purpose of paying the exercise price associated with a stock option or stock appreciation right granted under the 2019 Plan or for the purpose of paying any taxes associated with the grant, exercise, lapse of restriction, vesting, distribution, payment, or other taxable event involving any award under the 2019 Plan.

CLAWBACK OF AWARDS

In March 2019, FedEx adopted a Policy on Recoupment of Incentive Compensation (the "Clawback Policy") that is applicable to certain awards that may be granted under the 2019 Plan. Pursuant to the Clawback Policy, the Board of Directors, upon the recommendation of the Compensation & HR Committee, has the authority, in the event of certain types of misconduct and upon the occurrence of specified events, to cancel certain awards, including vested awards, and to recoup gains realized from previous awards by any current or former "executive officer" (defined as "officers" for purposes of Section 16 of the Securities Exchange Act of 1934, as amended).

280G CUTBACK

In June 2022, the Compensation & HR Committee amended the 2019 Plan to provide that if the value of any unvested equity awards that accelerate in connection with a change of control of FedEx would cause an award holder to incur any excise tax under Section 4999 of the Internal Revenue Code, then the amount of the individual's awards eligible to accelerate will automatically be reduced, to the extent possible, to one dollar ($1) less than three times the individual's "base amount" (as defined in Section 280G).

NEW PLAN BENEFITS

The benefits that will be awarded or paid under the 2019 Plan are not currently determinable. Any future awards granted to eligible participants under the 2019 Plan will be made at the discretion of the Committee, the Board of Directors, or under delegated authority, and no such determination as to future awards or who might receive them has been made. Information regarding our recent practices with respect to equity-based compensation is presented elsewhere in this proxy statement. See "Compensation Discussion and Analysis — Long–Term Equity Incentives — Stock Options and Restricted Stock" beginning on page 67.

EXISTING PLAN BENEFITS TO NAMED EXECUTIVE OFFICERS AND OTHERS

The following table sets forth with respect to each named executive officer listed in the Summary Compensation Table on page 71 and each group listed below (i) the number of shares of common stock issuable pursuant to stock options granted under the 2019 Plan and (ii) the number of restricted shares of common stock awarded under the 2019 Plan, in each case since the 2019 Plan's inception on September 24, 2019 through July 25, 2022 (without regard to whether any grants were subsequently forfeited, terminated, or canceled). During this same time period, FedEx has not made any grants under any other stock option or restricted stock plans.

	OPTION SHARES GRANTED SINCE ADOPTION OF PLAN	RESTRICTED SHARES GRANTED SINCE ADOPTION OF PLAN
F.W. Smith	354,735	0
M.C. Lenz	65,455	14,845
R. Subramaniam	149,730	24,985
D.F. Colleran	69,620	16,780
R.B. Carter	57,705	13,890
All current executive officers as a group (10 persons)	891,710	123,580
All non-employee directors as a group (12 persons)	52,632	0
Stephen E. Gorman (director nominee)	0	0
Nancy A. Norton (director nominee)	0	0
Richard W. Smith, President and Chief Executive Officer – Elect of FedEx Express (associate of executive officer (son of Executive Chairman))	42,645	10,830
All employees, including all current officers who are not executive officers, as a group (9,030 persons)	8,008,322	450,834

FOREIGN JURISDICTIONS

In order to foster and promote achievement of the material purposes of the 2019 Plan in foreign jurisdictions and to fairly accommodate for differences in local law, tax policy, or custom, the Committee may grant awards with terms that are inconsistent with the terms of the 2019 Plan or provide additional terms. These inconsistent or additional terms may be reflected in sub-plans, supplements, or alternative versions of the 2019 Plan, but will not include any provisions that are inconsistent with the 2019 Plan then in effect unless the 2019 Plan could have been amended to eliminate such inconsistency without further approval by the stockholders.

EXPENSES

All expenses of the 2019 Plan are paid for by FedEx.

FEDERAL INCOME TAX CONSEQUENCES

The following is a general description of the material United States federal income tax consequences associated with awards under the 2019 Plan. It is based on existing United States laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. This information is not exhaustive and is not intended to be tax advice to anyone, including participants in the 2019 Plan. Among other things, this summary does not describe state, local, or foreign tax consequences, which may be substantially different. Accordingly, FedEx urges each participant to consult his or her own tax advisor as to the specific tax consequences of participation in the 2019 Plan under federal, state, local, and other applicable laws.

Stock Options. Neither incentive stock option grants nor non-qualified stock option grants cause any tax consequences to the participant or FedEx at the time of grant. Upon the exercise of a non-qualified stock option, the excess of the market value of the shares acquired over their exercise price is ordinary income to the participant and is deductible by FedEx. The participant's tax basis for the shares is the market value thereof at the time of exercise. Any gain or loss realized upon a subsequent disposition of the stock will generally constitute capital gain, in connection with which FedEx will not be entitled to a tax deduction.

Upon the exercise of an incentive stock option, the participant will not realize taxable income, but the excess of the fair market value of the stock over the exercise price may give rise to alternative minimum tax. When the stock acquired upon exercise of an incentive stock option is subsequently sold, the participant will recognize income equal to the difference between the sales price and the exercise price of the option. If the sale occurs after the expiration of two years from the grant date and one year from the exercise date, the income will constitute long-term capital gain. If the sale occurs prior to that time, the participant will recognize ordinary income to the extent of the lesser of the gain realized upon the sale or the difference between the fair market value of the acquired stock at the time of exercise and the exercise price; any additional gain will constitute capital gain. FedEx will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant, subject to any applicable limitations under Internal Revenue Code Section 162(m), but will not be entitled to a deduction in connection with any capital gain recognized by the participant. If the participant exercises an incentive stock option more than three months after his or her termination of employment due to retirement or more than twelve months after his or her termination of employment due to permanent disability, he or she is deemed to have exercised a non-qualified stock option.

Stock Appreciation Rights. A participant granted a stock appreciation right under the 2019 Plan will not recognize income, and FedEx will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of stock or other consideration received will be ordinary income to the participant and FedEx will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m).

Restricted Stock. Restricted stock is not taxable to a participant at the time of grant, but instead is included in ordinary income (at its then fair market value) when the restrictions lapse. A participant may elect, however, to recognize income at the time of grant, in which case the fair market value of the restricted shares at the time of grant is included in ordinary income and there is no further income recognition when the restrictions lapse. If a participant makes such an election and thereafter forfeits the restricted shares, he or she will be entitled to no tax deduction, capital loss, or other tax benefit. FedEx is entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant, subject to any applicable limitations under Internal Revenue Code Section 162(m).

A participant's tax basis for restricted shares will be equal to the amount of ordinary income recognized by the participant. The participant will recognize capital gain (or loss) on a sale of the restricted stock if the sale price exceeds (or is lower than) such basis. The holding period for restricted shares for purposes of characterizing gain or loss on the sale of any shares as long- or short-term commences at the time the participant recognizes ordinary income pursuant to an award. FedEx is not entitled to a tax deduction corresponding to any capital gain or loss of the participant.

Restricted Stock Units. A participant will not recognize income, and FedEx will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or any combination of cash and FedEx common stock) in settlement of a restricted stock unit award, a participant will recognize ordinary income equal to the fair market value of the stock and cash received as of that date (less any amount he or she paid for the stock and cash), and FedEx will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m).

Performance Awards. A participant will not recognize income, and FedEx will not be allowed a tax deduction, at the time a performance award is granted (for example, when the performance goals are established). Upon receipt of stock or cash (or a combination thereof) in settlement of a performance award, the participant will recognize ordinary income equal to the fair market value of the stock and cash received, and FedEx will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Internal Revenue Code Section 162(m).

Code Section 409A. The 2019 Plan permits the grant of various types of incentive awards, which may or may not be exempt from Section 409A of the Internal Revenue Code ("Section 409A"), which relates to nonqualified deferred compensation plans. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described, and could result in the imposition of additional taxes and penalties. All awards that comply with the terms of the 2019 Plan, however, are intended to be exempt from the application of Internal Revenue Code Section 409A or meet the requirements of Section 409A in order to avoid such early taxation and penalties.

Tax Withholding. FedEx has the right to deduct or withhold, or require a participant to remit to FedEx, an amount sufficient to satisfy federal, state, and local taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction, or other taxable event arising as a result of the 2019 Plan. The Committee may, at the time the award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by delivery of, or withholding from the award, shares having a fair market value on the date of withholding equal to the amount required to be withheld for tax purposes.

Stockholder Proposals

> **Proposal 5**
> Independent Board Chairman

✕ Your Board of Directors recommends that you vote "AGAINST" this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner for at least three years of shares of FedEx common stock having a value of at least $2,000, intends to present the following proposal for consideration at the annual meeting:

"Proposal 5 – Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

The Chairman shall not be a former CEO of the company.

It is recommended that the Chairman be a person of business stature capable of challenging the CEO if need be.

Mr. R. Brad Martin, Vice Chairman of the Board and designated successor to serve as Chairman of the Board, is only Chairman of RBM Ventures, a private investment company. According to one source RBM Venture has up to 9 employees and $700,000 in sales.

How does the Chairman of RBM Ventures with 9 employees have the stature to challenge Mr. Rajesh Subramaniam, CEO of a company with 384,000 employees, if something goes off the rails?

Plus Mr. David P. Steiner, Lead Director, has been an attorney with Gibson, Dunn & Crutcher. Gibson, Dunn is a law firm that may be a contender for the law firm that has made the most money from the management elite by resisting rule 14a shareholder proposals like this proposal. Mr. Steiner could be the profile of exactly what shareholders do not want in a Lead Director. It would be interesting to see how many so-called Lead Directors have Gibson, Dunn or other $Billion law firms on their resume.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic in 2020.

The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company. The job of the CEO is to manage the company. The job of the Chairman is to oversee the CEO and management.

An independent director can better manage the Board of Directors. Without an independent chairman shareholders have a greater need to monitor the directors.

This is a good governance shareholder proposal in the spirit of the 2021 shareholder proposal for Shareholder Ratification of Termination Pay that won 58%-support from FedEx shareholders.

An independent Chairman with business stature can help turn around the downward spiral of our stock in the past year.


Please vote yes:
Independent Board Chairman – Proposal 5"


Board of Directors' Statement in Opposition

The Board of Directors and its Governance, Safety, and Public Policy Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx and its stockholders are best served when leadership choices are made by the Board on a case-by-case basis—not pursuant to a predetermined policy. FedEx's Bylaws provide that the Board shall elect a Chairman of the Board of Directors from among its members and that the Chairman of the Board may, but need not be, the Chief Executive Officer. This approach provides the Board with the necessary flexibility to determine whether the positions should be held by the same person or by separate persons based on the leadership needs of FedEx at any particular time. Adopting a policy to restrict the Board's discretion in selecting the Chairman of the Board, as well as restricting the ability to combine the positions of Chairman and Chief Executive Officer, would deprive the Board of the ability to select the most qualified and appropriate individual to lead the Board as Chairman.

Currently, the roles of FedEx Chairman and Chief Executive Officer are held by two separate individuals.[1] From 1977 until May 31, 2022, Frederick W. Smith, FedEx's founder, served as both Chairman of the Board of Directors and Chief Executive Officer. Mr. Smith is the pioneer of the express transportation industry with a strong record of innovation, achievement, and leadership. On March 25, 2022, in connection with the announcement that Mr. Smith was stepping down as Chief Executive Officer and that Rajesh Subramaniam had been promoted to the role of President and Chief Executive Officer, effective June 1, 2022, the Board determined to name Mr. Smith as Executive Chairman.[2] This separation of the roles of Chairman and Chief Executive Officer allows FedEx to leverage Mr. Smith's extensive knowledge of FedEx while transitioning full oversight of FedEx's strategic initiatives and business plans to Mr. Subramaniam. In addition, effective March 25, 2022, the Board named R. Brad Martin, the independent chair of the Audit and Finance Committee, as Vice Chairman of the Board and designated him as the successor to the role of Chairman of the Board, meaning that he will become the independent Chairman of the Board at such time as Mr. Smith leaves the Board. The Board also determined to maintain the policy requiring that if the Chairman of the Board is the Chief Executive Officer, an Executive Chairman, or not independent, the chairperson of the Governance, Safety, and Public Policy Committee shall serve as Lead Independent Director.

Selecting an appropriate leadership structure is one of the most important tasks of any board. If the proposal were implemented, it would constrain the Board from having the flexibility to determine the best leadership structure for FedEx at any particular time, regardless of what the Board believes to be in the best interests of the company and its stockholders, to their potential detriment.

The proposal contains numerous factual inaccuracies regarding the background, qualifications, and independence of the Vice Chairman and Lead Independent Director. The proposal contains numerous factual inaccuracies regarding the background, qualifications, and independence of the Vice Chairman and Lead Independent Director. Each of Messrs. Martin and Steiner has substantial experience leading public companies, both as executive officers and as directors. See "Corporate Governance Matters — Proposal 1 — Election of Directors" on page 12 for full biographical information on Messrs. Martin and Steiner. The Board has determined that each of Messrs. Martin and Steiner meets the applicable independence requirements of the New York Stock Exchange (including the additional requirements for Audit and Finance Committee members, in the case of Mr. Martin) and the Board's more stringent standards for determining director independence and are highly qualified to serve as Vice Chairman and Lead Independent Director, respectively, and provide strong and effective leadership and oversight.

FedEx's strong and independent Board of Directors effectively oversees our management and provides vigorous oversight of FedEx's business and affairs. The Board of Directors is composed of independent, active, and effective directors. Over the past nine years, we have added six highly qualified, independent directors to the Board. Thirteen of our fifteen director nominees standing for election at the annual meeting meet the independence requirements of the New York Stock Exchange and the Securities and Exchange Commission and the Board's more stringent standards for determining director independence. Mr. Smith, our Executive Chairman, and Rajesh Subramaniam, our President and Chief Executive Officer, are the only director nominees who are also members of executive management.

Our Lead Independent Director, who has a robust set of duties and responsibilities, provides independent leadership. Under our Corporate Governance Guidelines, if the Chairman of the Board is the Chief Executive Officer, an Executive Chairman, or not independent, the Board must appoint a Lead Independent Director. The Lead Independent Director:

› presides at executive sessions of the non-management and independent Board members and, if a Vice Chairman of the Board is not serving, presides at all other meetings of the Board of Directors at which the Chairman of the Board is not present;

› serves as a liaison between the Chairman of the Board and independent Board members, it being understood that all Board members have complete and open access to any member of management;

› reviews and approves Board meeting agendas and Board meeting schedules;

---

1 Nearly 60% of S&P 500 companies separate the board chair and chief executive officer roles. 2021 Spencer Stuart Board Index.

2 Approximately 15% of board chairs of S&P 500 companies hold the title "executive chair." 2021 Spencer Stuart Board Index.

> › consults with the Chairman of the Board with regard to other information sent to the Board of Directors in connection with Board meetings or other Board action;

> › may call meetings of the independent Board members as he deems necessary or appropriate; and

> › is available to communicate with stockholders of the company, as appropriate, if requested by such stockholders.

Mr. Steiner, our Lead Independent Director, is an exemplary director and the consummate professional. We consider the breadth of his experience—in the transportation industry, energy sector, and public company leadership—to be a tremendous asset to our company. The Board of Directors carefully considered Mr. Steiner's qualifications when affirming his role as Lead Independent Director in connection with the Board leadership transitions announced in March 2022.

Our independent Vice Chairman, who is the designated successor to the Chairman of the Board, provides additional independent leadership. Under our Corporate Governance Guidelines, the Board may appoint an independent director to serve as Vice Chairman, and such Vice Chairman is the designated successor to the Chairman of the Board. FedEx's Bylaws provide that a Vice Chairman of the Board shall exercise the powers and perform the duties of the Chairman of the Board when the Chairman of the Board is not present. In addition, the Vice Chairman of the Board:

> › works closely with the Chairman of the Board to assist the Chairman of the Board in carrying out his duties;

> › provides such other assistance as the Chairman of the Board may request;

> › communicates with stockholders of the company, as appropriate, if requested by such stockholders; and

> › has additional responsibilities as may be prescribed by the Board from time to time.

Mr. Martin, our Vice Chairman, is an experienced public company leader who provides additional independent guidance to the Board. We consider Mr. Martin's business acumen and public company leadership to be a tremendous asset to our company.

FedEx's Board of Directors and its committees comprised of independent directors vigorously oversee the effectiveness of management policies and decisions, including the execution of key strategic initiatives. Each of the Board's Audit and Finance, Compensation and Human Resources, Cyber and Technology Oversight, and Governance, Safety, and Public Policy Committees is comprised entirely of independent directors. Consequently, independent directors directly oversee such critical matters as the integrity of FedEx's financial statements; the compensation of executive management, including Messrs. Smith and Subramaniam; the oversight of the company's cybersecurity and technology-related risks; the selection and evaluation of directors; and the development and implementation of corporate governance programs. The Compensation and Human Resources Committee, together with the other independent directors, conducts an annual performance review of the Executive Chairman and Chief Executive Officer, assessing, with respect to the Chief Executive Officer, FedEx's financial and non-financial performance and the quality and effectiveness of his leadership. In addition, the Governance, Safety, and Public Policy Committee oversees the processes by which the Executive Chairman and Chief Executive Officer are evaluated.

Consistent with our philosophy of empowering each member of our Board of Directors, each Board member may place items on the agenda for Board meetings or raise subjects that are not on the agenda for that meeting. In addition, each Board member has complete and open access to any member of management and to the chairperson of each Board committee for the purpose of discussing any matter related to the work of such committee. Lastly, the Board and each Board committee has the authority to retain independent legal, financial, and other advisors as they deem appropriate. See "Corporate Governance Matters — Board Structure — Board Leadership Structure" on page 37 for more information on our governance practices.

Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of FedEx's business and affairs. Such oversight is maintained at FedEx through the composition of our Board, including our Lead Independent Director and Vice Chairman, the strong leadership and engagement of our other independent directors and Board committees, and our highly effective corporate governance structures and processes in place.

The Board believes the current leadership model, when combined with our independent board governance structure, strikes an appropriate balance between strong and consistent leadership and independent and effective oversight of FedEx's business and affairs. The proposal seeks to replace FedEx's balanced approach to Board leadership with an inflexible approach that does not permit the Board, regardless of circumstances, to exercise judgment about which arrangements would best serve the interests of our stockholders. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

Proposal 6
Report on Alignment Between Company Values and Electioneering Contributions

✕ Your Board of Directors recommends that you vote "AGAINST" this proposal.

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that Clean Yield Asset Management, PO Box 874, 16 Beaver Meadow Road, Norwich, Vermont 05055, on behalf of Rachel Ann Hexter-Fried, the beneficial owner for at least three years of shares of FedEx common stock having a value of at least $2,000, intends to present the following proposal for consideration at the annual meeting:

"Whereas:

Proponents believe FedEx should establish policies and reporting systems that minimize risk to the firm's reputation and brand by addressing possible missteps in corporate electioneering and political spending that contrast with our company's stated values.

Following the January 6, 2021, attack on the Capitol, FedEx stated "We condemn the violence that occurred in Washington, D.C., and fully support the results of the U.S. general election." Yet FedEx subsequently contributed $58,500 to 27 members of Congress who challenged the certification of the 2020 presidential results that day. (https://bit.ly/33crKM0)

Relatedly, in 2020, FedEx contributed to the Republic Attorney Generals Association, two-thirds of whose members signed on to a brief urging the Supreme Court to throw out the 2020 election results from four states, and which ran a robo-calling campaign urging "patriots" to "march to Congress" and "stop the steal." A number of companies and organizations discontinued their affiliations with the Association, but FedEx's position has not been communicated.

In another example, FedEx supports a number of diversity, equity and inclusion initiatives. FedEx has supported gender diversity by sponsoring a women's employee resource group and providing maternity leave, financial assistance with adoptions and providing a work-life balance program. Yet based on public data, the proponent estimates that in the 2016-2020 election cycles, FedEx and FedExPAC have made political donations totaling over $4 million to politicians and political organizations working to weaken access to reproductive health care, undermining the ability of employees to manage their fertility.

In a communication to employees in June 2020, FedEx CEO George Smith wrote that there is "absolutely no place for racism or unequal treatment anywhere, and we must unequivocally speak out and reject it when we see it." Yet FedEx supports politicians, a trade association and 527 organizations seeking to enact voting restrictions in Tennessee and elsewhere, which disproportionately target minority voters. In the proponents' view, this activity diminishes the management's efforts to champion racial inclusion and equity, which could damage morale, recruitment, retention and brand.

Resolved:

Shareholders request that FedEx publish an annual report, at reasonable expense, disclosing whether incongruencies between political and electioneering expenditures and company values were identified during the preceding year, and disclosing or summarizing any actions taken regarding pausing or terminating support for organizations or politicians, and the types of incongruent policy advocacy triggering those decisions.

Supporting Statement:

Proponents recommend that such report also contain management's analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values. "Expenditures for electioneering communications" means spending, from the corporate treasury and from the PACs, directly or through a third party, at any time during the year, on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support of or opposition to a specific candidate.

Proponents believe that FedEx should incorporate this accountability mechanism into its political contributions policies and reporting systems to achieve greater alignment with policies and initiatives of importance to the firm."

Board of Directors' Statement in Opposition

The Board of Directors and its Governance, Safety, and Public Policy Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives across a broad spectrum of policy areas that can have an immediate and dramatic effect on our business and operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary, or burdensome legislative or regulatory actions at all levels of government.

As more fully described in our Policy on Political Contributions (which is available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*), we actively participate in the political process and maintain memberships with a variety of trade associations with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. An important part of participating effectively in the political process is making prudent political contributions and focused lobbying expenditures, as permitted by law, to further the best interests of the company and our stockholders and employees. FedEx's political contributions and expenditures are made to further the best interests of the company and our stockholders and employees, and are made without regard to the personal political preferences of individual FedEx Board members, officers, and employees.

Participation in the political process and as a member of various trade associations comes with the understanding that we may not always agree with all of the positions of the recipients, organizations, or organizations' other members. We believe, however, that these recipients take many positions and address many issues of importance to FedEx in a meaningful manner, and the associations take positions and address issues in a collective industry manner and often advance positions consistent with company interests, that will help us provide strong financial returns, enhance long-term stockholder value, and further the best interests of our employees consistent with our corporate values. When we disagree with a position, we employ a range of approaches to make our voice heard. We believe our dissenting voice has greater impact when we participate as a member of these organizations.

FedEx provides extensive public disclosures about our participation in the political process. Following engagement with our stockholders after our 2021 annual meeting, we enhanced our disclosures about FedEx's public policy and advocacy and created a new website page to centralize these disclosures, which is publicly available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*. See "Corporate Governance Matters — The Board's Role and Responsibilities — Stockholder Engagement — Board Responsiveness to 2021 Nonbinding Stockholder Proposals" on page 34. This information includes:

› our policies and procedures governing our participation in the political process, including our Policy on Political Contributions;

› a discussion of management's decision-making processes relating to lobbying and political activities and Board oversight of our lobbying and political activities and expenditures;

› an overview of our perspective on public policies and the issues on which we engage;

› a discussion of the manner in which we participate in the political process, including our process for alignment of our legislative and regulatory priorities with FedEx's overall business objectives;

› information on our U.S. federal and state lobbying activities, including links to the quarterly reports we file with the U.S. House of Representatives and the U.S. Senate disclosing a list of our lobbying activities and information on how to access lobbying disclosure reports filed with the Secretary of State of each of the U.S. 50 states and the District of Columbia;

› information on the FedEx non-partisan political action committee ("FedExPAC"), including links to the monthly and year-end reports filed by FedExPAC with the Federal Election Commission;

› a discussion of our participation and membership in trade associations, including the reasons we believe it is important to maintain memberships with a variety of trade associations and industry organizations; our process for evaluating our trade association memberships; Board oversight of our membership in trade associations; and information on the trade associations receiving $50,000 or more in annual payments from FedEx; and

› a list of our corporate contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code.

These extensive disclosures provide transparency and accountability with respect to our lobbying and political activities and expenditures. The report requested by the proposal would require a duplication of efforts and inefficient use of resources with no meaningful additional information provided to our stockholders.

Our political contribution policies and procedures support our brand and reputation. Political contributions of all types are subject to extensive governmental regulation and public disclosure requirements, and FedEx is fully committed to complying with all applicable campaign finance laws. For example, under U.S. federal law FedEx cannot directly support candidates for federal office, so we do not. While some states allow corporate contributions to state and local candidates or ballot issue campaigns, it is our policy not to make such contributions. We also do not make independent expenditures.

In addition, FedEx does not make corporate contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code, other than membership dues, event sponsorships, and contributions to the organizational committees of the Democratic and Republican national party conventions, the Democratic and Republican presidential and state gubernatorial inaugural committees, and the annual conferences of the Democratic and Republican Governors Associations. Contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code are disclosed on our website. None of these expenditures are used to directly support any election-related activity or ballot initiatives at the federal, state, or local level. These limited corporate expenditures are approved by the Corporate Vice President of Government and Regulatory Affairs, in consultation with appropriate members of FedEx senior management, and are made without regard to the personal political preferences of individual FedEx Board members, officers, and employees.

FedEx also provides an opportunity for its employees to participate in the political process by joining the FedExPAC. The political contributions made by FedExPAC are funded entirely by the voluntary contributions of our employees. No corporate funds are used. Appropriate members of FedEx senior management decide which candidates, campaigns, and committees FedExPAC will support based on a nonpartisan effort to advance and protect the best interests of the company and our stockholders and employees. All contributions are made without regard to the personal political preferences of individual FedEx Board members, officers, and employees.

We have governance practices in place, including Board oversight, to ensure effective oversight of our lobbying and political activities and expenditures. We have in place effective reporting and compliance procedures designed to ensure that our political contributions are made in accordance with applicable law, and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member. Our independent Governance, Safety, and Public Policy Committee assists the Board of Directors in overseeing FedEx's political activities and expenditures. In 2022, the Board changed the name of this Committee to more fully reflect its oversight responsibility with respect to FedEx's participation in the political process. The Committee reviews and discusses with FedEx's Executive Vice President, General Counsel and Secretary (1) public policy, political, and legislative trends and matters that affect or may affect FedEx's business, performance, strategies, or reputation; (2) FedEx's political activities and participation in the political process, including direct and indirect political spending and lobbying activities and expenditures; (3) FedEx's contributions to trade associations and other tax-exempt organizations that engage in political activities; (4) the steps management has taken to identify, assess, and manage risks relating to the company's political activities and expenditures; and (5) FedEx's reporting of its political activities and expenditures. The Committee also periodically reviews and discusses with management our Policy on Political Contributions and approves any changes to this policy.

Given these governance structures, policies, and mandatory compliance and public disclosure requirements, the Board has concluded that ample oversight and public information exist regarding FedEx's political and lobbying activities and expenditures to alleviate the concerns cited in this proposal. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

> **Proposal 7**
> Lobbying Activity and
> Expenditure Report

✕ **Your Board of Directors recommends that you vote "AGAINST" this proposal.**

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, N.W., Washington, D.C. 20001, the beneficial owner for at least three years of shares of FedEx common stock having a value of at least $2,000, intends to present the following proposal for consideration at the annual meeting:

"Whereas, full disclosure of FedEx's lobbying activities and expenditures to assess whether its lobbying is consistent with FedEx's expressed goals and stockholder interests.

Resolved, the stockholders of FedEx request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by FedEx used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. FedEx's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's, and the Board's decision-making process and oversight for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation, and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which FedEx is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating & Governance Committee and posted on FedEx's website.

Supporting Statement:

FedEx spent over $151 million on federal lobbying from 2010 - 2021. This does not include state lobbying, where disclosure is uneven or absent. For example, FedEx lobbied in at least 36 states in 2021 and spent $3.14 million lobbying in California from 2010 - 2021. And FedEx lobbies abroad, spending between €800,000 – 899,999 on lobbying in Europe for 2020.

FedEx fails to disclose its memberships and payments to trade associations and social welfare organizations, or the amounts used for lobbying, including grassroots. Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity. These groups may be spending "at least double what's publicly reported."[1] FedEx sits on the board of the Chamber of Commerce and belongs to the Business Roundtable, which have together spent over $2.0 billion on lobbying since 1998, and the RATE Coalition, a social welfare organization. FedEx's memberships drew attention after these groups launched a "massive lobbying blitz" against raising corporate taxes.[2] And FedEx does not disclose its support for the American Legislative Exchange Council (ALEC).

FedEx's lack of disclosure presents reputational risks when its lobbying contradicts company public positions. For example, FedEx believes in addressing climate change, yet the Chamber lobbies to undermine climate regulation. FedEx is committed to diversity, yet groups asked FedEx to cut ties with ALEC "because of its voter restriction efforts."[3] And while FedEx has drawn scrutiny for avoiding federal taxes,[4] its trade associations are lobbying against raising corporate taxes to fund infrastructure.

Last year, this proposal received majority support."

---

1   https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.
2   https://www.washingtonpost.com/us-policy/2021/08/31/business-lobbying-democrats-reconciliation/.
3   https://www.thenation.com/article/politics/alec-corporations-democracy/.
4   https://www.commercialappeal.com/story/money/industries/logistics/2021/04/02/fedex-federal-taxes-cares-act-trump-tax-cuts/4851934001/.

Board of Directors' Statement in Opposition

The Board of Directors and its Governance, Safety, and Public Policy Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx provides extensive public disclosures about our participation in the political process. Following engagement with our stockholders after our 2021 annual meeting, we enhanced our disclosures about FedEx's public policy and advocacy and created a new website page to centralize these disclosures, which is publicly available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*. See "Corporate Governance Matters —The Board's Role and Responsibilities — Stockholder Engagement — Board Responsiveness to 2021 Nonbinding Stockholder Proposals" on page 34. This information includes:

› our policies and procedures governing our participation in the political process, including our Policy on Political Contributions;

› a discussion of management's decision-making processes relating to lobbying and political activities and Board oversight of our lobbying and political activities and expenditures;

› information on our U.S. federal and state lobbying activities, including links to the quarterly reports we file with the U.S. House of Representatives and the U.S. Senate disclosing a list of our lobbying activities and information on how to access lobbying disclosure reports filed with the Secretary of State of each of the U.S. 50 states and the District of Columbia;

› information on the FedEx non-partisan political action committee ("FedExPAC"), including links to the monthly and year-end reports filed by FedExPAC with the Federal Election Commission;

› a discussion of our participation and membership in trade associations, including the reasons we believe it is important to maintain memberships with a variety of trade associations and industry organizations; our process for evaluating our trade association memberships; Board oversight of our membership in trade associations; and a list of the trade associations receiving $50,000 or more in annual payments from FedEx; and

› a list of our corporate contributions to groups organized under section 501(c)(4) or section 527 of the Internal Revenue Code.

These extensive disclosures provide transparency and accountability with respect to our lobbying and political activities and expenditures. The report requested by the proposal would require a duplication of efforts and inefficient use of resources with no meaningful additional information provided to our stockholders.

We have governance practices in place, including Board oversight, to ensure effective oversight of our lobbying and political activities and expenditures. We have in place effective reporting and compliance procedures designed to ensure that our political contributions are made in accordance with applicable law, and we closely monitor the appropriateness and effectiveness of the political activities undertaken by the most significant trade associations in which we are a member. Our independent Governance, Safety, and Public Policy Committee assists the Board in oversight of FedEx's political activities and expenditures. In 2022, the Board updated the name of this Committee to more fully reflect its oversight responsibility with respect to FedEx's participation in the political process. The Committee reviews and discusses with FedEx's Executive Vice President, General Counsel and Secretary (1) public policy, political, and legislative trends and matters that affect or may affect FedEx's business, performance, strategies, or reputation; (2) FedEx's political activities and participation in the political process, including direct and indirect political spending and lobbying activities and expenditures; (3) FedEx's contributions to trade associations and other tax-exempt organizations that engage in political activities; (4) the steps management has taken to identify, assess, and manage risks relating to the company's political activities and expenditures; and (5) FedEx's reporting of its political activities and expenditures. The Committee also periodically reviews and discusses with management our Policy on Political Contributions and approves any changes to this policy.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives across a broad spectrum of policy areas that can have an immediate and dramatic effect on our business and operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary, or burdensome legislative or regulatory actions at all levels of government.

As more fully described in our Policy on Political Contributions (which is available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*), we actively participate in the political process and maintain memberships with a variety of trade associations with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. An important part of participating effectively in the political process is making prudent political contributions and focused lobbying expenditures. FedEx's political contributions and expenditures are made to further the best interests of the company and our stockholders and employees, and are made without regard to the personal political preferences of individual FedEx Board members, officers, and employees.

Participation in the political process and as a member of various trade associations comes with the understanding that we may not always agree with all of the positions of the recipients, organizations, or organizations' other members. We believe, however, that these recipients take many positions and address many issues of importance to FedEx in a meaningful manner, and the associations take positions and address issues in a collective industry manner and often advance positions consistent with company interests, that will help us provide strong financial returns, enhance long-term stockholder value, and further the best interests of our employees consistent with our corporate values. When we disagree with a position, we employ a range of approaches to make our voice heard. We believe our dissenting voice has greater impact when we participate as a member of these organizations.

Additional disclosure is unnecessary. The Board has concluded that ample oversight and public information regarding FedEx's lobbying activities and expenditures and governance over our participation in the political process already exists to alleviate the concerns cited in this proposal. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

> **Proposal 8**
> ## Assessing Inclusion in the Workplace

> ✕ **Your Board of Directors recommends that you vote "AGAINST" this proposal.**

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that the NorthStar Asset Management, Inc. Funded Pension Plan, PO Box 301840, Boston, Massachusetts 02130, the beneficial owner for at least three years of shares of FedEx common stock having a value of at least $2,000, intends to present the following proposal for consideration at the annual meeting:

"**Assessing Inclusion in the Workplace**

WHEREAS:

FedEx's 2021 ESG Report states that "diversity starts at the top," but people of color are *underrepresented* in management and *overrepresented* in roles with lower pay and mobility. According to our analysis of FedEx's 2020 EEO-1 Report, Black and Latinx employees comprise 61% of "laborers & helpers," but only 15% of executives/senior manager roles. While FedEx's ESG Report says its U.S. workforce is 55% diverse, only one leadership team has a Black employee (as of April 2022) despite being headquartered in a "black-majority city"[1];

Furthermore, upsetting accusations have come to light, including a 2020 allegation that FedEx wrongfully terminated two Black drivers who faced a customer's racist tirade and a 2022 allegation that a Black driver was told to complete his route after being chased and shot at while making deliveries;

This evidence signals the need to assess structural racism in corporate culture. FedEx describes newly piloted or initiated diversity programs, but has not addressed structural racism's influence;

"Structural racism is the overarching system of racial bias across institutions and society."[2] Harvard Business Review explains that "[c]ompanies must confront racism at a systemic level – addressing everything from the structural and social mechanics of their own organizations to the role they play in the economy at large"[3];

Author Ibram X. Kendi explains: "every policy in every institution in every community in every nation is producing or sustaining either racial inequity or equity…" existing both in "written and unwritten laws, rules, procedures, processes, regulations, and guidelines that govern people"[4];

Corporate culture can include "values, norms, conventions, shared beliefs, customs, traditions, symbols, rituals, knowledge, ideology, identities, and shared mental models." [5] We believe that long-term value creation could be advanced through analysis of whether and how systemic racism is embedded in company written and unwritten policies and norms.

RESOLVED: Shareholders request the Board of Directors oversee an independent third-party audit analyzing whether written policies or unwritten norms at FedEx reinforce racism in company culture, and report to shareholders on any planned remedies.

SUPPORTING STATEMENT: The report should be prepared within eighteen months, at reasonable cost and excluding proprietary and privileged information or admissions or strategy relevant to pending litigation, and, in the discretion of the board, is encouraged to include assessment of whether FedEx policies or unwritten norms:

1. Yield inequitable outcomes for employees based on race or ethnicity such as patterns of hiring, retention, promotion, upward mobility, disciplinary action, allocation of "stretch assignments" (projects intended to develop employee skills and abilities), formal or informal sponsorship, or usage of benefits;

2. Consider "cultural fit" rather than capabilities or create "prove it again" biases (wherein employees of color are forced to prove their capabilities repeatedly);

3. Establish a cultural hierarchy through permitting racial microaggressions (behaviors that stereotype or belittle a minority group), create perceived pressure to code-switch (behavioral adjustments used to navigate interracial interactions), or otherwise suppress cultural identity."

---

[1]   https://www.brookings.edu/research/the-rise-of-black-majority-cities/
[2]   https://nmaahc.si.edu/learn/talking-about-race/topics/being-antiracist
[3]   https://hbr.org/2020/06/confronting-racism-at-work-a-reading-list
[4]   https://www.penguin.co.uk/articles/2020/june/ibram-x-kendi-definition-of-antiracist.html
[5]   https://ssrn.com/abstract=3946604

FedEx®

Board of Directors' Statement in Opposition

The Board of Directors and its Compensation and Human Resources and Governance, Safety, and Public Policy Committees have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders or employees.

FedEx is strongly committed to diversity, equity, and inclusion ("DEI"). Our greatest asset is our people. We believe that DEI delivers a better future for all team members, customers, suppliers, and communities. We are committed to providing a workplace where each individual feels respected, satisfied, and appreciated, and our policies are designed to promote fairness and respect for each person. We continually work to make FedEx a diverse, inclusive, equitable, and growth-focused workplace where all team members have the opportunity to flourish. The most important outcomes of our DEI efforts have been the opportunities created for our team members to grow and advance their careers. We actively invest in recruiting, developing, and retaining a diverse workforce that reflects the communities we serve. In short, we believe that supporting DEI is a smart business practice that fosters innovation and makes FedEx a more competitive company and, more important, is the right thing to do. For additional information regarding our commitment to DEI, see our 2022 ESG Report, which can be found at *fedex.com/en-us/sustainability/reports.html*, and our DEI webpage at *fedex.com/en-us/about/diversity-inclusion.html.*

Creating and maintaining a diverse, equitable, and inclusive workplace has been a foundational practice at FedEx as represented by our leadership. Diversity at FedEx starts at the top. The FedEx Board of Directors currently includes fourteen directors, five of whom are women and four of whom are ethnically diverse. As of the end of fiscal 2022, FedEx senior management, which includes 23 individuals comprising the executive officers of FedEx Corporation and executive and regional leadership of FedEx's operating companies, includes eight women (34%) and seven racially or ethnically diverse individuals (30%). As of the end of fiscal 2021, women represented 27% of FedEx management employees globally, while 41% of management employees in the U.S. were minorities, with both percentages representing an increase from fiscal 2020. We report the prior year gender, racial, and ethnic composition of our U.S. workforce by EEO-1 job category as set forth in the consolidated EEO-1 Reports filed by FedEx and its operating subsidiaries with the Equal Employment Opportunity Commission. These reports can be found on our DEI webpage at *fedex.com/en-us/about/diversity-inclusion.html.*

Our DEI initiatives create opportunities for our team members to grow and advance their careers. Since fiscal 2021, we have included equity in the title of our enterprise-wide diversity and inclusion efforts, formalizing our commitment to creating a workplace where everyone has fair treatment and equal opportunity to succeed. Each FedEx operating company maintains a dedicated team to support DEI across the company. Representatives from each operating company also participate in our enterprise-wide DEI Corporate Council, where they share best practices and support multicultural programs in the communities we serve. This council aligns to increase business performance, innovation, and employee engagement by fostering a culture of DEI across the enterprise.

We have four consistent, strategic pillars across our enterprise to frame our DEI work and share our progress: Our People; Our Education and Engagement; Our Communities, Customers, and Suppliers; and Our Story. During fiscal 2022, we continued to align our strategy with these pillars by investing in programs, initiatives, and people across our workforce, culture, marketplace, and communities. The most important outcomes of our DEI efforts have been the opportunities created for our team members to grow and advance their careers. We actively invest in recruiting, developing, and retaining a diverse workforce that reflects the communities we serve.

As part of the "Our People" DEI strategic pillar, our operating companies, in cooperation with key organizations, are working to advance opportunities for team members from a variety of backgrounds to build a workforce reflective of the world and the communities we serve. For example:

› FedEx participated in five enterprise-wide recruitment events focused on increasing the diversity of our external applicant pools with the National Black MBA Association, the Society for Women Engineers, Hiring Our Heroes, the Society of Hispanic Professional Engineers, and the Society of Asian Scientists and Engineers in fiscal 2021;

› Our operating companies reviewed and updated several policies in fiscal 2021 in support of our DEI strategy;

› FedEx Express launched OnDeck, a training and development program that provides frontline workers with skills to prepare for management roles;

› FedEx Ground's internal workforce development program—Purple Pathways—which targets career growth and engagement of our frontline managers and package handlers, our most diverse employee population, registered 11,000 employees as of the end of fiscal 2021;

› FedEx Freight continues to facilitate career-readiness outreach events called "The Boardroom Experience" at historically black colleges and universities ("HBCUs") to introduce Black, Hispanic, and other students of color to career possibilities at FedEx;

› FedEx Services "College Connections" internship program builds relationships with college campuses in close proximity to main FedEx Services geographies to effectively compete for talent and ensure the pipeline of students coming into FedEx summer internships is as diverse as possible with over 50% minority representation in our internship program in each of fiscal 2019, 2020, and 2021; and

› Since 2019, FedEx Logistics has operated a first-of-its-kind program at Mississippi Valley State University, an HBCU, which included opening a satellite office on the campus staffed by qualified students to provide professional opportunities and build a pipeline of talent to support its industry-leading customs brokerage operations.

Under the "Our Education and Engagement" pillar, we seek to continue to enrich, expand, and enhance our culture by increasing DEI education for team members through our DEI education platform. Examples include online micro-learning DEI content available to team members across our operating companies covering subjects such as unconscious bias. We also launched a speaker series called "Real Talk" for global officers and directors designed to foster acceptance, promote anti-biases, and encourage a more inclusive society. The series covers topics such as allyship, unconscious bias, and courageous conversations.

Additionally, under the "Our Communities, Customers, and Suppliers" pillar we continue to contribute to non-profit organizations working on DEI in business and the community and make contributions to scholarships and leadership development programming through several scholarship funds. We contributed more than $7 million to non-profit organizations focused on supporting DEI in fiscal year 2021 and provide more than $1 million annually for leadership development programs in the U.S., mainly through seven scholarship funds. In fiscal 2022 we launched the FedEx–HBCU Student Ambassador Program, which will prepare students at HBCUs to be future leaders by interacting with FedEx executives and building leadership and career-ready skills.

Through the "Our Story" pillar, FedEx is working to amplify the stories of our team members, celebrate differences and promote and strengthen DEI efforts across our enterprise. Our virtual DEI Depot is an enterprise-wide online platform where team members can access DEI resources, events, and team member stories. Additionally, we distribute a quarterly newsletter focused on ongoing DEI initiatives and insights for managers to encourage DEI within FedEx teams.

Our DEI efforts use employee engagement and feedback to inform and promote equity and inclusion practices. FedEx values feedback from our team members and we provide several avenues to listen and engage with our team, including annual surveys, employee networks, and direct feedback. Our annual engagement surveys measure employee perspectives on culture, engagement, and diversity. All surveys included DEI questions in fiscal 2021, such as "I am treated with respect and dignity at work" (88% average favorability rating) and "FedEx has an environment where people of diverse backgrounds are welcome" (86% average favorability rating), to capture team member perspectives on inclusion in the workplace. FedEx Ground, our most diverse employee population, also added DEI as a standard goal in the fiscal 2022 team member annual performance review process. The results of these surveys are shared with senior leaders to inform leadership development plans and additional changes. We continue to evaluate and continuously improve upon ways to hear from all our team members and implement feedback.

Our Board and its Compensation and Human Resources Committee provide strong oversight of our culture and DEI strategies and programs. Our Board of Directors is responsible for reviewing and overseeing our culture and evaluating management's efforts to align corporate culture with our stated values and long-term strategy. In addition, the Board has delegated to the Compensation and Human Resources Committee responsibility for the oversight of certain aspects of our corporate culture. Specifically, the Compensation and Human Resources Committee reviews and discusses with management the company's key human resource management strategies and programs, including DEI initiatives and workforce demographics. In fiscal 2022, the Board changed the name of this committee from "Compensation Committee" to "Compensation and Human Resources Committee" to more fully reflect its oversight responsibility with respect to our key human resource management strategies and programs.

The requested audit and report would impose an unnecessary burden and expense on FedEx with limited, if any, benefit to our stockholders or employees. As previously stated, we already have in place comprehensive and effective policies and practices that promote DEI, equal and fair employment, and respect in the workplace. Furthermore, the audit and the report requested by the proponent would impose an unnecessary administrative burden and expense on FedEx with limited, if any, benefit to our stockholders or employees and would divert resources that could be otherwise be used on our ongoing DEI initiatives.

For these reasons, adoption of this proposal is not in the best interests of our stockholders or employees. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

Proposal 9
Report on Climate Lobbying

> ✕ **Your Board of Directors recommends that you vote "AGAINST" this proposal.**

FedEx is not responsible for the content of this stockholder proposal or supporting statement.

FedEx has been notified that United Church Funds, 475 Riverside Drive, Suite 1020, New York, New York 10115, the beneficial owner for at least one year of shares of FedEx common stock having a value of at least $25,000, and The Pension Boards – UCC, Inc., 475 Riverside Drive, Suite 1020, New York, New York 10115, as co-filer, the beneficial owner for at least one year of shares of FedEx common stock having a value of at least $25,000, intend to present the following proposal for consideration at the annual meeting:

"**RESOLVED**: Shareholders request that the Board of Directors conduct an evaluation and issue a report (at reasonable cost, omitting proprietary information) describing if, and how, FedEx Corporation's ("FedEx") lobbying and policy influence activities (including direct and indirect forms) align with the goal of the Paris Agreement to limit average global warming to 1.5 degrees Celsius (1.5°C) above pre-industrial levels, and how FedEx plans to mitigate the risks presented by any misalignment. Such an assessment should examine the underlying actions taken, in both direct and indirect lobbying, and not rely on publicly stated positions solely to determine alignment with the Paris Agreement's goals.

SUPPORTING STATEMENT

In an April 2022 global assessment, the Intergovernmental Panel on Climate Change[1] makes it quite clear that nations and fossil-fuel users have fallen short[2] to limit global warming to just 1.5°C, and that such a goal is now almost entirely out of reach unless sudden and dramatic changes are implemented to limit fossil fuel use, re-envision energy and transport systems, and re-think land use. Society now has a 6 to 10% chance of meeting this scenario, an additional study noted.[3]

While corporations are not solely responsible for rising global temperatures, many high-emitting companies have spent years, or decades, intervening in regulatory and policy discussions--through direct lobbying, trade association involvement, and support for policy-focused organizations--to delay global rules that would enable a less disruptive energy transition. Companies therefore have a critical role to play in reversing this course.

Of particular concern are trade associations and other policy organizations that speak for business but too often present major obstacles to addressing the climate crisis. Some companies rely on such entities to launch public relations campaigns to hamper climate progress, and then disassociate those efforts by noting that 'companies don't always agree with their trade associations on every issue.'

Corporate lobbying that is inconsistent with the Paris Agreement poses escalating material risks to investors, including growing systemic risks to our financial systems, as delays in curbing greenhouse gases increase the physical risks from extreme weather, threaten regional economic stability, and heighten volatility in investment portfolios.[4] As investors, we view fulfillment of the Paris Agreement's goal as an imperative to discharging our fiduciary duties, as climate scenarios of 3-4°C or more are unacceptable and uninvestable.

While FedEx has committed to carbon neutrality by 2040 for its operations (including purchasing zero-emissions vehicles for portions of its fleet), it is unclear how FedEx takes account of (if at all) its trade associations or other forms of policy influence. FedEx does not comprehensively disclose its trade association involvement,[5] nor nonprofit memberships or other forms of lobbying. In its latest CDP response, FedEx noted that the US Chamber of Commerce (which nonprofit Influence Map scores as misaligned with the Paris Agreement[6]) had a "mixed" climate record with itself, but did not provide analysis of what that meant.[7]"

[1] https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_SummaryForPolicymakers.pdf
[2] https://www.gov.uk/government/news/window-for-climate-action-closing-fast;
[3] https://www.nature.com/articles/s41586-022-04553-z
[4] https://www.occ.gov/news-issuances/speeches/2021/pub-speech-2021-116.pdf?source=email
[5] https://www.reuters.com/business/fedex-investors-approve-ceo-fred-smiths-pay-2021-09-27/
[6] https://influencemap.org/report/The-US-Chamber-of-Commerce-and-its-Corporate-Members-on-Climate-17631;
    https://lobbymap.org/influencer/US-Chamber-of-Commerce/projectlink/US-Chamber-of-Commerce-In-Climate-Change
[7] https://www.fedex.com/content/dam/fedex/us-united-states/sustainability/2021/FedEx2021CDPClimateChangeResponse.pdf

Board of Directors' Statement in Opposition

The Board of Directors and its Governance, Safety, and Public Policy Committee have considered this proposal and concluded that its adoption is unnecessary and not in the best interests of our stockholders.

FedEx is a leader in sustainability and has announced a goal to take our global operations carbon neutral by 2040. FedEx is a leader in sustainability, and we remain steadfast in our commitment to minimize the impacts our business has on the environment. In March 2021, we announced our goal to achieve carbon neutral operations by 2040 across our global operations' Scope 1 and 2 emissions and our Scope 3 contracted transportation greenhouse gas (GHG) emissions. This goal is ambitious, given our industry and scale, and is in the spirit of alignment with the net-zero ambitions of the Paris Agreement. Our 2022 ESG Report, which can be found at *fedex.com/en-us/sustainability/reports.html*, and our other sustainability disclosures, which can be found at *fedex.com/en-us/sustainability.html,* provide extensive disclosures regarding our 2040 goal, our path towards achievement of this goal, and our progress. In April 2021, we issued the first sustainability bond by a North American transportation and logistics company to further our commitment to carbon neutrality. FedEx is a member of the First Movers Coalition, a partnership between The World Economic Forum and U.S. Department of State, that serves as a platform for businesses around the world to leverage their collective purchasing power to send a firm market demand for the emerging technologies essential for a net-zero transition.

FedEx works with various government and industry organizations to advocate for policies that enable FedEx to connect the world in resourceful and responsible ways, including policies related to climate change. Upon occasion, the views of FedEx are not completely aligned with those of other members in external organizations in which we hold membership. In those instances, we strive to engage and foster innovation and improve the transportation sector's environmental, social, and business performance. Our 2021 CDP Response, available at *fedex.com/content/dam/fedex/us-united-states/sustainability/2021/ FedEx2021CDPClimateChangeResponse.pdf*, includes disclosures regarding our discussions with trade associations on climate change and how we have influenced, or attempted to influence, positions taken by individual trade associations.

FedEx provides extensive public disclosures about our participation in the political process. Following engagement with our stockholders after our 2021 annual meeting, we enhanced our disclosures about FedEx's public policy and advocacy and created a new website page to centralize these disclosures, which is publicly available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*. See "Corporate Governance Matters — The Board's Role and Responsibilities — Stockholder Engagement — Board Responsiveness to 2021 Nonbinding Stockholder Proposals" on page 34. This information includes:

› our policies and procedures governing our participation in the political process, including our Policy on Political Contributions;

› an overview of our perspective on public policies and the issues on which we engage, including sustainability;

› a discussion of the manner in which we participate in the political process, including our process for alignment of our legislative and regulatory priorities with FedEx's overall business objectives;

› an overview of our climate lobbying activities, including information on our engagement with external organizations on climate change;

› a discussion of management's decision-making processes relating to lobbying and political activities and Board oversight of our lobbying and political activities and expenditures;

› information on our U.S. federal and state lobbying activities, including links to the quarterly reports we file with the U.S. House of Representatives and the U.S. Senate disclosing a list of our lobbying activities and information on how to access lobbying disclosure reports filed with the Secretary of State of each of the U.S. 50 states and the District of Columbia; and

› a discussion of our participation and membership in trade associations, including the reasons we believe it is important to maintain memberships with a variety of trade associations and industry organizations; our process for evaluating our trade association memberships; Board oversight of our membership in trade associations; and a list of the trade associations receiving $50,000 or more in annual payments from FedEx.

These extensive disclosures provide transparency and accountability with respect to our lobbying and political activities and expenditures, including those relating to climate change. The report requested by the proposal would require a duplication of efforts and inefficient use of resources with no meaningful additional information provided to our stockholders.

The Board believes it is in the best interests of our stockholders for FedEx to be an effective participant in the political process. We are subject to extensive regulation at the federal and state levels and are involved in a number of legislative initiatives across a broad spectrum of policy areas that can have an immediate and dramatic effect on our business and operations. We ethically and constructively promote legislative and regulatory actions that further the business objectives of FedEx and attempt to protect FedEx from unreasonable, unnecessary, or burdensome legislative or regulatory actions at all levels of government.

As more fully described in our Policy on Political Contributions (which is available under the ESG heading on the Investor Relations page of our website at *investors.fedex.com*), we actively participate in the political process and maintain memberships with a variety of trade associations with the ultimate goal of promoting and protecting the economic future of FedEx and our stockholders and employees. An important part of participating effectively in the political process is making prudent political contributions and focused lobbying expenditures. FedEx's political contributions and expenditures are made to further the best interests of the company and our stockholders and employees, and are made without regard to the personal political preferences of individual FedEx Board members, officers, and employees.

Participation in the political process and as a member of various trade associations comes with the understanding that we may not always agree with all of the positions of the recipients, organizations, or organizations' other members. We believe, however, that these recipients take many positions and address many issues of importance to FedEx in a meaningful manner, and the associations take positions and address issues in a collective industry manner and often advance positions consistent with company interests, that will help us provide strong financial returns, enhance long-term stockholder value, and further the best interests of our employees consistent with our corporate values. When we disagree with a position, we employ a range of approaches to make our voice heard. We believe our dissenting voice has greater impact when we participate as a member of these organizations offering a balance of perspective.

FedEx already provides comprehensive and detailed annual sustainability disclosures. FedEx has reported enterprise-wide GHG emissions publicly since fiscal 2009. FedEx discloses targets for emissions reductions as well as target progress annually. We identify and evaluate physical and transition climate-related risks through our enterprise risk management process and align our assessment and reporting with recommendations from the Sustainability Accounting Standards Board and the Task Force on Climate-Related Financial Disclosures. We believe these disclosures provide stockholders with the information needed to assess our sustainability efforts and progress.

We have governance practices in place, including Board oversight, to ensure effective oversight of our sustainability efforts and lobbying and political activities. Our independent Governance, Safety, and Public Policy Committee assists the Board of Directors in oversight of FedEx's sustainability efforts and political activities and expenditures. In 2022, the Board changed the name of this Committee to more fully reflect its oversight responsibility with respect to these important issues. The Committee reviews and discusses with FedEx's Executive Vice President, General Counsel and Secretary, the Chief Sustainability Officer, and other members of management our (1) corporate social responsibility goals, strategies, and programs, including with respect to sustainability, and (2) management of sustainability- and climate-related risks. The Committee also has the opportunity to review the annual FedEx ESG Report and progress against sustainability goals. This approach allows us to manage our risks while evaluating our progress towards our sustainability-related goals.

The Committee also reviews and discusses with FedEx's Executive Vice President, General Counsel and Secretary (1) public policy, political, and legislative trends and matters that affect or may affect FedEx's business, performance, strategies, or reputation; (2) FedEx's political activities and participation in the political process, including direct and indirect political spending and lobbying activities and expenditures; (3) FedEx's contributions to trade associations and other tax-exempt organizations that engage in political activities; (4) the steps management has taken to identify, assess, and manage risks relating to the company's political activities and expenditures; and (5) FedEx's reporting of its political activities and expenditures. The Committee also periodically reviews and discusses with management our Policy on Political Contributions and approves any changes to this policy.

The Board has concluded that ample oversight and public information exist regarding FedEx's sustainability programs, management of sustainability- and climate-related risks, and political and lobbying activities and expenditures to alleviate the concerns cited in this proposal. Accordingly, we recommend that you vote against this proposal.

Vote Required for Approval

If this proposal is properly presented at the meeting, approval requires the affirmative vote of a majority of the shares present at the meeting, in person or represented by proxy, and entitled to vote.

INFORMATION ABOUT THE ANNUAL MEETING

Why am I receiving these proxy materials?

We have made these materials available to you or delivered paper copies to you by mail because you are a FedEx stockholder of record as of the close of business on July 25, 2022, and FedEx's Board of Directors is soliciting your proxy to vote your shares at the 2022 annual meeting of stockholders. This proxy statement includes information that we are required to provide to you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. The person you designate is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card. By submitting your proxy (either by voting electronically on the Internet or by telephone or by signing and returning a proxy card), you authorize Mark R. Allen, FedEx's Executive Vice President, General Counsel and Secretary, and Michael C. Lenz, FedEx's Executive Vice President and Chief Financial Officer, or their designees, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

What is included in the proxy materials?

The proxy materials for our 2022 annual meeting of stockholders include the Notice of 2022 Annual Meeting of Stockholders (the "Annual Meeting Notice"), this proxy statement (the "Proxy Statement"), and FedEx's Annual Report to Stockholders for the year ended May 31, 2022 (the "Annual Report"). If you receive a paper copy of the proxy materials, a proxy card, or voting instruction form, and prepaid return envelope are also included. The Annual Meeting Notice (which is included in the Proxy Statement), Proxy Statement, and Annual Report are being made available at **www.proxyvote.com** and are being mailed, along with the accompanying proxy card or voting instruction form, to applicable stockholders beginning on or about August 8, 2022.

Why did I receive a notice regarding the Internet availability of proxy materials instead of a full set of proxy materials?

We are furnishing proxy materials to our stockholders primarily through notice-and-access delivery pursuant to SEC rules. As a result, beginning August 8, 2022, we are mailing to many of our stockholders a Notice Regarding the Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions on how to access the proxy materials on the Internet. Stockholders who have affirmatively requested electronic delivery of our proxy materials will receive instructions via email regarding how to access these materials electronically. All other stockholders, including stockholders who have previously requested to receive a paper copy of the materials, will receive a full paper set of the proxy materials by mail. Using the notice-and-access method of proxy delivery expedites receipt of proxy materials by our stockholders, reduces the cost of producing and mailing the full set of proxy materials, and helps us contribute to sustainable practices.

If you receive a Notice of Internet Availability by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the notice instructs you on how to access the proxy materials and vote on the Internet. If you received a notice by mail and would like to receive paper copies of our proxy materials in the mail, you may call 1-800-579-1639 or send an email to **sendmaterial@proxyvote.com** to request a printed copy of our proxy materials.

Who is entitled to vote at the annual meeting?

The record date for the meeting is July 25, 2022. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is FedEx common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date there were 259,907,654 shares of FedEx common stock outstanding.

What is the difference between holding shares as a stockholder of record and as a beneficial owner? Am I entitled to vote if my shares are held in "street name"?

If your shares are registered in your name with FedEx's transfer agent, Computershare Trust Company, N.A., you are the "stockholder of record" (or "registered stockholder") of those shares, and the Notice of Internet Availability or proxy materials have been provided directly to you by FedEx.

If your shares are held by a bank, brokerage firm, or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the Notice of Internet Availability or proxy materials (including a voting instruction form) are being forwarded to you by your bank, brokerage firm, or other nominee (the "bank or broker"). As the beneficial owner, you have the right to direct your bank or broker how to vote your shares by following the instructions on the Notice of Internet Availability or voting instruction form for voting on the Internet or by telephone (if made available by your bank or broker with respect to any shares you hold in street name), or by completing and returning the voting instruction form, and the bank or broker is required to vote your shares in accordance with your instructions.

If you do not give voting instructions, your broker will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Absent your instructions, the broker will not be permitted, however, to vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), the approval of the amendment to the FedEx Corporation 2019 Omnibus Stock Incentive Plan (Proposal 4), or the adoption of the five stockholder proposals (Proposals 5 through 9), and your shares will be considered "broker non-votes" on those proposals. See "— How will broker non-votes be treated?" below.

What does it mean if I receive more than one Notice of Internet Availability, proxy card, or voting instruction form?

If you receive more than one Notice of Internet Availability, proxy card, or voting instruction form that means your shares are registered differently and are held in more than one account. To ensure that all your shares are voted, please vote each account over the Internet or by telephone (if made available by the bank or broker with respect to any shares you hold in street name), or sign and return by mail all proxy cards and voting instruction forms.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person (online) or represented by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present, in person (online) or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How can stockholders help FedEx reduce mailing costs?

If you vote on the Internet, you may elect to have next year's proxy materials delivered to you electronically. We strongly encourage you to enroll in electronic delivery. Opting to receive your proxy materials electronically will reduce the cost of producing and mailing documents and help us contribute to sustainable practices.

How do I vote?


You may vote on the Internet or by telephone
If you are a registered stockholder, you may vote on the Internet or by telephone by following the instructions included on the Notice of Internet Availability or proxy card. If you vote on the Internet or by telephone, you do not have to mail in a proxy card. If you are the beneficial owner of shares held in street name, you still may be able to vote your shares electronically on the Internet or by telephone. The availability of Internet and telephone voting will depend on the voting process of your bank or broker. We recommend that you follow the instructions set forth on the Notice of Internet Availability or voting instruction form provided to you.


You may vote by mail
If you properly complete, sign, and date a proxy card or voting instruction form provided to you and return it in the envelope provided, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

All stockholders of record can vote by written proxy card. If you are a stockholder of record and receive the Notice of Internet Availability, you may request a written proxy card by following the instructions included on the notice. If you are a beneficial owner, you may request a voting instruction form from your bank or broker.


You may vote online during the virtual meeting
You may vote online during the virtual meeting by following the instructions provided at **www.virtualshareholdermeeting.com/FDX2022** and entering the 16-digit control number on your Notice of Internet Availability, proxy card, or voting instruction form when you access the virtual meeting website.

How do I vote my shares held in a FedEx employee stock purchase plan or benefit plan?

If you own shares of FedEx common stock through a FedEx or subsidiary employee stock purchase plan or benefit plan (a "FedEx benefit plan holder"), you can direct the record holder or the plan trustee to vote the shares held in your account in accordance with your instructions by completing any proxy card or voting instruction form you receive in the mail and returning it in the envelope provided or by registering your instructions via the Internet or telephone as directed on the Notice of Internet Availability or proxy card you receive. If you register your voting instructions by telephone or on the Internet, you do not have to mail in the proxy card. In order to instruct a record holder or plan trustee on the voting of shares held in your account, your instructions must be received by Wednesday, September 14, 2022. If your voting instructions are not received by that date, each plan trustee will vote your shares in the same proportion as the plan shares for which voting instructions have been received.

Do I have to register in advance to attend the meeting?

We will have a virtual-only annual meeting of stockholders in 2022. The meeting will be conducted exclusively via live audio webcast. You do not have to register in advance to attend the virtual meeting. To participate in the virtual meeting, please visit **www.virtualshareholdermeeting.com/FDX2022** and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. You may begin to log into the meeting platform at 7:45 a.m. Central Time on Monday, September 19, 2022. The meeting will begin promptly at 8:00 a.m. Central Time on September 19, 2022. See the following question "— Who can attend the meeting?" and "Virtual Meeting Information" below for additional details.

Who can attend the meeting?

Stockholders of record and "street name" holders at the close of business on July 25, 2022, can attend the meeting by accessing **www.virtualshareholdermeeting.com/FDX2022** and entering the 16-digit control number included in the proxy materials previously received. Please note that the **www.virtualshareholdermeeting.com/FDX2022** website will not be active until approximately two weeks before the meeting date. If you hold your shares in street name and did not receive a 16-digit control number, please contact your bank, broker, or other nominee at least five days before the meeting and obtain a legal proxy to be able to participate in or vote at the meeting.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access **www.virtualshareholdermeeting.com/FDX2022** and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote during the meeting if you participate as a guest. See "Virtual Meeting Information" below for additional details.

Can I change my vote after I submit my proxy?

Yes, if you are a registered stockholder you may revoke your proxy and change your vote prior to the completion of voting at the meeting by:

› a later-dated vote on the Internet or by telephone or submitting a valid, later-dated proxy card in a timely manner (the latest-dated, properly completed proxy that you submit in a timely manner, whether on the Internet, by telephone, or by mail, will count as your vote); or

› giving written notice of such revocation to the Secretary of FedEx prior to the meeting or by voting online at the annual meeting by entering the 16-digit control number found on your proxy card, voting instruction form, or Notice of Internet Availability, as applicable.

Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote online at the virtual meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to FedEx unless:

› required by law;

› necessary to assert or defend claims for or against the company;

› you expressly request disclosure of your vote;

› you communicate your vote to management by following the instructions on your proxy card; or

› there is a proxy contest.

Who will count the votes?

Broadridge Investor Communication Solutions, Inc. ("Broadridge") will tabulate and certify the votes. A representative of Broadridge will serve as the inspector of election.

What if I am a registered stockholder and do not specify how my shares are to be voted on my proxy card?

If you sign and properly submit a proxy card but do not indicate any voting instructions, your shares will be voted:

› FOR the election of each of the fifteen nominees named in this proxy statement to the Board of Directors;

› FOR the advisory proposal to approve named executive officer compensation;

› FOR the ratification of the appointment of Ernst & Young LLP as FedEx's independent registered public accounting firm;

› FOR the approval of the amendment to the FedEx Corporation 2019 Omnibus Stock Incentive Plan to increase the number of authorized shares; and

› AGAINST each of the five stockholder proposals.

Will any other business be conducted at the meeting?

We know of no other business to be conducted at the meeting. FedEx's Bylaws require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we did not receive any such notice. If any other matter properly comes before the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

What happens if a director nominee does not receive the required majority vote?

A nominee who is not already serving as a director and who fails to receive the required majority vote will not be elected and thus will not serve on the Board of Directors.

Each current director who is standing for reelection at the annual meeting has tendered an irrevocable resignation from the Board of Directors that will take effect if the nominee does not receive the required majority vote and the Board accepts the resignation. If the Board accepts the resignation, the nominee will no longer serve on the Board of Directors, and if the Board rejects the resignation, the nominee will continue to serve until his or her successor has been duly elected and qualified or until his or her earlier disqualification, death, resignation, or removal. See "Process for Selecting Directors — Nomination Process — Majority-Voting Standard for Director Elections" above.

What happens if a director nominee is unable to stand for election?

If a director nominee named in this proxy statement is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders may vote your shares for the substitute nominee.

What happens if a stockholder proposal is approved?

The stockholder proposals are non-binding. Therefore, approval of a stockholder proposal would merely serve as a recommendation to the Board to take the necessary steps to implement such proposal.

What is the effect of a stockholder not casting a vote?

If you are a registered stockholder and you do not vote electronically on the Internet or by telephone or sign and return your proxy card, no votes will be cast on your behalf on any of the items of business at the meeting.

If you hold your shares in street name and you do not instruct your bank or broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm, but will not be allowed to vote your shares on any of the other proposals. See "— How will broker non-votes be treated" below.

How will abstentions be treated?

Abstentions will have no effect on the election of directors (Proposal 1). For each of the other proposals (Proposals 2 through 9), abstentions will be treated as shares present for quorum purposes and entitled to vote, so they will have the same practical effect as votes against the proposal.

How will broker non-votes be treated?

If your shares are held in street name, in order to ensure your shares are voted in the way you would like, you must provide voting instructions to your bank or broker by the deadline provided in the materials you receive from your bank or broker.

If you hold your shares in street name and you do not instruct your broker how to vote your shares, your broker may vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 3). Your shares will be treated as broker non-votes on all of the other proposals, including the election of directors (Proposal 1).

Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote. Thus, absent voting instructions from you, your broker may not vote your shares on the election of directors (Proposal 1), the advisory vote to approve named executive officer compensation (Proposal 2), the approval of the amendment to the FedEx Corporation 2019 Omnibus Stock Incentive Plan (Proposal 4), or the adoption of the five stockholder proposals (Proposals 5 through 9). A broker non-vote with respect to these proposals will not affect their outcome.

Will the meeting be webcast?

The annual meeting of stockholders will be a virtual meeting, conducted exclusively via live audio webcast at **www.virtualshareholdermeeting.com/FDX2022**, and is available to FedEx's stockholders as of the record date. Guests may also attend the virtual meeting. A replay of the annual meeting will be available under the News & Events heading on the Investor Relations page of our website (**investors.fedex.com**) approximately 24 hours after the meeting ends and will remain available on our website for at least one month following the meeting.

VIRTUAL MEETING INFORMATION

The annual meeting of stockholders in 2022 will be a virtual meeting, conducted exclusively via live audio webcast at **www.virtualshareholdermeeting.com/FDX2022**. There will not be a physical location for the annual meeting, and you will not be able to attend the meeting in person.

We are committed to ensuring that stockholders will be afforded the same rights and opportunities to participate as they would have at an in-person meeting. To participate in the virtual meeting, please visit **www.virtualshareholdermeeting.com/FDX2022** and enter the 16-digit control number included in your Notice of Internet Availability, on your proxy card, or on the voting instruction form that accompanied your proxy materials. If you hold your shares in street name and did not receive a 16-digit control number, please contact your bank, broker, or other nominee at least five days before the meeting and obtain a legal proxy to be able to participate in or vote at the meeting. You may begin to log into the meeting platform beginning at 7:45 a.m. Central Time on Monday, September 19, 2022. The meeting audio webcast will begin promptly at 8:00 a.m. Central Time on September 19, 2022.

The virtual meeting platform is fully supported across browsers and devices running the most updated version of applicable software and plug-ins. Please ensure that you have a strong Wi-Fi connection wherever you intend to participate in the meeting. Please also give yourself sufficient time to log-in and ensure you can hear the streaming audio before the meeting starts. If you experience any technical difficulties accessing the annual meeting or during the meeting, please call the toll-free number that will be available on **www.virtualshareholdermeeting.com/FDX2022** for assistance. We will have technicians ready to assist you with any technical difficulties you have beginning 15 minutes prior to the start of the annual meeting.

You have multiple opportunities to submit questions. You may submit questions in advance of the annual meeting of stockholders beginning on September 6, 2022 by logging into **www.proxyvote.com** and entering your 16-digit control number. Once past the log-in screen, click on "Question for Management," type in the question, and click "Submit." Alternatively, stockholders will be able to submit questions live during the virtual meeting by typing the question into the "Ask a Question" field, and clicking submit. In the interest of providing the opportunity for as many stockholders to have their questions answered as possible, we ask that stockholders limit themselves to one question each and provide their name and contact details when submitting a question through the meeting platform. We will answer questions that comply with the meeting rules of conduct during the annual meeting of stockholders, subject to time constraints. If we receive substantially similar questions, we will group such questions together. Questions relevant to meeting matters that we do not have time to answer during the meeting will be posted to our website following the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered.

If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode. To attend as a guest, please access **www.virtualshareholdermeeting.com/FDX2022** and enter the information requested on the screen to register as a guest. Please note that you will not have the ability to ask questions or vote during the meeting if you participate as a guest. An archived copy of the audio webcast will be made available on our website (**investors.fedex.com**) after the meeting, and will remain available for at least one month following the meeting.

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 7:45 a.m. Central Time and until the meeting has finished.

ADDITIONAL INFORMATION

General Information

The principal executive offices of FedEx Corporation are located at 942 South Shady Grove Road, Memphis, Tennessee 38120.

FedEx's Annual Report to Stockholders for the fiscal year ended May 31, 2022, which includes FedEx's fiscal 2022 audited consolidated financial statements, accompanies this proxy statement. Although the Annual Report is being distributed with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement. In addition, the information on any website referenced in this proxy statement, including **fedex.com**, **investors.fedex.com**, **fedex.com/en-us/about/diversity-inclusion.html**, and **fedex.com/en-us/sustainability/reports.html**, is not deemed to be part of or incorporated by reference into this proxy statement.

Proxy Solicitation

FedEx will bear all costs of this proxy solicitation. In addition to soliciting proxies by this distribution, our directors, officers, and regular employees may solicit proxies personally or by mail, telephone, facsimile, or other electronic means, for which solicitation they will not receive any additional compensation. FedEx will reimburse brokerage firms, custodians, fiduciaries, and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request. FedEx has retained Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to assist in the solicitation of proxies for a fee of $12,500 plus reimbursement of certain disbursements and expenses.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name and do not participate in electronic delivery will receive only one copy of the Notice of Internet Availability or proxy materials, unless contrary instructions have been received from one or more of these stockholders. This procedure will reduce our printing costs and postage fees.

Stockholders who participate in householding and receive full sets of the proxy materials will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice of Internet Availability or multiple sets of proxy materials, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the Notice of Internet Availability or the proxy materials for your household, please contact our transfer agent at Computershare Trust Company, N.A. (for overnight mail delivery: 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202; for regular mail delivery: P.O. Box 505000, Louisville, Kentucky 40233-5000; by telephone: in the U.S. or Canada, 1-800-446-2617; outside the U.S. or Canada, 1-781-575-2723).

If you participate in householding and wish to receive a separate copy of the Notice of Internet Availability or the proxy materials, or if you do not wish to participate in householding and prefer to receive separate copies of future Notices of Internet Availability or sets of proxy materials, please contact Computershare as indicated above. A separate copy of the Notice of Internet Availability or the proxy materials will be delivered promptly upon request.

Beneficial owners of shares held in street name can request information about householding from their banks, brokerage firms, or other holders of record.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS FOR 2023 ANNUAL MEETING

Stockholder Proposals for 2023 Annual Meeting

Stockholder proposals (other than director nominations) intended to be included in the proxy statement and presented at FedEx's 2023 annual meeting must be received by FedEx no later than April 10, 2023 and must comply with applicable SEC rules, including Rule 14a-8, to be eligible for inclusion in FedEx's proxy materials for next year's meeting. Proposals should be addressed to FedEx Corporation, Attention: Corporate Secretary, 942 South Shady Grove Road, Memphis, Tennessee 38120.

For any proposal that is not submitted for inclusion in next year's proxy statement (as described in the preceding paragraph or in the proxy access director nominations section below), but is instead sought to be presented directly at the 2023 annual meeting, including director nominations, FedEx's Bylaws require stockholders to give advance notice of such proposals. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting. Accordingly, with respect to our 2023 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as May 22, 2023, but no later than June 21, 2023.

To comply with the universal proxy rules, stockholders who intend to solicit in support of director nominees other than FedEx's nominees must provide a notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, by no later than July 21, 2023.

Proxy Access Director Nominations

Our proxy access bylaw permits up to 20 stockholders owning 3% or more of FedEx's outstanding voting stock continuously for at least three years to nominate and include in FedEx's proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in the Bylaws.

FedEx's Bylaws require stockholders to give advance notice of any proxy access director nomination. The required notice, which must include the information and documents set forth in the Bylaws, must be given no more than 150 days and no less than 120 days prior to the anniversary of the date that FedEx mailed its proxy statement for the prior year's annual meeting of stockholders. Accordingly, with respect to our 2023 annual meeting of stockholders, our Bylaws require notice to be provided to the Corporate Secretary at the address listed above, as early as March 11, 2023, but no later than April 10, 2023.

To comply with the universal proxy rules, stockholders who intend to solicit in support of director nominees other than FedEx's nominees must provide a notice that sets forth the information required by Rule 14a-19 under the Securities Exchange Act of 1934, as amended, by no later than July 21, 2023.

Additional Information

Our Bylaws are available under "Governance" below the ESG heading on the Investor Relations page of our website at **investors.fedex.com**. Except as otherwise provided by law, the chairman of the meeting will declare out of order and disregard any nomination or other business proposed to be brought before the meeting by a stockholder that is not made in accordance with our Bylaws.

By order of the Board of Directors,

MARK R. ALLEN
Executive Vice President,
General Counsel and Secretary

COMPANIES IN DIRECTOR COMPENSATION COMPARISON SURVEY GROUP

3M Company

Abbott Laboratories

AbbVie Inc.

Accenture plc

Albertsons Companies, Inc.

Alimentation Couche-Tard Inc.

The Allstate Corporation

Altria Group, Inc.

American Express Company

American International Group, Inc.

Amgen Inc.

Archer-Daniels-Midland Company

Arrow Electronics, Inc.

Bank of America Corporation

Best Buy Co., Inc.

The Boeing Company

Bristol Myers Squibb Co.

Caterpillar Inc.

Charter Communications, Inc.

Chevron Corporation

CHS Inc.

Chubb Limited

Cisco Systems, Inc.

Citigroup Inc.

The Coca-Cola Company

Deere & Company

Dell Technologies Inc.

Dollar General Corporation

Dollar Tree, Inc.

Dow Inc.

Enbridge Inc.

Energy Transfer L.P.

Enterprise Products Partners L.P.

Exelon Corporation

Facebook, Inc.

General Dynamics Corporation

General Electric Company

The Goldman Sachs Group, Inc.

HCA Healthcare, Inc.

Hewlett Packard Enterprise Company

Honeywell International Inc.

HP Inc.

Humana Inc.

Intel Corporation

International Business
   Machines Corporation

Jabil Inc.

Johnson & Johnson

Kraft Heinz Company

Lockheed Martin Corporation

Lowe's Companies, Inc.

LyondellBasell Industries N.V.

Marathon Petroleum Corporation

Medtronic Public Limited Company

Merck & Co., Inc.

MetLife, Inc.

Mondelez International, Inc.

Morgan Stanley

NIKE, Inc.

Northrop Grumman Corporation

Oracle Corporation

PepsiCo, Inc.

Performance Food Group Company

Pfizer Inc.

Philip Morris International Inc.

Phillips 66

The Procter & Gamble Company

The Progressive Corporation

Prudential Financial, Inc.

Publix Super Markets, Inc.

Raytheon Technologies Corporation

StoneX Group Inc.

Sysco Corporation

Target Corporation

Tech Data Corporation

Tesla, Inc.

Thermo Fisher Scientific Inc.

The TJX Companies, Inc.

T-Mobile US, Inc.

The Travelers Companies, Inc.

Tyson Foods, Inc.

United Natural Foods, Inc.

United Parcel Service, Inc.

Valero Energy Corporation

ViacomCBS Inc.

The Walt Disney Company

Wells Fargo & Company

Appendix B

COMPANIES IN EXECUTIVE COMPENSATION COMPARISON SURVEY GROUP

3M	Deere & Company	Johnson Controls International plc
7-Eleven	Dell Inc.	LafargeHolcim
ABB (Asea Brown Boveri)	DENSO International America, Inc.	Linde Plc
Abbot Laboratories	DHL Supply Chain	Lockheed Martin Corporation
AbbVie Inc.	Dollar General Corporation	L'Oréal S.A.
Accenture plc	Dow Chemical Company	Lowe's Companies, Inc.
Adecco Group	Duke Energy Corporation	LyondellBasell Industries N.V.
Ahold Delhaize	EDF Renewable Energy	Macy's
Airbus Group (EADS)	Energy Transfer Partners	Maersk
Albertsons Companies, Inc.	Ericsson	Marathon Petroleum Corporation
Altria Group, Inc.	Ernst & Young	Medtronic plc
American Airlines Group, Inc.	Exelon Corporation	Merck & Co., Inc.
Anheuser-Busch InBev SA/NV	Facebook, Inc.	Michelin
Archer-Daniels-Midland Company	Flex Ltd.	Micron Technology
ARM Holdings plc	Fujitsu	Mondelez International, Inc.
Arrow Electronics, Inc.	GE Aviation	Monroe Energy, LLC
Avanade	GE Digital	NIKE, Inc.
AVANGRID, Inc.	GE Healthcare	Nissan Motor
BAE Systems	GE Renewable Energy	Northrop Gruman Corporation
Bayer AG	General Dynamics Corporation	Novartis AG
Best Buy Co., Inc.	General Dynamics Information Technology	Panasonic of North America
The Boeing Company	General Electric Company	PepsiCo, Inc.
Bristol-Myers Squibb Co.	GlaxoSmithKline plc	Pfizer Inc.
British American Tobacco	HCA Healthcare plc	Pilot Flying J
C&S Wholesale Grocers, Inc.	HCA Inc.	Plains All American Pipeline L.P.
Caterpillar Inc.	Heineken	Praxair
CBS	Hewlett Packard Enterprises, LLC	Randstad
Charter Communications, Inc.	Hitachi Solutions America, Ltd	Raytheon Technologies
CHS Inc.	Hitachi Vantara Corporation	Reynolds American, Inc.
Cisco Systems, Inc.	Honeywell International Inc.	Rio Tinto
CNH Industrial N.V.	Humana Inc.	Roche Holding
Comcast Corporation	International Business Machines Corporation	Safran
Compass Group PLC	IKEA	Sanofi
ConocoPhillips	Ingram Micro	Schlumberger Limited
Continental Automotive	Intel Corporation	Schneider Electric SE
Couche-Tard	Jabil Circuit	Shire
Danone North America	Johnson & Johnson	Simply Business

Appendix B – Companies in Executive Compensation Comparison Survey Group

Sodexo

Sonepar USA

Sony Corporation

Sony Electronics Inc.

Sprint Corporation

Starbucks Corporation

Subaru of America

Sumitomo Corporation of Americas

SYSCO Corporation

Target Corporation

Tech Data

Telefónica

The Coca-Cola Company

The Procter & Gamble Company

Thermo Fisher Scientific

Thyssenkrupp AG

The TJX Companies, Inc.

T-Mobile US, Inc.

Tyson Foods, Inc.

Unilever United States, Inc.

United Continental Holdings, Inc.

United Technologies Corporation

United Parcel Service, Inc.

Veolia Environment

Viacom CBS Inc.

Vinci SA

The Walt Disney Company

FedEx ®

Appendix C

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

The company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP" or "reported"). We have supplemented the reporting of our financial information determined in accordance with GAAP with certain non-GAAP (or "adjusted") financial measures.

We believe these adjusted financial measures facilitate analysis and comparisons of our ongoing business operations because they exclude items that may not be indicative of, or are unrelated to, the company's and our business segments' core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying businesses. These adjustments are consistent with how management views our businesses. Management uses these non-GAAP financial measures in making financial, operating, compensation, and planning decisions and evaluating the company's and each business segment's ongoing performance.

Our non-GAAP financial measures are intended to supplement and should be read together with, and are not an alternative or substitute for, and should not be considered superior to, our reported financial results. Accordingly, users of our financial statements should not place undue reliance on these non-GAAP financial measures. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

See our earnings releases, which are available under the News & Events heading on the Investor Relations page of our website at **investors.fedex.com**, for additional details regarding the reconciliation of GAAP and non-GAAP financial measures below.

Fiscal 2022 Reconciliations for Fiscal 2022 AIC Plan and FY20–FY22 and Active LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation and Human Resources Committee, approved the exclusion of certain items from fiscal 2022 earnings for purposes of the fiscal 2022 AIC plan and the FY20–FY22, FY21–FY23, FY22–FY24, and FY23–FY25 LTI plans (collectively, the "LTI plans"). The Board approved the following exclusions from the fiscal 2022 AIC plan and the LTI plans, as applicable, in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2022: (i) fiscal 2022 mark-to-market ("MTM") retirement plans accounting adjustments; (ii) fiscal 2022 costs related to business realignment activities in connection with the FedEx Express workforce reduction plan in Europe that was announced in January 2021; (iii) the fiscal 2022 stock repurchase impact in excess of that which offset dilution from equity awards; (iv) fiscal 2022 TNT Express integration expenses; and (v) certain costs incurred in fiscal 2022 in connection with a FedEx Ground legal matter. The table below presents a reconciliation of our presented fiscal 2022 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2022

DOLLARS IN MILLIONS, EXCEPT EPS	FEDEX CORPORATION			
	OPERATING INCOME	INCOME TAXES[1]	NET INCOME [2]	DILUTED EARNINGS PER SHARE
GAAP measure	$6,245	$1,070	$3,826	$14.33
MTM retirement plans accounting adjustments[3]	—	379	1,199	4.49
EPS impact of stock repurchases that more than offset dilution from equity awards	—	—	—	(0.15)
Non-GAAP measure for FY20-FY22 and FY21–FY23 LTI plans[4]	6,245	1,449	5,025	18.67
Business realignment costs[5]	278	64	214	0.80
Non-GAAP measure for FY22–FY24 LTI plan[6]	$6,523	$1,513	$5,239	$19.47
FedEx Ground legal matter[7]	210	50	160	0.60
Non-GAAP measure for fiscal 2022 AIC plan[8]	$6,733	$1,563	$5,399	$20.07
TNT Express integration expenses[9]	132	29	103	0.39
Reversal of EPS impact of stock repurchases that more than offset dilution from equity awards	—	—	—	0.15
Non-GAAP measure for FY23–FY25 LTI plan[10]	$6,865	$1,592	$5,502	$20.61

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] The MTM retirement plans accounting adjustments reflect the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans. For fiscal 2022, the MTM retirement plans accounting adjustments also include the second quarter TNT Express MTM retirement plan accounting adjustment related to a noncash loss associated with the termination of a TNT Express European pension plan and a curtailment charge related to the U.S. FedEx Freight pension plan.

[4] Fiscal 2022 adjusted EPS of $18.67 is used for purposes of calculating actual aggregate EPS under the FY20–FY22 and FY21–FY23 LTI plans.

[5] Business realignment costs were recognized at FedEx Express.

[6] Fiscal 2022 adjusted EPS of $19.47 is used for purposes of calculating actual aggregate EPS under the FY22–FY24 LTI plan.

[7] These charges were recognized at FedEx Corporation.

[8] Adjusted consolidated operating income of $6,733 is used for purposes of the fiscal 2022 AIC plan.

[9] These charges were recognized at FedEx Corporation and FedEx Express.

[10] Fiscal 2022 adjusted EPS of $20.61 is the baseline EPS for the FY23–FY25 LTI plan.

Fiscal 2021 Reconciliations for FY20–FY22, FY21–FY23, and FY22–FY24 LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation and Human Resources Committee, approved the exclusion of certain items from fiscal 2021 earnings for purposes of the FY20–FY22, FY21–FY23, and FY22–FY24 LTI plans (collectively, the "LTI plans"). The Board approved the following exclusion from the LTI plans in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2021: the mark-to-market ("MTM") retirement plans accounting adjustments. The table below presents a reconciliation of our presented fiscal 2021 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2021

	FEDEX CORPORATION			
DOLLARS IN MILLIONS, EXCEPT EPS	**OPERATING INCOME**	**INCOME TAXES**[1]	**NET INCOME**[2]	**DILUTED EARNINGS PER SHARE**
GAAP measure	**$5,857**	**$1,443**	**$5,231**	**$19.45**
MTM retirement plans accounting adjustments[3]	—	(281)	(895)	(3.33)
Non-GAAP measures for FY20–FY22, FY21–FY23, and FY22–FY24 LTI plans[4]	$5,857	$1,162	$4,336	$16.12

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] The MTM retirement plans accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans. For fiscal 2021, the MTM retirement plans accounting adjustments also include the second quarter TNT Express MTM retirement plan accounting adjustment related to a noncash loss associated with amending a TNT Express European pension plan to harmonize retirement benefits.

[4] Fiscal 2021 adjusted EPS of $16.12 is the baseline EPS for the FY22–FY24 LTI plan and is used for purposes of calculating actual aggregate EPS under the FY20–FY22 and FY21–FY23 LTI plans.

Fiscal 2020 Reconciliations for FY20–FY22 and FY21–FY23 LTI Plans

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation and Human Resources Committee, approved the exclusion of certain items from fiscal 2020 earnings for purposes of the company's FY20–FY22 and FY21–FY23 LTI plans (collectively, the "LTI plans"). The Board approved the following exclusions from the LTI plans in order to ensure that payouts under the plans more accurately reflect core financial performance in fiscal 2020: (i) the annual mark-to-market ("MTM") retirement plans accounting adjustment and (ii) fiscal 2020 TNT Express integration expenses. The table below presents a reconciliation of our presented fiscal 2020 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2020

	FEDEX CORPORATION			
DOLLARS IN MILLIONS, EXCEPT EPS	**OPERATING INCOME**	**INCOME TAXES**[1]	**NET INCOME**[2]	**DILUTED EARNINGS PER SHARE**
GAAP measure	**$2,417**	**$383**	**$1,286**	**$4.90**
MTM retirement plans accounting adjustment[3]	—	211	583	2.22
TNT Express integration expenses[4]	270	61	209	0.80
Non-GAAP measures for FY20–FY22 and FY21–FY23 LTI plans[5]	$2,687	$655	$2,078	$7.92

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] The MTM retirement plans accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

[4] These expenses were recognized at FedEx Corporation and FedEx Express.

[5] Fiscal 2020 adjusted EPS of $7.92 is the baseline EPS for the FY21–FY23 LTI plan and is used for purposes of calculating actual aggregate EPS under the FY20–FY22 LTI plan.

Fiscal 2019 Reconciliations for FY20–FY22 LTI Plan

As described in "Executive Compensation — Compensation Discussion and Analysis," the Board of Directors, upon the recommendation of the Compensation and Human Resources Committee, approved the exclusion of certain items from fiscal 2019 earnings for purposes of the company's FY20–FY22 LTI plan. The Board approved the following exclusions from the LTI plan in order to ensure that payouts under the plan more accurately reflect core financial performance in fiscal 2019: (i) the annual mark-to-market ("MTM") retirement plans accounting adjustment; (ii) fiscal 2019 TNT Express integration expenses (including any restructuring charges at TNT Express); (iii) costs related to business realignment activities, including the company's U.S.-based voluntary employee buyout program; (iv) costs related to FedEx Ground's settlement of pending lawsuits with the City and State of New York arising from FedEx Ground's alleged shipments of cigarettes to New York residents; and (v) the revision of the provisional benefit associated with the remeasurement of the company's net U.S. deferred tax liability following the passage of the Tax Cuts and Jobs Act of 2017 ("TCJA"). The table below presents a reconciliation of our presented fiscal 2019 non-GAAP measures to the most directly comparable GAAP measures.

FISCAL 2019

	FEDEX CORPORATION			
DOLLARS IN MILLIONS, EXCEPT EPS	OPERATING INCOME	INCOME TAXES[1]	NET INCOME[2]	DILUTED EARNINGS PER SHARE
GAAP measure	$4,466	$ 115	$ 540	$ 2.03
MTM retirement plans accounting adjustment[3]	—	902	2,981	11.22
TNT Express integration expenses[4]	388	74	314	1.18
Business realignment costs[5]	320	77	243	0.91
FedEx Ground legal matter	46	3	43	0.16
Net U.S. deferred tax liability remeasurement	—	(4)	4	0.02
Non-GAAP measure for FY20–FY22 LTI plan[6]	$5,220	$1,167	$4,125	$15.52

[1] Income taxes are based on the company's approximate statutory tax rates applicable to each transaction and give consideration to the effects of the TCJA on the fiscal 2019 rates.

[2] Effect of "Total other (expense) income" on net income amount not shown.

[3] The MTM retirement plans accounting adjustment reflects the year-end adjustment to the valuation of the company's defined benefit pension and other postretirement plans.

[4] These expenses, including any restructuring charges at TNT Express, were recognized at FedEx Corporation and FedEx Express.

[5] Business realignment costs are recognized at FedEx Corporation.

[6] Fiscal 2019 adjusted EPS of $15.52 is the baseline EPS for the FY20–FY22 LTI plan.

FedEx®

Appendix D

FedEx Corporation

2019 OMNIBUS STOCK INCENTIVE PLAN

Section 1.   Purpose

The purpose of the FedEx Corporation 2019 Omnibus Stock Incentive Plan, as amended from time to time (the "Plan"), is to aid the Company and its Affiliates in retaining, attracting and rewarding Non-Management Directors and designated employees and to motivate them to exert their best efforts to achieve the long-term goals of the Company and its Affiliates. The Company believes that the ownership or increased ownership of Common Stock by employees and directors, or otherwise linking the compensation of employees and directors to the value of Common Stock, will further align their interests with those of the Company's other stockholders and will promote the long-term success of the Company and the creation of long-term stockholder value. Accordingly, the Plan authorizes the grant of equity incentive awards to designated employees of the Company and its Affiliates and to directors of the Company. The Plan will be treated as a successor to the FedEx Corporation 2010 Omnibus Stock Incentive Plan, as amended (the "Prior Plan").

Section 2.   Definitions and Rules of Construction

2.1   <u>Definitions</u>. The following capitalized terms used in the Plan shall have the respective meanings set forth below:

"Affiliate" means (a) any Subsidiary and (b) any other entity that, directly or through one or more intermediaries, is controlled by the Company, as determined by the Committee.

"Award" means any Stock Option, Stock Appreciation Right, Restricted Share, Restricted Stock Unit, Dividend Equivalent or Other Stock-Based Award, together with any related right or interest, granted to a Participant under the Plan.

"Award Agreement" means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions, restrictions and other provisions of an Award granted to the Participant.

"Board of Directors" means the Board of Directors of the Company.

"Change of Control" has the meaning given such term in Section 19.1.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means those members, not less than two, of the Compensation Committee of the Board of Directors who are Independent Directors, or any successor committee or subcommittee of the Board of Directors designated by the Board of Directors, which committee or subcommittee shall be comprised of two or more members of the Board of Directors, each of whom is an Independent Director, subject to Section 4.1.

"Common Stock" means the common stock, par value $0.10 per share, of the Company and such other securities of the Company as may be substituted for Common Stock pursuant to Section 18.1 or 18.2.

"Company" means FedEx Corporation, a Delaware corporation, or its successor.

"Disability" means "permanent disability" as determined by the Committee in its sole discretion.

"Dividend Equivalent" means the right granted to a Participant under Section 13 of the Plan to receive a payment in an amount equal to the dividends paid on one outstanding Share with respect to all or a portion of the Shares subject to a Full-Value Award held by such Participant.

"Effective Date" has the meaning given such term in Section 3.1.

"Eligible Person" means (a) any employee of the Company or an Affiliate, (b) any individual to whom an offer of employment with the Company or an Affiliate is made, as determined by the Committee (provided that such prospective employee may not receive any payment or exercise any right with respect to an Award until such person has commenced such employment), and (c) any Non-Management Director.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exercise Price" means (a) in the case of a Stock Option, the amount for which a Share may be purchased upon exercise of such Stock Option, as set forth in the applicable Award Agreement, and (b) in the case of a Stock Appreciation Right, the per Share amount, as specified in the applicable Award Agreement, which is subtracted from the Fair Market Value of a Share in determining the amount payable upon exercise of such SAR.

"Fair Market Value" means, on any date, (a) the average of the high and low per Share sales prices as reported on the New York Stock Exchange composite tape on that date or (b) if such method is not practicable, the value of a Share as determined by the Committee using such other method as it deems appropriate.

"Full-Value Award" means any Award other than in the form of a Stock Option or Stock Appreciation Right and which is settled by the issuance of Shares (or at the discretion of the Committee, settled in cash or other consideration by reference to the value of Shares).

"Grant Date" means the date on which the Committee completes the corporate action authorizing the grant of an Award or such later date as is determined and specified by the Committee as part of that authorization process.

"Incentive Stock Option" or **"ISO"** means a Stock Option or portion thereof that is intended to be and specifically designated as an "incentive stock option" within the meaning of Code Section 422 and meets the requirements thereof.

"Independent Director" means a member of the Board of Directors who qualifies at any given time as (a) an "independent director" under Section 303A of the New York Stock Exchange Listed Company Manual and (b) a "non-employee director" as defined in Rule 16b-3.

"Minimum Vesting Requirement" has the meaning given such term in Section 4.2(f).

"Net Exercise" means a Participant's ability (if authorized by the Committee) to exercise a Stock Option by directing the Company to deduct from the Shares issuable upon exercise of his or her Stock Option a number of Shares having an aggregate Fair Market Value equal to the sum of the aggregate Exercise Price therefor plus the amount of the Participant's tax withholding (if any), whereupon the Company shall issue to the Participant the net remaining number of Shares after such deduction.

"Non-Management Director" means a member of the Board of Directors who is not an employee of the Company or an Affiliate.

"Non-Qualified Stock Option" or **"NQSO"** means a Stock Option or portion thereof that is not an Incentive Stock Option.

"Other Stock-Based Award" means an Award granted to a Participant under Section 14 of the Plan.

"Participant" means any Eligible Person who receives an Award under the Plan.

"Performance Award" means an Award that includes performance conditions as specified by the Committee pursuant to Section 12 of the Plan.

"Performance Period" means the period of service to which the performance goal or goals for a Performance Award relate as determined by the Committee in its sole discretion.

"Plan" has the meaning given such term in Section 1.

"Prior Plan" has the meaning given such term in Section 1.

"Reporting Person" means an employee of the Company or an Affiliate who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

"Restricted Shares" means Shares granted to a Participant under Section 10 of the Plan that are subject to certain restrictions and conditions and to a risk of forfeiture.

"Restricted Stock Unit" or **"RSU"** means the right to acquire one Share, or receive the equivalent amount in cash, granted to a Participant under Section 11 of the Plan, which right is subject to certain restrictions and conditions and to a risk of forfeiture.

"Retirement" means with respect to any Participant, (a) the attainment by the Participant of the age of 55 <u>and</u> the cessation of the Participant's Service, or (b) the Participant's "retirement" as determined by the Committee in its sole discretion.

"Rule 16b-3" means Rule 16b-3 under the Exchange Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Service" means a Participant's employment with the Company or an Affiliate or a Participant's service as a Non-Management Director, as applicable.

"Shares" means shares of Common Stock.

"Stock Appreciation Right" or **"SAR"** means a right granted to a Participant under Section 9 of the Plan to receive a payment equal to the excess of the Fair Market Value of a Share as of the date of exercise of the SAR over the Exercise Price of the SAR.

"Stock Option" means a right granted to a Participant under Section 8 of the Plan to purchase a specified number of Shares at a specified price during a specified time period. A Stock Option may be an Incentive Stock Option or a Non-Qualified Stock Option.

"Subsidiary" means any corporation or other entity of which the Company possesses, directly or through one or more intermediaries, 50% or more of the total combined voting power of such entity.

"Substitute Awards" means Awards granted under Section 7.6 in assumption of, or in substitution for, outstanding awards previously granted by a company or business acquired by the Company or an Affiliate.

2.2 <u>Rules of Construction</u>. The section and other headings contained in the Plan are for reference purposes only and shall not affect the meaning or interpretation of the Plan. Unless the context clearly requires otherwise: (a) references to the plural include the singular and to the singular include the plural; (b) the terms "includes" and "including" are not limiting; (c) the term "or" has the inclusive meaning represented by the phrase "and/or"; (d) any grammatical form or variant of a term defined in the Plan shall be construed to have a meaning corresponding to the definition of the term set forth herein; and (e) references to any provision of a statute shall be deemed to include references to any applicable rules and regulations promulgated thereunder, including proposed rules and regulations, and other guidance issued thereto, by an applicable governmental entity, and any successor provisions, rules and regulations. The terms "hereof," "hereto," "hereunder" and similar terms in the Plan refer to the Plan as a whole and not to any particular provision of the Plan.

Section 3.   Term of the Plan

3.1 <u>Effective Date</u>. The Plan shall be effective as of the date immediately following the date on which it is approved by the Company's stockholders (the "Effective Date").

3.2 <u>Term of the Plan</u>. Unless the Plan is earlier terminated in accordance with the provisions hereof, no Award shall be granted under the Plan after June 30, 2029, but Awards granted on or prior to such date shall continue to be governed by the terms and conditions of the Plan and the applicable Award Agreement (including terms regarding amendments to or modifications of outstanding Awards).

Section 4.   Administration of the Plan

4.1 <u>The Committee</u>. The Plan shall be administered by the Committee. No action of the Committee under the Plan shall be void or deemed to be without authority due to a Committee member's failure to qualify as an Independent Director at the time the action was taken.

4.2 <u>Committee Authority</u>. Subject to the express provisions of the Plan, the Committee shall have full and exclusive power, authority and discretion to take any and all actions necessary, appropriate or advisable for the administration of the Plan, including the following:

(a)   Select Eligible Persons to become Participants;

(b)   Grant Awards;

(c)   Delegate the granting of Awards as specified in Section 4.5;

(d) Determine the type or types of Awards to be granted to each Participant and the timing thereof;

(e) Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(f) Determine the terms, conditions, restrictions and other provisions of each Award, provided that the vesting schedule of any Award granted hereunder (other than Awards involving an aggregate number of Shares equal to or less than 5% of the Shares available for issuance pursuant to Awards under the Plan) shall provide that no portion of such Award may become vested or exercisable prior to the first anniversary of the Grant Date of such Award, subject, however, to the provisions of Sections 4.2(i), 7.6, 12.2, 17, 18.2, 19 and 21 (the "**Minimum Vesting Requirement**");

(g) Establish performance conditions for Performance Awards, and verify the level of performance attained with respect to such performance conditions;

(h) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(i) Amend, modify, suspend, discontinue or terminate the Plan, waive any restrictions or conditions applicable to any Award, or amend or modify the terms and conditions of any outstanding Award;

(j) Adopt sub-plans or supplements to, or alternative versions of, the Plan as the Committee deems necessary or desirable to comply with the laws or regulations of or to accommodate the tax policy or custom of, foreign jurisdictions;

(k) Establish, adopt or revise rules, guidelines and policies for the administration of the Plan;

(l) Construe and interpret the Plan, any Award Agreement and any other documents and instruments relating to the Plan or any Award;

(m) Correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement; and

(n) Make all other decisions and determinations and take such other actions with respect to the Plan or any Award as the Committee may deem necessary, appropriate or advisable for the administration of the Plan.

The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

4.3 Grants to Non-Management Directors.

(a) *Awards*. Notwithstanding any other provision of the Plan, including Sections 4.1 and 4.2, any Awards made under the Plan to Non-Management Directors shall be approved, or made in accordance with a policy or program approved, by the Board of Directors; provided, however, (1) the Committee shall recommend such Awards, policy or program to the Board of Directors for its approval and (2) the Committee retains full independent authority conferred under the Plan with respect to all other aspects of Awards to Non-Management Directors. Solely with respect to the grant of Awards to Non-Management Directors, all rights, powers and authorities vested in the Committee under the Plan with respect thereto shall instead be exercised by the Board of Directors and any reference in the Plan to the Committee shall be deemed to include a reference to the Board of Directors.

(b) *Retainers*. Upon such terms and conditions as may be established by the Board of Directors, each Non-Management Director may elect to have all or part of his or her retainer paid in Shares under the Plan.

(c) *Limit on Non-Management Director Compensation.* The maximum aggregate amount that may be paid to any one Non-Management Director in any one of the Company's fiscal years, in cash, Awards or otherwise, as applicable, is $1,000,000. In the case of any Awards, the value thereof shall be based on the Grant Date fair value as determined for accounting purposes.

4.4 Actions and Interpretations by the Committee. All interpretations, decisions, determinations and actions under or with respect to the Plan shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive and binding on all persons, including Participants, persons claiming rights from or through a Participant, and stockholders. The Committee's determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.

4.5 Delegation of Authority.

(a) Subject to any applicable laws, rules or regulations (including Section 157(c) of the Delaware General Corporation Law or any successor provision), the Committee may, by resolution, expressly delegate to one or more officers of the Company the authority, within specified parameters as to the number, types and terms of Awards, to (1) designate Eligible Persons to be recipients of Awards and (2) determine the number of such Awards to be received by any such Participants; provided, however, that such delegation may not be made with respect to Awards to be granted to any Non-Management Director or any Eligible Person who is a Reporting Person.

(b) The Committee may delegate to any appropriate officer or employee of the Company or an Affiliate responsibility for performing ministerial and administrative functions under the Plan.

(c) In the event that the Committee's authority is delegated to any officer or employee in accordance with Section 4.5(a) or (b), any actions undertaken by such person in accordance with the Committee's delegation of authority shall have the same force and effect as if undertaken directly by the Committee, and any reference in the Plan to the Committee shall, to the extent consistent with the terms and limitations of such delegation, be deemed to include a reference to such officer or employee.

4.6 <u>Limitation of Liability</u>. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished by any officer or employee of the Company or an Affiliate, the Company's independent certified public accountants, counsel or other advisors to the Company, or any consultant, attorney, accountant or other advisor retained by the Committee to assist in the administration of the Plan. Neither the Board of Directors nor the Committee, nor any member of either, shall be liable for any act, omission, interpretation, decision, construction or determination made in good faith in connection with the Plan or any Award.

Section 5. Shares Subject to the Plan; Maximum Awards

5.1 <u>Number of Shares</u>. Subject to the Share counting rules set forth in Section 5.4 and to adjustment as provided in Section 18, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be equal to the sum of (i) 11,700,000 ~~6,700,000~~ Shares, plus (ii) the total number of Shares remaining available for awards under the Prior Plan as of the Effective Date, with the aggregate maximum number of Shares available for Awards under the Plan pursuant to clauses (i) and (ii) not to exceed 22,000,000 ~~17,000,000~~, of which no more than 1,500,000 may be issued as Full-Value Awards.

5.2 <u>Incentive Stock Options</u>. The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under the Plan shall be 17,000,000 subject to adjustment as provided in Section 18.

5.3 <u>Prior Plan</u>. On or after the Effective Date, no further awards shall be granted under the Prior Plan, it being understood that: (i) awards granted under the Prior Plan as of the Effective Date shall remain in full force and effect under the Prior Plan according to their respective terms; and (ii) to the extent that any such award is canceled, terminates, expires, is forfeited or lapses for any reason (in whole or in part), or is settled for cash or other consideration in lieu of Shares, the Shares subject to such award not delivered as a result thereof shall again be available for Awards under this Plan, subject to the maximum amount of 22,000,000 ~~17,000,000~~ Shares, as set forth in Section 5.1.

5.4 <u>Share Counting</u>.

(a) The number of Shares covered by an Award, or to which an Award relates, shall be subtracted from the Plan Share reserve as of the Grant Date.

(b) To the extent an Award (or an award under a Prior Plan) is canceled, terminates, expires, is forfeited or lapses for any reason (in whole or in part), any unissued or forfeited Shares subject to the Award shall be added back to the Plan Share reserve and available again for issuance pursuant to Awards granted under the Plan.

(c) Any Shares related to Awards (or an award under a Prior Plan) that are settled in cash or other consideration in lieu of Shares shall be added back to the Plan Share reserve and available again for issuance pursuant to Awards granted under the Plan.

(d) Shares withheld or deducted from an Award by the Company to satisfy tax withholding requirements relating to Stock Options or Stock Appreciation Rights shall not be added back to the Plan Share reserve and shall not again be available for issuance pursuant to Awards granted under the Plan, but Shares withheld or deducted by the Company to satisfy tax withholding requirements relating to Full-Value Awards shall be added back to the Plan Share reserve and available again for issuance pursuant to Awards granted under the Plan. Shares delivered by a Participant to the Company to satisfy tax withholding requirements shall be treated in the same way as Shares withheld or deducted from an Award as specified above for purposes of Share counting under this Section 5.4(d).

(e) To the extent that the full number of Shares subject to a Stock Option or a Share-settled Stock Appreciation Right is not issued upon exercise of such Stock Option or Stock Appreciation Right for any reason, including by reason of a net settlement or Net Exercise, then all Shares that were covered by the exercised Stock Option or SAR shall not be added back to the Plan Share reserve and shall not again be available for issuance pursuant to Awards granted under the Plan.

(f) If the Exercise Price of a Stock Option is satisfied by delivering Shares to the Company (by either actual delivery or attestation), such Shares shall not be added to the Plan Share reserve and shall not be available for issuance pursuant to Awards granted under the Plan.

(g) To the extent that the full number of Shares subject to a Performance Award (other than a Stock Option or Stock Appreciation Right) is not issued by reason of failure to achieve maximum performance goals, the number of Shares not issued shall be added back to the Plan Share reserve and shall be available again for issuance pursuant to Awards granted under the Plan.

(h) Shares repurchased on the open market with the proceeds of a Stock Option exercise shall not be added to the Plan Share reserve and shall not be available for issuance pursuant to Awards granted under the Plan.

(i) Any Dividend Equivalent denominated in Shares shall be counted against the aggregate number of Shares available for issuance pursuant to Awards under the Plan in such amount and at such time as the Dividend Equivalent first constitutes a commitment to issue Shares.

(j) Substitute Awards granted pursuant to Section 7.6 shall not count against the Plan Share reserve and the Shares otherwise available for issuance under the Plan.

5.5 <u>Source of Shares</u>. Shares issued under the Plan may consist, in whole or in part, of authorized but unissued shares or treasury shares.

5.6 <u>Fractional Shares</u>. No fractional Shares shall be issued under or pursuant to the Plan or any Award and the Committee shall determine, in its sole discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

5.7 <u>Maximum Awards</u>. Subject to Section 4.3(c) and adjustment as provided in Section 18:

(a) *Stock Options*. The maximum aggregate number of Shares subject to Stock Options granted under the Plan to any one Participant during any fiscal year of the Company shall be 1,000,000.

(b) *SARs*. The maximum aggregate number of Shares subject to Stock Appreciation Rights granted under the Plan to any one Participant during any fiscal year of the Company shall be 1,000,000.

(c) *Restricted Shares*. The maximum aggregate number of Restricted Shares granted under the Plan to any one Participant during any fiscal year of the Company shall be 500,000.

(d) *RSUs*. The maximum aggregate number of Shares underlying Awards of Restricted Stock Units granted under the Plan to any one Participant during any fiscal year of the Company shall be 500,000.

(e) *Other Stock-Based Awards*. The maximum aggregate number of Shares underlying Other Stock-Based Awards granted under the Plan to any one Participant during any fiscal year of the Company shall be 500,000.

(f) *Performance Awards*. The maximum aggregate number of Shares underlying Performance Awards granted under the Plan to any one Participant during any fiscal year of the Company shall be as set forth in Sections 5.7(a) – (e) above.

Section 6.   Eligibility and Participation in the Plan; Limitation on Rights of Participants

6.1 <u>Eligible Persons</u>. Only Eligible Persons are eligible to be designated by the Committee to receive Awards and become Participants under the Plan.

6.2 <u>Participation in the Plan</u>. The Committee shall from time to time, in its sole and complete discretion and subject to the provisions of the Plan, designate those Eligible Persons to whom Awards shall be granted and shall determine the nature and amount of each Award.

6.3 <u>No Right to Receive Award or Be Treated Uniformly</u>.

(a) No Eligible Person or other person shall have any claim or right to receive an Award under the Plan, and no Participant, having received an Award, shall have any claim or right to receive a future Award.

(b) Neither the Company, its Affiliates nor the Committee has any obligation to treat Eligible Persons or Participants uniformly under the Plan. Determinations made under the Plan may be made by the Committee selectively among Eligible Persons and Participants, whether or not such persons are similarly situated.

(c) The grant of an Award under this Plan shall not confer any rights upon the Participant holding such Award other than such terms, and subject to such conditions, as are specified in the Plan as being applicable to such type of Award or to all Awards or as are expressly set forth in the Award Agreement relating to such Award.

6.4 <u>No Right to Employment or Service.</u> Neither the Plan, any Award granted under the Plan nor any Award Agreement (a) shall be deemed to constitute an employment contract or confer or be deemed to confer upon any Eligible Person or Participant any right to remain employed by the Company or an Affiliate, as the case may be, or to continue to provide services as a Non-Management Director, or (b) interfere with or limit in any way the right of the Company or an Affiliate, as the case may be, to terminate an Eligible Person's or Participant's employment by the Company or an Affiliate or service as a Non-Management Director for any reason at any time.

Section 7. Awards Generally

7.1 <u>Form and Grant of Awards.</u> The Committee shall have the authority, in its sole discretion, to determine the type or types of Awards to be granted under the Plan. Subject to the provisions of the Plan (including Section 20), Awards may, in the sole discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other plan of the Company or any Affiliate. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

7.2 <u>No Cash Consideration for the Grant of Awards.</u> Unless otherwise determined by the Committee and set forth in the applicable Award Agreement, Awards shall be granted for no cash consideration or for such minimal cash consideration as may be required by applicable law.

7.3 <u>Award Agreements.</u> Awards granted under the Plan shall be evidenced by an Award Agreement that shall contain such terms, conditions, restrictions and provisions as the Committee shall determine and that are not inconsistent with the Plan. The Committee may, in its sole discretion, require as a condition to any Award Agreement's effectiveness that such Award Agreement be executed by the Participant, including by electronic signature or other electronic indication of acceptance. The terms and conditions of Award Agreements need not be the same with respect to each Participant.

7.4 <u>Forms of Payment Under Awards.</u> Subject to the provisions of the Plan, payment or settlement of Awards may be made in such form or forms as the Committee shall determine and as shall be set forth in the applicable Award Agreement, including Shares, cash, other securities of the Company, other Awards, any other form of property as the Committee shall determine, or any combination thereof. Payment of Awards may be made in a single payment or transfer, in installments, or on a deferred basis (subject to the provisions of Section 23.10), as determined by the Committee and subject to the provisions of the Plan.

7.5 <u>Nontransferability of Awards; Beneficiaries.</u>

(a) Unless otherwise determined by the Committee, no Award, nor any interest in such Award, may be sold, pledged, assigned, exchanged, encumbered, hypothecated, gifted, transferred or disposed of in any manner by the Participant, other than by will or by the laws of descent and distribution. Unless otherwise determined by the Committee, all rights with respect to Awards granted to a Participant under the Plan shall be exercisable during the Participant's lifetime only by such Participant or a duly appointed legal guardian or legal representative of such Participant. Notwithstanding the foregoing, the Committee shall not permit any Participant to transfer an Award to a third party for value.

(b) Notwithstanding the provisions of Section 7.5(a), the Committee, in its sole discretion, may provide in the terms of an Award Agreement, or in any other manner prescribed by the Committee, that a Participant shall have the right to designate, in the manner determined by the Committee, a beneficiary or beneficiaries who shall be entitled to exercise any rights and to receive any payments or distributions with respect to an Award following the Participant's death.

(c) A legal guardian, legal representative, beneficiary or other person claiming any rights under the Plan from or through a Participant shall be subject to all terms and conditions of the Plan and the relevant Award Agreement applicable to the Participant, except as otherwise determined by the Committee, and to any additional terms and conditions deemed necessary, appropriate or advisable by the Committee. If the Committee does not authorize the designation of a beneficiary, or if so authorized, no beneficiary has been designated or survives the Participant, an outstanding Award may be exercised by or shall become payable to the legal representative of the Participant's estate.

7.6 <u>Substitute Awards.</u> The Committee may grant Awards under the Plan in assumption of, or in substitution or exchange for, stock and stock-based awards held by employees and directors of another entity who become Eligible Persons in connection with the acquisition (whether by purchase, merger, consolidation or other corporate transaction) by the Company or an Affiliate of the business or assets of the former employing entity ("Substitute Awards"). The Committee may direct that the Substitute Awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

7.7   Issuance of Shares. To the extent that the Plan or any Award Agreement provides for the issuance of Shares, the issuance may be effected on a certificated or non-certificated basis, subject to applicable law and the applicable rules of any stock exchange.

Section 8.   Stock Options

8.1   Grant of Stock Options. The Committee may grant Stock Options to any Eligible Person selected by the Committee. Stock Options shall be designated, in the discretion of the Committee, as an Incentive Stock Option or as a Non-Qualified Stock Option or a combination thereof. Each Stock Option will be evidenced by an Award Agreement that shall set forth the number of Shares covered by the Stock Option, the Exercise Price, the term of the Stock Option, the vesting schedule, and such other terms, conditions and provisions as may be specified by the Committee consistent with the terms of the Plan.

8.2   Exercise Price. The Exercise Price of a Stock Option shall be determined by the Committee, provided that the Exercise Price of a Stock Option (other than a Stock Option issued as a Substitute Award) shall not be less than 100% of the Fair Market Value of a Share on the Grant Date.

8.3   Exercise Term. The Committee shall determine the period during which a Stock Option may be exercised, provided that no Stock Option shall be exercisable for more than ten years from the Grant Date of such Stock Option.

8.4   Time and Conditions of Exercise. The Committee shall establish the time or times at which a Stock Option may be exercised in whole or in part, subject to Section 8.3 and the Minimum Vesting Requirement. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of a Stock Option may be exercised.

8.5   Incentive Stock Options.

(a)   *Eligibility.* Incentive Stock Options may be granted only to employees of (1) the Company or (2) an Affiliate that is a "subsidiary corporation" within the meaning of Code Section 424(f).

(b)   *Annual Limit.* To the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under the Plan and any other stock option plan of the Company) exceeds $100,000 or, if different, the maximum limitation in effect at the time of grant under the Code (the Fair Market Value being determined as of the Grant Date for the ISO), such portion in excess of $100,000 shall be treated as a Non-Qualified Stock Option.

(c)   *Code Section 422.* The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Code Section 422. Any Stock Option or portion thereof that is designated as an ISO that for any reason fails to meet the requirements of an ISO shall be treated as a Non-Qualified Stock Option.

(d)   *Disqualifying Dispositions.* If Shares acquired upon exercise of an Incentive Stock Option are disposed of within two years following the Grant Date of the ISO or one year following the transfer of such Shares to the Participant upon exercise, the Participant shall, promptly following such disposition, notify the Company in writing of the date and terms of such disposition and provide such other information regarding the disposition as the Company may reasonably require.

8.6   No Reloads. Award Agreements for Stock Options shall not contain any provision entitling a Participant to the automatic grant of additional Stock Options in connection with the exercise of the original Stock Option.

8.7   Exercise Procedures. Stock Options may be exercised by Participants in accordance with such rules and procedures as may be established by the Committee.

8.8   Payment of Exercise Price. The full Exercise Price of a Stock Option shall be payable in cash at the time the Stock Option is exercised (including payment through a "cashless exercise" arrangement), together with any applicable withholding taxes. The Committee, in its sole discretion, may provide in an Award Agreement or otherwise (subject to such terms, conditions, provisions and restrictions set forth therein) that: (a) payment of all or any part of the aggregate Exercise Price of a Stock Option may be made by tendering (actually or by attestation) Shares already owned by the Participant; or (b) the Stock Option may be exercised through a Net Exercise procedure.

Section 9.   Stock Appreciation Rights

9.1   <u>Grant of SARs</u>. The Committee may grant Stock Appreciation Rights to any Eligible Person selected by the Committee. An SAR may be granted in tandem with a Stock Option or alone ("freestanding"). Each SAR will be evidenced by an Award Agreement that shall set forth the number of Shares covered by the SAR, the Exercise Price, the term of the SAR, the vesting schedule, and such other terms, conditions and provisions as may be specified by the Committee consistent with the terms of the Plan.

9.2   <u>Freestanding SARs</u>.

(a)   *Exercise Price*. The Exercise Price of a freestanding Stock Appreciation Right shall be determined by the Committee, <u>provided</u> that the Exercise Price of a freestanding SAR (other than a freestanding SAR issued as a Substitute Award) shall not be less than 100% of the Fair Market Value of a Share on the Grant Date.

(b)   *Exercise Term*. The Committee shall determine the period during which a freestanding Stock Appreciation Right may be exercised, <u>provided</u> that no freestanding SAR shall be exercisable for more than ten years from the Grant Date of such SAR.

(c)   *Time and Conditions of Exercise*. The Committee shall determine the time or times at which a freestanding SAR may be exercised in whole or in part, subject to Section 9.2(b) and the Minimum Vesting Requirement. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of a freestanding SAR may be exercised.

9.3   <u>Tandem Stock Options/SARs</u>. A Stock Appreciation Right may be granted in tandem with a Stock Option, either at the time of grant or at any time thereafter during the term of the Stock Option. A tandem Stock Option/SAR will entitle the Participant to elect, as to all or any portion of the number of Shares subject to the Award, to exercise either the Stock Option or the SAR, resulting in the reduction of the corresponding number of Shares subject to the right so exercised as well as the tandem right not so exercised. An SAR granted in tandem with a Stock Option shall have an Exercise Price equal to the Exercise Price of the Stock Option, will be vested and exercisable at the same time or times that a related Stock Option is vested and exercisable, and will expire no later than the time at which the related Stock Option expires.

9.4   <u>Payment of SARs</u>. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount determined by multiplying (a) the excess of the Fair Market Value of a Share on the date of exercise over the Exercise Price by (b) the number of Shares with respect to which the SAR is exercised. The payment upon exercise of an SAR may be in cash, Shares valued at their Fair Market Value on the date of exercise, any other form of consideration, or some combination thereof, as determined by the Committee and set forth in the applicable Award Agreement, and shall be subject to any applicable withholding taxes.

Section 10. Restricted Shares

10.1   <u>Grant of Restricted Shares</u>. The Committee may grant Restricted Shares to any Eligible Person selected by the Committee, in such amounts as shall be determined by the Committee. Each grant of Restricted Shares will be evidenced by an Award Agreement that shall set forth the number of Restricted Shares covered by the Award and the terms, conditions, restrictions and other provisions applicable to the Restricted Shares as may be specified by the Committee consistent with the terms of the Plan.

10.2   <u>Restrictions and Lapse of Restrictions</u>. Restricted Shares shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions as the Committee may impose. Subject to the Minimum Vesting Requirement, these restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or continued Service requirements, or otherwise, as determined by the Committee and set forth in the applicable Award Agreement. If the vesting requirements applicable to all or any part of an Award of Restricted Shares shall not be satisfied, the Restricted Shares with respect to which such requirements are not satisfied shall be returned to the Company.

10.3   <u>Issuance of Restricted Shares</u>. Restricted Shares shall be delivered to the Participant at the time of grant either by book-entry registration or by delivering to the Participant, or if required by the Committee, a custodian or escrow agent (including the Company or its designee) designated by the Committee, a stock certificate or certificates registered in the name of the Participant. If physical certificates representing the Restricted Shares are registered in the name of the Participant, such certificates may, if the Committee so determines, bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Shares.

10.4 <u>Additional Shares Received With Respect to Restricted Shares</u>. Any Shares or other securities of the Company received by a Participant as a stock dividend on, or in connection with a stock split or combination, share exchange, reorganization, recapitalization, merger, consolidation or otherwise with respect to, Restricted Shares shall have the same status, be subject to the same restrictions and, if such Restricted Shares are represented by a certificate, bear the same legend, if any, as such Restricted Shares.

10.5 <u>Rights with Respect to Shares</u>. Unless otherwise determined by the Committee, a Participant who receives an Award of Restricted Shares shall have all rights of ownership with respect to such Restricted Shares, including the right to vote such Shares and to receive any dividends or other distributions paid or made with respect thereto, subject, however, to the provisions of the Plan, the applicable Award Agreement and, if such Restricted Shares are represented by a certificate, any legend on the certificate for such Shares.

Section 11. Restricted Stock Units

11.1 <u>Grant of RSUs</u>. The Committee may grant Restricted Stock Units to any Eligible Person selected by the Committee, in such amounts as shall be determined by the Committee. Each grant of RSUs will be evidenced by an Award Agreement that shall set forth the number of RSUs covered by the Award and the terms, conditions, restrictions and other provisions applicable to the RSUs as may be specified by the Committee consistent with the terms of the Plan.

11.2 <u>Restrictions and Lapse of Restrictions</u>. Restricted Stock Units shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions as the Committee may impose. Subject to the Minimum Vesting Requirement, these restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or continued Service requirements, or otherwise, as determined by the Committee and set forth in the applicable Award Agreement.

11.3 <u>Settlement of RSUs</u>. Restricted Stock Units shall become payable to a Participant at the time or times set forth in the Award Agreement, which may be upon or following the vesting of the Award (subject to the provisions of Section 23.10). RSUs may be paid in cash, Shares or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement, subject to any applicable withholding taxes.

11.4 <u>No Rights as a Stockholder</u>. The Participant shall have no rights as a stockholder with respect to an Award of Restricted Stock Units until such time as Shares are paid and delivered to the Participant in settlement of the RSUs pursuant to the terms of the Award Agreement.

Section 12. Performance Awards

12.1 <u>Grant of Performance Awards</u>. The Committee may specify that any Award granted under the Plan shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Committee. The Committee shall have the complete discretion to determine the number of Performance Awards granted to each Participant, subject to the provisions of Section 5.7, and to designate the terms, conditions and provisions of such Performance Awards (subject to the Minimum Vesting Requirement). Each Performance Award will be evidenced by an Award Agreement that shall set forth the terms, conditions and other provisions applicable to the Performance Award as may be specified by the Committee consistent with the terms of the Plan.

12.2 <u>Performance Goals and Periods</u>. Each Performance Award shall be earned, vested and payable (as applicable) only upon the achievement of the performance goals established by the Committee based upon one or more performance criteria, together with the satisfaction of any other conditions, such as continued Service, as the Committee may determine to be appropriate; <u>provided</u>, <u>however</u>, that the terms of Section 19.2(c) will control in the event of a Change of Control (as defined in Section 19.1 below).

The Committee may use such business criteria and other performance measures as it may deem appropriate in establishing any objective performance conditions for Performance Awards.

The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods. Performance Periods established by the Committee for any Performance Award may be as short as 12 months and may be any longer period.

12.3 <u>Performance Criteria</u>. Performance goals for Performance Awards may be based on one or more of, but are not limited to, the following performance criteria, on a consolidated basis or for a specified Affiliate or other business unit of the Company, or a division, region, department or function within the Company or an Affiliate:

(a) Revenues (net or gross);

(b) Profit (including net profit, pre-tax profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures);

(c) Earnings (including earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings per share (basic or diluted) or other corporate earnings measures);

(d) Income (including net income (before or after taxes), operating income or other corporate income measures);

(e) Cash (including cash flow, free cash flow, operating cash flow, net cash provided by operations, cash flow in excess of cost of capital or other cash measures);

(f) Return measures (including return on assets (gross or net), return on equity, return on income, return on invested capital, return on operating capital, return on sales, and cash flow return on assets, capital, investments, equity or sales);

(g) Operating margin or profit margin;

(h) Contribution margin by business segment;

(i) Share price or performance;

(j) Total stockholder return;

(k) Economic value increased;

(l) Volume growth;

(m) Package yields;

(n) Expenses (including expense management, expense ratio, expense efficiency ratios, expense reduction measures or other expense measures);

(o) Operating efficiency or productivity measures or ratios;

(p) Dividend payout levels;

(q) Internal rate of return or increase in net present value; and

(r) Strategic business criteria consisting of one or more goals regarding, among other things, acquisitions and divestitures, successfully integrating acquisitions, customer satisfaction, employee satisfaction, safety standards, strategic plan development and implementation, agency ratings of financial strength, completion of financing transactions and new product development.

Performance goals may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, and may be measured relative to the performance of one or more specified companies, or a published or special index, or a stock market index, as the Committee deems appropriate. Performance goals need not be based on audited financial results.

The Committee may reserve the right to exercise its discretion to reduce or increase the amounts payable under any Performance Award.

Section 13. Dividend Equivalents

13.1 <u>Grant of Dividend Equivalents</u>. The Committee is authorized to grant Dividend Equivalents with respect to Full-Value Awards granted hereunder, subject to such terms and conditions as may be established by the Committee and set forth in the applicable Award Agreement. Dividend Equivalents shall entitle the Participant to receive payments equal to dividends paid on outstanding Shares with respect to all or a portion of the number of Shares subject to a Full-Value Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued or be deemed to have been reinvested in additional Shares, or otherwise reinvested; <u>provided</u>, <u>however</u>, that with respect to Dividend Equivalents payable on Performance Awards, such Dividend Equivalents may be earned but shall not be paid until payment or settlement of the underlying Performance Award.

13.2 <u>Options and SARs</u>. Dividend Equivalents shall not be granted with respect to Stock Options or Stock Appreciation Rights.

Section 14. Other Stock-Based Awards

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including Shares awarded purely as a "bonus" and not subject to any restrictions or conditions, Shares issued to Non-Management Directors pursuant to the provisions of Section 4.3(b), Shares issued in lieu of other rights to cash compensation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares and Awards valued by reference to the book value of Shares or the value of securities of or the performance of specified Affiliates. The Committee shall determine the terms and conditions of such Other Stock-Based Awards (any Other Stock-Based Award that includes continued Service requirements shall be subject to the Minimum Vesting Requirement), which shall be set forth in the applicable Award Agreement.

Section 15. Tax Withholding

15.1 Tax Withholding. The Company and its Affiliates shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or an Affiliate, an amount sufficient to satisfy any federal, state, local or other taxes of any kind, domestic or foreign, required by any applicable law, rule or regulation to be withheld with respect to any grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving an Award or the Plan, and take such other action as the Committee may deem necessary, appropriate or advisable to enable the Company or an Affiliate to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by delivery of, or withholding from the Award, Shares having a Fair Market Value on the date of withholding equal to an amount (rounded up to the nearest whole Share) required to be withheld for tax purposes as determined by the Committee in its sole discretion and in accordance with such procedures as the Committee establishes. All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

15.2 Company Not Liable. Neither the Company, any Affiliate, the Board of Directors, nor the Committee shall be liable to any Participant or any other person as to any tax consequences expected, but not realized, by any Participant or other person due to the grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving any Award. Although the Company and its Affiliates may endeavor to (a) qualify an Award for favorable tax treatment in a jurisdiction or (b) avoid adverse tax treatment for an Award, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment.

Section 16. Compliance with Laws

16.1 Compliance with Laws. The Plan, all Awards (including the grant, exercise, payment and settlement thereof), and the issuance of Shares hereunder shall be subject to all applicable laws, rules and regulations, domestic or foreign, and to such approvals by any governmental agencies or securities exchange or similar entity as may be required. Notwithstanding any other provision of the Plan or the provisions of any Award Agreement, the Company shall have no obligation to issue or deliver any Shares under the Plan or make any other payment or distribution of benefits under the Plan unless such issuance, delivery, payment or distribution would comply with all applicable laws, rules and regulations (including the Securities Act and the laws of any state or foreign jurisdiction) and the applicable requirements of any securities exchange or similar entity. The Company may require any Participant to make such representations and warranties, furnish such information, take such action and comply with and be subject to such conditions as may be necessary, appropriate or advisable to comply with the foregoing.

16.2 No Obligation to Register Shares. The Company shall be under no obligation to register for offering or resale or to qualify for exemption under the Securities Act, or to register or qualify under the laws of any state or foreign jurisdiction, any Shares, security or interest in a security payable, issuable or deliverable under, or created by, the Plan, or to continue in effect any such registrations or qualifications if made.

16.3 Stock Trading Restrictions. All Shares issuable under the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state or foreign securities laws, rules and regulations and the rules of any securities exchange or similar entity. The Committee may place legends on any certificate evidencing Shares or issue instructions to the transfer agent to reference restrictions applicable to the Shares.

FedEx®

Section 17. Rights After Termination of Service; Acceleration For Other Reasons

17.1 <u>Death</u>. Unless otherwise determined by the Committee, if a Participant's Service terminates by reason of his or her death:

    (a)   All of that Participant's outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards shall become fully vested and exercisable and may thereafter be exercised in full by the legal representative of the Participant's estate or by the beneficiary, if any, designated by the Participant pursuant to the provisions of Section 7.5(b), for a period of twelve months from the date of the Participant's death or until the expiration of the stated period of the Stock Option or SAR, whichever period is shorter (to the extent that the provisions of this Section 17.1(a) cause Incentive Stock Options to fail to comply with the provisions of Code Section 422, such Stock Options shall be deemed to be Non-Qualified Stock Options); and

    (b)   All vesting restrictions and conditions on that Participant's outstanding Restricted Shares that are not Performance Awards shall immediately lapse and such Restricted Shares shall be fully vested.

The applicable Award Agreement shall set forth the treatment of a Participant's outstanding Restricted Stock Units, Performance Awards and Other Stock-Based Awards upon a Participant's termination of Service by reason of his or her death.

17.2 <u>Disability</u>. Unless otherwise determined by the Committee, if a Participant's Service terminates by reason of his or her Disability:

    (a)   All of that Participant's outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards shall become fully vested and exercisable and may thereafter be exercised in full for a period of twenty-four months from the date of such termination of Service or the stated period of the Stock Option or SAR, whichever period is the shorter; <u>provided</u>, <u>however</u>, that if the Participant dies within a period of twenty-four months after such termination of Service, any outstanding Stock Option or SAR may thereafter be exercised by the legal representative of the Participant's estate or by the beneficiary, if any, designated by the Participant pursuant to the provisions of Section 7.5(b), for a period of twelve months from the date of the Participant's death or until the expiration of the stated period of the Stock Option or SAR, whichever period is the shorter (to the extent that the provisions of this Section 17.2(a) cause Incentive Stock Options to fail to comply with the provisions of Code Section 422, such Stock Options shall be deemed to be Non-Qualified Stock Options); and

    (b)   All vesting restrictions and conditions on that Participant's outstanding Restricted Shares that are not Performance Awards shall immediately lapse and such Restricted Shares shall be fully vested.

Any rights of a Participant following his or her termination of Service by reason of Disability with respect to his or her outstanding Restricted Stock Units, Performance Awards and Other Stock-Based Awards shall be set forth in the applicable Award Agreement.

17.3 <u>Retirement</u>. Unless otherwise determined by the Committee, if a Participant's Service terminates by reason of his or her Retirement:

    (a)   The Participant's outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards will cease vesting but, solely to the extent exercisable at the time of the Participant's Retirement, may thereafter be exercised until the expiration of the stated period of the Stock Option or SAR; <u>provided</u>, <u>however</u>, that if the Participant dies after such termination of Service, any unexercised Stock Option or SAR may thereafter be exercised by the legal representative of the Participant's estate or by the beneficiary, if any, designated by the Participant pursuant to the provisions of Section 7.5(b), for a period of twelve months from the date of the Participant's death or until the expiration of the stated period of the Stock Option or SAR, whichever period is the shorter (to the extent that the provisions of this Section 17.3(a) cause Incentive Stock Options to fail to comply with the provisions of Code Section 422, such Stock Options shall be deemed to be Non-Qualified Stock Options);

    (b)   If the Participant has attained the age of 60 at the time of his or her Retirement, all vesting restrictions and conditions on that Participant's outstanding Restricted Shares that are not Performance Awards shall immediately lapse and such Restricted Shares shall be fully vested; and

    (c)   If the Participant has not yet attained the age of 60 at the time of his or her Retirement, that Participant's outstanding Restricted Shares that are not Performance Awards shall not be forfeited, but all time-based vesting conditions and restrictions on such Restricted Shares shall continue in accordance with their terms, or until the Participant's death or Disability, in which case the provisions of Section 17.1 or Section 17.2, as applicable, shall apply.

Any rights of a Participant following his or her Retirement with respect to outstanding Restricted Stock Units, Performance Awards and Other Stock-Based Awards shall be set forth in the applicable Award Agreement.

17.4 <u>Other</u>. Unless otherwise determined by the Committee, if a Participant's Service terminates for any reason other than those set forth in Sections 17.1, 17.2 and 17.3 above:

(a) The Participant's outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards will cease vesting but, solely to the extent exercisable at the time of the Participant's termination of Service, may thereafter be exercised for a period of ninety (90) days from the date of the Participant's termination of Service or until the expiration of the stated period of the Stock Option or SAR, whichever period is the shorter (to the extent that the provisions of this Section 17.4(a) cause Incentive Stock Options to fail to comply with the provisions of Code Section 422, such Stock Options shall be deemed to be Non-Qualified Stock Options); and

(b) For all other Awards, the Participant's Awards shall thereupon terminate and be forfeited.

17.5 <u>Transfer; Leave of Absence</u>.

(a) *Transfer*. For purposes of the Plan, a transfer of an employee Participant from the Company to an Affiliate, or vice versa, or from one Affiliate to another shall not be deemed a termination of Service by the Participant.

(b) *Leave of Absence*. Unless otherwise determined by the Committee, a leave of absence by an employee Participant, duly authorized in writing by the Company or an Affiliate, shall not be deemed a termination of Service by the Participant for purposes of the Plan.

17.6 <u>Acceleration For Any Other Reason</u>. Regardless of whether an event has occurred as described in Sections 17.1, 17.2 and 17.3 above, the Committee may in its sole discretion at any time determine that all or a portion of a Participant's Stock Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, that all or a part of any time-based or Service-based vesting conditions on all or a portion of any outstanding Awards shall lapse, or that any performance-based conditions with respect to any Awards shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, determine. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 17.6. Notwithstanding any other provision of the Plan, including this Section 17.6, the Committee may not accelerate the payment of any Award if such acceleration would fail to comply with Code Section 409A(a)(3).

Section 18. Adjustments for Changes in Capitalization

18.1 <u>Mandatory Adjustments</u>. In the event of an "equity restructuring" (as such term is defined in Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation — Stock Compensation"), including any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash dividend, the authorization limits under Sections 5.1, 5.2 and 5.7 shall be adjusted proportionately, and the Committee shall make such adjustments to the Plan and outstanding Awards as it deems necessary or appropriate, in its sole discretion, to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the Plan, including: (a) adjustment of the number and kind of shares or securities that may be issued under the Plan; (b) adjustment of the number and kind of shares or securities subject to outstanding Awards; (c) adjustment of the Exercise Price of outstanding Stock Options and Stock Appreciation Rights or the measure to be used to determine the amount of the benefit payable on an Award; (d) adjustment to market price-based performance goals or performance goals set on a per-Share basis; and (e) any other adjustments that the Committee determines to be equitable. Notwithstanding the foregoing, the Committee shall not make any adjustments to outstanding Stock Options or SARs to the extent that it causes such Stock Options or SARs to provide for a deferral of compensation subject to Code Section 409A. Without limiting the foregoing, in the event of a subdivision of the outstanding Common Stock (a stock split), a dividend payable in Shares, or a combination or consolidation of the outstanding Common Stock into a lesser number of Shares, the authorization limits under Sections 5.1, 5.2 and 5.7 shall automatically be adjusted proportionately, and the Shares then subject to each outstanding Award shall automatically, without the necessity for any additional action by the Committee, be adjusted proportionately without any change in the aggregate Exercise Price therefor.

18.2 <u>Discretionary Adjustments</u>. Upon the occurrence or in anticipation of any share combination, exchange or reclassification, recapitalization, merger, consolidation or other corporate reorganization affecting the Common Stock, or any transaction described in Section 18.1, in addition to any of the actions described in Section 18.1, the Committee may, in its sole discretion, provide: (a) that Awards will be settled in cash rather than Shares; (b) that Awards will become immediately vested and exercisable and will expire after a designated period of time to the extent not then exercised; (c) that Awards will be equitably converted, adjusted or substituted in connection with such transaction; (d) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the Fair Market Value of the underlying Shares as of a specified date associated with the transaction, over the Exercise Price of the Award; (e) that performance targets and Performance Periods for Performance Awards will be modified; or (f) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

18.3 <u>No Fractional Shares, etc</u>. After giving effect to any adjustment pursuant to the provisions of this Section 18, the number of Shares subject to any Award denominated in whole Shares shall always be a whole number, unless otherwise determined by the Committee. Any discretionary adjustments made pursuant to the provisions of this Section 18 shall be subject to the provisions of Section 21. To the extent any adjustments made pursuant to this Section 18 cause Incentive Stock Options to cease to qualify as Incentive Stock Options, such Stock Options shall be deemed to be Non-Qualified Stock Options.

Section 19. Change of Control

19.1 <u>Definition</u>. For purposes of the Plan, the term "Change of Control" means the occurrence of any of the following on or after the Effective Date:

(a) Any "person" (as such term is used in Sections 13(d) and 14 of the Exchange Act), other than (1) the Company, (2) any subsidiary of the Company, (3) any employee benefit plan (or a trust forming a part thereof) maintained by the Company or any subsidiary of the Company, (4) any underwriter temporarily holding securities of the Company pursuant to an offering of such securities or (5) any person in connection with a transaction described in clauses (1), (2) and (3) of Section 19.1(b) below, becomes the "beneficial owner" (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company representing 30% or more of the total voting power of the Company's then outstanding voting securities, unless such securities (or, if applicable, securities that are being converted into voting securities) are acquired directly from the Company in a transaction approved by a majority of the Incumbent Board (as defined in Section 19.1(d) below).

(b) The consummation of a merger, consolidation or reorganization with or into the Company or in which securities of the Company are issued, or the sale or other disposition, in one transaction or a series of transactions, of all or substantially all of the assets of the Company (a "Corporate Transaction"), unless:

(1) the stockholders of the Company immediately before such Corporate Transaction will own, directly or indirectly, immediately following such Corporate Transaction, at least 60% of the total voting power of the outstanding voting securities of the corporation or other entity resulting from such Corporate Transaction (including a corporation or other entity that acquires all or substantially all of the Company's assets, the "Surviving Company") or the ultimate parent company thereof in substantially the same proportion as their ownership of the voting securities of the Company immediately before such Corporate Transaction;

(2) the individuals who were members of the Board of Directors immediately prior to the execution of the agreement providing for such Corporate Transaction constitute a majority of the members of the board of directors or equivalent governing body of the Surviving Company or the ultimate parent company thereof; and

(3) no person, other than (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan (or a trust forming a part thereof) maintained by the Company or any subsidiary of the Company, (D) the Surviving Company, (E) any subsidiary or parent company of the Surviving Company, or (F) any person who, immediately prior to such Corporate Transaction, was the beneficial owner of securities of the Company representing 30% or more of the total voting power of the Company's then outstanding voting securities, is the beneficial owner of 30% or more of the total voting power of the then outstanding voting securities of the Surviving Company or the ultimate parent company thereof.

(c) The stockholders of the Company approve a complete liquidation or dissolution of the Company.

(d) Directors who, as of the Effective Date, constitute the Board of Directors (the "Incumbent Board"), cease to constitute at least a majority of the Board of Directors (or, in the event of any merger, consolidation or reorganization the principal purpose of which is to change the Company's state of incorporation, form a holding company or effect a similar reorganization as to form, the board of directors of such surviving company or its ultimate parent company); <u>provided</u>, <u>however</u>, that any individual becoming a member of the Board of Directors subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened proxy contest relating to the election of directors.

Notwithstanding the foregoing, a Change of Control will not be deemed to occur solely because any person (a "Subject Person") becomes the beneficial owner of more than the permitted amount of the outstanding voting securities of the Company as a result of the acquisition of voting securities by the Company which, by reducing the number of voting securities outstanding, increases the proportional number of voting securities beneficially owned by the Subject Person, provided, that if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such acquisition by the Company, the Subject Person becomes the beneficial owner of any additional voting securities that increases the percentage of the then outstanding voting securities beneficially owned by the Subject Person to 30% or more of the total voting power, then a Change of Control will have occurred.

19.2 Effect of Change of Control. Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee, the provisions of this Section 19.2 shall apply to the types of Awards specified in subsections (a) and (b) below in the event of a Change of Control.

(a) *Stock Options and SARs*. In the event of a Change of Control, all outstanding Stock Options and Stock Appreciation Rights that are not Performance Awards shall become fully vested and immediately exercisable. To the extent that the provisions of this Section 19.2(a) cause Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Stock Options shall be deemed to be Non-Qualified Stock Options.

(b) *Restricted Shares, Restricted Stock Units and Other Stock-Based Awards*. In the event of a Change of Control as described in Section 19.1(b), as shall be determined by the Committee: (1) any outstanding and unvested Restricted Shares, Restricted Stock Units or Other Stock-Based Awards that are not Performance Awards shall be canceled and the Company shall make a cash payment to those Participants in an amount equal to the highest price per Share received by the holders of Common Stock in connection with such Change of Control multiplied by the number of such unvested Restricted Shares, Restricted Stock Units or Other Stock-Based Awards then held by such Participant, with any non-cash consideration to be valued in good faith by the Committee; or (2) all vesting restrictions and conditions with respect to all outstanding Restricted Shares, Restricted Stock Units or Other Stock-Based Awards that are not Performance Awards shall immediately lapse and such Restricted Shares, Restricted Stock Units or Other Stock-Based Awards shall be fully vested. In the event of a Change of Control as described in Section 19.1(a), (c) or (d), all vesting restrictions and conditions with respect to all outstanding Restricted Shares, Restricted Stock Units or Other Stock-Based Awards that are not Performance Awards shall immediately lapse and such Restricted Shares, Restricted Stock Units or Other Stock-Based Awards shall be fully vested.

(c) *Performance Awards*. In the event of a Change of Control, all performance goals or other vesting criteria with regard to all outstanding Performance Awards shall be deemed to be achieved at 100% of target levels and all other terms and conditions will be deemed met.

19.3 Excise Taxes. In the event that any acceleration of vesting pursuant to an Award and any other payment or benefit received or to be received by a Participant under the Plan or otherwise in connection with a Change of Control would subject a Participant to any excise tax pursuant to Code Section 4999 (which excise tax would be the Participant's obligation) due to the characterization of such acceleration of vesting, payment or benefit as an "excess parachute payment" under Code Section 280G, then the Award and any other payments or benefits provided hereunder shall, to the extent possible, be reduced (but not below zero) so that the present value of such total amounts and benefits received by the Participant will be one dollar ($1.00) less than three times the Participant's "base amount" (as defined in Code Section 280G) and so that no portion of such amounts and benefits received by the Participant shall be subject to the excise tax imposed by Code Section 4999. The reduction of payments and benefits hereunder, if applicable, shall be made by reducing, first, payments or benefits to be paid in cash hereunder in the order in which such payment or benefit would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and, then, reducing any benefit to be provided in-kind hereunder in a similar order. The determination as to whether any such reduction in the amounts of the Award and any other payments and benefits provided hereunder or otherwise is necessary shall be made by the Committee in its sole discretion. If a reduced Award or any other payment or benefit hereunder is made or provided and through error or otherwise that payment or benefit, when aggregated with other payments and benefits to the Participant from the Company (or an Affiliate) used in determining if an "excess parachute payment" exists, exceeds one dollar ($1.00) less than three times the Participant's base amount, then the Participant shall immediately repay such excess to the Company upon notification that an overpayment has been made. Nothing in this Section 19.3 shall require the Company to be responsible for, or have any liability or obligation with respect to, the Participant's excise tax liabilities under Code Section 4999.

Section 20. Repricing Prohibited

Except as contemplated by the provisions of Section 18, outstanding Stock Options and Stock Appreciation Rights will not be "repriced" for any reason without the prior approval of the Company's stockholders. For purposes of the Plan, a "repricing" means lowering the Exercise Price of an outstanding Stock Option or SAR or any other action that has the same effect or is treated as a repricing under generally accepted accounting principles, and includes a tandem cancellation of a Stock Option or SAR at a time when its Exercise Price exceeds the fair market value of the underlying Common Stock and exchange for another Stock Option, SAR, other Award, other equity security or a cash payment.

Section 21. Amendment and Termination

21.1 <u>Amendment or Termination of the Plan</u>. The Board of Directors or the Committee may amend, modify, suspend, discontinue or terminate the Plan or any portion of the Plan at any time; <u>provided</u>, <u>however</u>, any amendment or modification that (a) increases the total number of Shares available for issuance pursuant to Awards granted under the Plan (except as contemplated by the provisions of Section 18), (b) deletes or limits the provision of Section 20 (repricing prohibition), or (c) requires the approval of the Company's stockholders pursuant to any applicable law, regulation or securities exchange rule or listing requirement, shall be subject to approval by the Company's stockholders. Subject to the provisions of Section 21.3, no amendment, modification, suspension, discontinuance or termination of the Plan shall impair the rights of any Participant under any Award previously granted under the Plan without such Participant's consent, <u>provided</u> that such consent shall not be required with respect to any Plan amendment, modification or other such action if the Committee determines in its sole discretion that such amendment, modification or other such action is not reasonably likely to significantly reduce or diminish the benefits provided to the Participant under such Award.

21.2 <u>Awards Previously Granted</u>. The Committee may waive any conditions or restrictions under, amend or modify the terms and conditions of, or cancel or terminate any outstanding Award at any time and from time to time; <u>provided</u>, <u>however</u>, subject to the provisions of Section 21.3 and the provisions of the applicable Award Agreement, no such amendment, modification, cancellation or termination shall impair the rights of a Participant under an Award without such Participant's consent, <u>provided</u> that such consent shall not be required with respect to any amendment, modification or other such action if the Committee determines in its sole discretion that such amendment, modification or other such action is not reasonably likely to significantly reduce or diminish the benefits provided to the Participant under such Award.

21.3 <u>Compliance Amendments</u>. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable in order for the Company, the Plan, an Award or an Award Agreement to satisfy or conform to any applicable present or future law, regulation or rule or to meet the requirements of any accounting standard.

Section 22. Foreign Jurisdictions

Awards granted to Participants who are foreign nationals or who are employed by the Company or an Affiliate outside of the United States may have such terms and conditions different from those specified in the Plan and such additional terms and conditions as the Committee, in its sole discretion, determines to be necessary, appropriate or advisable to foster and promote achievement of the material purposes of the Plan and to fairly accommodate for differences in local law, tax policy or custom or to facilitate administration of the Plan. The Committee may approve such sub-plans, appendices or supplements to, or amendments, restatements or alternative versions of, the Plan as it may consider necessary, appropriate or advisable, without thereby affecting the terms of the Plan as in effect for any other purpose. The special terms and any appendices, supplements, amendments, restatements or alternative versions, however, shall not include any provisions that are inconsistent with the terms of the Plan as then in effect, unless the Plan could have been amended to eliminate such inconsistency without further approval by the Company's stockholders.

Section 23. General

23.1 <u>No Limit on Other Compensation Arrangements</u>. Nothing contained in the Plan shall preclude or limit the Company or any Affiliate from adopting or continuing in effect other or additional compensation arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

23.2 <u>Treatment for Other Compensation Purposes</u>. The amount of any compensation received or deemed to be received by a Participant pursuant to an Award shall not be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws, and shall not be included in or have any effect on the determination of benefits under any other compensation or benefit plan, program or arrangement of the Company or an Affiliate, including any pension or severance benefits plan, unless expressly provided by the terms of any such plan, program or arrangement.

23.3 <u>No Trust or Fund</u>. The Plan is intended to constitute an "unfunded" plan. Nothing contained herein or in any Award Agreement shall (a) require the Company to segregate any monies, other property or Shares, create any trusts, or to make any special deposits for any amounts payable to any Participant or other person, or (b) be construed as creating in respect of any Participant or any other person any equity or other interest of any kind in any assets of the Company or an Affiliate or creating a trust of any kind or a fiduciary relationship of any kind between the Company or any Affiliate and a Participant or any other person. Prior to the payment or settlement of any Award, nothing contained herein or in any Award Agreement shall give any Participant or any other person any rights that are greater than those of a general unsecured creditor of the Company or an Affiliate.

23.4 <u>Use of Proceeds</u>. All proceeds received by the Company pursuant to Awards granted under the Plan shall be used for general corporate purposes.

23.5 <u>No Limitations on Corporate Action</u>. Neither the Plan, the grant of any Award nor any Award Agreement shall limit, impair or otherwise affect the right or power of the Company or any of its Affiliates to make adjustments, reclassifications, reorganizations or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets.

23.6 <u>No Stockholder Rights</u>. Subject to the provisions of the Plan and the applicable Award Agreement, no Participant shall have any rights as a stockholder with respect to any Shares to be issued under the Plan prior to the issuance thereof.

23.7 <u>Prohibition on Loans</u>. The Company shall not loan funds to any Participant for the purpose of paying the Exercise Price associated with any Stock Option or Stock Appreciation Right or for the purpose of paying any taxes associated with the grant, exercise, lapse of restriction, vesting, distribution, payment or other taxable event involving an Award or the Plan.

23.8 <u>No Obligation to Exercise Awards; No Right to Notice of Expiration Date</u>. An Award of a Stock Option or a Stock Appreciation Right imposes no obligation upon the Participant to exercise the Award. The Company, its Affiliates and the Committee have no obligation to inform a Participant of the date on which a Stock Option or SAR is no longer exercisable except in the Award Agreement.

23.9 <u>Compliance with Section 16(b)</u>. With respect to Participants who are Reporting Persons, all transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3. All transactions under the Plan involving Reporting Persons are subject to such conditions, regardless of whether the conditions are expressly set forth in the Plan. Any provision of the Plan that is contrary to a condition of Rule 16b-3 shall not apply to such Reporting Persons.

23.10 <u>Code Section 409A Compliance</u>. Notwithstanding anything contained in the Plan or in any Award Agreement to the contrary, the Plan and all Awards hereunder are intended to satisfy the requirements of Code Section 409A so as to avoid the imposition of any additional taxes or penalties thereunder, and all terms, conditions and provisions of the Plan and an Award Agreement shall be interpreted and applied in a manner consistent with this intent. If the Committee determines that an Award, Award Agreement, payment, distribution, transaction, or any other action or arrangement contemplated by the provisions of the Plan or an Award Agreement would, if undertaken, cause a Participant to become subject to any additional taxes or penalties under Code Section 409A, such Award, Award Agreement, payment, distribution, transaction or other action or arrangement shall not be given effect to the extent it causes such result and the related provisions of the Plan or Award Agreement will be deemed modified or, if necessary, suspended in order to comply with the requirements of Code Section 409A to the extent determined appropriate by the Committee in its sole discretion, in each case without the consent of or notice to the Participant.

If an Award constitutes "nonqualified deferred compensation" under Section 409A, any payment or settlement of such Award upon a Participant's termination of Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant's "separation from service" (within the meaning of Section 409A), whether such "separation from service" occurs upon or after the Participant's termination of Service. For purposes of the Plan or any Award Agreement relating to any such payments or benefits, references to a "termination," "termination of employment" or like terms mean a "separation from service."

Notwithstanding anything contained in the Plan or any Award Agreement to the contrary, any payment(s) of "nonqualified deferred compensation" required to made under an Award to a "specified employee" (as defined under Section 409A and as the Company determines) due to his or her "separation from service" will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such "separation from service" (or, if earlier, until the specified employee's death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of "nonqualified deferred compensation" under such Award payable more than six months following a Participant's "separation from service" will be paid at the time or times the payments are otherwise scheduled to be made.

Notwithstanding anything contained in the Plan or any Award Agreement to the contrary, each and every payment made hereunder shall be treated as a separate payment and not as a series of payments. Whenever a payment under the Plan or an Award Agreement may be paid within a specified period, the actual date of payment within the specified period shall be within the sole discretion of the Company.

23.11 <u>Governing Law</u>. Except as to matters governed by United States federal law or the Delaware General Corporation Law, the Plan, all Award Agreements and all determinations made and actions taken under the Plan and any Award Agreement shall be governed by and construed in accordance with the laws of the State of Tennessee without giving effect to its conflicts of law principles.

23.12 <u>Plan Controls</u>. In the event of any conflict or inconsistency between the Plan and any Award Agreement, the provisions of the Plan shall govern and the Award Agreement shall be interpreted to minimize or eliminate any such conflict or inconsistency.

23.13 <u>Severability</u>. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

23.14 <u>Successors</u>. The Plan shall be binding upon the Company and its successors and assigns, and the Participant and the Participant's legal representatives and beneficiaries.

Effective as of September 24, 2019
Amended June 12, 2022
*<u>**Amended September 19, 2022**</u>*

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